7 April 2006



06012542



5 Morrison Street
Edinburgh
EH3 8BH

Direct Line 0131 243 5586
Fax No 0131 243 5516

Your Ref: 82/5222

United States Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street N.W.
WASHINGTON D.C. 20549
United States of America

Exemption

Dear Sirs,

HBOS plc filings pursuant to Rule 12g3-2(b)

I enclose documents either sent to shareholders or made available to the public during the period **1st March 2006 to 31st March 2006.**

Updated disclosure/Reporting Requirements pursuant to Rule 12g3-2(b)(1)(iv) under the Securities Exchange Act 1934.

Announcements made to the London Stock Exchange:-

01.03.06	Preliminary Results - Part 1
01.03.06	Preliminary Results - Part 2
02.03.06	Transaction in Own Shares
02.03.06	Additional Listing
02.03.06	Publication of Prospectus - Treasury Services
02.03.06	Director/PDMR Shareholding
03.03.06	Transaction in Own Shares
06.03.06	Director/PDMR Shareholding
06.03.06	Director/PDMR Shareholding
07.03.06	Rule 8 disclosure - Pendragon plc
07.03.06	Publication of Final Terms – Treasury Services
07.03.06	Cancellation - Treasury Shares
07.03.06	Publication of Final Terms – Treasury Services
08.03.06	Transaction in Own Shares
08.03.06	Hx House Price Index – Feb2006
08.03.06	Rule 8 disclosure – Parkdean Holidays
09.03.06	Transaction in Own Shares
09.03.06	Director/PDMR Shareholding
10.03.06	Transaction in Own Shares
10.03.06	Blocklisting Interim Review
10.03.06	Notice of AGM
13.03.06	Transaction in Own Shares
13.03.06	Director/PDMR Shareholding

dlw 4/17

14.03.06	Publication of Final Terms – Treasury Services
14.03.06	Director/PDMR Shareholding
14.03.06	Director/PDMR Shareholding - Amend
14.03.06	Director/PDMR Shareholding - Amend
15.03.06	Transaction in Own Shares
16.03.06	Transaction in Own Shares
16.03.06	Director/PDMR Shareholding
16.03.06	Director/PDMR Shareholding
17.03.06	Notice of Class Meeting
17.03.06	Transaction in Own Shares
20.03.06	Rule 8 disclosure – Prudential plc
20.03.06	Director/PDMR Shareholding
20.03.06	Director/PDMR Shareholding
21.03.06	Transaction in Own Shares
21.03.06	Publication of Final Terms – Treasury Services
21.03.06	Rule 8 disclosure – Prudential plc
21.03.06	Rule 8 disclosure - Aviva plc
22.03.06	Director/PDMR Shareholding
22.03.06	Rule 8 disclosure – Kingston Comm (Hull)
22.03.06	Rule 8 disclosure – Prudential plc
22.03.06	Rule 8 disclosure - Aviva plc
22.03.06	Rule 8 disclosure - Aviva plc
22.03.06	Director/PDMR Shareholding
23.03.06	Rule 8 disclosure – Prudential plc
23.03.06	Cancellation - Treasury Shares
23.03.06	Director/PDMR Shareholding
24.03.06	Rule 8 disclosure – Prudential plc
24.03.06	Supplementary Prospectus - Treasury Services
24.03.06	Transaction in Own Shares
27.03.06	Director/PDMR Shareholding
27.03.06	Transaction in Own Shares
28.03.06	Transaction in Own Shares
28.03.06	Director/PDMR Shareholding
28.03.06	Director/PDMR Shareholding
28.03.06	Publication of Final Terms – Treasury Services
29.03.06	Transaction in Own Shares
30.03.06	Director/PDMR Shareholding
30.03.06	Director/PDMR Shareholding
30.03.06	Director/PDMR Shareholding - Amend
30.03.06	Director/PDMR Shareholding - Amend
30.03.06	Director/PDMR Shareholding - Amend
31.03.06	Annual Report and Accounts
31.03.06	Director/PDMR Shareholding

Documents lodged at Companies House:

Forms 88(2)

1 Form 88(2)'s - Return of Allotment of	47,861 Shares registered on 27.02.06
1 Form 88(2)'s - Return of Allotment of	53,696 Shares registered on 28.02.06
1 Form 88(2)'s - Return of Allotment of	51,644 Shares registered on 01.03.06

1 Form 88(2)'s - Return of Allotment of 125,469 Shares registered on 02.03.06
1 Form 88(2)'s - Return of Allotment of 42,284 Shares registered on 03.03.06
1 Form 88(2)'s - Return of Allotment of 31,830 Shares registered on 06.03.06
1 Form 88(2)'s - Return of Allotment of 66,301Shares registered on 07.03.06
1 Form 88(2)'s - Return of Allotment of 40,373 Shares registered on 08.03.06
1 Form 88(2)'s - Return of Allotment of 16,875 Shares registered on 09.03.06
1 Form 88(2)'s - Return of Allotment of 15,514 Shares registered on 10.10.03
1 Form 88(2)'s - Return of Allotment of 9,015 Shares registered on 13.03.06
1 Form 88(2)'s - Return of Allotment of 14,214 Shares registered on 14.03.06
1 Form 88(2)'s - Return of Allotment of 17,510 Shares registered on 15.03.06
1 Form 88(2)'s - Return of Allotment of 33,025 Shares registered on 16.03.06
1 Form 88(2)'s - Return of Allotment of 4,684 Shares registered on 17.03.06
1 Form 88(2)'s - Return of Allotment of 13,231 Shares registered on 20.03.06
1 Form 88(2)'s - Return of Allotment of 12,599 Shares registered on 21.03.06
1 Form 88(2)'s - Return of Allotment of 17,604 Shares registered on 22.03.06
1 Form 88(2)'s - Return of Allotment of 2,324,662 Shares registered on 23.03.06
1 Form 88(2)'s - Return of Allotment of 2,066,009 Shares registered on 24.03.06
1Form 88(2)'s - Return of Allotment of 902,764 Shares registered on 27.03.06
1 Form 88(2)'s - Return of Allotment of 575,823 Shares registered on 28.03.06
1 Form 88(2)'s - Return of Allotment of 408,494 Shares registered on 29.03.06
1 Form 88(2)'s - Return of Allotment of 214,811 Shares registered on 30.03.06
1 Form 88(2)'s - Return of Allotment of 146,160 Shares registered on 31.03.06

1 Form 288(a) - Appointment of Peter Cummings as Director - Replacement

Forms 169

Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 06.03.06
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 07.03.06
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 10.03.06
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 13.03.06
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 14.03.06
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 15.03.06
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 17.03.06
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 20.03.06

Documents issued to Shareholders

Annual Report and Accounts 2005
Notice of AGM
Annual Review and Summary Financial Statement 2005
Notice of Class Meeting to holders of Non-cumulative 6.0884% Preference Shares

I would be grateful if you could acknowledge receipt by stamping the enclosed copy of this letter and return in the envelope provided. Also enclosed is an international coupon for the cost this will entail.

Yours faithfully

pp Susan Reth

Kenny Melville
Assistant Company Secretary

7 April 2006

5 Morrison Street
Edinburgh
EH3 8BH

Direct Line 0131 243 5586
Fax No 0131 243 5516

United States Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street N.W.
WASHINGTON D.C. 20549
United States of America

Your Ref: 82/5222

Exemption

Dear Sirs,

HBOS plc filings pursuant to Rule 12g3-2(b)

I enclose documents either sent to shareholders or made available to the public during the period **1st March 2006 to 31st March 2006**.

Updated disclosure/Reporting Requirements pursuant to Rule 12g3-2(b)(1)(iv) under the Securities Exchange Act 1934.

Announcements made to the London Stock Exchange:-

01.03.06	Preliminary Results - Part 1
01.03.06	Preliminary Results - Part 2
02.03.06	Transaction in Own Shares
02.03.06	Additional Listing
02.03.06	Publication of Prospectus - Treasury Services
02.03.06	Director/PDMR Shareholding
03.03.06	Transaction in Own Shares
06.03.06	Director/PDMR Shareholding
06.03.06	Director/PDMR Shareholding
07.03.06	Rule 8 disclosure - Pendragon plc
07.03.06	Publication of Final Terms – Treasury Services
07.03.06	Cancellation - Treasury Shares
07.03.06	Publication of Final Terms – Treasury Services
08.03.06	Transaction in Own Shares
08.03.06	Hx House Price Index – Feb2006
08.03.06	Rule 8 disclosure – Parkdean Holidays
09.03.06	Transaction in Own Shares
09.03.06	Director/PDMR Shareholding
10.03.06	Transaction in Own Shares
10.03.06	Blocklisting Interim Review
10.03.06	Notice of AGM
13.03.06	Transaction in Own Shares
13.03.06	Director/PDMR Shareholding

14.03.06	Publication of Final Terms – Treasury Services
14.03.06	Director/PDMR Shareholding
14.03.06	Director/PDMR Shareholding - Amend
14.03.06	Director/PDMR Shareholding - Amend
15.03.06	Transaction in Own Shares
16.03.06	Transaction in Own Shares
16.03.06	Director/PDMR Shareholding
16.03.06	Director/PDMR Shareholding
17.03.06	Notice of Class Meeting
17.03.06	Transaction in Own Shares
20.03.06	Rule 8 disclosure – Prudential plc
20.03.06	Director/PDMR Shareholding
20.03.06	Director/PDMR Shareholding
21.03.06	Transaction in Own Shares
21.03.06	Publication of Final Terms – Treasury Services
21.03.06	Rule 8 disclosure – Prudential plc
21.03.06	Rule 8 disclosure - Aviva plc
22.03.06	Director/PDMR Shareholding
22.03.06	Rule 8 disclosure – Kingston Comm (Hull)
22.03.06	Rule 8 disclosure – Prudential plc
22.03.06	Rule 8 disclosure - Aviva plc
22.03.06	Rule 8 disclosure - Aviva plc
22.03.06	Director/PDMR Shareholding
23.03.06	Rule 8 disclosure – Prudential plc
23.03.06	Cancellation - Treasury Shares
23.03.06	Director/PDMR Shareholding
24.03.06	Rule 8 disclosure – Prudential plc
24.03.06	Supplementary Prospectus - Treasury Services
24.03.06	Transaction in Own Shares
27.03.06	Director/PDMR Shareholding
27.03.06	Transaction in Own Shares
28.03.06	Transaction in Own Shares
28.03.06	Director/PDMR Shareholding
28.03.06	Director/PDMR Shareholding
28.03.06	Publication of Final Terms – Treasury Services
29.03.06	Transaction in Own Shares
30.03.06	Director/PDMR Shareholding
30.03.06	Director/PDMR Shareholding
30.03.06	Director/PDMR Shareholding - Amend
30.03.06	Director/PDMR Shareholding - Amend
30.03.06	Director/PDMR Shareholding - Amend
31.03.06	Annual Report and Accounts
31.03.06	Director/PDMR Shareholding

Documents lodged at Companies House:

Forms 88(2)

1 Form 88(2)'s - Return of Allotment of	47,861 Shares registered on 27.02.06
1 Form 88(2)'s - Return of Allotment of	53,696 Shares registered on 28.02.06
1 Form 88(2)'s - Return of Allotment of	51,644 Shares registered on 01.03.06

1 Form 88(2)'s - Return of Allotment of	125,469 Shares registered on 02.03.06
1 Form 88(2)'s - Return of Allotment of	42,284 Shares registered on 03.03.06
1 Form 88(2)'s - Return of Allotment of	31,830 Shares registered on 06.03.06
1 Form 88(2)'s - Return of Allotment of	66,301Shares registered on 07.03.06
1 Form 88(2)'s - Return of Allotment of	40,373 Shares registered on 08.03.06
1 Form 88(2)'s - Return of Allotment of	16,875 Shares registered on 09.03.06
1 Form 88(2)'s - Return of Allotment of	15,514 Shares registered on 10.10.03
1 Form 88(2)'s - Return of Allotment of	9,015 Shares registered on 13.03.06
1 Form 88(2)'s - Return of Allotment of	14,214 Shares registered on 14.03.06
1 Form 88(2)'s - Return of Allotment of	17,510 Shares registered on 15.03.06
1 Form 88(2)'s - Return of Allotment of	33,025 Shares registered on 16.03.06
1 Form 88(2)'s - Return of Allotment of	4,684 Shares registered on 17.03.06
1 Form 88(2)'s - Return of Allotment of	13,231 Shares registered on 20.03.06
1 Form 88(2)'s - Return of Allotment of	12,599 Shares registered on 21.03.06
1 Form 88(2)'s - Return of Allotment of	17,604 Shares registered on 22.03.06
1 Form 88(2)'s - Return of Allotment of	2,324,662 Shares registered on 23.03.06
1 Form 88(2)'s - Return of Allotment of	2,066,009 Shares registered on 24.03.06
1Form 88(2)'s - Return of Allotment of	902,764 Shares registered on 27.03.06
1 Form 88(2)'s - Return of Allotment of	575,823 Shares registered on 28.03.06
1 Form 88(2)'s - Return of Allotment of	408,494 Shares registered on 29.03.06
1 Form 88(2)'s - Return of Allotment of	214,811 Shares registered on 30.03.06
1 Form 88(2)'s - Return of Allotment of	146,160 Shares registered on 31.03.06

1 Form 288(a) - Appointment of Peter Cummings as Director - Replacement

Forms 169

Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 06.03.06
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 07.03.06
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 10.03.06
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 13.03.06
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 14.03.06
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 15.03.06
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 17.03.06
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 20.03.06

Documents issued to Shareholders

Annual Report and Accounts 2005
Notice of AGM
Annual Review and Summary Financial Statement 2005
Notice of Class Meeting to holders of Non-cumulative 6.0884% Preference Shares

I would be grateful if you could acknowledge receipt by stamping the enclosed copy of this letter and return in the envelope provided. Also enclosed is an international coupon for the cost this will entail.

Yours faithfully

pp Kenny Melville
Assistant Company Secretary

Regulatory Announcement

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Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 02-Mar-06
Number	1550Z


SEC MAIL PROCESSING
RECEIVED
APR 12 2006
WASH, D.C.
160
SECTION

RNS Number:1550Z
HBOS PLC
02 March 2006

HBOS plc

HBOS plc announces that on 1 March 2006 it purchased 2,400,000 of its ordinary shares at a price of 1014.4208 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 7,971,000 of its ordinary shares in Treasury and has a total of 3,830,558,783 ordinary shares (excluding shares held in Treasury) in issue.

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Additional Listing
Released	11:35 02-Mar-06
Number	1914Z

RNS Number:1914Z
HBOS PLC
02 March 2006

Block Listing of Shares

Application has been made to the UK Listing Authority and the London Stock Exchange for a block listing of 24,300,100 ordinary shares of 25p each in HBOS plc (the 'Company'). These shares are being allotted to trade on the London Stock Exchange and to be admitted to the Official List upon allotment pursuant to the Company's obligations under the HBOS plc Employee Share Option Plan and the HBOS St. James's Place Capital Partners Share Option Scheme (the 'Plans'). Participants in the Plans have or will become entitled to these shares following the exercise of share options. These shares will rank equally with the existing issued ordinary shares of the Company.

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	HBOS PLC
TIDM	HBOS
Headline	Publication of Prospectus
Released	15:07 02-Mar-06
Number	2092Z

Publication of Supplementary Prospectus

The Prospectus in relation to the HBOS plc U.S.$85,000,000,000 Programme for the Issuance of Debt Instruments dated 15th August, 2005, was published on 19 August 2005 (Regulatory Announcement number 3076Q). The Prospectus constitutes the base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC ("Prospectus Directive").

A supplement (the "Supplementary Prospectus") to the Prospectus has been approved by the UK Listing Authority on 1 March 2006 and is available for viewing.

The Supplementary Prospectus should be read and construed in conjunction with the following documents which are incorporated by reference and which are also available for viewing:

(i) The HBOS plc Prospectus in relation to the HBOS plc U.S.$85,000,000,000 Programme for the Issuance of Debt Instruments dated 15th August, 2005; and

(ii) The HBOS plc preliminary statement of its consolidated audited annual results as at, and for the year ended, 31 December 2005.

To view the full documents, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/2092z_1-2006-3-2.pdf

http://www.rns-pdf.londonstockexchange.com/rns/2092z_2-2006-3-2.pdf

http://www.rns-pdf.londonstockexchange.com/rns/2092z_3-2006-3-2.pdf

For further information, please contact

HBOS Treasury Services plc
33 Old Broad Street
London EC2N 1HZ
Tel: +44 (020) 7574 8000
Fax: +44(020) 7574 8133
Attention: Legal Department

DISCLAIMER – INTENDED ADDRESSEES

Please note that the information contained in the Prospectus and the Supplementary Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and Supplementary Prospectus is not addressed. The Prospectus and Supplementary Prospectus are not intended for use in the United States and is not addressed to or targeted at U.S persons and should not be relied upon by any U.S. persons. Prior to relying on the information contained in the Prospectus and Supplementary Prospectus you must ascertain from the Prospectus and Supplementary Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

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Regulatory Announcement

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Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	17:06 02-Mar-06
Number	2352Z

HBOS PLC (the 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to paragraph 16.13 of the Listing Rules.

Halifax Sharesave Scheme
HBOS Sharesave Plan
Bank of Scotland Save As You Earn
(the "Plans")

The Company has received notification that on 1 March 2006 HBOS QUEST Limited purchased Ordinary 25p Shares in the Company as follows:

No. of Ordinary Shares	Price per Share
194,040	1019.0p

It is intended that these shares will be held and released (as appropriate) from the HBOS Qualifying Employee Trust (the QUEST) to certain participants of the Plans.

On 2 March 2006, the Company received further notification that Ordinary 25p Shares in the Company have been transferred from the HBOS Qualifying Employee Share Ownership Trust (the 'QUEST') to certain participants of the Plans as follows:-

Plan	No. of Shares	Date
Bank of Scotland SAYE	16,467	02/03/2006
Halifax Sharesave Scheme	15,802	02/03/2006
HBOS Sharesave Plan	54,586	02/03/2006

The Executive Directors remain potential beneficiaries and so interested, along with other participants, in 2,616,633 shares still held by the QUEST.

END

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Regulatory Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 03-Mar-06
Number	2359Z

RNS Number:2359Z
HBOS PLC
03 March 2006

HBOS plc

HBOS plc announces that on 2 March 2006 it purchased 2,300,000 of its ordinary shares at a price of 999.66413 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 10,271,000 of its ordinary shares in Treasury and has a total of 3,828,384,252 ordinary shares (excluding shares held in Treasury) in issue.

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	16:34 06-Mar-06
Number	3758Z

HBOS plc Long Term Executive Bonus Plan (the 'Plan')

HBOS plc ('the Company') was advised on 6th March 2006 that, following the vesting of awards under the above and similar schemes, the Persons Discharging Managerial Responsibilities ('PDMR's') detailed below each received an award of HBOS plc ordinary shares under the Plan.

Following the release of these shares, and sales of shares made on behalf of Jo Dawson (23,838 shares) and Harry Baines (10,000 shares) at £9.91 per share and Lindsay Mackay (24,033 shares) at £9.905 per share on 3rd March 2006, the total beneficial interests of each PDMR and their connected persons were as follows:

PDMR	Pre 3 March 2006	Post 3 March 2006
Harry Baines	14,402	31,035
Jo Dawson	57,093	55,991
John Edwards	955	32,136
David Fisher	49,409	70,974
Heather Jackson	14,994	28,243
Ian Kerr	135,230	174,207
Lindsay Mackay	59,926	59,926
Shane O'Riordain	20,086	30,152
Mark Parker	10,886	30,639
Ian Robertson	66,154	88,240
Grenville Turner	38,595	71,074
Dan Watkins	29,408	38,826
Mike Wooderson	55,986	78,072

The notification of these transactions is in satisfaction of the Company's obligations under the FSA Disclosure Rules *DR* 3.1.2 to *DR* 3.1.4, and is also deemed to be a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985 where appropriate.

Kenny Melville, Assistant Company Secretary

6th March 2006

Tel: 0131 243 5410

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Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	16:52 06-Mar-06
Number	3783Z

HBOS plc Long Term Executive Bonus Plan (the 'Plan')

HBOS plc ('the Company') was advised on 6th March 2006 that, following the vesting of awards under the above and similar schemes, the Executive Directors detailed below each received an award of HBOS plc Ordinary Shares under the Plan.

Following the release of these shares, and sales of shares made on behalf of James Crosby (128,625 shares), Phil Hodkinson (50,000 shares) and Andy Hornby (87,698 shares) at £9.906 per share, the total beneficial interests of Directors and their connected persons following awards under the Plan and all sales that took place on 3rd March 2006 were as follows:

Director	Pre 3 March 2006	Post 3 March 2006
James Crosby	284,758	284,758
Phil Hodkinson	207,648	230,729
Andy Hornby	496,780	496,780
Colin Matthew	213,445	286,526

The notification of these transactions is in satisfaction of the Company's obligations under the FSA Disclosure Rules *DR* 3.1.2 to *DR* 3.1.4, and is also deemed to be a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985 where appropriate.

Kenny Melville, Assistant Company Secretary

6th March 2006

Tel: 0131 243 5410

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Pendragon plc
Released	13:15 07-Mar-06
Number	4233Z

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Pendragon plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 25p
Date of dealing	6 March 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	2,326,852	(1.773%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	2,326,852	(1.773%)	Nil	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	1,000,000	£6.350

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	7 March 2006
Contact name	Kenny Melville

Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	HBOS Treasury Services PLC
TIDM	64HJ
Headline	Publication of Final Terms
Released	13:59 07-Mar-06
Number	4251Z

Publication of Final Terms by HBOS Treasury Services plc

The Prospectus in relation to the HBOS plc Programme for the Issuance of Debt Instruments dated 15th August 2005 ("the Programme"), was published on 19 August 2005 (Regulatory Announcement number 3076Q) and the Supplemental Prospectus dated 1st March 2006 was published on 1st March 2006 (Regulatory Announcement number 2092Z).

The Prospectus as supplemented by the Supplemental Prospectus constitute the base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC ("Prospectus Directive")).

HBOS Treasury Services plc, as an Issuer on the Programme, guaranteed by HBOS plc and The Governor and Company of the Bank of Scotland, has issued certain Instruments under the Programme.

The following documents constitute the Final Terms of the Instruments described therein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of the Final Terms and the Prospectus.

To view the Final Terms in full, please paste the following URL into the address bar of your browser.

USD 20,000,000 Callable Floating/Fixed Rate Notes due 7 March 2016, ISIN No. XS0245789093
http://www.rns-pdf.londonstockexchange.com/rns/4251z_-2006-3-7.pdf

For further information, please contact

HBOS Treasury Services plc
33 Old Broad Street
London EC2N 1HZ
Tel: +44 (020) 7574 8000
Fax: +44(020) 7574 8133
Attention: Legal Department

DISCLAIMER – INTENDED ADDRESSEES

Please note that the information contained in the Prospectus (as supplemented) and Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be

relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and Final Terms is not addressed. The Prospectus and Final Terms are not intended for use in the United States and are not addressed to or targeted at U.S persons and should not be relied upon by any U.S. persons. Prior to relying on the information contained in the Prospectus and Final Terms you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

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Company	HBOS PLC
TIDM	HBOS
Headline	Cancellation- Treasury Shares
Released	14:30 07-Mar-06
Number	4245Z

Cancellation of Ordinary Shares held in Treasury

HBOS plc announces that on 7 March 2006, 10,000,000 of its ordinary shares held in Treasury have been cancelled.

Following the cancellation, HBOS plc holds 271,000 of its ordinary shares in Treasury and has a total of 3,828,524,667 ordinary shares (excluding shares held in Treasury) in issue.

This brings the total number of ordinary shares cancelled in the current buyback programme to 120,000,000.

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Company	HBOS Treasury Services PLC
TIDM	64HJ
Headline	Publication of Final Terms
Released	17:02 07-Mar-06
Number	4459Z

Publication of Final Terms by HBOS Treasury Services plc

The Prospectus in relation to the HBOS plc Programme for the Issuance of Debt Instruments dated 15th August 2005 ("the Programme"), was published on 19 August 2005 (Regulatory Announcement number 3076Q) and the Supplemental Prospectus dated 1st March 2006 was published on 1st March 2006 (Regulatory Announcement number 2092Z).

The Prospectus as supplemented by the Supplemental Prospectus constitute the base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC ("Prospectus Directive")).

HBOS Treasury Services plc, as an Issuer on the Programme, guaranteed by HBOS plc and The Governor and Company of the Bank of Scotland, has issued certain Instruments under the Programme.

The following documents constitute the Final Terms of the Instruments described therein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of the Final Terms and the Prospectus.

To view the Final Terms in full, please paste the following URL into the address bar of your browser.

EUR 4,800,000 Floating Rate Notes due December 2012, ISIN No. XS0244626767

http://www.rns-pdf.londonstockexchange.com/rns/4459z_-2006-3-7.pdf

For further information, please contact

HBOS Treasury Services plc
33 Old Broad Street
London EC2N 1HZ
Tel: +44 (020) 7574 8000
Fax: +44(020) 7574 8133
Attention: Legal Department

DISCLAIMER – INTENDED ADDRESSEES

Please note that the information contained in the Prospectus (as supplemented) and Final Terms may be addressed to and/or targeted at persons who are residents of particular

countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and Final Terms is not addressed. The Prospectus and Final Terms are not intended for use in the United States and are not addressed to or targeted at U.S persons and should not be relied upon by any U.S. persons. Prior to relying on the information contained in the Prospectus and Final Terms you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

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Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 08-Mar-06
Number	4481Z

RNS Number:4481Z
HBOS PLC
08 March 2006

HBOS plc

HBOS plc announces that on 7 March 2006 it purchased 800,000 of its ordinary shares at a price of 990.575 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 1,071,000 of its ordinary shares in Treasury and has a total of 3,827,724,667 ordinary shares (excluding shares held in Treasury) in issue.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	HBOS PLC
TIDM	HBOS
Headline	Hx House Price Index-Feb 2006
Released	08:00 08-Mar-06
Number	4449Z

Halifax House Price Index

National Index **February 2006**

All Houses, All Buyers Index (1983=100)

Index (seasonally adjusted) 561.5 Monthly Change 1.4% Annual Change 5.5%

Standardised Average Price (seasonally adjusted) £173,498

Key Points

- House prices increased by 1.4% in February, more than offsetting January's fall. mixed pattern of monthly price rises and falls is a typical feature of a slower hc market.
- Annual house price inflation, at 5.5%, was broadly unchanged from December 200 January 2006.
- UK house prices are forecast to rise by 3% in 2006, broadly in line with the predicte in retail price inflation. The annual rate of house price inflation is, nonetheless, exp to increase over the next few months as modest price rises compare with slight f early 2005. The annual rate is then expected to fall as prices rise at a slower pace in the second half of 2005.
- Separate research released by Halifax today, based on the latest ONS data, show the cost of owning and running a house increased by 7% in the financial year 20(more than three times the rate of CPI inflation.
- Combined council tax and utility bills are estimated to represent the single bi component of total housing costs in 2005/06, accounting for a higher proportion (overall costs than mortgage payments.
- London housing costs, at £8,133 per year, are the highest in the country. Costs capital are 63% above annual housing costs in the North East, the cheapest r where they are £4,990 per year. London's costs are 28% above the national averag(

Commenting, Martin Ellis, Chief Economist, said:

"House prices increased by 1.4% in February, more than offsetting January's fall. This mixed pattern of monthly price rises and falls is a typical feature of a slower housing market.

The combination of improving economic growth, low interest rates and high employment will continue to underpin a healthy level of housing demand over the next few months.

A number of factors, however, should constrain housing demand and prevent a significant, and sustained, acceleration in house price inflation in 2006. The continuing high level of house prices in relation to earnings will curb the ability of many potential first-time buyers to enter the market. Council tax and utility bills increases of well above inflation in 2006 will also put downward pressure on householders' finances. Additionally, the weakening in the labour market should temper housing demand."

Buyers' dominant position is loosening

The number of new buyer enquiries increased for the eighth successive month in January, according to the latest RICS survey. The stock of available property for sale also fell to a 15 month low, marking a continuing shift in the balance between buyers and sellers with buyers now in a less dominant position than during much of 2005.

The latest Bank of England figures show that the number of loans approved for house purchase was unchanged in January. The number of loans, at 122,000, on a seasonally adjusted basis, was 49% higher than in January 2005.

The improvement in activity is borne out by the experience of Halifax Estate Agents, which registered the fifth successive rise in completed sales on an annual basis in February.

Fundamentals are sound but labour market is softening

The latest ONS data confirmed that UK economic growth picked up to its highest rate for a year in 2005 Quarter 4 (to a quarterly rate of 0.6%). Significantly, growth in consumers' expenditure accelerated for the third successive quarter, although the quarterly rise of 0.7% was only around half the pace recorded during the first half of 2004.

There have been recent signs of a softening in labour market conditions reflecting the relative weakness of the economy over the past year or so. For example, the employment level, at 28.77 million, in the three months to December 2005 was 57,000 lower than in the preceding three months. The number of people in employment, however, remains close to its record high. It was 183,000 higher than a year earlier.

Affordability difficulties for first-time buyers, significant council and utility bill and weakening labour market conditions will constrain housing demand

The combination of improving economic growth, low interest rates and high employment will continue to underpin a healthy level of housing demand over the next few months.

A number of factors, however, should constrain housing demand and prevent a significant, and sustained, acceleration in house price inflation in 2006. The continuing high level of house prices in relation to earnings will curb the ability of many potential first-time buyers to enter the market. Council tax and utility bills increases of well above inflation in 2006 will also put downward pressure on householders' finances. Additionally, the weakening in the labour market should temper housing demand.

NOTE: The 5.5% number is the quarterly year-on-year figure. This figure provides a much better picture of underlying trends compared to a monthly year-on-year number as it smoothes out any short-term fluctuations.

The Halifax House Price Index is prepared from information that we believe is collated with care, but we do not make any statement as to its accuracy or completeness. We reserve the right to vary our methodology and to edit or discontinue the indices at any time for regulatory or other reasons. Persons seeking to place reliance on the indices for their own or third party commercial purposes do so at their own risk.

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Parkdean Holidays
Released	13:17 08-Mar-06
Number	4946Z

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Parkdean Holidays plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 20p
Date of dealing	7 March 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long	Short
	Number (%)	**Number (%)**
(1) Relevant securities	2,509,357(5.018%)	
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	2,509,357(5.018%)	Nil

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long	Short
	Number (%)	**Number (%)**
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	Nil	Nil

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	7,241	£2.564

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	8 March 2006
Contact name	Kenny Melville
Telephone number	0131 243 8671

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 09-Mar-06
Number	5143Z

RNS Number:5143Z
HBOS PLC
09 March 2006

HBOS plc

HBOS plc announces that on 8 March 2006 it purchased 2,000,000 of its ordinary shares at a price of 993.8881 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 3,071,000 of its ordinary shares in Treasury and has a total of 3,825,765,040 ordinary shares (excluding shares held in Treasury) in issue.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	09:15 09-Mar-06
Number	5370Z

HBOS PLC (the 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

Halifax Sharesave Scheme
HBOS Sharesave Plan
Bank of Scotland Save As You Earn
(the "Plans")

The Company has today received notification that Ordinary 25p Shares in the Company have been transferred from the HBOS Qualifying Employee Share Ownership Trust (the 'QUEST') to certain participants of the Plans as follows:-

Plan	No. of Shares	Date
Bank of Scotland SAYE	15,764	08/03/2006
Halifax Sharesave Scheme	10,204	08/03/2006
HBOS Sharesave Plan	28,280	08/03/2006

The Executive Directors remain potential beneficiaries and so interested, along with other participants, in 2,562,385 shares still held by the QUEST.

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Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 10-Mar-06
Number	5886Z

RNS Number:5886Z
HBOS PLC
10 March 2006

HBOS plc

HBOS plc announces that on 9 March 2006 it purchased 2,000,000 of its ordinary shares at a price of 996.1165 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 5,071,000 of its ordinary shares in Treasury and has a total of 3,823,781,915 ordinary shares (excluding shares held in Treasury) in issue.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	HBOS PLC
TIDM	HBOS
Headline	Blocklisting Interim Review
Released	13:50 10-Mar-06
Number	6331Z

BLOCKLISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The *FSA*

Date: 10 March 2006

1. Name of *applicant*:

HBOS plc

2. Name of scheme

a) Bank of Scotland SAYE scheme
b) Bank of Scotland ESOS
c) Halifax Group plc Sharesave scheme
d) Halifax Group plc IR approved share option scheme (and unapproved)
e) HBOS plc Employee Share Option Plan
f) HBOS Sharesave Plan
g) The HBOS St. James's Place Capital Partners Share Option Scheme

3. Period of return:

From 10 September 2005 To 10 March 2006

4. Balance under scheme from previous return:

a) 2,516,265
b) 2,296,727
c) 544,884
d) 5,344,998
e) 10,070,700
f) 186,849
g) 231,713

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return

e) 24,000,000
g) 300,100

6. Number of *securities* issued/allotted under scheme during period:

a) 5,540
b) 382,153
c) 4,115
d) 761,701
e) 3,643,353
f) 64,470
g) 120,081

7 Balance under scheme not yet issued/allotted at end of period

a) 2,510,725
b) 1,914,574
c) 540,769
d) 4,583,297
e) 30,427,347
f) 122,379
g) 411,732

8. Number and *class* of *securities* originally listed and the date of admission

a) 2,338,076 – 10/9/01
b) 1,511,965 – 10/9/01
c) 2,950,519 – 10/9/01
d) 17,968,480 – 10/9/01
e) 277,392 – 3/9/02
f) 258,064 – 25/3/02
g) 235,891 - 30/3/05

9. Total number of *securities* in issue at the end of the period

3,823,797,429 (net of 5,071,000 shares held in Treasury)

Name of contact Nicola Moodie

Address of contact HBOS plc, The Mound, Edinburgh, EH1 1YZ

Telephone number of contact 0131 243 5486

Signed by ......Kenny Melville..................................
Assistant Company Secretary
for and on behalf of

Name of *applicant* ......HBOS plc.................................

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

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Company	HBOS PLC
TIDM	HBOS
Headline	Doc re. Notice of AGM
Released	17:00 10-Mar-06
Number	5419Z

ANNUAL REVIEW & SUMMARY FINANCIAL STATEMENT AND NOTICE OF ANNUAL GENERAL MEETING

Copies of the above documents, together with the relevant Form of Proxy have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel. No. (0) 20 7676 1000

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Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 13-Mar-06
Number	6551Z

RNS Number:6551Z
HBOS PLC
13 March 2006

HBOS plc

HBOS plc announces that on 10 March 2006 it purchased 1,000,000 of its ordinary shares at a price of 992.2775 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 6,071,000 of its ordinary shares in Treasury and has a total of 3,822,797,429 ordinary shares (excluding shares held in Treasury) in issue.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	16:45 13-Mar-06
Number	7233Z

HBOS plc Special Long Term Bonus Plan (the 'Plan')

HBOS plc ('the Company') was advised on 10th March 2006 that following the vesting of cash awards over notional shares, originally made in March 2003 under the above Plan, Dennis Stevenson acquired 97,197 HBOS plc Ordinary 25p Shares at £9.915 per share.

Following the acquisition of these shares, and the sale of 64,559 shares made on behalf of Dennis Stevenson at £9.925 per share on the same date, Dennis Stevenson's total beneficial interests increased from 301,006 (prior to 10th March) to 333,644.

The notification of these transactions is in satisfaction of the Company's obligations under the FSA Disclosure Rules *DR* 3.1.2 to *DR* 3.1.4, and is also deemed to be a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985 where appropriate.

Kenny Melville, Assistant Company Secretary
13th March 2006
Tel: 0131 243 5410
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Company	HBOS Treasury Services PLC
TIDM	64HJ
Headline	Publication of Final Terms
Released	10:39 14-Mar-06
Number	7522Z

Publication of Final Terms by HBOS Treasury Services plc

The Prospectus in relation to the HBOS plc Programme for the Issuance of Debt Instruments dated 15th August 2005 ("the Programme"), was published on 19 August 2005 (Regulatory Announcement number 3076Q) and the Supplemental Prospectus dated 1st March 2006 was published on 1st March 2006 (Regulatory Announcement number 2092Z).

The Prospectus as supplemented by the Supplemental Prospectus constitute the base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC ("Prospectus Directive")).

HBOS Treasury Services plc, as an Issuer on the Programme, guaranteed by HBOS plc and The Governor and Company of the Bank of Scotland, has issued certain Instruments under the Programme.

The following documents constitute the Final Terms of the Instruments described therein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of the Final Terms and the Prospectus.

To view the Final Terms in full, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/7522z_-2006-3-14.pdf

GBP 100,000,000 4.375% Fixed Rate Notes due 30 December 2009 TAP Issue, ISIN No. XS0247441917 until the Exchange Date and thereafter XS0230355967

For further information, please contact

HBOS Treasury Services plc
33 Old Broad Street
London EC2N 1HZ
Tel: +44 (020) 7574 8000
Fax: +44(020) 7574 8133
Attention: Legal Department

DISCLAIMER – INTENDED ADDRESSEES

Please note that the information contained in the Prospectus (as supplemented) and Final

Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and Final Terms is not addressed. The Prospectus and Final Terms are not intended for use in the United States and are not addressed to or targeted at U.S persons and should not be relied upon by any U.S. persons. Prior to relying on the information contained in the Prospectus and Final Terms you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

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Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	15:42 14-Mar-06
Number	7897Z

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

HBOS Plc Employee Trust Limited ('the Trustee')

The Company has today received notification that on 14 March 2006, 2,348 ordinary shares of 25p each had been released by the Trustee. Of these shares, 963 ordinary shares were sold at £10.0212 per share.

The Executive Directors in the Company are beneficiaries, along with other employees and, as such, each Executive Director is deemed to be interested in 3,788,961 shares held by the Trustee.

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Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR S/hldg-Amend
Released	17:21 14-Mar-06
Number	8030Z

The following replaces the announcements released on 03/03/2006 at 17:28 Number 3069Z. The correction shows a higher number of shares released together with the number of these shares sold and at what price.

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

HBOS Plc Employee Trust Limited ('the Trustee')

The Company has today received notification that ordinary shares of 25p each had been released by the Trustee as follows:-

Date Released	No. of Shares Released	No. of Released Shares Sold	Share Price at which Shares Sold
01/03/2006	4,149	1,702	£10.1750
02/03/2006	2,821,081	978,853	£9.9890

The Executive Directors of the Company are beneficiaries, along with other employees and, as such, each Executive Director is deemed to be interested in 4,436,671 shares held by the Trustee.

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Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR S/hldg-Amend
Released	17:23 14-Mar-06
Number	8032Z

The following replaces the announcements released on 06/03/2006 at 15:07 Number 3631Z. The correction shows an increased number of shares being released from the Trust.

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

HBOS Plc Employee Trust Limited ('the Trustee')

The Company has today received notification that ordinary shares of 25p each had been released by the Trustee as follows:-

Date Released	No. of Shares Released	No. of Released Shares Sold	Share Price at which Shares Sold
03/03/2006	641,135	262,876	£9.8740
03/03/2006	4,227	1,735	£9.8716

The Executive Directors of the Company are beneficiaries, along with other employees and, as such, each Executive Director is deemed to be interested in 3,791,309 shares held by the Trustee.

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Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 15-Mar-06
Number	8060Z

RNS Number:8060Z
HBOS PLC
15 March 2006

HBOS plc

HBOS plc announces that on 14 March 2006 it purchased 1,600,000 of its ordinary shares at a price of 1000.168281 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 7,671,000 of its ordinary shares in Treasury and has a total of 3,821,220,658 ordinary shares (excluding shares held in Treasury) in issue.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 16-Mar-06
Number	8737Z

RNS Number:8737Z
HBOS PLC
16 March 2006

HBOS plc

HBOS plc announces that on 15 March 2006 it purchased 1,500,000 of its ordinary shares at a price of 980.68 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 9,171,000 of its ordinary shares in Treasury and has a total of 3,819,738,168 ordinary shares (excluding shares held in Treasury) in issue.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	15:56 16-Mar-06
Number	9423Z

HBOS PLC (the 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

Halifax Sharesave Scheme
HBOS Sharesave Plan
Bank of Scotland Save As You Earn
(the "Plans")

The Company has today received notification that Ordinary 25p Shares in the Company have been transferred from the HBOS Qualifying Employee Share Ownership Trust (the 'QUEST') to certain participants of the Plans as follows:-

Plan	No. of Shares	Date
Bank of Scotland SAYE	22,865	16/03/2006
Halifax Sharesave Scheme	14,155	16/03/2006
HBOS Sharesave Plan	19,592	16/03/2006

The Executive Directors remain potential beneficiaries and so interested, along with other participants, in 2,505,773 shares still held by the QUEST.

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Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	16:31 16-Mar-06
Number	9479Z

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*

HBOS plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or
(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)

(i)..................................

3. Name of *person discharging managerial responsibilities/director*

Mike Wooderson

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

Mike Wooderson

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

Person referred to in 3. above

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary Shares of 25p each, fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

HSDL Nominees Limited

8 State the nature of the transaction

Maturity of Sharesave Options originally granted in December 2000

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

3,571

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

de minimis

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

£4.7253

14. Date and place of transaction

15 March 2006

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

81,643

16. Date issuer informed of transaction

15 March 2006

17. Name of contact and telephone number for queries

0131 243 8671

Name and signature of duly authorised officer of *issuer* responsible for making notification

Kenny Melville, Assistant Company Secretary

Date of notification

16 March 2006

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 17-Mar-06
Number	9511Z

RNS Number:9511Z
HBOS PLC
17 March 2006

HBOS plc

HBOS plc announces that on 16 March 2006 it purchased 500,000 of its ordinary shares at a price of 981.5 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 9,671,000 of its ordinary shares in Treasury and has a total of 3,819,271,193 ordinary shares (excluding shares held in Treasury) in issue.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	HBOS PLC
TIDM	HBOS
Headline	Notice of Class Meeting
Released	16:15 17-Mar-06
Number	9873Z

NOTICE OF CLASS MEETING
HBOS PLC NON-CUMULATIVE 6.0884% PREFERENCE SHARES

Copies of the above document, together with the relevant Form of Proxy have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel. No. (0) 20 7676 1000

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Prudential plc
Released	12:04 20-Mar-06
Number	0508A

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Prudential plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 5p
Date of dealing	17 March 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number (%)	Short Number (%)
(1) Relevant securities	53,965,048(2.247%)	
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	53,965,048(2.247%)	Nil

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number (%)	Short Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	Nil	Nil

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	1,400	£6.631
Sale	3,078	£6.610

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	20 March 2006
Contact name	Kenny Melville

Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	16:49 20-Mar-06
Number	0832A

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*

HBOS plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or
(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)

(ii)...................................

3. Name of *person discharging managerial responsibilities/director*

Karen Jones

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

Person referred to in 3. above

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

Person referred to in 3. above

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary Shares of 25p each, fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Pershing Keen Nominees

8 State the nature of the transaction

Purchase

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

10,000

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

de minimis

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

£9.98859

14. Date and place of transaction

17 March 2006

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

10,000

16. Date issuer informed of transaction

17 March 2006

17. Name of contact and telephone number for queries

0131 243 8671

Name and signature of duly authorised officer of *issuer* responsible for making notification

Kenny Melville, Assistant Company Secretary

Date of notification

20 March 2006

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	17:07 20-Mar-06
Number	0856A

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

HBOS Plc Employee Trust Limited ('the Trustee')

The Company has today received notification that on 17 March 2006, 2,585,566 ordinary shares of 25p each had been released by the Trustee in respect of the matching shares required under the HBOS plc Annual Bonus Plan.

The Executive Directors in the Company are beneficiaries, along with other employees and, as such, each Executive Director is deemed to be interested in 1,203,395 shares held by the Trustee.

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Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 21-Mar-06
Number	0940A

HBOS plc announces that on 20 March 2006 it purchased 500,000 of its ordinary shares at a price of 995.1380 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 10,171,000 of its ordinary shares in Treasury and has a total of 3,818,789,108 ordinary shares (excluding shares held in Treasury) in issue.

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Company	HBOS Treasury Services PLC
TIDM	64HJ
Headline	Publication of Final terms
Released	13:40 21-Mar-06
Number	1375A

Publication of Final Terms by HBOS Treasury Services plc

The Prospectus in relation to the HBOS plc Programme for the Issuance of Debt Instruments dated 15th August 2005 ("the Programme"), was published on 19 August 2005 (Regulatory Announcement number 3076Q) and the Supplemental Prospectus dated 1st March 2006 was published on 1st March 2006 (Regulatory Announcement number 2092Z).

The Prospectus as supplemented by the Supplemental Prospectus constitute the base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC ("Prospectus Directive")).

HBOS Treasury Services plc, as an Issuer on the Programme, guaranteed by HBOS plc and The Governor and Company of the Bank of Scotland, has issued certain Instruments under the Programme.

The following documents constitute the Final Terms of the Instruments described therein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of the Final Terms and the Prospectus.

To view the Final Terms in full, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/1375a_-2006-3-21.pdf

EUR 28,000,000 Callable Step-Up Notes due 21 March 2028, ISIN No. XS0247159220

For further information, please contact

HBOS Treasury Services plc
33 Old Broad Street
London EC2N 1HZ
Tel: +44 (020) 7574 8000
Fax: +44(020) 7574 8133
Attention: Legal Department

DISCLAIMER – INTENDED ADDRESSEES

Please note that the information contained in the Prospectus (as supplemented) and Final Terms may be addressed to and/or targeted at persons who are residents of particular

countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and Final Terms is not addressed. The Prospectus and Final Terms are not intended for use in the United States and are not addressed to or targeted at U.S persons and should not be relied upon by any U.S. persons. Prior to relying on the information contained in the Prospectus and Final Terms you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Prudential plc
Released	14:27 21-Mar-06
Number	1416A

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Prudential plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 5p
Date of dealing	20 March 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number (%)	Short Number (%)
(1) Relevant securities	53,948,555(2.228%)	
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	53,948,555(2.228%)	Nil

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number (%)	Short Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	Nil	Nil

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	729	£7.432
Sale	24,254	£7.439
Transfer In	132	N/A

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure 21 March 2006

Contact name

	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk
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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Aviva plc
Released	14:28 21-Mar-06
Number	1418A

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Aviva plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 25p
Date of dealing	20 March 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number (%)	Short Number (%)
(1) Relevant securities	24,112,446(1.006%)	
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	24,112,446(1.006%)	Nil

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number (%)	Short Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	Nil	Nil

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Transfer In	80	N/A
Sale	5,194	£8.479
Sale	262,522	£8.460
Purchase	200,000	£8.596

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	21 March 2006
Contact name	

	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Aviva plc
Released	14:28 21-Mar-06
Number	1418A

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Aviva plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 25p
Date of dealing	20 March 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number (%)	Short Number (%)
(1) Relevant securities	24,112,446(1.006%)	
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	24,112,446(1.006%)	Nil

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number (%)	Short Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	Nil	Nil

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Transfer In	80	N/A
Sale	5,194	£8.479
Sale	262,522	£8.460
Purchase	200,000	£8.596

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	21 March 2006
Contact name	

	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	13:30 22-Mar-06
Number	2093A

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

HBOS Plc Employee Trust Limited ('the Trustee')

The Company has today received notification that ordinary shares of 25p each had been released by the Trustee as follows:-

Date Released	No. of Shares Released	No. of Released Shares Sold	Share Price at which Shares Sold
21/03/2006	55,899	55,899	£9.86
21/03/2006	606	N/A	N/A

The Executive Directors of the Company are beneficiaries, along with other employees and, as such, each Executive Director is deemed to be interested in 1,146,890 shares held by the Trustee.

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Kingston Com (Hull)
Released	13:58 22-Mar-06
Number	2107A

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Kingston Communications (Hull) plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 10p
Date of dealing	21 March 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number (%)	Short Number (%)
(1) Relevant securities	13,502,797(2.624%)	
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	13,502,797(2.624%)	Nil

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number (%)	Short Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) **Purchases and sales**

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	700	£0.690
Sale	1,200	£0.693

(b) **Derivatives transactions (other than options)**

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) **Options transactions in respect of existing securities**
(i) **Writing, selling, purchasing or varying**

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) **Exercising**

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) **Other dealings (including new securities)** (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	22 March 2006
Contact name	Kenny Melville

Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Prudential plc
Released	14:01 22-Mar-06
Number	2108A

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Prudential plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 5p
Date of dealing	21 March 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number (%)	Short Number (%)
(1) Relevant securities	53,735,783(2.220%)	
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	53,735,783(2.220%)	Nil

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number (%)	Short Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	Nil	Nil

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	220,000	£7.356
Purchase	8,779	£7.365
Sale	233	£7.421
Sale	1,321	£7.430

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	22 March 2006
Contact name	

	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Aviva plc
Released	14:02 22-Mar-06
Number	2109A

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Aviva plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 25p
Date of dealing	20 March 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number (%)	Short Number (%)
(1) Relevant securities	24,099,687(1.006%)	
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	24,099,687(1.006%)	Nil

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number (%)	Short Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	Nil	Nil

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	12,759	£8.534

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	22 March 2006
Contact name	Kenny Melville
Telephone number	0131 243 8671

If a connected EFM, name of offeree/offeror with which connected
If a connected EFM, state nature of connection (Note 10)

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk
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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Aviva plc
Released	14:06 22-Mar-06
Number	2113A

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Aviva plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 25p
Date of dealing	21 March 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number (%)	Short Number (%)
(1) Relevant securities	23,954,849(0.999%)	
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	23,954,849(0.999%)	Nil

(Prior to below transactions holding was 1.006%)

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number (%)	Short Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	Nil	Nil

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	269,680	£8.385
Purchase	127,048	£8.385
Transfer in	444	N/A
Sale	1,650	£8.355
Sale	1,000	£8.375

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure 22 March 2006

Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	17:08 22-Mar-06
Number	2360A

HBOS PLC (the 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

Bank of Scotland Save As You Earn
Halifax Sharesave Scheme
HBOS Sharesave Plan
(the "Plans")

The Company has today received notification that Ordinary 25p Shares in the Company have been transferred from the HBOS Qualifying Employee Share Ownership Trust (the 'QUEST') to certain participants of the Plans as follows:-

Plan	No. of Shares	Date
Bank of Scotland SAYE	6,346	22/03/2006
Halifax Sharesave Scheme	4,938	22/03/2006
HBOS Sharesave Plan	11,669	22/03/2006

The Executive Directors remain potential beneficiaries and so interested, along with other participants, in 2,482,820 shares still held by the QUEST.

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Prudential plc
Released	12:38 23-Mar-06
Number	2810A

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Prudential plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 5p
Date of dealing	22 March 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	53,719,850(2.219%)			
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	53,719,850(2.219%)Nil			

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	Nil		Nil	

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Transfer out	15,935	N/A

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	23 March 2006
Contact name	Kenny Melville
Telephone number	0131 243 8671

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	HBOS PLC
TIDM	HBOS
Headline	Cancellation : Treasury Share
Released	15:30 23-Mar-06
Number	3000A

Cancellation of Ordinary Shares held in Treasury

HBOS plc announces that on 23 March 2006, 10,000,000 of its ordinary shares held in Treasury have been cancelled.

Following the cancellation, HBOS plc holds 171,000 of its ordinary shares in Treasury and has a total of 3,821,143,973 ordinary shares (excluding shares held in Treasury) in issue.

This brings the total number of ordinary shares cancelled in the current buyback programme to 130,000,000.

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Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	15:30 23-Mar-06
Number	3013A

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

HBOS Plc Employee Trust Limited ('the Trustee')

The Company has received notification that ordinary shares of 25p each had been purchased by the Trustee as follows:-

Date Notified	Date Purchased	No. of Shares Purchased	Share Price
22/03/2006	21/03/2006	1,000,000	£9.831500
23/03/2006	22/03/2006	2,000,000	£9.909127

The Executive Directors of the Company are beneficiaries, along with other employees and, as such, each Executive Director is deemed to be interested in 4,146,890 shares held by the Trustee.

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Company	HBOS Treasury Services PLC
TIDM	64HJ
Headline	Supplementary Prospectus
Released	10:27 24-Mar-06
Number	3364A

Publication of Supplementary Prospectus

The Prospectus in relation to the HBOS plc U.S.$85,000,000,000 Programme for the Issuance of Debt Instruments dated 15th August, 2005, was published on 19 August 2005 (Regulatory Announcement number 3076Q). The Prospectus constitutes the base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC ("Prospectus Directive").

A supplement to the Prospectus was published on 1 March 2006 (Regulatory Announcement number 2092Z). A further supplement (the "Supplement") to the Prospectus has been approved by the UK Listing Authority on the 23rd March 2006 and is available for viewing.

The Supplement is supplemental and should be read and construed in conjunction with the Prospectus, and any other supplements to the Prospectus issued by HBOS plc.

To view the Supplement, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/3364a_-2006-3-24.pdf

For further information, please contact

HBOS Treasury Services plc
33 Old Broad Street
London EC2N 1HZ
Tel: +44 (020) 7574 8000
Fax: +44(020) 7574 8133
Attention: Legal Department

DISCLAIMER – INTENDED ADDRESSEES

Please note that the information contained in the Prospectus and supplements may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and supplements is not addressed. The Prospectus and supplements are not intended for use

in the United States and is not addressed to or targeted at U.S persons and should not be relied upon by any U.S. persons. Prior to relying on the information contained in the Prospectus and supplements you must ascertain from the Prospectus and supplements whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

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Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	10:35 24-Mar-06
Number	3382A

This announcement replaces RNS announcement 3177A "Transaction in Own Shares" released this morning at 07:00.

Please see below for the full and correct announcement.

HBOS plc announces that on 23 March 2006 it purchased 1,000,000 of its ordinary shares at a price of 988.3778 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 1,171,000 of its ordinary shares in Treasury and has a total of 3,820,143,973 ordinary shares (excluding shares held in Treasury) in issue.

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Prudential plc
Released	12:18 24-Mar-06
Number	3554A

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Prudential plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 5p
Date of dealing	23 March 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number (%)	Short Number (%)
(1) Relevant securities	53,943,819(2.227%)	
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	53,943,819(2.227%)	Nil

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number (%)	Short Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	Nil	Nil

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	220,000	£7.254
Purchase	5,834	£7.150
Sale	1,866	£7.245

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	24 March 2006
Contact name	Kenny Melville

Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 27-Mar-06
Number	4011A

HBOS plc announces that on 24 March 2006 it purchased 1,000,000 of its ordinary shares at a price of 982.9943 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 2,171,000 of its ordinary shares in Treasury and has a total of 3,821,209,982 ordinary shares (excluding shares held in Treasury) in issue.

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Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	16:31 27-Mar-06
Number	4699A

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*

HBOS plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or
(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)

(i)..................................

3. Name of *person discharging managerial responsibilities/director*

Ian Robertson

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

Ian Robertson

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

Person referred to in 3. above

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary Shares of 25p each, fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

HSDL Nominees Limited

8 State the nature of the transaction

Sale

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

20,000

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

de minimis

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

£9.83

14. Date and place of transaction

23 March 2006

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

69,904

16. Date issuer informed of transaction

24 March 2006

17. Name of contact and telephone number for queries

0131 243 8671

Name and signature of duly authorised officer of *issuer* responsible for making notification

Kenny Melville, Assistant Company Secretary

Date of notification

27 March 2006

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	16:35 28-Mar-06
Number	5467A

HBOS PLC (The 'Company')

HBOS plc Annual Bonus Plan (the 'Annual Bonus Plan')

The Company received notification on 27th March 2006 that, in accordance with the rules of the Annual Bonus Plan, the Executive Directors ('Directors') today acquired ordinary 25p shares using their respective net cash bonus entitlements at a price of £9.86 per share. These shares are registered in the name of Halifax Corporate Trustees Limited. Under the terms of the Annual Bonus Plan, those Directors who retain shares acquired in accordance with the rules of the Annual Bonus Plan for three years will receive an enhancement to their shareholdings equivalent to 50% of the gross bonus used to purchase shares.

Total beneficial interests of the Directors and their connected persons following acquisitions under the Annual Bonus Plan and this disposal are as follows:

Name	Pre 27 March 2006	Post 27 March 2006
James Crosby	300,846	335,925
Peter Cummings	73,309	88,462
Phil Hodkinson	239,870	262,922
Andy Hornby	507,749	535,211
Colin Matthew	295,667	317,717

The notification of these transactions is in satisfaction of the Company's obligations under the FSA Disclosure Rules *DR* 3.1.2 to *DR* 3.1.4, and is also deemed to be a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985 where appropriate.

Kenny Melville, Assistant Company Secretary
28th March 2006
Tel: 0131 243 8671

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Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	16:35 28-Mar-06
Number	5468A

HBOS PLC (The 'Company')

HBOS plc Annual Bonus Plan (the 'Annual Bonus Plan')

The Company received notification on 27th March 2006 that, in accordance with the rules of the Annual Bonus Plan, the Persons Discharging Managerial Responsibilty ('PDMR's') today acquired ordinary 25p shares using their respective net cash bonus entitlements at a price of £9.86 per share. These shares are registered in the name of Halifax Corporate Trustees Limited. Under the terms of the Annual Bonus Plan, those PDMR's who retain shares acquired in accordance with the rules of the Annual Bonus Plan for three years will receive an enhancement to their shareholdings equivalent to 50% of the gross bonus used to purchase shares. The Company has also received notification that, on 27th March 2006, Jo Dawson sold 22,000 shares at £9.80 per share.

Total beneficial interests of the PDMR's and their connected persons following acquisitions under the Annual Bonus Plan and this disposal are as follows:

Name	Pre 27 March 2006	Post 27 March 2006
Harry Baines	31,035	42,060
Jo Dawson	59,423	51,655
Mark Duffy	35,775	44,010
John Edwards	32,136	37,163
Douglas Ferrans	37,427	42,512
David Fisher	74,772	84,393
Peter Hickman	7,351	20,156
Heather Jackson	31,855	36,411
Ian Kerr	179,131	191,750
Lindsay Mackay	63,653	73,526
Shane O'Riordain	33,157	42,778
Ian Robertson	69,904	76,569
Grenville Turner	71,074	76,857
Dan Watkins	38,826	45,920
David Willis	13,126	16,535
Mike Wooderson	84,971	97,786

The notification of these transactions is in satisfaction of the Company's obligations under the FSA Disclosure Rules *DR* 3.1.2 to *DR* 3.1.4, and is also deemed to be a disclosure made in accordance with section 324 (as

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Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 28-Mar-06
Number	4807A

HBOS plc announces that on 27 March 2006 it purchased 1,100,000 of its ordinary shares at a price of 973.9790 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 3,271,000 of its ordinary shares in Treasury and has a total of 3,821,012,746 ordinary shares (excluding shares held in Treasury) in issue.

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Company	HBOS PLC
TIDM	HBOS
Headline	Publication of Final Terms
Released	17:38 28-Mar-06
Number	5475A

Publication of Final Terms by HBOS plc

The Prospectus in relation to the HBOS plc Programme for the Issuance of Debt Instruments dated 15th August 2005 ("the Programme"), was published on 19 August 2005 (Regulatory Announcement number 3076Q), the Supplemental Prospectus dated 1st March 2006 was published on 1st March 2006 (Regulatory Announcement number 2092Z) and the Supplemental Prospectus dated 23rd March 2006 was published on 23rd March 2006 (Regulatory Announcement number 3364A).

The Prospectus as supplemented by the Supplemental Prospectus constitute the base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC ("Prospectus Directive")).

HBOS plc, as an Issuer on the Programme, has issued certain Instruments under the Programme.

The following documents constitute the Final Terms of the Instruments described therein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of the Final Terms and the Prospectus.

To view the Final Terms in full, please paste the following URL into the address bar of your browser.

EUR 500,000,000 Subordinated Callable Notes due 29 March 2016, ISIN No. XS0249026682
http://www.rns-pdf.londonstockexchange.com/rns/5475a_-2006-3-28.pdf

For further information, please contact

HBOS Treasury Services plc
33 Old Broad Street
London EC2N 1HZ
Tel: +44 (020) 7574 8000
Fax: +44(020) 7574 8133
Attention: Legal Department

DISCLAIMER – INTENDED ADDRESSEES

Please note that the information contained in the Prospectus (as supplemented) and Final Terms may be addressed to and/or targeted at persons who are residents of particular

countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and Final Terms is not addressed. The Prospectus and Final Terms are not intended for use in the United States and are not addressed to or targeted at U.S persons and should not be relied upon by any U.S. persons. Prior to relying on the information contained in the Prospectus and Final Terms you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

END

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Regulatory Announcement

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Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 29-Mar-06
Number	5560A

HBOS plc announces that on 28 March 2006 it purchased 1,700,000 of its ordinary shares at a price of 966.4821 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 4,971,000 of its ordinary shares in Treasury and has a total of 3,819,888,569 ordinary shares (excluding shares held in Treasury) in issue.

END

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Regulatory Announcement

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Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	12:28 30-Mar-06
Number	6768A

HBOS PLC (the 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

Bank of Scotland Save As You Earn
Halifax Sharesave Scheme
HBOS Sharesave Plan
(the "Plans")

The Company has today received notification that Ordinary 25p Shares in the Company have been transferred from the HBOS Qualifying Employee Share Ownership Trust (the 'QUEST') to certain participants of the Plans as follows:-

Plan	No. of Shares	Date
Bank of Scotland SAYE	6,715	30/03/2006
Halifax Sharesave Scheme	14,253	30/03/2006
HBOS Sharesave Plan	11,275	30/03/2006

The Executive Directors remain potential beneficiaries and so interested, along with other participants, in 2,450,577 shares still held by the QUEST.

END

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Regulatory Announcement

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Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	16:39 30-Mar-06
Number	7082A

The following replaces the announcement released on 23 March 2006 at 16.45 Number 3118A. The Post 21 March 2006 holding for Douglas Ferrans was incorrectly reported as 37,427 shares, and has now been amended to state the correct holding of 37,396 shares. All other details remain unchanged and the amended text appears below.

HBOS plc Annual Bonus Plan (the 'Plan')

HBOS plc ('the Company') was advised on 22nd March 2006 that, in accordance with the rules of the Plan and as a consequence of the relevant bonus shares being retained for a period of three years, shares were released to the Persons Discharging Managerial Responsibilities ('PDMRs') detailed below on 21st March 2006 in respect of the 50% matching share entitlement under the Plan.

Following the release of these shares the total beneficial interests of PDMRs and their connected persons were as follows:

PDMR	Pre 21 March 2006	Post 21 March 2006
James Corcoran	42,250	49,811
Jo Dawson	55,991	59,423
Douglas Ferrans	35,590	37,396
David Fisher	70,974	74,772
Heather Jackson	28,243	31,855
Ian Kerr	174,207	179,131
Lindsay Mackay	59,926	63,653
Shane O'Riordain	30,152	33,157
Ian Robertson	88,240	89,904
Mike Wooderson	81,643	84,971

The notification of these transactions is in satisfaction of the Company's obligations under the FSA Disclosure Rules *DR* 3.1.2 to *DR* 3.1.4, and is also deemed to be a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985 where appropriate.

Kenny Melville, Assistant Company Secretary
30 March 2006
Tel: 0131 243 8671
END

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Regulatory Announcement

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Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR S/hldg-Amend
Released	16:40 30-Mar-06
Number	7089A

The following replaces the announcement released on 28 March 2006 at 16.35 Number 5467A. The opening and closing holdings for Executive Directors were incorrectly stated and have now been amended to state the correct holdings as below. All other details remain unchanged and the amended text appears below.

HBOS PLC (The 'Company')

HBOS plc Annual Bonus Plan (the 'Annual Bonus Plan')

The Company received notification on 27th March 2006 that, in accordance with the rules of the Annual Bonus Plan, the Executive Directors ('Directors') today acquired ordinary 25p shares using their respective net cash bonus entitlements at a price of £9.86 per share. These shares are registered in the name of Halifax Corporate Trustees Limited. Under the terms of the Annual Bonus Plan, those Directors who retain shares acquired in accordance with the rules of the Annual Bonus Plan for three years will receive an enhancement to their shareholdings equivalent to 50% of the gross bonus used to purchase shares.

Total beneficial interests of the Directors and their connected persons following acquisitions under the Annual Bonus Plan and this disposal are as follows:

Name	Pre 27 March 2006	Post 27 March 2006
James Crosby	300,578	335,657
Peter Cummings	73,292	88,445
Phil Hodkinson	239,717	262,769
Andy Hornby	507,566	535,028
Colin Matthew	295,514	317,564

The notification of these transactions is in satisfaction of the Company's obligations under the FSA Disclosure Rules *DR* 3.1.2 to *DR* 3.1.4, and is also deemed to be a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985 where appropriate.

Kenny Melville, Assistant Company Secretary
30 March 2006
Tel: 0131 243 8671

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR S/hldg-Amend
Released	16:42 30-Mar-06
Number	7091A

The following replaces the announcement release on 28 March 2006 at 16.35 Number 5468A. The opening and closing holdings for Douglas Ferrans were incorrectly stated as 37,427 shares and 42,512 shares respectively, and have now been amended to state the correct holding of 37,396 shares and 42,481 shares. All other details remain unchanged and the amended text appears below.

HBOS PLC (The 'Company')

HBOS plc Annual Bonus Plan (the 'Annual Bonus Plan')

The Company received notification on 27th March 2006 that, in accordance with the rules of the Annual Bonus Plan, the Persons Discharging Managerial Responsibilty ('PDMR's') today acquired ordinary 25p shares using their respective net cash bonus entitlements at a price of £9.86 per share. These shares are registered in the name of Halifax Corporate Trustees Limited. Under the terms of the Annual Bonus Plan, those PDMR's who retain shares acquired in accordance with the rules of the Annual Bonus Plan for three years will receive an enhancement to their shareholdings equivalent to 50% of the gross bonus used to purchase shares. The Company has also received notification that, on 27th March 2006, Jo Dawson sold 22,000 shares at £9.80 per share.

Total beneficial interests of the PDMR's and their connected persons following acquisitions under the Annual Bonus Plan and this disposal are as follows:

Name	Pre 27 March 2006	Post 27 March 2006
Harry Baines	31,035	42,060
Jo Dawson	59,423	51,655
Mark Duffy	35,775	44,010
John Edwards	32,136	37,163
Douglas Ferrans	37,396	42,481
David Fisher	74,772	84,393
Peter Hickman	7,351	20,156
Heather Jackson	31,855	36,411
Ian Kerr	179,131	191,750
Lindsay Mackay	63,653	73,526
Shane O'Riordain	33,157	42,778
Ian Robertson	69,904	76,569
Grenville Turner	71,074	76,857
Dan Watkins	38,826	45,920
David Willis	13,126	16,535
Mike Wooderson	84,971	97,786

The notification of these transactions is in satisfaction of the Company's obligations under the FSA Disclosure Rules *DR* 3.1.2 to *DR* 3.1.4, and is also deemed to be a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985 where appropriate.

Kenny Melville, Assistant Company Secretary
30 March 2006

Regulatory Announcement

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Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR S'holding-Amend
Released	16:52 30-Mar-06
Number	7079A

The following replaces the announcement released on 23 March 2006 at 16.44 Number 3113A. The Post 21 March 2006 holdings for Executive Directors were incorrectly stated and have now been amended to state the correct holdings as below. All other details remain unchanged and the amended text appears below.

HBOS plc Annual Bonus Plan (the 'Plan')

HBOS plc ('the Company') was advised on 22nd March 2006 that, in accordance with the rules of the Plan and as a consequence of the relevant bonus shares being retained for a period of three years, shares were released to the Executive Directors detailed below on 21st March 2006 in respect of the 50% matching share entitlement under the Plan.

Following the release of these shares the total beneficial interests of Directors and their connected persons were as follows:

Director	**Pre 21 March 2006**	**Post 21 March 2006**
James Crosby	284,758	300,578
Peter Cummings	72,311	73,292
Phil Hodkinson	230,729	239,717
Andy Hornby	496,780	507,566
Colin Matthew	286,526	295,514

The notification of these transactions is in satisfaction of the Company's obligations under the FSA Disclosure Rules *DR* 3.1.2 to *DR* 3.1.4, and is also deemed to be a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985 where appropriate.

Kenny Melville, Assistant Company Secretary
30 March 2006
Tel: 0131 243 8671
END

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Regulatory Announcement

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Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	16:34 31-Mar-06
Number	8082A

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*

HBOS plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or
(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)

(i)..................................

3. Name of *person discharging managerial responsibilities/director*

Heather Jackson

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

Heather Jackson

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

Person referred to in 3. above

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary Shares of 25p each, fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

HSDL Nominees Limited

8 State the nature of the transaction

Sale

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

991

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

de minimis

Regulatory Announcement

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Company	HBOS PLC
TIDM	HBOS
Headline	Annual Report and Accounts
Released	16:30 31-Mar-06
Number	7948A

ANNUAL REPORT AND ACCOUNTS

Copies of the Annual Report and Accounts have been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel No. 020 7676 1000

END

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Companies House
for the record

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	27	02	2006			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	676	36,653	5,771
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	680.0p	751.2p	654.0p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2



Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	27	02	2006			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	
Number allotted	3,855	906	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share (including any share premium)	712.5p	827.5p	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) HSDL Nominees Limited	Class of shares allotted	Number allotted
Address Trinity Road, Halifax, West Yorkshire	Ordinary	44,461
UK Postcode HX1 2RG		
Name(s) Computershare Company Nominees Limited	Class of shares allotted	Number allotted
Address PO Box 82, The Pavilions, Bridgwater Road, Bristol	Ordinary	2,904
UK Postcode BS99 7NH		
Name(s) Mr Colin MacLean	Class of shares allotted	Number allotted
Address 134 Keswick Road, East Kilbride, Glasgow, Lanarkshire	Ordinary	496
UK Postcode G75 8QX		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 27 FEB 2006

** A ~~director /~~ ASSISTANT secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department, HBOS plc

5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number DX exchange


Companies House
for the record

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)
(Revised 2005)
Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From Day	From Month	From Year	To Day	To Month	To Year
	28	02	2006			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	3,764	45,951	2,043
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	680.0p	751.2p	654.0p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2


Companies House
for the record

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number: SC218813

Company name in full: HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From Day	From Month	From Year	To Day	To Month	To Year
	28	02	2006			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	1,938		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	712.5p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s)	Class of shares allotted	Number allotted
HSDL Nominees Limited		
Address		
Trinity Road	Ordinary	51,939
Halifax, West Yorkshire		
UK Postcode HX1 2RG		
Name(s)	Class of shares allotted	Number allotted
Computershare Company Nominees Limited		
Address		
PO Box 82, The Pavilions, Bridgwater Road, Bristol	Ordinary	1,757
UK Postcode BS99 7NH		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] **Date** 28 FEBRUARY 2006

** A ~~director /~~ ASSISTANT secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department, HBOS plc
5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s)	Class of shares allotted	Number allotted
HSDL Nominees Limited		
Address		
Trinity Road	Ordinary	44,461
Halifax, West Yorkshire		
UK Postcode HX1 2RG		
Name(s)	Class of shares allotted	Number allotted
Computershare Company Nominees Limited		
Address		
PO Box 82, The Pavilions, Bridgwater Road, Bristol	Ordinary	2,904
UK Postcode BS99 7NH		
Name(s)	Class of shares allotted	Number allotted
Mr Colin MacLean		
Address		
134 Keswick Road, East Kilbride, Glasgow, Lanarkshire	Ordinary	496
UK Postcode G75 8QX		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 27 FEB 2006

** A ~~director /~~ ASSISTANT secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department, HBOS plc

5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number DX exchange


Companies House
for the record

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	28	02	2006			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	3,764	45,951	2,043
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	680.0p	751.2p	654.0p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2


Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	01	03	2006			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	41,522	2,740	3,635
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	751.2p	654.0p	712.5p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2


Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number: SC218813

Company name in full: HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	01	03	2006			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	3,747		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	827.5p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): HSDL Nominees Limited		
Address: Trinity Road	Ordinary	50,571
Halifax, West Yorkshire		
UK Postcode HX1 2RG		
Name(s): Mrs Margaretta Susan Sutcliffe	Class of shares allotted	Number allotted
Address: Boelyn Cottage, 6 Paddock Road, Caversham, Reading, Berkshire	Ordinary	1,073
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date [signature] 1 MAR 2006

** A ~~director~~ / secretary (ASSISTANT) ~~/ administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department, HBOS plc

5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number DX exchange


Companies House
for the record

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	02	03	2006			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	400	51,694	833
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	668.0p	751.2p	654.0p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2


Companies House
for the record

Please complete in typescript, or in bold black capitals.

CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	02 / 03 / 2006	

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	4,371	3,000	10,573
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	712.5p	655.0p	827.5p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2


Companies House
for the record

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	02	03	2006			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	48,168	285	1,339
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	662.0p	472.53p	779.9p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2


Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From (Day Month Year)	To (Day Month Year)
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	02 03 2006	

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	2,464	1,866	476
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	597.5p	562.0p	544.3p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): HSDL Nominees Limited Address: Trinity Road Halifax, West Yorkshire UK Postcode HX1 2RG	Class of shares allotted Ordinary	Number allotted 119,747
Name(s): Computershare Company Nominees Limited Address: PO Box 82, The Pavilions, Bridgwater Road, Bristol UK Postcode BS99 7NH	Class of shares allotted Ordinary	Number allotted 3,129
Name(s): See schedule attached Address: UK Postcode	Class of shares allotted Ordinary	Number allotted 2,593
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 2 MAR 2006

** A ~~director~~ / ASSISTANT secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department, HBOS plc

5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number DX exchange

Title	Forenames	Surname	Add1	Add2	Add3	Add4	No. of Shares
Mr	John Gerard	Williams	Unit 24 87 89 South Perth Espl	South Perth	WA	61511	316
Miss	Victoria	Aveiro	18 Savile Street	St Helier	Jersey	JE2 3XF	241
Mr	Adrian	Anderson	197 Tramway Pde	Beaumaris	VIC 3193	Australia	675
Ms	Belinda	Muscat	15 Orleans Way	Kellyville	NSW 2155	Australia	1,126
Mr	Bernard John	Ryall	3 Kawana Court	Bella Vista	NSW 2153	Australia	235
							2,593



Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	03	03	2006			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	18,908	576	4,343
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	751.2p	779.9p	654.0p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland


Companies House
for the record

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)
(Revised 2005)
Return of Allotment of Shares

Company Number: SC218813

Company name in full: HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From Day	Month	Year	To Day	Month	Year
	03	03	2006			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	
Number allotted	4,132	14,325	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share (including any share premium)	712.5p	655.0p	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) HSDL Nominees Limited	Class of shares allotted	Number allotted
Address Trinity Road	Ordinary	36,348
Halifax, West Yorkshire	Ordinary	
UK Postcode HX1 2RG		
Name(s) Computershare Company Nominees Limited	Class of shares allotted	Number allotted
Address PO Box 82, The Pavilions, Bridgwater Road, Bristol	Ordinary	1,351
UK Postcode BS99 7NH		
Name(s) Moira McGregor Ainsworth	Class of shares allotted	Number allotted
Address 10 Plewlands Place, South Queensferry, West Lothian	Ordinary	4,585
UK Postcode EH30 9NQ		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 3 MAR 2006

** A ~~director~~ / ASSISTANT secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department, HBOS plc
5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange


Companies House
for the record

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	06	03	2006			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	15,853	1,412	4,060
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	751.2p	654.0p	712.5p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2


Companies House
for the record

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From: Day	Month	Year	To: Day	Month	Year
	06	03	2006			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	
Number allotted	1,208	9,297	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share (including any share premium)	827.5p	662.0p	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) HSDL Nominees Limited	Class of shares allotted	Number allotted
Address Trinity Road, Halifax, West Yorkshire	Ordinary	31,830
UK Postcode HX1 2RG		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] **Date** 6 MAR 2006

** A ~~director~~ / ASSISTANT secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department, HBOS plc

5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number DX exchange


Companies House
for the record

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)
Return of Allotment of Shares

Company Number: SC218813

Company name in full: HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	07	03	2006			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	9,037	3,281	3,673
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	751.2p	654.0p	712.5p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2



Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	07	03	2006			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	
Number allotted	48,800	1,510	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share (including any share premium)	655.0p	662.0p	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): HSDL Nominees Limited Address: Trinity Road, Halifax, West Yorkshire UK Postcode HX1 2RG	Class of shares allotted: Ordinary	Number allotted: 64,776
Name(s): Computershare Company Nominees Limited Address: PO Box 82, The Pavilions, Bridgwater Road, Bristol UK Postcode BS99 7NH	Class of shares allotted: Ordinary	Number allotted: 331
Name(s): Mr Alistair John Lightbody Address: 22 Crewe Terrace, East Pilton, Edinburgh UK Postcode EH5 2JU	Class of shares allotted: Ordinary	Number allotted: 1,194
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 7 MAR 2006

** ~~A director~~ / ASSISTANT secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department, HBOS plc

5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number DX exchange


Companies House
for the record

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From Day	From Month	From Year	To Day	To Month	To Year
	08	03	2006			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	9,789	5,195	5,025
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	751.2p	654.0p	712.5p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2


Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	0 8	0 3	2 0 0 6			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	16,298	604	1,132
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	655.0p	827.5p	662.0p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland


Companies House
for the record

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)
Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From: Day 08, Month 03, Year 2006	To: Day , Month , Year

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	
Number allotted	681	1,649	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share (including any share premium)	459.47p	597.5p	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): HSDL Nominees Limited Address: Trinity Road Halifax, West Yorkshire UK Postcode HX1 2RG	Class of shares allotted: Ordinary	Number allotted: 38,066
Name(s): Computershare Company Nominees Limited Address: PO Box 82, The Pavilions, Bridgwater Road, Bristol UK Postcode BS99 7NH	Class of shares allotted: Ordinary	Number allotted: 609
Name(s): See schedule attached Address: UK Postcode	Class of shares allotted: Ordinary	Number allotted: 1,698
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 9/3/6

** A ~~director~~ / Deputy secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department, HBOS plc

5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number DX exchange

Title	Forenames	Surname	Add1	Add2	Add3	Add4	No. of Shares
Mr	Michael Allan	Sangster	c/o 1385 York Avenue	Apartment 27F	10021	USA	681
Ms	Alison	Byrne	4 Blackwood Mews	Ongar Chase	Dublin 15	Ireland	814
Ms	Sharon	McArdle	45 St Davids Wood	Malahide Road	Dublin 5	Ireland	203
							1,698


Companies House
for the record

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: SC218813

Company name in full: HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	09	03	2006			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	5,760	2,552	1,915
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	751.2p	654.0p	712.5p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland



88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From Day	Month	Year	To Day	Month	Year
	09	03	2006			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	
Number allotted	2,118	4,530	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share (including any share premium)	827.5p	662.0p	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): HSDL Nominees Limited	Class of shares allotted	Number allotted
Address: Trinity Road, Halifax, West Yorkshire	Ordinary	15,965
UK Postcode HX1 2RG		
Name(s): Mr Alan Brown	Class of shares allotted	Number allotted
Address: 1 The Meadows, Skelton, York	Ordinary	910
UK Postcode YO30 1XS		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] **Date** 9/3/6

** A ~~director~~ / DEPUTY secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department, HBOS plc

5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number DX exchange


Companies House
for the record

Please complete in typescript, or in bold black capitals.

CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From (Day Month Year)	To (Day Month Year)
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	10 03 2006	

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	8,175	3,523	3,816
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	751.2p	654.0p	712.5p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): HSDL Nominees Limited Address: Trinity Road Halifax, West Yorkshire UK Postcode HX1 2RG	Class of shares allotted: Ordinary	Number allotted: 13,603
Name(s): Computershare Company Nominees Limited Address: PO Box 82, The Pavilions, Bridgwater Road, Bristol UK Postcode BS99 7NH	Class of shares allotted: Ordinary	Number allotted: 1,911
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 13 MAR 2006

** A ~~director~~ / ASSISTANT secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~ **Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department, HBOS plc

5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number DX exchange


Companies House
for the record

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	13	03	2006			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	5,343	1,502	1,415
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	751.2p	654.0p	712.5p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2



88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	13	03	2006			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	755		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	662.0p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) HSDL Nominees Limited	Class of shares allotted	Number allotted
Address Trinity Road, Halifax, West Yorkshire	Ordinary	9,015
UK Postcode HX1 2RG		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] **Date** 13/3/6

** A ~~director~~ / Deputy secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department, HBOS plc
5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange


Companies House
for the record

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	14	03	2006			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	2,877	4,903	6,334
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	751.2p	654.0p	712.5p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2


Companies House
for the record

Please complete in typescript, or in bold black capitals.
CHW P000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: SC218813

Company name in full: HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	Day	Month	Year
From	14	03	2006
To			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	100		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	655.0p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): HSDL Nominees Limited Address: Trinity Road Halifax, West Yorkshire UK Postcode HX1 2RG	Class of shares allotted: Ordinary	Number allotted: 13,920
Name(s): Computershare Company Nominees Limited Address: PO Box 82, The Pavilions, Bridgwater Road, Bristol UK Postcode BS99 7NH	Class of shares allotted: Ordinary	Number allotted: 294
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed ______________________ Date 14/3/6

** A director / Deputy secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department, HBOS plc
5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange



Please complete in typescript, or in bold black capitals.
CHW P000

88(2)
(Revised 2005)
Return of Allotment of Shares

Company Number: SC218813

Company name in full: HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	15	03	2006			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	12,276	690	2,144
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	751.2p	654.0p	712.5p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2


Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHW P000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	15	03	2006			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	2,400		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	655.0p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) HSDL Nominees Limited Address Trinity Road, Halifax, West Yorkshire UK Postcode HX1 2RG	Class of shares allotted Ordinary	Number allotted 17,025
Name(s) Mrs Carol Anne Tasker Address 43 Dreghorn Loan, Colinton, Edinburgh UK Postcode EH13 0DA	Class of shares allotted Ordinary	Number allotted 399
Name(s) Mrs Marion Rankine Rutherford Address 20 Deanburn Walk, Bo'Ness, West Lothian UK Postcode EH51 0NB	Class of shares allotted Ordinary	Number allotted 86
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 21 MAR 2006

** A ~~director~~ / ASSISTANT secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

*** Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department, HBOS plc

5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number DX exchange


Companies House
for the record

Please complete in typescript, or in bold black capitals.
CHW P000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: SC218813

Company name in full: HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From (Day / Month / Year)	To (Day / Month / Year)
	16 / 03 / 2006	

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	2,891	3,761	9,457
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	751.2p	654.0p	712.5p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2


Companies House
for the record

Please complete in typescript, or in bold black capitals.
CHW P000

88(2)

(Revised 2005)
Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From			To		
	Day	Month	Year	Day	Month	Year
	16	03	2006			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	825	11,727	1,613
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	827.5p	662.0p	655.0p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2


Companies House
for the record

Please complete in typescript, or in bold black capitals.

CHW P000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From Day	From Month	From Year	To Day	To Month	To Year
	16	03	2006			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	2,751		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	597.5p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s) HSDL Nominees Limited Address Trinity Road, Halifax, West Yorkshire UK Postcode HX1 2RG	Ordinary	31,222
Name(s) See Schedule attached Address UK Postcode	Ordinary	1,803
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 21 MAR 2006

** A ~~director~~ / ASSISTANT secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department, HBOS plc
5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange

HBOS plc - 88(2) Schedule - 16 March 2006

Title	Forename	Surname	Address 1	Address 2	Address 3	Address 4	Address 5	No. of Shares
Mr	Adam	Hunter	BOS International (Australia Limited)	Level 25, 45 Clarence St	Sydney	NSW 2000	Australia	67
Mr	Nicholas	McGowan	BOS International (Australia Limited)	Level 25, 45 Clarence St	Sydney	NSW 2000	Australia	225
Mr	Michael	Begg	11 Tallowood Avenue	Cherrybrook	NSW 2126	Australia		563
Mr	Rolland Ka-Lok	Chan	Room 1329	Sin Sum House	Lung Hang Estate	Shatin	Hong Kong	948
								1,803


Companies House
for the record

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHW P000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	17	03	2006			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	2,877	549	503
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	751.2p	654.0p	712.5p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland


Companies House
for the record

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHW P000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From Day	Month	Year	To Day	Month	Year
	17	03	2006			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	755		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	662.0p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): HSDL Nominees Limited Address: Trinity Road, Halifax, West Yorkshire UK Postcode: HX1 2RG	Class of shares allotted: Ordinary	Number allotted: 3,929
Name(s): Mr Peter Thompson Address: 22 Redcliffe Mews, London UK Postcode: SW10 9JU	Class of shares allotted: Ordinary	Number allotted: 755
Name(s): Address: UK Postcode:	Class of shares allotted:	Number allotted:
Name(s): Address: UK Postcode:	Class of shares allotted:	Number allotted:
Name(s): Address: UK Postcode:	Class of shares allotted:	Number allotted:

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 21 MAR 2006

** A ~~director~~ / ASSISTANT secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department, HBOS plc

5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number DX exchange


Companies House
for the record

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHW P000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	20	03	2006			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	4,128	4,403	4,338
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	751.2p	654.0p	712.5p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2


Companies House
for the record

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHW P000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	20	03	2006			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	362		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	779.9p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): HSDL Nominees Limited Address: Trinity Road, Halifax, West Yorkshire UK Postcode HX1 2RG	Class of shares allotted: Ordinary	Number allotted: 11,708
Name(s): Computershare Company Nominees Limited Address: PO Box 82, The Pavilions, Bridgwater Road, Bristol UK Postcode BS99 7NH	Class of shares allotted: Ordinary	Number allotted: 362
Name(s): Mr Ian Creevy Address: 11 Laurel Avenue, Lenzie, Glasgow UK Postcode G66 4RX	Class of shares allotted: Ordinary	Number allotted: 1,161
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 21 MAR 2006

** A ~~director~~ / ASSISTANT secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department, HBOS plc

5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number DX exchange


Companies House
for the record

Please complete in typescript, or in bold black capitals.
CHW P000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	21 / 03 / 2006	

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	6,366	233	2,690
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	751.2p	654.0p	712.5p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2


Companies House
for the record

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	21	03	2006			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	
Number allotted	1,800	1,510	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share (including any share premium)	655.0p	662.0p	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Shareholder details *(list joint allottees as one shareholder)*	Shares and share class allotted	
Name(s) HSDL Nominees Limited Address Trinity Road Halifax, West Yorkshire UK Postcode HX1 2RG	Class of shares allotted Ordinary	Number allotted 10,582
Name(s) Address Mr Peter Charles Collins Green Glades, 69 Bell Common, Epping UK Postcode CM16 4DZ	Class of shares allotted Ordinary	Number allotted 1,510
Name(s) Mrs Jane Boyce Address 60 Claymore Drive, Stirling UK Postcode FK7 7UP	Class of shares allotted Ordinary	Number allotted 507
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] **Date** 21 MAR 2006

** A ~~director~~ / ASSISTANT secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

*** Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department, HBOS plc
5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange


Companies House
for the record

Please complete in typescript, or in bold black capitals.
CHW P000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	22	03	2006			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	14,797	409	1,211
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	751.2p	654.0p	712.5p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2


Companies House
for the record

Please complete in typescript, or in bold black capitals.

CHW P000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	22	03	2006			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	
Number allotted	755	432	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share (including any share premium)	662.0p	544.3p	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): HSDL Nominees Limited	Class of shares allotted	Number allotted
Address: Trinity Road, Halifax, West Yorkshire	Ordinary	17,172
UK Postcode HX1 2RG		
Name(s):	Class of shares allotted	Number allotted
Address: See schedule attached	Ordinary	432
UK Postcode		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK Postcode		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK Postcode		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 23/3/6

** A ~~director~~ DEPUTY secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department, HBOS plc
5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange

HBOS plc - Form 88(2) Schedule - 22 March 2006

Title	Forename	Surname	Address 1	Address 2	Address 3	Address 4	No. of Shares
Mrs	Carol Anne	Smith	Unit 1, 49 Bishopsgate St	Carlisle	WA 6101	AUSTRALIA	131
Mr	Peter	Gianniotis	19 Oaklands Avenue	Royston Park	SA 5070	AUSTRALIA	252
Ms	Margaret	Holden	20 Peter Way	Rossmayne	WA 6148	AUSTRALIA	49
							432


Companies House
for the record

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHW P000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	23	03	2006			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	35,347	2,283,008	3,307
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	751.2p	654.0p	712.5p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2


Companies House
for the record

Please complete in typescript, or in bold black capitals.
CHW P000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From Day	From Month	From Year	To Day	To Month	To Year
	23	03	2006			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	3,000		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	655.0p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): HSDL Nominees Limited Address: Trinity Road Halifax, West Yorkshire UK Postcode HX1 2RG	Class of shares allotted: Ordinary	Number allotted: 2,301,214
Name(s): Computershare Company Nominees Limited Address: PO Box 82, The Pavilions, Bridgwater Road, Bristol UK Postcode BS99 7NH	Class of shares allotted: Ordinary	Number allotted: 17,974
Name(s): Mr Leo Roche Address: 11 Grosvenor Place, Rathmines, Dublin 6, Ireland UK Postcode	Class of shares allotted: Ordinary	Number allotted: 5,474
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] **Date** 23/3/6

** A ~~director~~ / DEPUTY secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department, HBOS plc

5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number DX exchange


Companies House
for the record

Please complete in typescript, or in bold black capitals.
CHW P000

88(2)
(Revised 2005)
Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	24	03	2006			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	136,182	1,922,226	4,601
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	751.2p	654.0p	712.5p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2


Companies House
for the record

Please complete in typescript, or in bold black capitals.
CHW P000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: SC218813

Company name in full: HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	24	03	2006			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	3,000		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	655.0p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
for companies registered in England and Wales   or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB   DX 235 Edinburgh
for companies registered in Scotland   or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): HSDL Nominees Limited	Class of shares allotted	Number allotted
Address: Trinity Road, Halifax, West Yorkshire	Ordinary	2,048,021
UK Postcode HX1 2RG		
Name(s): Computershare Company Nominees Limited	Class of shares allotted	Number allotted
Address: PO Box 82, The Pavilions, Bridgwater Road, Bristol	Ordinary	11,828
UK Postcode BS99 7NH		
Name(s): See schedule attached	Class of shares allotted	Number allotted
Address	Ordinary	6,160
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form: 1

Signed [signature] Date 27/3/06

** A ~~director~~ / ASSISTANT secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department, HBOS plc

5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number DX exchange

Title	Forenames	Surname	Add1	Add2	Add3	Add4	No. of Shares
Mrs	Judy Mary	Adams	15 Alban Square Martlesham	Woodbridge	Suffolk	IP12 4TB	457
Mr	Bruce Smith	Anderson	2 Bramdean View	Edinburgh	Midlothian	EH10 6JX	2481
Mrs	Christine Ann	Mcgaw	23 Greenbank Grove	Edinburgh	Midlothian	EH10 5ST	451
Mrs	Carole Mary	Baillie	98 Kings Gate	Aberdeen		AB15 4EP	636
Mrs	Selina	Miah	28 Pollard Walk	Sidcup	Kent	DA14 5PB	284
Mrs	Brenda	Mcdonald	7/2 Blandfield	Edinburgh	Midlothian	EH7 4QJ	714
Mr	Michael	O'Gorman	54 Frankfort Avenue	Rathgar	Dublin 6		1137
							6160


Companies House
for the record

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHW P000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	27	03	2006			

Class of shares (ordinary or preference etc)	ORDINARY	ORDINARY	ORDINARY
Number allotted	3,239	373	755
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	668.0p	665.0p	662.0p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2


Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHW P000

Company Number: SC218813

Company name in full: HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	Day	Month	Year
From	27	03	2006
To			

Class of shares (ordinary or preference etc)	ORDINARY	ORDINARY	ORDINARY
Number allotted	3,403	837,359	57,635
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	712.5p	654.0p	751.2p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s) HSDL NOMINEES LIMITED Address TRINITY ROAD, HALIFAX WEST YORKSHIRE UK Postcode HX1 2RG	ORDINARY	889,629
Name(s) COMPUTERSHARE COMPANY NOMINEES LIMITED Address PO BOX 82, THE PAVILIONS BRIDGWATER ROAD, BRISTOL UK Postcode BS99 7NH	ORDINARY	13,135
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] ASSISTANT   Date 27/3/06

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Holbrook, Company Secretary's Department, HBOS plc

5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number   DX exchange


Companies House
for the record

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHW P000

Company Number: SC218813

Company name in full: HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From	To
Day	28	
Month	03	
Year	2006	

Class of shares (ordinary or preference etc)	ORDINARY	ORDINARY	ORDINARY
Number allotted	36,839	312,654	226,100
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	751.2p	654.0p	655.0p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland


Companies House
for the record

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHW P000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	28	03	2006			

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	230		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	712.5p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) HSDL Nominees Limited	Class of shares allotted	Number allotted
Address Trinity Road, Halifax, West Yorkshire	ORDINARY	566,052
UK Postcode HX1 2RG		
Name(s) Computershare Company Nominees Limited	Class of shares allotted	Number allotted
Address PO Box 82, The Pavilions, Bridgwater Road, Bristol	ORDINARY	4,635
UK Postcode BS99 7NH		
Name(s) See schedule attached	Class of shares allotted	Number allotted
Address	ORDINARY	5,136
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 28/3/06

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~ (ASSISTANT)

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Holbrook, Company Secretary's Department, HBOS plc

5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number DX exchange

Title	Forenames	Surname	Add1	Add2	Add3	Add4	No. of Shares
Mr	Matthew	Clark	9 Carrongrange Ave	Larbert	Falkirk	FK5 3BQ	4500
Mrs	Jane	Boyce	60 Claymore Drive	Stirling		FK7 7UP	348
Mrs	Nan	Wilson	6 Sir John Brown Place	Dunfermline	Fife	KY11 8TZ	288
							5136


Companies House
for the record

Please complete in typescript, or in bold black capitals.
CHW P000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: SC218813

Company name in full: HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	Day	Month	Year
From	29	03	2006
To			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	39,166	354,828	5,368
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	751.2p	654.0p	712.5p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2



88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHW P000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	29	03	2006			

Class of shares (ordinary or preference etc)	Ordinary	ordinary	
Number allotted	8,000	1,132	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share (including any share premium)	655.0p	662.0p	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): HSDL Nominees Limited Address: Trinity Road, Halifax, West Yorkshire UK Postcode HX1 2RG	Class of shares allotted: Ordinary	Number allotted: 392,027
Name(s): Computershare Company Nominees Limited Address: PO Box 82, The Pavilions, Bridgwater Road, Bristol UK Postcode BS99 7NH	Class of shares allotted: ORDINARY	Number allotted: 10,523
Name(s): See schedule attached Address: UK Postcode	Class of shares allotted: ORDINARY	Number allotted: 5,944
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 29/3/06

** A ~~director~~ / ASSISTANT secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Holbrook, Company Secretary's Department, HBOS plc
5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange

Title	Forenames	Surname	Add1	Add2	Add3	Add4	No. of Shares
Mr	Grahame	Rogan	10 Arley Close	Dunkinfield	Cheshire	SK16 5RB	1,272
Mr	John Watson	Dale	194 Creynolds Lane	Shirley	Solihull	B90 4ES	70
Mrs	Gillian	Gilbert	4 Murieston Walk	Livingston		EH54 9EW	560
Mr	Paul	Isaacs	Tythe Croft	8 Downlands	Partridge Green	RH13 8QU	1,376
Mrs	Valerie	Calder	25 Ladygate Lane	Ruis;ip	Middlesex	HA4 7QT	289
Mr	Jason	Ball	22 Mead Road	Portishead	Bristol	BS20 6RZ	412
Mrs	Sandra	Witham	63 Ash Green	Coulby Newham	Middlesbrough	TS8 0UP	151
Mrs	Irene Margaret	Lockhart	16 Eskvale Crescent	Penicuik	Midlothian	EH26 8JG	473
Mrs	Adele Margaret	Wanstall	31 Malton rd	Woolton	Liverpool	L25 8QU	506
Mr	Carl	Morson	8 Pine Road	Tividale	Oldbury	B69 1TZ	835
							5,944


Companies House
for the record

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHW P000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	30	03	2006			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Oridinary
Number allotted	21,938	180,895	11,012
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	751.2p	654.0p	655.0p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2


Companies House
for the record

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHW P000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From Day	From Month	From Year	To Day	To Month	To Year
	30	03	2006			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	
Number allotted	211	755	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share (including any share premium)	712.5p	662.0p	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s) HSDL Nominees Limited Address Trinity Road, Halifax, West Yorkshire UK Postcode HX1 2RG	Ordinary	208,155
Name(s) Computershare Company Nominees Limited Address PO Box 82, The Pavilions, Bridgwater Road, Bristol UK Postcode BS99 7NH	ORDINARY	5,569
Name(s) See schedule attached Address UK Postcode	ORDINARY	1,087
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 30 MAR 2006

** A ~~director~~ / Assistant secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Holbrook, Company Secretary's Department, HBOS plc

5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number DX exchange

Title	Forenames	Surname	Add1	Add2	Add3	Post Code	Number of Shares
Mrs	Elizabeth	Dunbar	15 Featherhall Grove	Edinburgh	Midlothian	EH12 7TH	289
Mrs	Elizabeth	Dunbar	15 Featherhall Grove	Edinburgh	Midlothian	EH12 7TH	340
Mrs	Julie	Gravestock	38 Towngate	Shipley	West Yorkshire	BD18 1JG	458

Total: 1087


Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHW P000

Company Number: SC218813

Company name in full: HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From (Day Month Year)	To (Day Month Year)
Date	31 03 2006	

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	127,477	14,783	1,234
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	654.0p	751.2p	712.5p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland


Companies House
for the record

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHW P000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	31	03	2006			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	2,666		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	655.0p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): HSDL Nominees Limited Address: Trinity Road, Halifax, West Yorkshire UK Postcode HX1 2RG	Ordinary	134,765
Name(s): Computershare Company Nominees Limited Address: PO Box 82, The Pavilions, Bridgwater Road, Bristol UK Postcode BS99 7NH	Ordinary	11,395
Name(s): ~~See schedule attached~~ Address: UK Postcode		
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed K Lee Le C May   **Date** 31 MAR 2006

** ~~A director~~ / Assistant secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Holbrook, Company Secretary's Department, HBOS plc
5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number   DX exchange


Companies House
for the record

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly in black type or bold block lettering

Company Number SC218813

Company Name in full HBOS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares (*ordinary or preference etc*)	Ordinary		
Number of shares	2,400,000		
Date(s) shares delivered to the company	06/03/2006		
For each share:			
Nominal value	25p		
Maximum price paid	1014.420833p		
Minimum price paid	1014.420833p		

The aggregate amount paid by the company for the shares to which this return relates was: £ 24,346,099.99

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 121,735.00

10/03/06 21/3/06

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares (*ordinary or preference etc*)			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 7/3/6

(**a ~~director~~ / Deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department
HBOS plc, 5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

Companies House
— for the record —

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For Inland Revenue use only.

Company Number SC218813

Company Name in full HBOS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares (*ordinary or preference etc*)	Ordinary		
Number of shares	2,300,000		
Date(s) shares delivered to the company	07/03/2006		
For each share: Nominal value	25p		
Maximum price paid	999.66413p		
Minimum price paid	999.66413p		

The aggregate amount paid by the company for the shares to which this return relates was: £ 22,992,274.99

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 114,965.00

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares (*ordinary or preference etc*)			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 7/3/6

(**a ~~director~~ / deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department
HBOS plc, 5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**


Companies House
for the record



169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly in black type or bold block lettering

Company Number SC218813

Company Name in full HBOS plc



PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares (*ordinary or preference etc*)	Ordinary		
Number of shares	800,000		
Date(s) shares delivered to the company	10/03/2006		
For each share: Nominal value	25p		
Maximum price paid	990.575p		
Minimum price paid	990.575p		

The aggregate amount paid by the company for the shares to which this return relates was: £ 7,924,600.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 39,625.00

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985



Class of shares (*ordinary or preference etc*)			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

**Delete as appropriate

Signed [signature] **Date** 13/3/6

(**a ~~director~~ / Deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department
HBOS plc, 5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**



Companies House — for the record

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please do not write in the space below for Inland Revenue use only.

Please complete legibly in black type or bold block lettering

Company Number SC218813

Company Name in full HBOS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

Class of shares (*ordinary or preference etc*)	Ordinary		
Number of shares	2,000,000		
Date(s) shares delivered to the company	13/03/2006		
For each share: Nominal value	25p		
Maximum price paid	993.888125p		
Minimum price paid	993.888125p		

The aggregate amount paid by the company for the shares to which this return relates was: £ 19,877,762.50

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 99,390.00

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares (*ordinary or preference etc*)			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 13/3/6

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department

HBOS plc, 5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number   DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**



Companies House
— for the record —

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly in black type or bold block lettering

Company Number SC218813

Company Name in full HBOS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

Class of shares (ordinary or preference etc)	Ordinary		
Number of shares	2,000,000		
Date(s) shares delivered to the company	14/03/2006		

For each share:

Nominal value	25p		
Maximum price paid	996.1165p		
Minimum price paid	996.1165p		



The aggregate amount paid by the company for the shares to which this return relates was: £ 19,922,330.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 99,615.00

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			



**Delete as appropriate

Signed [signature] **Date** 22/3/6

(**a ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department

HBOS plc, 5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**



Companies House
for the record

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.



Please complete legibly in black type or bold block lettering

Company Number SC218813

Company Name in full HBOS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares *(ordinary or preference etc)*	Ordinary		
Number of shares	1,000,000		
Date(s) shares delivered to the company	15/03/2006		
For each share: Nominal value	25p		
Maximum price paid	992.2775p		
Minimum price paid	992.2775p		

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

The aggregate amount paid by the company for the shares to which this return relates was: £ 9,922,775.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 49,615.00



PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			



**Delete as appropriate

Signed [signature] **Date** 22/3/6

(**a ~~director~~ / Deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department
HBOS plc, 5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**


Companies House
for the record

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only

Please complete legibly in black type or bold block lettering

Company Number SC218813

Company Name in full HBOS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares *(ordinary or preference etc)*	Ordinary		
Number of shares	1,600,000		
Date(s) shares delivered to the company	17/03/2006		
For each share: Nominal value	25p		
Maximum price paid	1000.168281p		
Minimum price paid	1000.168281p		

The aggregate amount paid by the company for the shares to which this return relates was: £ 16,002,692.50

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 80,015.00

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 22/3/6

(**a ~~director~~ / Deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department
HBOS plc, 5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

10/03


Companies House
for the record

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For Inland Revenue use only

Company Number SC218813

Company Name in full HBOS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares *(ordinary or preference etc)*	Ordinary		
Number of shares	1,500,000		
Date(s) shares delivered to the company	20/03/2006		
For each share: Nominal value	25p		
Maximum price paid	980.68p		
Minimum price paid	980.68p		

The aggregate amount paid by the company for the shares to which this return relates was: £ 14,710,200.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5 £ 73,555.00

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 22/3/6

(**a ~~director~~ / Deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department
HBOS plc, 5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

10/03

Company	HBOS PLC
TIDM	HBOS
Headline	Preliminary Results - Part 2
Released	07:01 01-Mar-06
Number	1000Z

RNS Number:1000Z
HBOS PLC
28 February 2006

INTERNATIONAL

The newly enlarged International division now includes a third operating division of Europe & North America ('ENA') in addition to Australia and Ireland. The primary objective of all three divisions is to leverage the already proven UK operating model in selected markets, where opportunities exist for value added growth within our defined risk appetite.

Underlying profit before tax in International increased in 2005 by 50% to £610m (2004 £408m). This strong result was led by ENA, where full year consolidation of our investment in Drive Financial Services and the acquisition during the year of Heidelberger Leben added to strong underlying growth in our European and U.S. businesses. Adjusting for Drive and Heidelberger Leben, underlying profit before tax for the International division on a 'like for like' basis increased by 36% to £571m. In Australia, strong growth in income was a result of market share gains while in Ireland the business bank performed well delivering profit growth alongside investment in the recently launched Retail operations.

Overall, advances grew by 32% and customer deposits rose by 39%. Underlying operating income grew by 38% and underlying operating expenses, including investment spending, rose by 40%.

Financial Performance

Income Statement

Net interest income
Non-interest income
Fees and commission income
Fees and commission expense
Net earned premiums on insurance contracts
Change in value of in-force long term assurance business

Operating lease rental income
Investment and other operating income
Net operating income
Operating expenses
Staff
Accommodation, repairs and maintenance
Technology
Marketing and communication
Depreciation:
Tangible and intangible fixed assets
Other
Sub total
Recharges:
Technology
Underlying operating expenses
Operating lease depreciation
Change in investment contract liabilities
Net claims incurred on insurance contracts
Net change in insurance contract liabilities
Impairment on investment securities

Operating profit before provisions

Impairment losses on loans and advances
Share of (losses)/profits of associates and jointly controlled entities
Underlying profit before tax

Net interest margin
Impairment losses as a % average advances
Cost:income ratio

(Page 40)

Balance Sheet and Asset Quality Information

Loans and advances to customers

Impairment provisions on advances

Impairment provisions as a % of closing advances

Classification of advances*:
Agriculture, forestry and fishing
Energy
Manufacturing industry
Construction and property
Hotels, restaurants and wholesale and retail trade
Transport, storage and communication
Financial
Other services etc.
Individuals:

Home mortgages
Other personal lending
Overseas residents

Impaired loans

Impaired loans as a % of closing advances

Impairment provisions as a % of impaired loans

Risk weighted assets

Customer deposits

* Before impairment provisions.

The results of our overseas businesses are converted to Sterling monthly at the average exchange rate for the month and after taking account of the effects of hedging. The average exchange rates for the respective reporting periods were:

£1 : Australian Dollar
£1 : Euro
£1 : US Dollar

The closing exchange rates used in the conversion of the overseas balance sheets were:

£1 : Australian Dollar
£1 : Euro
£1 : US Dollar

Australia

In 2005 HBOS Australia pursued significant planned investment and growth. Key objectives for the year included customer acquisition through the combination of a service and product-led strategy emphasising a better deal for customers. Investment in people, infrastructure and systems included modernisation of the cards platform, a substantial IT systems upgrade, the expansion of our East

Coast physical presence and a significantly increased sales force.

Our performance exceeded expectations due to underlying strength in all five business streams producing underlying profit before tax of £224m, up 17% on 2004. This was achieved as a result of strong income growth from market share gains despite financing considerable planned investment.

Financial Performance

Income Statement

Net interest income
Non-interest income
- Fees and commission income
- Fees and commission expense
- Net earned premiums on insurance contracts
- Operating lease rental income
- Other operating income

Net operating income
Operating expenses
- Staff
- Accommodation, repairs and maintenance
- Technology
- Marketing and communication
- Depreciation:
  - Tangible and intangible fixed assets
- Other
- Underlying operating expenses
- Operating lease depreciation
- Change in investment contract liabilities
- Net claims incurred on insurance contracts
- Net change in insurance contract liabilities

Operating profit before provisions

Impairment losses on loans and advances
Share of profits of associates and jointly controlled entities
Underlying profit before tax

Net interest margin
Impairment losses as a % average advances
Cost:income ratio

Net Interest Income

Net interest income increased by 22% as a result of a 35% growth in advances. The interest margin of 2.39% for 2005 compares with 2.41% for 2004.

Movement in margin

Net interest margin for the year ended 31 December 2004

Lending margins
Net interest margin for the year ended 31 December 2005

Non-interest Income

Non-interest income rose by 61% to £143m (2004 £89m). Fee income increased by 24% reflecting the level of growth in the business as well as significantly increased property finance fees within the Asset Finance division. Other operating income benefited from the £9m gain on the sale of the merchant acquiring business and increased insurance and investment income following the purchase of Royal Automobile Club of Victoria (RACV) Financial Services on 31 March 2005.

Operating Expenses

Underlying operating expenses increased 30% to £278m (2004 £213m). This reflects our previously announced investments in brand recognition, growth in customer facing staff, improvements to internal processes, IT infrastructure, new product delivery and regulatory compliance.

Lending and Deposit Growth

Advances grew by 35% to £19.7bn (2004 £14.6bn) during the year with continued growth in the residential and commercial books. Customer deposits grew by 50% to £9.0bn (2004 £6.0bn) as a result of the continued success of the retail deposits initiative implemented in late 2004 and the flow of commercial deposits through the Specialist Deposit Services unit also established late in 2004.

Credit Quality

Credit quality remains strong with impaired loans as a percentage of closing advances falling to 0.66% (2004 0.76%). Against a backdrop of a 35% increase in advances, impaired loans increased 17%. Provisions remained relatively steady at 62% (2004 64%) of impaired loans. Impairment losses as a percentage of average advances rose to 0.19% (2004 0.14%).

Balance Sheet and Asset Quality Information

	31.1
Loans and advances to customers	£
Impairment provisions on advances	
Impairment provisions as a % of closing advances	

Classification of advances*:
- Agriculture, forestry and fishing
- Energy
- Manufacturing industry
- Construction and property
- Hotels, restaurants and wholesale and retail trade
- Transport, storage and communication
- Financial
- Other services etc.
- Individuals:
  - Home mortgages
  - Other personal lending
- Overseas residents

Impaired loans

Impaired loans as a % of closing advances

Impairment provisions as a % of impaired loans

Risk weighted assets £

Customer deposits

* Before impairment provisions.

Operational Performance

The investment being made to expand the national coverage of our Australian operations is designed to support future profitable growth in each major business division. Our simultaneous focus on business-as-usual performance aside from this investment, resulted in strong growth in 2005 as well.

Retail Division

Our Retail division, operating under the BankWest brand, continued its push to build national market share with a customer value, product-led strategy. Lending was up 29% to £8.5bn and deposits up 40% to £4.5bn.

Strong increases in mortgage business through the broker channel were underpinned by the 'Gimme 5' initiative, a unique customer proposition guaranteeing quality service. Our East Coast physical presence grew with the opening of retail branches in Sydney and Melbourne, and a partnership with 7-Eleven that will establish more than 350 ATMs on the East Coast during 2006. The promotion of TeleNet and Zero MasterCard helped boost brand awareness and customer acquisition on the East Coast, as did the launch of BankWest Debit, the

first MasterCard debit card in Australia. The strength of customer proposition that lies behind this rapid growth was evidenced by numerous awards from magazines including 'Money', 'Personal Investor' and 'Australian Broker'.

Business Division

Our Business division, operating under the BankWest brand, made excellent progress during the year, successfully recruiting more than 100 business banking managers and continuing to build market share. Lending was up 52% to £3.8bn and deposits up 62% to £4.5bn.

During 2005, our physical presence on the East Coast increased with the opening of nine new business centres. The response from local businesses has been strong and we plan to open at least 10 more centres in 2006. We also continued to grow our programme which provides specialist financial solutions and innovative products to specific industries such as hospitality, business and professional services, health and medical care and franchising. We also formed a strategic alliance with First Data to provide merchant services under the banner of BWA Merchant Services.

Corporate Division

Our Corporate division, operating under the BOS International brand, recorded significant growth in 2005 with lending up 60% to £4.0bn. We continue to hold a market leading position as an arranger of transactions across the Leveraged and Acquisition Finance, Property, Project and Infrastructure markets. BOS International is well placed to continue taking advantage of opportunities in the active mergers and acquisitions and resource sectors.

Asset Finance Division

Capital Finance, our Asset Finance division, performed strongly with advances up 13% to £3.5bn, with the Personal Finance, Business Finance and Property Finance units all showing good growth. Property Finance contributed strongly, despite a generally softer market, largely as a result of our strong partner relationships with reputable builders and developers. Personal Finance continued to target profitable and high profile motor dealers with wholesale and retail facilities.

Insurance & Investment Division

Our Insurance & Investment division, operating under the St Andrew's brand, completed the acquisition of RACV Financial Services on 31 March 2005. This will expand the reach of our wealth management and life insurance products across Australia. During the year the financial planning sales force was expanded in Sydney, Melbourne and Perth. In the first half of 2005 the new life insurance product 'Lite Life' was launched through both direct and branch distribution. In the second half of 2005, the new direct investment product 'Top 200' was launched.

Prospects

HBOS Australia continues to target growth and customer acquisition in 2006, building on the platform established over the past 18 months. The Australian market continues to offer excellent opportunities and each of our business divisions is developing a strong position from which to take advantage of those

opportunities. We remain excited about our prospects in Australia.

Ireland

During a period of significant investment our operations in Ireland performed strongly. Our goal of developing a retail presence took a major step forward in 2005 with the purchase of a branch network from the Irish Electricity Supply Board ('ESB'). This deal delivered potential footfall equating to 7% of the adult population together with retail experienced colleagues. Our high street presence is now being rapidly progressed with the opening of the first seven branches in January and February 2006 from the planned 46. Meanwhile, the growth strategy for our existing businesses continues at pace, with the delivery of another successive year of double digit profit growth.

Underlying profit before tax increased by 7% to £104m. Profits from existing businesses (i.e. excluding the retail investment) increased by 20% to £116m. Strong growth was recorded across all areas with advances up 36% to £12.1bn and customer deposits up 13% to £4.4bn.

Financial Performance

Income Statement

	31.12
Net interest income	
Non-interest income	
Fees and commission income	
Fees and commission expense	
Operating lease rental income	
Other operating income	
Net operating income	
Operating expenses	
Staff	
Accommodation, repairs and maintenance	
Technology	
Marketing and communication	
Depreciation:	
Tangible and intangible fixed assets	
Other	
Underlying operating expenses	
Operating lease depreciation	
Impairment on investment securities	
Operating profit before provisions	
Impairment losses on loans and advances	
Share of losses of associates and jointly controlled entities	
Underlying profit before tax	
Net interest margin	
Impairment losses as a % of average advances	

Cost:income ratio

Net Interest Income

Advances growth of 36% drove net interest income growth of 27% to £203m with the net interest margin declining to 1.77%.

Movement in margin

Net interest margin for the year ended 31 December 2004
Product mix
Mortgages
Business Banking
Funding and other movements
Net interest margin for the year ended 31 December 2005

The principal factors behind the reduction in net interest margin were the change in product mix driven by our Retail expansion and the full year impact of the inclusion of the Irish mortgage portfolio, which transferred from the UK Retail division in July 2004. As expected, margins in our business banking market narrowed in the face of tougher competition.

Non-interest Income

Non-interest income increased 39% to £39m (2004 £28m). The increase arose in other operating income, which includes profit on the realisation of a number of investments within our Venture Capital portfolio, which was designed to reposition this product offering. This is part of our strategy to replicate the successful UK corporate banking model where venture capital will form part of a more diversified offering.

Operating Expenses

Operating expenses increased by 35% to £108m (2004 £80m) partly as a result of our significant investment in the Retail expansion. We also relocated our central Dublin activities during the year and invested in premises, staff and IT to continue growth in business banking.

Credit Quality

Credit quality remained strong with impaired loans as a percentage of closing advances below the previous period at 1.98% (2004 2.07%).

Balance Sheet and Asset Quality Information

As
31.12.2

Loans and advances to customers £12.

Impairment provisions on advances £

Impairment provisions as a % of closing advances 0.

Classification of advances*:
- Agriculture, forestry and fishing
- Manufacturing industry
- Construction and property
- Hotels, restaurants and wholesale and retail trade
- Transport, storage and communication
- Financial
- Other services etc.
- Individuals:
  - Home mortgages
  - Other personal lending
- Overseas residents

Impaired loans £2

Impaired loans as a % of closing advances 1.

Impairment provisions as a % of impaired loans

Risk weighted assets £11.

Customer deposits £4.

* Before impairment provisions.

Operational Performance

Business Banking

Operating under the Bank of Scotland (Ireland) brand, this business had another excellent year with each of the three main sub divisions (Property, Business Banking and Regional Banking) contributing to growth in volumes and profits. The second half of the year was significantly stronger than the first half with advances and pipeline reaching new highs, the latter being over £2.3bn. Gross lending increased by 46% to £3.8bn (2004 £2.6bn) as advances increased by 36% to £8.7bn (2004 £6.4bn). Customer deposits also grew at a satisfactory rate of 13%. Our No. 2 position in Business Banking combined with continued strong demand and our significantly increased distribution as part of the Retail strategy leaves us well positioned to continue our growth in this market.

Retail

Our Intermediary Sales division had a good year with strong performances in Asset Finance and Homeloans. Homeloan advances were up 47% to £2.6bn in the year. During the year we launched a buy to let mortgage product aimed at the broker market and this has been very well received with excellent volumes and pipeline.

In November 2005 we successfully concluded a project that saw us become a full member of the clearing system in Ireland, the first major bank to become a new member of the clearing system for over 20 years. This development is very important to our Retail plans, giving us the ability to offer customers a full range of current account features.

During the year we completed the purchase of certain assets of the Irish Electricity Supply Board retail business. This transaction has been fully funded by Bank of Scotland (Ireland) from its own resources. The deal demonstrates our resolve to provide Irish consumers real choice in their banking. As part of that choice, customers will have the option of dealing with us through this new branch network, internet/telephone channels and our existing intermediary network. We opened the first refurbished branches and our Customer Service Centre in Dundalk in January 2006 when we also launched the first of our Retail products. Reaction to our 'hero' product priced deals in mortgages, credit cards, savings and personal loans has exceeded initial expectations. We have an intensive programme of product launches and branch openings planned throughout 2006. We plan to open a total of 46 branches at a rate of one new branch every 10 days.

Prospects

The underlying economic conditions in Ireland continue to be very positive with strong GDP growth projected for 2006 and 2007, unemployment low and consumer confidence increasing. Ireland continues to be one of Europe's most outstanding economies.

Consumer and media reaction to the opening of the first of the new Retail branches and the launch of the Retail products has been very positive, and despite the long term nature of the changes in the market we are seeking to instigate, we are confident that this will provide exciting, profitable growth opportunities for us going forward. Our ability to deploy our experience of tackling similarly entrenched and less customer friendly competitors in the UK will be put to good use in Ireland and will serve to demonstrate the exportability of the HBOS Retail model.

Meanwhile, our focus and confidence in our existing operations is certainly not diminished. Prospects for our core Business Banking businesses are excellent with market conditions favourable and pipeline strong. In our Intermediary Sales division we plan further product launches and remain confident in the home loans market in Ireland. We will continue to grow in our existing markets as well as expanding our presence in developing markets such as Integrated and Acquisition Finance where we will leverage off expertise in other areas of HBOS.

The significant step up in our operations in Ireland reflects our confidence in the Irish market place and the attractiveness of our proposition.

Europe & North America

The Europe & North America Division ('ENA'), was formed as part of the new divisional structure announced in June 2005. This new division comprises the three main businesses of Corporate, Retail and Investment. Our Corporate activities cover both Europe and North America, the latter including Drive Financial Services ('Drive') our motor finance business based in Texas, in which we have a 64.5% shareholding. Our Retail activities consist of our expanding branch network in Spain, trading under Banco Halifax Hispania, and our leading online and intermediary mortgage business in The Netherlands. Our Investment business, HBOS Europe Financial Services ('EFS'), includes Clerical Medical Europe based in Luxembourg and the recently acquired MLP Life now renamed Heidelberger Leben based in Heidelberg. This new division provides us with a stronger basis upon which to develop our operations in these important markets.

ENA delivered a strong set of trading results with underlying profit before tax up 135% to £282m (2004 £120m).

Financial Performance

Income Statement

Net interest income
Non-interest income
Fees and commission income
Fees and commission expense
Net earned premiums on insurance contracts
Change in value of in-force long term assurance business
Operating lease rental income
Investment and other operating income
Net operating income
Operating expenses
Staff
Accommodation, repairs and maintenance
Technology
Marketing and communication
Depreciation:
Tangible and intangible fixed assets
Other
Sub total
Recharges:
Technology
Underlying operating expenses
Operating lease depreciation
Change in investment contract liabilities
Net claims incurred on insurance contracts
Net change in insurance contract liabilities
Impairment on investment securities

Operating profit before provisions

Impairment losses on loans and advances
Share of (losses)/profits of associates and jointly controlled entities
Underlying profit before tax

Net interest margin
Impairment losses as a % average advances
Cost:income ratio

Adjusting for the impact of acquisitions, ENA's 'like for like' underlying profit before tax grew by 83% in 2005. If Drive had been consolidated as a subsidiary for the full 12 months in 2004 a further £13m would have been added to that year's profit while the consolidation of Heidelberger Leben from July 2005 contributed an additional £39m to the 2005 results.

(Page 48)

All areas of Corporate and Retail contributed to the increase in underlying 'like for like' profits. Corporate benefited from a continuing robust performance in the USA and strong income generation in Europe, coupled with a significant improvement in credit quality. Retail earnings were boosted by a strong performance from our mortgage business in The Netherlands and the continuing branch roll-out programme in Spain. As a result of major tax reforms in Germany at the end of 2004 there was a surge of new investment business in that year not replicated in 2005. This resulted in a reduction of underlying profit before tax for EFS when the results of Heidelberger Leben are excluded.

Following the transition to IFRS, the income statement includes a number of income and expense items which relate solely to policyholder payments and benefits in the EFS business. The income statement, incorporating the netting of these items, can be summarised in a simplified format as follows:

Simplified Income Statement

Net interest income
Underlying non-interest income
Underlying net operating income

Underlying operating expenses
Impairment losses on loans and advances
Share of (losses)/profits of associates and jointly controlled entities
Underlying profit before tax

Net Interest Income

Net interest income rose by 75% to £402m benefiting from the consolidation of the full year's results of Drive as opposed to only two months in 2004. Advances increased by 25% to £11.1bn with strong growth experienced in our online mortgage book in The Netherlands and, in the USA, both in our mainstream Corporate business and in Drive.

Our overall net interest margin increased to 409bps within which a key component was the full year benefit of the high margin Drive business. Excluding Drive, the 22bps reduction in our core business reflects planned changes in the product mix leading to a more balanced Corporate loan portfolio while in Retail intensive competition in the mortgage sector, particularly in The Netherlands, saw mortgage margins tighten.

Movement in margin

Net interest margin for the year ended 31 December 2004
Lending margin Corporate
Lending margin Retail
Change in product mix
Drive
Net interest margin for the year ended 31 December 2005

Non-interest Income

Underlying non-interest income increased by 24% to £162m (2004 £131m).

The increase in Corporate and Retail reflects the growth in business and a continuing focus on fee generation. In EFS, the increase is accounted for by the acquisition of Heidelberger Leben.

Operating Expenses

Underlying operating expenses increased by 61% to £155m (2004 £96m), a significant part of which is due to the full year consolidation of Drive and the acquisition of Heidelberger Leben. Excluding these, underlying operating expenses grew by 18% to £105m (2004 £89m). This is driven by a substantial investment in people and processes to support an expanding business across a diverse regulatory framework and continued expansion of the Retail branch network in Spain. As a result of this investment, our cost:income ratio has increased to 27.5% (2004 26.6%).

Lending Growth

Our loan portfolio now totals £11.1bn reflecting an increase of 25% in the year. The portfolio is well spread by geography and sector and is split 55% Corporate and 45% Retail with the latter almost wholly in the form of residential mortgages.

	As at 31.12.2005 £bn	As at 31.12.2004 £bn	31.
Corporate			

North America	3.1	2.1
Europe	3.0	2.9
Retail	5.0	3.9
	11.1	8.9

The largest overall concentration in our lending book continues to be in property with residential mortgages accounting for 45% and commercial property 14%.

Credit Quality

Overall credit quality improved substantially in 2005 with the level of impaired loans as a percentage of closing advances reducing to 1.61% in 2005 (2004 2.52%) and impairment losses as a percentage of average advances decreasing to 1.26% (2004 1.81%).

In Corporate, excluding Drive, impaired loans as a percentage of closing advances improved from 3.58% in 2004 to 2.01% in 2005 and impairment losses as a percentage of average advances improved to 0.54% (2004 2.71%), reflecting a proactive approach to credit risk management and a favourable market environment. The impairment losses in 2004 include the impact of a single loan default of £37m in Europe.

In Retail our credit quality has remained stable. Impaired loans as a percentage of closing advances improved to 0.40% in 2005 (2004 0.44%), whilst impairment losses as a percentage of average advances were unchanged at 0.14%.

Balance Sheet and Asset Quality Information	As 31.12.2
Loans and advances to customers	£11.
Impairment provisions on advances	£1
Impairment provisions as a % of closing advances	1.

Classification of advances*:

- Hotels, restaurants and wholesale and retail trade
- Financial
- Individuals:
  - Home mortgages
  - Other personal lending
- Overseas residents:
  - Energy

Manufacturing industry
Construction and property
Hotels, restaurants and wholesale and retail trade
Transport, storage and communication
Financial
Other services

Impaired loans	£1
Impaired loans as a % of closing advances	1.
Impairment provisions as a % of impaired loans	
Risk weighted assets	£11.
Customer deposits	£0.

* Before impairment provisions.

Operational Performance

Corporate

Our Corporate Europe operations consist of a network of offices in Paris, Frankfurt, Madrid, Amsterdam and Antwerp that target carefully identified opportunities in sectors of expertise such as corporate finance, acquisition finance, commercial real estate, project finance and infrastructure finance. In 2005, our growing reputation in these sectors enabled us to maintain margins whilst substantially improving the credit quality of the loan book. Through our niche market focus, we increased advances by 3% to £3.0bn (2004 £2.9bn). This level of growth reflects high activity levels offset by greater than planned churn in the portfolio, a strong focus on asset quality and more effective capital and asset management.

Our North American business incorporates a US banking branch, supported by a network of seven loan production offices, and BoS (USA) Inc. a wholly owned non-bank financial subsidiary. The branch has developed a balanced portfolio of corporate assets, with a particular focus on sectors where it has real knowledge of the operating environment, such as oil and gas. Additionally, the branch works closely with a number of regional banks, partnering with them as they execute their growth plans.

Drive, which holds a leading position as a national scale provider of sub-prime motor finance, is characterised by high margins, but correspondingly higher expected impairment losses. Drive is currently active in 34 states and enjoyed strong growth in earnings (up 73%) and advances (up 41%) in 2005.

Retail

Our branch network in Spain focuses primarily on UK residents seeking to acquire property in the expanding Spanish residential property sector, while at the same time building a niche position in the Spanish domestic retail market. Headquartered in Madrid, Banco Halifax Hispania provides a full banking service from a network of branches strategically located along the coast of Spain. With the opening of four new branches in 2005, our branch network has increased to 14 with a further six offices planned in 2006. Returns from this business remained steady in 2005 throughout the ongoing branch expansion programme. Our leading online and intermediary mortgage business, trading under the BOS Netherlands brand, continues to compete successfully in the Dutch residential mortgage market. Through our value for money product-led strategy with a focus on service quality, we have created a strong niche within a broad customer base.

European Financial Services

EFS, our Investment business, comprises Clerical Medical Europe ('CME'), a leading cross border life and pensions provider based in Luxembourg with its processing centre in Maastricht, and Heidelberger Leben included from July 2005. CME targets the German investment market through independent brokers and in addition operates in Austria and Italy. Heidelberger Leben provides mainly unit-linked life assurance deferred annuity pension products to the sales network of MLP AG under a long term distribution arrangement agreed at the time of the acquisition. The unique combination of a cross border provider operating with a dynamic, unit-linked local German insurance company will provide a strong multi-brand, multi-product competitor in the German investment market.

Relative to the very strong sales performance of 2004 which benefited from a surge of new business from major tax reforms in Germany, overall investment sales in 2005 at £79m APE, were 42% lower (2004 £137m). Within this, CME sales returned back to a more normal level of £45m APE (2004 £137m) and Heidelberger Leben added £34m during the six month period from 1 July 2005.

Investment Sales	Year ended 31.12.05 Single £m	Year ended 31.12.05 Annual £m	Year ended 31.12.05 Total £m	Year ended 31.12.05 Total APE £m	Year ended 31.12.04 Single £m	31. A
Life:	166	46	212	63	221	
With profits	125	23	148	36	216	
Unit Linked	41	15	56	19	5	
Protection		8	8	8		
Individual Pensions	1	16	17	16		
Total	167	62	229	79	221	

All investment business in EFS is accounted for on an embedded value basis. The table below analyses the profit contribution of EFS.

Expected contribution from existing business
Actual vs expected experience on existing business

Contribution from new business
Investment earnings on net assets using long term assumptions
Underlying profit before tax

New business profitability when measured on a consistent embedded value basis was 56% APE in 2005 (2004 43%, excluding Heidelberger Leben).

The economic assumptions used to calculate embedded value in 2005 are the same as those in 2004. Details of the basis can be found on page 63 of the Financial Review. This section also includes an analysis of the embedded value, including sensitivities to the key assumptions, and disclosure of the profits for our life assurance business calculated using a basis consistent with listed life assurance groups.

(Page 52)

Prospects

In 2006 we will concentrate on expanding our range of products, distribution channels and brands across our Corporate, Retail and EFS businesses while targeting countries and sectors where attractive risk adjusted returns are achievable.

The creation of ENA provides us with a strong platform from which to pursue further organic growth opportunities in Europe and North America through selective expansion in niche specialist markets where skills and experience developed in the UK can be profitably deployed.

(Page 53)

TREASURY & ASSET MANAGEMENT

Underlying profit before tax in Treasury & Asset Management decreased by 4% to £263m (2004 £275m). Excluding the £31m impact of the first time inclusion of IFRS derivative hedge accounting, £30m of which relates to the timing of recognition of income, underlying profit before tax on a 'like-for-like' basis increased by 7% to £294m. Asset quality remains high and no credit provisions were required in the period.

Financial Performance

Income Statement

31.1

Net interest income
Non-interest income
Net trading income
Fees and commission income
Fees and commission expense

Other operating income

Net operating income
Operating expenses
Staff
Accommodation, repairs and maintenance
Technology
Marketing and communication
Depreciation:
Tangible and intangible fixed assets
Other
Subtotal
Recharges:
Technology
Accommodation
Other shared services
Impairment on investment securities

Share of profits of associates and jointly controlled entities

Underlying profit before tax

Net interest margin (bps)*
Cost:income ratio
Funds under management
Risk weighted assets

* Net interest margin has been calculated as net interest income divided by average interest earning assets excluding securities classified as trading assets but including lending to other members of the group.

IFRS Derivative Hedge Accounting

Applying the new IFRS rules on derivatives income recognition contained in IAS 39 reduced non-interest income by £31m in 2005, there being two significant changes compared to UK GAAP. Firstly, under IFRS, we now account for certain derivative transactions on an accruals basis rather than a net present value basis. This results in income being recognised over a longer period compared to UK GAAP, and in 2005 this reduced non-interest income by £30m. Secondly, for derivative transactions that hedge underlying banking exposures, we are required to reflect any 'hedge ineffectiveness' immediately through the profit and loss account, creating short term volatility in income recognition that can be positive or negative. This resulted in a reduction of just £1m for the full year.

Our 2004 IFRS pro forma income statement does not reflect the impact of derivative hedge accounting due to the necessary documentation not being in place given the late finalisation of the IFRS standard.

Net Interest Income

Net interest income increased 9% to £183m (2004 £168m). We continue to grow our Structured Investments and Credit Liquidity Portfolios, which invest in high credit quality liquid securities. This has contributed to the increase in net interest income, although this has been offset by a reduction in income from funding and liquidity activities, where the continuing lengthening of the maturity profile of wholesale funding liabilities, in line with the Group's funding plans, has, as previously, depressed the net interest margin.

Non-interest Income

Non-interest income increased by 3% to £326m (2004 £316m), but excluding the £31m impact of the first time inclusion of IFRS derivative hedge accounting, on a 'like-for-like' basis, non-interest income increased by 13% to £357m.

In our Treasury operations, our sales business has had a solid year with sales income up 6% year on year. The trading business performed strongly across credit trading, FX and interest rate derivatives, with revenues up 18%.

In our Asset Management operations, the increase in non-interest income during 2005 is a reflection of the growth in funds under management during the period, success in growing the property management division and additional fees received from Group companies.

Operating Expenses

Operating expenses for the year were £247m, up 17% (2004 £212m), reflecting the planned investment in the Treasury business and its infrastructure, in particular our new Treasury branch in Sydney, and our continued investment in operational infrastructure in the Asset Management business where we enhanced our derivatives platform and risk management capabilities.

Our Asset Management operations continue to enjoy one of the lowest cost bases in their industry as measured by an independent benchmarking survey.

Asset Quality

Within our Treasury operations, we maintain a cautious policy to avoid sub-investment grade investments, with 99% of our interbank and structured investment portfolios rated A or above. During the period no credit provisions were required.

Operational Performance

Our Treasury operations in London, New York and Sydney provide and manage prudential and regulatory liquidity and wholesale multi-currency funding for the HBOS Group. Treasury is also responsible for arranging the Group's debt capital issuance and asset securitisation programmes, and offering a range of treasury services to Group customers.

Our Asset Management operations in London manage the funds of Group and external clients on both a retail and institutional basis.

Funding

Treasury has again been active in supporting the Group's capital and funding plans during the year, including four capital issuances for HBOS plc and one for Clerical Medical Finance plc. One of these was HBOS plc's groundbreaking £750m 6.0884% preference share perpetual with an issuer's call option in 2015. This was the first benchmark Sterling Tier 1 issue to be marketed both to institutional investors and retail intermediaries, further diversifying HBOS's investor base.

HBOS covered bond programmes raised £3bn of funding during the year. £2.5bn of that issuance came from the residential mortgage programme, of which approximately half was privately placed. These programmes continue to provide access to diversified longer term funding at a competitive cost.

The Group continues to use its established securitisation programmes to provide funding. £10.9bn was raised backed by residential mortgages originated in the UK by either of Halifax or Bank of Scotland through the Permanent and Mound programmes. Furthermore, £1bn was raised in May 2005 backed by residential mortgages originated by Bank of Scotland in the Netherlands and another £1bn was raised in December 2005 backed by UK commercial mortgage loans originated by Bank of Scotland.

(Page 55)

BankWest Treasury

Responsibility for the treasury operations of BankWest was transferred to Treasury Division early in 2005. Later in 2005, the BOS International (Australia) Limited treasury operations were successfully merged with the BankWest operations into a new single branch of HBOS Treasury Services based in Sydney.

Asset Management

Insight continues to deliver strong investment performance in its key asset class of fixed income (which makes up approximately 58% of Insight's funds under management). Over 90% of institutional fixed income mandates by value beat their benchmarks over one and three year periods. This track record enabled us to win several large mandates during the year, including appointments by the Pension Protection Fund, the Charities Aid Foundation and the London Pensions Fund Authority. Our equity performance continues to improve with 59% of institutional mandates beating their benchmarks over a one year period.

The benefits of investment in liability driven investment ('LDI') capabilities are starting to show through, with Insight being shortlisted for LDI mandates by a majority of the leading investment consultants. Growth in our property funds has also continued during the year, with our success in the UK now being extended to new funds in Continental Europe. The property team undertook transactions to the value of over £1.7bn in 2005, making them one of the most

active investors in the UK property market.

Insight's funds under management increased to £88.7bn (2004 £77.7bn). Total Group funds under management (including SJPC) increased to £101bn (2004 £87bn).

Prospects

Access to Group customers, product innovation and our strong standing in the market underpins our confidence in the profitable growth prospects for Treasury & Asset Management. Our cautious approach to Treasury products and services will be unaltered and in Asset Management, we will continue to pursue the opportunities available to us through our leading positions in fixed income, LDI and property.

The core goal of Treasury & Asset Management will continue to be the delivery of top quality service and performance to the Group and its clients, and in 2006 we will continue to invest in the capabilities to do so.

FINANCIAL REVIEW

Group underlying profit before tax increased by £563m to £4,842m (2004 £4,279m) as shown in the table below:

Profit before tax
Adjusted for:
  Retail rationalisation costs
  Merger integration costs
  Mortgage endowment compensation
Goodwill impairment
Gross up for policyholder tax
Short term fluctuations
Underlying profit before tax

Divisional financial performance can be summarised as follows:

Year ended 31 December 2005	Retail	Corporate	Insurance & Investment	International	T
	£m	£m	£m	£m	
Net interest income	4,028	1,695	(95)	1,018	
Non-interest income(1)	1,315	1,386	12,948	503	

Net operating income	5,343	3,081	12,853	1,521
Operating expenses(2)	(2,124)	(1,253)	(12,330)	(723)
Impairment on investment securities		(45)		(6)
Operating profit before provisions	3,219	1,783	523	792
Impairment losses on loans and advances	(991)	(428)		(180)
Share of profits/(losses) of associates and jointly controlled entities	9	65	(34)	(2)
Non-operating income	46			
Underlying profit before tax	2,283	1,420	489	610
Year ended 31 December 2004				
Underlying profit before tax	2,123	1,171	495	408
Increase/(decrease) in underlying profit before tax	8%	21%	(1)%	50%

(1) Before short term fluctuations and grossing up embedded value profits for policyholder tax paid on Long Term Assurance business.

(2) Excluding Retail rationalisation costs, merger integration costs, mortgage endowment compensation and goodwill impairment.

Group underlying profit before tax for the year at £4,842m was 13% higher than in 2004. Asset led growth in net interest income with underlying non-interest income 20% higher than 2004 and tight cost control were the key drivers for profit growth.

Basic earnings per share increased by 10% to 82.2p (2004 74.9p). Underlying earnings per share rose 11% to 86.4p (2004 78.0p) and the proposed final dividend is 24.35p, an increase of 10% over the previous year. The basic dividend cover is 2.3 times (2004 2.3 times) and 2.4 times on an underlying basis (2004 2.3 times). If approved at the Annual General Meeting, the final dividend will be paid on 15 May 2006 to ordinary shareholders on the register at the close of business on 17 March 2006.

The underlying profit before tax is stated net of tax payable by the life companies in respect of policyholder returns ('policyholder tax'). In the year ended 31 December 2005 the adjustment for policyholder tax was £200m (2004 £nil). Adjustments in respect of policyholder tax may be volatile due to investment movements experienced as a result of changes in equity and gilt values. This was the main reason for the movement in policyholder tax between 2004 and 2005 although it was additionally impacted by other factors including levels of deductible expenditure and prior year tax adjustments.

Retail rationalisation costs are the impact of a programme of cost management initiatives which will deliver significant recurring efficiencies in the Retail division. This has been achieved via a strategic restructuring of certain parts

of the Division, the major components of which comprise the restructuring of back office operations, rationalisation of central support functions and legacy IT systems, and the restructuring of Birmingham Midshires. No further costs will be incurred for this programme. This programme has already delivered cost savings of approximately £60m in 2005. We expect the benefits in the next two years to enable Retail to absorb future cost increases attributable to growth in balances and transaction volumes and deliver low single digit cost growth.

By virtue of their nature and amount, the rationalisation costs of £84m have been excluded from the Retail income statement and the underlying key performance indicators of both Retail and the Group for 2005. The cost comprises colleague exit/displacement costs of £29m, IT transformation costs of £34m and other restructuring costs of £21m.

(Page 58)

Post Tax Return on Mean Equity

Group post tax return on mean equity ('ROE') was 19.6%, unchanged from last year. ROE is calculated by dividing underlying profit attributable to ordinary shareholders by the monthly average of ordinary shareholders' funds.

Post tax return
Profit attributable to ordinary shareholders
Retail rationalisation costs
Merger integration costs
Mortgage endowment compensation
Goodwill impairment
Short term fluctuations
Underlying profit attributable to ordinary shareholders

Mean Equity

Group post tax return on mean equity

Net Interest Income

Net interest income increased by 9% to £6,829m, reflecting 8% growth in average interest earning assets and a slight increase in Group net interest margin compared to last year.

Interest receivable
Interest payable
Net interest income

Average balances

Interest earning assets:
- Loans and advances
- Securities and other liquid assets

Group net interest margin

Divisional net interest margins:
Retail
Corporate
International
Treasury & Asset Management

(Page 59)

Non-interest Income

Underlying non-interest income increased by 20% to £4,169m (2004 £3,487m). Net fees and commissions have increased by 18% with strong growth in Retail, Corporate and Insurance & Investment. Fee and commission income in Retail increased reflecting good growth in the mortgage, banking and credit card businesses. Underlying non-interest income in Corporate grew by 52% reflecting growth in fees, dividends and equity gains. The increase of 35% in earned premiums on insurance contracts reflects the high level of new business sales during the year. Non-interest income in our long term assurance businesses contains a number of income and expense items which relate solely to policyholder payments and benefits. When these items are netted off against each other, underlying non-interest income in Insurance & Investment is 11% ahead of last year.

Fees and commission income
Fees and commission expense
Net earned premiums on insurance contracts
Net trading income
Change in value of in-force Long Term Assurance Business

Other operating income:

Profit on sale of investment securities

Operating lease rental income

Net investment income related to insurance and investment business

Other income

Non-interest income

Impairment on investment securities

Operating lease depreciation

Change in investment contract liabilities

Net claims incurred on insurance contracts

Net change in insurance contract liabilities

Change in unallocated surplus

Underlying non-interest income

Underlying non-interest income analysed by division:

3

Retail

Corporate

Insurance & Investment

International

Treasury & Asset Management

Operating Expenses

Underlying operating expenses increased by 6% to £4,642m (2004 £4,361m).

The increase of £281m over last year includes the planned investment in people and infrastructure in International and Treasury & Asset Management, a full year charge for Drive, which did not become a subsidiary until November 2004 and the impact of Heidelberger Leben which was consolidated from July 2005. The costs of employee share plans, including the associated national insurance and tax costs, rose by £40m during 2005 as the cumulative value of plans being charged to the income statement increased following the transition to IFRS.

Staff

Accommodation, repairs and maintenance
Technology
Marketing and communication
Depreciation:
    Tangible and intangible fixed assets
Other
Underlying operating expenses

Operating lease depreciation
Change in investment contract liabilities

Net claims incurred on insurance contracts
Net change in insurance contract liabilities

Change in unallocated surplus

Total

Underlying operating expenses analysed by division:

31.

Retail

Corporate
Insurance & Investment
Group Items

International
Treasury & Asset Management

Excluding International and Treasury & Asset Management, underlying cost growth was 2.5% in 2005.

Cost:income Ratio

With underlying operating income up 13% and the growth in underlying operating expenses at 6%, the Group cost:income ratio improved to 42.2% (2004 44.7%).

Operating expenses
Retail rationalisation costs
Merger integration costs
Mortgage endowment compensation
Goodwill impairment

Operating lease depreciation
Change in investment contract liabilities
Net claims paid on insurance contracts
Net change in insurance contract liabilities
Change in unallocated surplus
Underlying operating expenses

Net operating income
Gross up for policyholder tax
Short term fluctuations

Impairment on investment securities
Operating lease depreciation
Change in investment contract liabilities
Net claims incurred on insurance contracts
Net change in insurance contract liabilities
Change in unallocated surplus
Underlying operating income

Group cost:income ratio

Divisional cost:income ratios are summarised below:

Retail
Corporate
International
Treasury & Asset Management

Group Items

Group Items principally comprise the expenses of managing the Group, including technology so far as it is not devolved to the divisions, accommodation and other shared services such as cheque clearing, mailing etc. The costs of technology, accommodation and other shared services (other than those borne directly by Group functions) are subsequently recharged to divisions according to their usage and are shown under the operating expense analysis for each division. The net cost of Group Items increased by £30m reflecting Group Items' share of the increase in the cost of employee share plans following the transition to IFRS and an increase in expenditure across a number of regulatory and strategic projects.

Staff
Accommodation, repairs and maintenance
Technology
Marketing and communication
Depreciation:
Tangible and intangible fixed assets
Other
Sub total
Less Recharges:
Technology
Accommodation
Other shared services
Total

Embedded Value Information

The sources of profit from Long Term Assurance business accounted for on an embedded value basis under IFRS 4 are set out below. This table includes that part of our repayment insurance business accounted for on an embedded value basis but excludes investment contracts accounted for under IAS 39.

	Year ended 31.12.2005			
	UK Investment	Europe	UK General Insurance *	Total
	£m	£m	£m	£m
Expected contribution from	133	30	24	187

existing business				
Actual vs expected experience on existing business	19			19
Contribution from new business	176	32	15	223
Investment earnings on net assets using long term assumptions	94	3	7	104
Contribution from insurance contracts**	422	65	46	533

* This represents the components of the repayment insurance business which are technically classified as life insurance contracts.

** Excluding short term fluctuations.

The embedded value of Long Term Assurance business accounted for under IFRS 4 as at 31 December 2005, which excludes investment contract business accounted for under IAS 39, is set out below.

	Year ended 31.12.2005				
	UK Investment	Europe	UK General Insurance	Total	Inve
	£m	£m	£m	£m	
Shareholder funds	1,938	138	78	2,154	
Value of in-force business (net of tax)	1,373	361	139	1,873	
Total embedded value	3,311	499	217	4,027	
Shareholder funds as a % of total EV	59%	28%	36%	53%	

* 2004 value of in-force (which is net of tax) has been restated to reflect the transfer of certain balances from purchased value of in-force intangible assets into value of in-force long term assurance business in the balance sheet.

The economic assumptions used in the calculation of the embedded values are unchanged from those used at the end of 2004. These are as follows:

Risk discount rate*
Return on fixed interest securities
Return on equities
Expense inflation rate

* Included in the risk discount rate is an investment risk component which is chosen so as to avoid capitalising any investment risk premiums over the long term view of the risk free rate of return.

Sensitivities of Embedded Value related to Long Term Assurance

The table below indicates the stand alone impact of changes to certain key variables on insurance contracts:

Interest rates increase into perpetuity
Equity/property market values fall and thereafter increase based on the long term vi
the risk free rate

Maintenance expenses fall and thereafter increase by the estimated expense inflation
Mortality/morbidity decreases (policyholders live longer) across all policy types an
groups
Lapse and surrender rates decrease across all policy types and cohorts into perpetui
(excluding paid-up policies)

Although the table above demonstrates the impact of individual variable changes, in practice, due to correlation between certain variables, a change in one variable would normally be expected to have an impact on other assumptions. It should also be noted that in some instances these sensitivities are non-linear.

Life Insurance Regulatory Capital

In each of our life insurance entities, surplus capital in excess of the various regulatory requirements, including the individual capital assessment, is maintained in order to absorb changes in both the underlying businesses and the capital requirements over the short term. At 31 December 2005 the available capital was estimated to be 207% (2004 224%) of the required regulatory capital in respect of the regulated life insurance entities within the Group. For Clerical Medical this was estimated to be 223% at 31 December 2005 (2004 246%). The primary reason for the lower ratio was the significant increase in with-profit policyholder liabilities due to strong stock market performance.

New Business Profitability

Overall new business profitability on a consistent embedded value basis remained strong at 28% APE (2004 27% APE), ahead of our medium term target of 25% APE. In the UK, new business profitability remained stable across all channels,

whereas the increase in Europe to 56% APE (2004 43% APE) was due to changes in business mix and the inclusion of Heidelberger Leben from July 2005.

Bancassurance
Intermediary - UK
Wealth Management
Total - UK

Europe
Total

The above table has been restated to eliminate the effect of policyholder tax so as to be consistent with our reporting of underlying results.

New business profitability as reported above is different to the contribution from new business to embedded value profits reported on page 63 because it includes investment contracts not accounted for on an embedded value basis and is calculated after allocating expenses on a directly attributable new business basis. Under IFRS, approximately 30% of investment business sales are now accounted for on an embedded value basis, whereas under UK GAAP the proportion was approximately 75%.

The economic assumptions used in the calculation of new business profitability are consistent with those used in the calculation of our embedded value and are unchanged from 2004.

Balance Sheet Analysis

Loans and advances to customers increased by 9% to £343.8bn (2004 £314.3bn). Within Retail, advances increased by 6%, in Corporate by 8% and in International by 32%.

Customer deposits grew by £12.3bn to £200.9bn and wholesale funding increased by 16% to £190.0bn (2004 £164.4bn).

	Retail	Corporate	International	Treasury Asset Mg
	£bn	£bn	£bn	£b
Loans and advances to customers	219.0	79.2	42.9	2.
Impairment provisions	1.9	0.7	0.3	
Loans and advances to customers (before provisions)	220.9	79.9	43.2	2.

Risk weighted assets	109.2	92.5	38.7	13.
Customer deposits	132.2	41.7	13.9	13.

* Includes risk weighted assets of £1.0bn (31 December 2004 £1.1bn) attributable to Insurance & Investment.

Classification of advances

The mix of the Group's gross lending portfolio at the year end is summarised in the following table:

Manufacturing industry
Construction and property
Hotels, restaurants and wholesale and retail trade
Transport, storage and communication
Financial
Other services
Individuals:
    Residential mortgages
    Other personal lending
Overseas residents
Total

Impairment Provisions and Impaired Loans

The total charge for loan impairment losses against Group profits was £1,599m (2004 £1,255m) representing 0.49% of average advances (2004 0.42%).

At 1 January 2005
Amounts written off during the year
Charge for the year
Recoveries of amounts previously written off
Exchange movements
Acquisitions and transfers

Discount unwind on impaired advances

Closing balance at 31 December 2005

Closing provisions as a percentage of closing advances are analysed in the following table:

	As at 31.12.2005	
	£m	As % of closing advances
Retail	1,924	0.88
Corporate	704	0.89
International	310	0.72
Total impairment provisions	2,938	0.85

Impaired loans as a percentage of closing advances and impairment provisions as a percentage of impaired loans are analysed by division in the following table:

		Advances	Impaired loans	Impaired loans as % of closing advances
		£bn	£m	%
As at 31 December 2005				
	Secured	201.2	4,452	2.21
Retail:				
	Unsecured	17.8	2,049	11.51
	Total	219.0	6,501	2.97
Corporate		79.2	1,114	1.41
International		42.9	549	1.28
Treasury & Asset Management		2.7		
Total		343.8	8,164	2.37
As at 31 December 2004 (Pro forma)				
	Secured	189.5	2,741	1.45
Retail:				
	Unsecured	16.3	1,761	10.80
	Total	205.8	4,502	2.19
Corporate		73.2	1,354	1.85
International		32.4	519	1.60
Treasury & Asset Management		2.9		
Total		314.3	6,375	2.03

Tier 1 and Total regulatory capital ratios remain strong at 8.1% (2004 7.9%) and 12.4% (2004 12.3%) respectively. This position has been achieved despite a share buyback of £994m (including costs) in 2005 and £1bn being put aside for contributions to reduce the deficit in the Group's defined benefit pension schemes over the next five years.

Total regulatory capital increased during the year from £28,987m to £31,726m.

Risk weighted assets increased by 9% to £255.1bn. This increase was reduced by £7.2bn as a result of loan securitisations undertaken in the year, offset by the impact of redemptions of existing loan securitisations of £2.3bn.

Tier 1 capital was strengthened by a combination of preference share issuance of £750m in May 2005 and US$1,500m in September 2005, which in Sterling equivalent terms at 31 December 2005 totalled £1,589m, and by retained earnings. These increases were offset by £994m of shares bought back in the period and the £1bn funding of the deficit in the defined benefit pension schemes. The deficit is fully recognised on the balance sheet.

As announced in late 2005, we intend to eliminate the IFRS deficit of our defined benefit pension schemes within ten years. At 31 December 2005, the IFRS deficit was £1.8bn (2004 £1.8bn) and £1.3bn (2004 £1.2bn) net of tax. As the first steps in meeting this goal, we have signalled our intention to contribute an additional £1bn to the schemes over the next five years, £800m having been earmarked as the up-front payment before the end of 2006. Our Tier 1 capital ratio of 8.1% at 31 December 2005 makes full allowance for these intended payments.

Tier 2 capital was increased during the year by a dated subordinated debt issue of €750m in March 2005. In Sterling equivalent terms at 31 December 2005, this new issue totalled £515m. The growth in Tier 2 capital includes increases due to exchange rate fluctuations offset by amortisation of dated subordinated debt. In addition, the FSA has confirmed that where impairment on individual loans is calculated using a portfolio approach, the resultant collectively assessed impairment provisions can be included within Tier 2 capital.

Supervisory deductions mainly reflect investments in subsidiary undertakings that are not within the banking group for regulatory purposes. Deductions are made for the investments in Clerical Medical, St. James's Place Capital, St. Andrew's Group and Heidelberger Leben, which was acquired in July 2005. Total deductions increased from £4,991m to £5,229m mainly as a result of increases in the embedded value of life policies held, the acquisition of Heidelberger Leben for £218m and supervisory deductions relating to the securitisation of loans. These increases were offset by the repayment of a loan to Clerical Medical from HBOS plc which was put in place in early 2003.

(Page 68)

Capital Structure

31.

Risk Weighted Assets
Banking book - on balance sheet

Banking book - off balance sheet
Trading book
Total Risk Weighted Assets

Tier 1

Ordinary share capital
Preference share capital
Eligible reserves
Minority interests (equity)
Preference instruments (non-equity):
Preferred securities
Preference shares
Less: goodwill & other intangible assets
Total Tier 1 capital

Tier 2

Available for sale reserve
Undated subordinated debt
Dated subordinated debt
Collectively assessed impairment provisions
Total Tier 2 capital

Supervisory deductions:
Unconsolidated investments - Life
Unconsolidated investments - Other
Investments in other banks and other deductions
Total supervisory deductions

Total regulatory capital

Tier 1 capital ratio (%)
Total capital ratio (%)

FINANCIAL INFORMATION ON A STATUTORY BASIS
(In accordance with the Listing Rules of the Financial Services Authority)

Basis of Preparation

EU law (IAS Regulation EC 1606/2002) requires that the annual consolidated financial statements of the company, for the year ending 31 December 2005, be prepared in accordance with International Financial Reporting Standards ('IFRS') adopted for use by the EU.

2005 Financial Information

The 2005 Financial Information on pages 70 to 76 has been prepared on the basis of the recognition and measurement requirements of IFRS that are endorsed by the

EU and effective at 31 December 2005. The accounting policies that the Directors have applied to the preparation of the first annual IFRS financial statements for the year ending 31 December 2005 are set out on pages 113 to 119 (Appendix 2) of the document 'HBOS plc 2004 Financial Results Restatement to International Financial Reporting Standards', which was published on 1 June 2005. Those accounting policies included amendments to IAS 19 'Employee Benefits' and IAS 39 'Financial Instruments Recognition and Measurement' issued by the International Accounting Standards Board which at that date had not yet been endorsed by the EU. These amendments were subsequently endorsed by the EU in November 2005.

2004 comparative financial information

The 2004 comparative financial information on pages 70 to 76 is prepared under the reporting basis for statutory comparatives under IFRS for the 2004 financial year. This basis reflects all Standards, with the exception of IAS 32, IAS 39 and IFRS 4. These Standards only became effective from 1 January 2005 and transitional concessions granted by the International Accounting Standards Board permit the Group to report the comparatives for areas covered by these standards on a UK GAAP basis for 2004 only. The transitional concessions include accounting policies for Loans and Advances, Debt Securities, Equities, Derivatives and Insurance. In preparing the 2004 comparative information the Group has adjusted amounts previously reported in financial statements under UK GAAP.

Section 240 Statement

The financial information set out herein does not constitute the company's statutory accounts for the years ended 31 December 2005 or 2004 but is derived from the 2005 accounts. Statutory accounts for 2004, which were prepared under UK GAAP, have been delivered to the Registrar of Companies, and those for 2005, prepared in accordance with International Financial Reporting Standards adopted for use by the EU, will be delivered in due course. The auditors have reported on those accounts and their report was unqualified and did not contain statements under section 237(2) or (3) of the Companies Act 1985.

(Page 70)

Consolidated Income Statement

31.

Interest receivable
Interest payable
Net interest income
Fees and commission income
Fees and commission expense
Net earned premiums on insurance contracts
Net trading income
Change in value of in-force Long Term Assurance Business

Net investment income related to insurance and investment business
Other operating income
Net operating income (Note 1)
Change in investment contract liabilities
Net claims incurred on insurance contracts
Net change in insurance contract liabilities
Change in unallocated surplus
Administrative expenses (Note 2)
Depreciation and amortisation:
Property and equipment
Operating lease assets
Intangible assets other than goodwill
Goodwill impairment
Operating expenses
Impairment losses on loans and advances
Impairment on investment securities
Operating profit
Share of profits of jointly controlled entities
Share of profits of associated undertakings
Non-operating income (Note 3)
Profit before taxation
Tax on profit (Note 4)
Profit after taxation

Attributable to:
Parent company shareholders (including certain non-equity interests in 2004)
Minority interests: equity
non-equity

Basic earnings per share
Diluted earnings per share

Details of dividends are set out in Note 5.

Consolidated Balance Sheet

Assets
Cash and balances at central banks
Items in course of collection
Financial assets held for trading
Derivative assets
Treasury bills and other eligible bills

Loans and advances to banks
Loans and advances to customers
Less: non-returnable finance

Investment securities
Interests in jointly controlled entities
Interests in associated undertakings
Goodwill and other intangible assets
Property and equipment
Investment properties
Operating lease assets
Deferred costs
Value of in-force Long Term Assurance Business
Other assets
Prepayments and accrued income
Total Assets

Liabilities
Deposits by banks
Customer accounts
Financial liabilities held for trading
Derivative liabilities
Notes in circulation
Insurance contract liabilities
Investment contract liabilities
Unallocated surplus
Net post retirement benefit liabilities
Current tax liabilities
Deferred tax liabilities
Other liabilities
Accruals and deferred income
Other provisions
Debt securities in issue
Other borrowed funds
Total Liabilities

Shareholders' Equity
Issued share capital*
Share premium
Other reserves
Retained earnings
Shareholders' Equity (excluding Minority Interests)*
Minority interests (equity)
Shareholders' Equity (including Minority Interests)*
Minority and other interests (non-equity)
Total Shareholders' Equity

Total Liabilities and Shareholders' Equity

* Includes certain non-equity interests in 2004.

Consolidated Statement of Recognised Income and Expense

Net actuarial losses from defined benefit plans and other movements (net of tax)
Foreign exchange translation

Available for sale investments
Change in fair value (net of tax)
Net gains transferred to the income statement (net of tax)

Cash flow hedges
Effective portion of changes in fair value taken to equity (net of tax)
Net losses transferred to the income statement (net of tax)
Net income recognised directly in equity
Profit after taxation
Total recognised income and expense
Effect of adopting IAS32/39 and IFRS 4 (net of tax) at 1 January 2005:
Share capital
Cash flow hedge reserve
Available for sale reserve
Retained earnings
Minority interests (equity)
Minority and other interests (non-equity)

Total recognised income and expense attributable to:
Parent company shareholders (including certain non-equity interests in 2004)
Minority interests (equity)

Consolidated Cash Flow Statement

Profit before taxation

Adjustments for:
Impairment losses on loans and advances
Depreciation and amortisation
Interest on other borrowed funds
Pension charge for defined benefit schemes

Exchange differences
Movements in derivatives held for trading
Other non-cash items
Net change in operating assets
Net change in operating liabilities
Net cash flows from operating activities before tax
Income taxes paid
Cash flows from operating activities
Cash flows from investing activities
Cash flows from financing activities
Net increase in cash and cash equivalents
Opening cash and cash equivalents
Closing cash and cash equivalents

Analysis of Cash and Cash Equivalents

3

Cash and balances at central banks
Loans and advances to banks - repayable in less than 3 months
Financial assets held for trading
Closing cash and cash equivalents

Consolidated Cash Flow

31.

Investing Activities
Sale and maturity of investment securities
Purchase of investment securities
Sale of other intangible assets
Purchase of other intangible assets
Sale of property and equipment
Purchase of property and equipment
Sale of investment properties
Purchase of investment properties
Sale of operating lease assets
Purchase of operating lease assets
Cash contribution to defined benefit pension schemes
Investment in subsidiary undertakings
Investment in jointly controlled entities and associated undertakings
Disposal of jointly controlled entities and associated undertakings
Dividends received from jointly controlled entities
Dividends received from associated undertakings
Cash flows from investing activities

Financing Activities
Issue of share capital
Share capital buyback, including costs
Issue of other borrowed funds
Repayments of other borrowed funds
Minority interest acquired
Minority interest disposed
Equity dividends paid
Preference dividends paid
Dividends paid to minority shareholders in subsidiary undertakings
Interest on other borrowed funds relating to servicing of finance
Movement in own shares
Cash flows from financing activities

Notes to the Accounts

31.12

1. Net operating income

Net operating income includes:
Dividend income on financial investments designated as:
Available for sale
Loans and receivables
Dividend income from equity shares

Realised gains less losses on sale of financial instruments designated as:
Available for sale
Loans and receivables

Profit on sale of investment securities

2. Administrative expenses

Administrative expenses include:
Retail rationalisation costs
HBOS merger integration costs
Mortgage endowment compensation
Included within administrative expenses
Tax thereon

Administrative expenses also include:
Staff costs
Accommodation, repairs and maintenance
Technology
Marketing and communication

3. Non-operating income

Non-operating income in 2005 comprises a profit of £46m arising on the sale of certain branch premises. The income of £23m recorded within 2004 relates on the disposal of cash machines situated in locations remote from the Group

4. Taxation

The tax charge for year of £1,546m includes £200m in respect of the tax charg for policyholder tax. Excluding this amount results in an effective rate of The increase in the effective rate from 2004 is mainly due to the adoption of coupon on the preferred instruments being reclassified as interest payable.

A reconciliation of the actual tax charge to the expected tax charge at the s tax of 30% is detailed below:

Expected tax charge at 30%
(Income)/expenses not deductible for tax purposes
Net effect of differing tax rates overseas
Net effect of tax on disposals
Deductible interest on innovative Tier 1 capital
Policyholder tax/differing tax rates for life assurance business
Adjustments in respect of previous periods
Impairment on investment securities
Other
Total income tax on profit

5. Dividends

After the balance sheet date a dividend of 24.35p pence per ordinary share wa This ordinary dividend has not been provided for but the estimated impact, ba shares in issue at 31 December 2005, on retained earnings is £934m.

HBOS plc issued £750m preference shares in May 2005 and a further £198m prefe Both issues are classified as equity under IAS 32. At 31 December 2005 £36m been charged directly to the Profit and Loss Account reserve in respect of th £1,327m ordinary dividends.

6. Acquisitions

On 17 June 2005, HBOS plc announced the purchase from MLP AG of, the in-force Lebensversicherung AG (now re-named Heidelberger Leben). The consideration i potential adjustment of plus or minus €15m subject to persistency targets bei €40m being payable upon achievement of the Heidelberger Leben business plan. acquisition was 1 July 2005. The fair value of identifiable assets, liabilit liabilities acquired amounted to £218m, which was approximately equal to the

Dividend Reinvestment Plan

Shareholders who have already completed a Mandate Form to receive their entitlement to dividends in Ordinary Shares need take no action as they will automatically receive Ordinary Shares in respect of the final dividend of 24.35p per Ordinary Share for the year ended 31 December 2005. Shareholders who have not already completed a Mandate Form and also wish to participate in the Dividend Reinvestment Plan ('DRIP') in respect of the final dividend are required to complete and return a Mandate Form to our Plan Administrator - Computershare Investor Services PLC, PO Box 1910, The Pavilions, Bridgwater Road, Bristol BS99 7DZ. A Mandate Form and a copy of the Rules of the HBOS plc Dividend Reinvestment Plan can be obtained from our Plan Administrator on 0870 702 0102.

Timetable and Contacts

Expected Timetable

1 March 2006	2005 Preliminary Results Announcement
15 March 2006	Ordinary Shares quoted ex-dividend
15 March 2006	HBOS plc 6.475% Preference Shares dividend payment
17 March 2006	Ordinary Shares Record Date for the final dividend 2005
12 April 2006	Return date for mandates for the DRIP for the final dividend 20
12 April 2006	HBOS plc 6.0884% Preference Shares quoted ex-dividend
18 April 2006	HBOS plc 6.0884% Preference Shares record date
25 April 2006	Annual General Meeting
3 May 2006	HBOS plc 9.25% & 9.75% Preference Shares quoted ex-dividend
5 May 2006	HBOS plc 9.25% & 9.75% Preference Shares record date
12 May 2006	HBOS plc 6.0884% Preference Shares dividend payment
15 May 2006	HBOS plc Ordinary Shares final dividend 2005 payment
31 May 2006	HBOS plc 9.25% & 9.75% Preference Shares dividend payment
6 June 2006	Last date by which CREST entitlement statements and new Ordinar be posted and shareholder accounts credited in respect of DRIP ordinary dividend 2005
1 August 2006	2006 Interim Results Announcement

Contacts

Investor Relations

Charles Wycks
Director of Investor Relations
(0131) 243 5509
(020) 7905 9600
charleswycks@hbosplc.com

John Hope
Director, Investor Relations
(0131) 243 5508
(020) 7905 9600
johnhope@hbosplc.com

Press Office

Shane O'Riordain
General Manager, Group Communications
(020) 7905 9600
07770 544585 (mobile)
shaneo'riordain@hbosplc.com

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Preliminary Results 2005

1 March 2006


SEC MAIL PROCESSING
RECEIVED
APR 12 2006
WASH, D.C.
160
SECTION

1 March 2006

HBOS plc Preliminary Results 2005

Stock Exchange Announcement

Contents

HBOS plc 2005 Preliminary Results

(Financial comparatives are on a pro forma basis as published in December 2005)

Group Highlights

- Profit before tax up 17% to £4,808m (2004 £4,112m).
- Underlying profit before tax up 13% to £4,842m (2004 £4,279m).
- Basic earnings per share up 10% to 82.2p (2004 74.9p).
- Underlying earnings per share up 11% to 86.4p (2004 78.0p).
- Final dividend up 10% to 24.35p, full year dividend up 10% to 36.10p, underlying dividend cover 2.4 times (2004 2.3 times).
- Group post tax RoE is maintained at 19.6% (2004 19.6%).
- Group net interest margin 180bps (2004 179bps).
- Loans and advances to customers grow 9% to £343.8bn; customer deposits grow 7% to £200.9bn.
- Impaired loans increased by 28%, representing 2.37% of advances (2004 2.03%); closing provisions 0.85% of advances (2004 0.81%).
- Underlying operating income 13% higher at £10,998m (2004 £9,765m); underlying operating expenses 6% higher at £4,642m (2004 £4,361m).
- Net interest income 9% higher at £6,829m (2004 £6,278m).
- Underlying non-interest income 20% higher at £4,169m (2004 £3,487m).
- Group cost:income ratio improves to 42.2% (2004 44.7%).
- Share buyback totalled £994m in 2005 at an average share price of £8.55.
- Tier 1 capital ratio 8.1%, total capital ratio 12.4% (2004 7.9% and 12.3%) after the 2005 share buyback and the £1bn funding of the defined benefit pension schemes.

Divisional Highlights

- Underlying profit before tax in Retail up 8%, Corporate up 21%, Insurance & Investment down 1%, International up 50% and Treasury & Asset Management down 4%.
- Advances; up 6% in Retail, up 8% in Corporate and up 32% in International.
- Retail sales volumes; estimated UK gross mortgage lending share 21%, UK net mortgage lending share 14%, 645,000 new bank accounts, 1m new credit card accounts and in savings, 16% estimated share of Household Sector Liquid Assets.
- Customer deposits; up £4bn (3%) in Retail, up £3bn (7%) in Corporate and up £4bn (39%) in International.
- Cost:income ratios; Retail 39.8% (2004 43.6%), Corporate 28.7% (2004 30.8%), International 40.0% (2004 39.3%) and Treasury & Asset Management 48.5% (2004 43.5%).
- Net interest margins; Retail 184bps (2004 185bps), Corporate 215bps (2004 226bps), and International 265bps (2004 241bps).
- Impaired loans; 2.97% of closing advances in Retail (2004 2.19%), 1.41% in Corporate (2004 1.85%) and 1.28% in International (2004 1.60%).
- No. 1 market share of UK investment product sales (estimated 13%); Investment sales rise 18% to £1,473m annual premium equivalent; bancassurance up 22%, intermediary up 8% and wealth management up 25%.
- General Insurance sales rise 14% to £1,977m gross written premiums; repayment up 18%, household up 5% and motor up 16%.

CHIEF EXECUTIVE'S REPORT

Results Summary

In 2005, measured volume growth, stable margins, tight cost control and capital discipline enabled HBOS to deliver another strong set of results.

Profit before tax rose by 17% to £4,808m and underlying profit before tax increased by 13% to £4,842m. Underlying earnings per share rose 11% to 86.4p while basic earnings per share rose 10% to 82.2p.

Our dividend policy is to target underlying dividend cover of around 2.5 times. In line with this policy, the Board is proposing a final dividend of 24.35p taking the full year dividend to 36.1p, 10% higher than in 2004. Underlying dividend cover has therefore risen to 2.4 times against 2.3 times last year.

Through a clear focus on return led growth we seek to preserve the significant gains in return on equity secured through the creation of HBOS. Last year, the Group RoE was 19.6%, unchanged as compared with a year earlier and once again in the middle of the 19-20% benchmark return range we judge as sustainable for HBOS.

We continued to deliver good volume growth. An emphasis on asset quality and returns rather than just volume saw us make a deliberate choice in favour of measured growth in UK lending markets with much more rapid growth elsewhere, notably in Ireland and Australia. Overall, customer lending and deposits grew at 9% and 7% respectively. Our UK investment product and general insurance businesses both gained market share. Improving investor sentiment helped our investment businesses to achieve an 18% increase in sales, whilst in a comparatively benign trading environment general insurance sales rose 14%.

Margin trends across the Group were encouraging. In Banking, the Group net interest margin was virtually unchanged at 180bps (2004 179bps). In our UK investment businesses new business profitability was stable at 26% of annual premium equivalent (2004 25%). The underwriting performance of both our household and repayment insurance lines remained very strong, matching or bettering that achieved in 2004. In contrast, motor insurance underwriting results reflected intensifying price competition.

Further improvements in operating efficiencies across the Group enabled us to achieve a seven point gap between income and cost growth, bringing the Group's cost:income ratio down to 42.2% from 44.7% a year earlier.

Underlying operating income grew by 13%. The general stability of margins saw net interest income rise 9% whilst particularly strong growth in Corporate and Retail enabled us to record a 20% increase in underlying non-interest income.

Underlying operating expenses rose by 6%. As we indicated this time last year, this growth reflects substantial investment in infrastructure and capability in our International and Treasury & Asset Management businesses. Excluding those divisions, underlying operating expenses across our Retail, Corporate and Insurance & Investment divisions increased by just 2.5%, in line with the tight target we set.

Credit performance was mixed but much as expected. In Retail we saw continued seasoning of our heavily collateralised secured book coupled with a modest deterioration in the unsecured book, in line with general trends in the UK economy. In contrast, Corporate's and International's results reflect improving credit environments. Overall, as a percentage of closing customer advances, impaired loans increased to 2.37% (2004 2.03%). Closing impairment provisions, as a percentage of closing customer advances, increased modestly to 0.85% (2004 0.81%). The Group impairment losses were £1,599m (2004 £1,255m) representing 0.49% of average customer advances (2004 0.42%).

Capital generation in HBOS strengthened further. During the year £994m of shares were bought back for cancellation at an average share price of £8.55. In December we announced plans to reduce the risks associated with funding our pension liabilities. These included accelerated funding to reduce and then eliminate the deficit entirely. As at the end of last year we had set aside £1bn for this purpose, of which it is intended £800m will be paid before the end of 2006 subject to final agreement with the scheme trustees. Even so the Tier 1 ratio rose to 8.1% (2004 7.9%) and our total capital ratio increased to 12.4% (2004 12.3%).

Our thinking on Basel II, where we intend to apply for the 'Advanced' approach, has centred on improving the way we do business, rather than just compliance. The way we manage capital is entirely consistent with yesterday's FSA consultation paper but the adoption of Basel II techniques should not in themselves change our view of the appropriate level of capital to hold. This view is not and will never be determined by regulatory minima.

In all probability, last year saw the peak in volumes of endowment complaints. However, they continued to run at high levels throughout the year and we have set aside a further £130m, bringing the total set aside in 2005 to £260m, to represent our best estimate of the cost of compensation.

Outlook and Prospects

The economic background to trading in the UK remains encouraging. Consumer spending and inflation pressures remain subdued. So despite recent indications to the contrary, we continue to expect interest rates to fall further. Growth in the economy should quicken later in the year ensuring that employment prospects will remain robust.

This year will see increased activity in the housing market. However, we still expect price movements to be modest, even as and when interest rates do fall.

In UK retail banking we will continue to opt for measured asset growth whilst investing in the key drivers of future growth, greater cost efficiency and improved customer service.

We continue to be wary of apparently buoyant trading conditions in UK corporate banking. Such an environment calls for caution and a clear focus on returns rather than volume.

Much improved sentiment in equity markets and a benign trading environment in general insurance mean that we expect both areas to be important sources of near term growth for HBOS.

Economic prospects in our major international markets are particularly encouraging. In both Ireland and Australia, this year will see significant progress in establishing diversified financial services businesses that successfully challenge the current incumbents in those markets.

We are confident that 2006 will be another strong year for value creation in HBOS.

James Crosby

CHIEF EXECUTIVE DESIGNATE'S REPORT

Operating Review

In the UK, we retained a deliberate degree of caution in our core retail and corporate lending markets. Elsewhere, in general insurance and investment products, sales demonstrated strong growth particularly in bancassurance and wealth management, reinforcing our position as the UK's No. 1 investment business for total new sales. In our International businesses we made significant progress, particularly in Ireland and Australia, as we establish platforms that will challenge the retail banking incumbents.

Divisional Performance

Retail

Measured growth in both secured and unsecured lending markets, with a focus on revenue growth linked to tight cost control saw Retail once again preserve strongly positive 'jaws' between revenue (up 10%) and costs (flat). Underlying profit before tax increased by 8% to £2,283m.

Retail again produced strong income growth with net operating income up 10%. The Retail net interest margin was stable at 184bps (2004 185bps) with net interest income growing by 8% largely reflecting the growth in average advances. Non-interest income was strong, rising 16% and again benefiting primarily from past volume growth.

Average advances grew 9% as returns were preserved at this stage in the cycle. In mortgages we therefore chose not to chase the growth in the market in the final quarter. We are comfortable that at 21% (2004 23%) our share of the gross mortgage market strikes the right balance between growth and returns at this point. Levels of principal repaid, driven primarily by previous years' higher loan growth, reduced the net lending outcome to a full year 14% share of the net mortgage market (2004 17%). We expect levels of principal repaid to reduce naturally in 2006 and 2007 on the back of lower levels of gross lending delivered in the past three years. This combined with a strong opening pipeline of new business will naturally result in a higher net lending market share without the need for us to change our stance on the balance between measured growth and shareholder returns.

We chose to hold our market share in a subdued personal loans market, growing balances by 1%. In credit cards, we continue to benefit from our extensive multi-brand product range and we remain successful in targeting growth in higher quality segments of the market, acquiring 1 million new accounts and growing balances by 20% in 2005.

Impaired secured loans as a percentage of closing advances increased to 2.21% (2004 1.45%) reflecting the continued seasoning of the book due to slowing asset growth, the mix of new business incorporating a market weighting of higher return specialised lending and a lower level of re-mortgages. The provisions coverage of secured impaired loans at 10% (2004 12%) reflects our unchanged formulaic methodology for impairment provisioning.

As expected we have begun to see a levelling off in the growth of mortgage arrears in the second half with a marked slowdown initially in mainstream arrears. We continue to target strong asset cover with the loan to value ratio ('LTV') of new lending during the year stable at 60% (2004 59%).

Unsecured impairments also reflect the continuing seasoning of the book and a modest deterioration due in large part to the market tightening of credit availability. Impaired unsecured loans as a percentage of closing advances increased to 11.5% (2004 10.8%). The coverage of impaired unsecured loans by impairment provisions increased to 73% (2004 70%).

Total operating expenses were held at the 2004 level. The gap between revenue and cost growth was therefore 10% resulting in a further significant fall in the cost:income ratio to 39.8% (2004 43.6%). The Retail business has delivered on its goal of a sub 40% cost:income ratio two years ahead of plan.

We remain very optimistic about the long term growth potential of our Retail business as evidenced by our announcement today that we will be opening up to 100 new branches over the next 5 years.

Corporate

Underlying profit before tax increased 21% to £1,420m, as we continued to benefit from previous periods' higher growth, measured new lending and a favourable credit experience.

At this stage in the cycle there is increasing competition, both in terms of price and lending criteria. Our strategy maintains a focus on preserving returns with active sell down of underwritten positions enhancing returns. Growth in advances has been held at 8%.

The fall in the net interest margin to 215 bps (2004 226 bps) points to the current highly competitive nature of the corporate market. The modest fall in the second half of the year however, has helped to sustain a 5% increase in net interest income.

The focus on fees and commissions from new and existing customers during a period of growth restraint has been rewarded with an increase in non-interest income of 44%. Realisations assisted this growth in the year and we expect this to be an ongoing feature of results as our pipeline of unrealised gains is little changed at the end of 2005 versus 2004. We therefore remain confident that the contribution from non-interest income enjoyed in the past few years remains sustainable going forward.

Overall net operating income grew by 19% and underlying operating expenses by 8% leading to a further reduction in the cost:income ratio to 28.7% (2004 30.8%).

Credit performance has again improved. Impaired loans as a percentage of closing advances fell to 1.41% (2004 1.85%). Impairment losses as a percentage of average advances likewise fell to 0.56% (2004 0.58%). The coverage of impaired loans by impairment provisions increased to 63% (2004 53%).

Our Corporate business continues to enjoy good long term growth prospects particularly in the area of integrated finance where we have developed a 'one stop shop' client relationship model, providing HBOS with a sustainable flow of high return business.

Insurance & Investment

Both our General Insurance and Investment businesses showed strong sales growth during the year. Underlying profit before tax however decreased by 1% to £489m.

Underlying profits for the General Insurance business increased by 13% to £254m, with solid growth in premium income, supported by high retention rates amongst existing customers and favourable claims experience, particularly on household business.

General Insurance sales overall were up 14% with repayment insurance sales up 18% driven by strong sales in third party business. Sales of Household insurance grew 5% with 87% of new policies now unrelated to Group mortgage sales. Motor insurance sales rose 16%, helped by investment in the esure, First Alternative and Sheilas' Wheels brands, although increased competition held back premium rate increases.

In December 2005, the OFT announced a study into Payment Protection Insurance ('PPI'). We continue to believe that PPI meets a real need for customers and as a responsible lender, our products meet the requirements of customers and lenders.

Underlying profit before tax in our Investment business fell by 13% to £235m. The fall in profits reflects the £100m of one-off benefits of efficiency improvements and favourable operating experience reported in 2004.

Investment sales rose 18% reinforcing our position as the No. 1 investment provider in the UK. Sales through the bancassurance channel increased 22% on the back of further productivity improvements from our advisory team which now totals over 1,000 advisors. Wealth Management sales increased 25% as confidence returned throughout 2005 in the wealth management market and St James's Place is well placed to benefit from the advice opportunity created by Pensions 'A' Day legislation.

New business profitability was stable at 26% of annual premium equivalent (2004 25%).

The strength of our multi-brand, multi-channel distribution, positions us well to continue gaining market share in investment products. Our low cost operating platforms are designed to convert our market share growth into sustainable strong shareholder returns.

International

Underlying profit before tax in International increased by 50% to £610m. The results benefited from the full year consolidation of Drive Financial Services ('Drive') and the inclusion of Heidelberger Leben from July 2005.

In Australia, we focused on the expansion of our East Coast presence. Underlying profit before tax increased 17% to £224m. Advances and deposits grew 35% and 50% respectively. The net interest margin was virtually unchanged at 239bps (2004 241bps). Credit quality remained good with impairment losses as a percentage of average advances at 0.19% (2004 0.14%). As a percentage of closing advances impaired loans reduced to 0.66% (2004 0.76%).

In Ireland, we announced our plans to develop our retail business alongside the purchase in 2005 of a branch network from the Irish Electricity Supply Board. We plan to open 46 branches at a rate of one new branch every 10 days. During a period of significant investment, underlying profit before tax nevertheless increased by 7% to £104m. Advances and deposits grew 36% and 13% respectively. Net interest margins fell to 177bps (2004 201bps) driven primarily by the retail expansion.

Impairment losses as a percentage of average advances were 0.20% (2004 0.15%) and as a percentage of closing advances, impaired loans fell to 1.98% (2004 2.07%).

In the Europe & North America division, underlying profit before tax increased 135% to £282m, including the positive impact of the consolidation of Drive from November 2004 and the inclusion of Heidelberger Leben from July 2005. On a 'like for like' basis, adjusting for these businesses, underlying profit before tax increased 83% on the back of strong income growth and improved credit performance.

Credit quality improved substantially in 2005. Impairment losses as a percentage of average advances improved to 1.26% (2004 1.81%) and impaired loans as a percentage of closing advances improved to 1.61% (2004 2.52%).

Investment sales in 2005 returned back to a more normal level experienced before the tax driven surge in new business in Germany in the final quarter of 2004 and fell by 42%.

For 2006, each of our International businesses is now operating from a strong platform which positions us well for controlled growth.

Treasury & Asset Management

In Treasury & Asset Management underlying profit before tax decreased 4% to £263m largely as a result of the £31m impact from IFRS derivative hedge accounting, £30m of which relates to timing differences of income recognition. Excluding this factor, the underlying profit before tax increased by 7%.

Planned investment in our new Treasury branch in Sydney and our Asset Management operational infrastructure saw a 17% increase in operating expenses. These investments resulted in the cost:income ratio moving to 48.5% (2004 43.5%).

Treasury's active support of the Group's capital and funding plans included four capital issuances for HBOS plc and one for Clerical Medical Finance plc. These included the first Sterling Tier 1 £750m preference share issue to be marketed to both institutional investors and retail intermediaries, further diversifying the Group's investor base.

Treasury assets remain exceptionally high quality with 99% rated A or above, and again no requirement for any impairment provisions.

Insight's funds under management increased to £88.7bn (2004 £77.7bn) helped by a strong investment performance in our fixed income and property asset classes. We further developed our leading position in the liability driven investment ('LDI') market consistently being shortlisted for LDI mandates.

Strategy

Our core focus remains on growth from the UK. There is considerable scope for UK organic growth to continue to create value for our shareholders.

In our core retail, general insurance and investment markets, we have exacting benchmark market share targets. Our long term goal is to achieve 15-20% market shares in all our key retail financial service products. In Insurance & Investment we will continue to build on our distribution strengths to target gains in market share. We have strong capabilities and presence in our Corporate markets where we continue to follow a return led strategy, choosing an appropriate level of growth relative to the cycle.

In 2005, we laid the groundwork for the retail strategy in Ireland. In Australia our expansion into the East Coast continues. In our Europe & North America division we now have a strong multi-brand, multi-product business, which is already showing encouraging growth. We are now well positioned to grow our international businesses and deliver the value creation demanded of investments to date.

We will continue to prioritise asset growth in areas delivering strong and sustainable shareholder returns.

Our simple philosophy about capital discipline will continue. We will only ask shareholders for capital if we need it and we will return surplus capital when we do not need it. In 2005, we bought back for cancellation £994m of our shares. For 2006 we again expect to generate surplus capital and in December we announced that we intend to buyback initially up to £750m of our shares in 2006.

We have a good track record of tight cost control but have no doubt that more can be achieved. We therefore expect the cost:income ratio to continue to improve from today's 42.2% level despite the £130m investment we plan to make in our International and Treasury & Asset Management divisions in 2006. Our three core UK divisions (Retail, Corporate and Insurance & Investment) will target combined cost growth of no more than 3.5% in 2006.

Going forward, we will build on the core HBOS strengths of multi-brand and multi-channel distribution, diversified earnings streams, low cost operating platforms and our strong capital base.

Our continuing strategy of selective growth in the UK, targeted international expansion, disciplined capital management and rigorous cost control is the strong underpin to our expectation of further value creation for our shareholders.

Andy Hornby

Financial Highlights

	Year ended 31.12.2005 £m	Year ended 31.12.2004 Pro forma* £m
Divisional underlying profit before tax*		
Retail	**2,283**	2,123
Corporate	**1,420**	1,171
Insurance & Investment	**489**	495
International	**610**	408
Treasury & Asset Management	**263**	275
Group Items	**(223)**	(193)
Group underlying profit before tax	**4,842**	4,279
Profit attributable to ordinary shareholders	**3,194**	2,898
Balance Sheet		
Loans and advances to customers ('Advances')	**343,768**	314,262
Total assets	**540,873**	479,674
Customer deposits	**200,948**	188,587
Debt issued[1]	**178,215**	150,967
Shareholders' equity (excluding minority interests)	**18,265**	16,522
Capital Adequacy	**%**	%
Tier 1 capital ratio	**8.1**	7.9
Total capital ratio	**12.4**	12.3
Performance Ratios	**%**	%
Post tax return on mean equity[2]	**19.6**	19.6
Cost:income ratio[3]	**42.2**	44.7
Net interest margin	**1.80**	1.79
Per Ordinary Share		
Earnings (basic)[4]	**82.2p**	74.9p
Earnings (underlying)[4]	**86.4p**	78.0p
Dividends	**36.10p**	32.95p
Dividend growth	**10%**	7%
Dividend cover (basic)[5]	**2.3 times**	2.3 times
Dividend cover (underlying)[5]	**2.4 times**	2.3 times
Net asset value	**452p**	421p
Share Information		
Closing number of ordinary shares in issue (millions)	**3,837**	3,926
Average number of ordinary shares in issue for basic and underlying EPS (millions)	**3,888**	3,867
Volume of shares bought back for cancellation (£m)	**994**	
Average price per share of buyback	**£8.55**	

* Refer to Presentation Basis on page 13
Notes 1 – 5 refer to page 14

Presentation Basis

IFRS

The Group and Divisional financial information on pages 15 to 68 has been prepared on the basis explained on page 69 with the exception of the 2004 comparatives. These have been prepared on a pro forma basis, which includes the impact of IAS 32, IAS 39 and IFRS 4, which only became effective from 1 January 2005. The 2004 IFRS 'pro forma' income statement does not reflect the impact of derivative hedge accounting due to the necessary documentation not being in place given the late finalisation of the IFRS standard. The Group financial information also includes a full consolidated income statement and balance sheet on pages 17 to 18 which have been prepared on a pro forma basis.

Divisional Reorganisation

The divisional comparatives are restated to reflect the new divisional structure announced in June 2005.

Definition of Underlying

The definition of underlying has been changed to also exclude short term fluctuations ('STFs') in investment returns and changes to economic assumptions for Long Term Assurance Business accounted for on an embedded value basis. The results presented on the previous basis are shown in Note 6 on page 14.

References to underlying incorporate the following adjustments:

- Excluding Retail rationalisation costs, merger integration costs, mortgage endowment compensation, goodwill impairment, the effects of grossing up embedded value profits for policyholder tax paid on Long Term Assurance contracts and the impact of STFs; and
- Netting of operating lease depreciation, impairment on investment securities, changes in insurance and investment contract liabilities, change in unallocated surplus and net claims incurred on insurance contracts against income.

The following table summarises the movements between profit before tax and underlying profit before tax:

	Year ended 31.12.2005 £m	Year ended 31.12.2004 Pro forma £m
Profit before tax	**4,808**	4,112
Adjusted for:		
Retail rationalisation costs	**84**	
Merger integration costs		48
Mortgage endowment compensation	**260**	130
Goodwill impairment		6
Gross up for policyholder tax	**(200)**	
Short term fluctuations	**(110)**	(17)
Underlying profit before tax	**4,842**	4,279

Notes

(1) The figures for debt issued comprise debt securities in issue and other borrowed funds.

(2) Post tax return on mean equity is calculated by dividing underlying profit attributable to ordinary shareholders by the monthly average of ordinary shareholders' funds.

(3) The cost:income ratio is calculated on an underlying basis.

(4) Basic earnings per share is based on profit attributable to ordinary shareholders of £3,194m (2004 £2,898m) and weighted average number of ordinary shares in issue of 3,888m (2004 3,867m). Underlying earnings per share is based on underlying profit attributable to ordinary shareholders of £3,358m (2004 £3,017m).

	Year ended 31.12.2005 £m	Year ended 31.12.2004 Pro forma £m
Profit attributable to shareholders	**3,230**	2,898
Preference dividends	**(36)**	
Profit attributable to ordinary shareholders	**3,194**	2,898
Retail rationalisation costs	**59**	
Merger integration costs		34
Mortgage endowment compensation	**182**	91
Goodwill impairment		6
Short term fluctuations	**(77)**	(12)
Underlying profit attributable to ordinary shareholders	**3,358**	3,017

(5) Basic dividend cover is calculated as profit attributable to ordinary shareholders of £3,194m (2004 £2,898m) divided by dividends of £1,393m (2004 £1,286m), as detailed in the table below. Underlying dividend cover is based on underlying profit attributable to ordinary shareholders of £3,358m (2004 £3,017m).

	2005 £m	2004 £m
Interim dividend	**459**	418
Final dividend (2005 estimated)	**934**	868
	1,393	1,286

The dividends in the table differ from those charged to reserves during the year as, under IFRS, ordinary dividends are only charged to reserves when the company has a contractual obligation to pay.

(6) Using our previous definition, underlying profit before tax for the 12 months to December 2005 including STFs of £110m (2004 £17m) is £4,952m (2004 £4,296m) and underlying earnings per share based on underlying profit attributable to ordinary shareholders including STFs of £3,435m (2004 £3,029m) is 88.3p (2004 78.3p).

Key Divisional Statistics

	Year ended 31.12.2005	Year ended 31.12.2004 Pro forma
Retail		
Underlying profit before tax (£m)[1]	**2,283**	2,123
Gross mortgage lending (£bn)	**60.6**	66.8
Net mortgage lending (£bn)	**11.9**	17.6
Gross mortgage lending market share (estimated) (%)	**21**	23
Net mortgage lending market share (estimated) (%)	**14**	17
Stock of mortgages market share (estimated) (%)	**21**	22
Customer deposits (£bn)	**132.2**	128.2
Share of UK Household Sector Liquid Assets (estimated) (%)	**16**	16
Loans and advances to customers (£bn)	**219.0**	205.8
Risk weighted assets (£bn)	**109.2**	103.5
Impairment losses as a % of average advances (%)	**0.47**	0.34
Impairment provisions as a % of impaired loans (%)	**30**	35
Impairment provisions as a % of closing advances (%)	**0.88**	0.76
Impaired loans as a % of closing advances (%)	**2.97**	2.19
Net interest margin (%)	**1.84**	1.85
Cost:income ratio (%)[2]	**39.8**	43.6
Corporate		
Underlying profit before tax (£m)[1]	**1,420**	1,171
Loans and advances to customers (£bn)	**79.2**	73.2
Customer deposits (£bn)	**41.7**	39.0
Risk weighted assets (£bn)	**92.5**	85.8
Impairment losses as a % of average advances (%)	**0.56**	0.58
Impairment provisions as a % of impaired loans (%)	**63**	53
Impairment provisions as a % of closing advances (%)	**0.89**	0.97
Impaired loans as a % of closing advances (%)	**1.41**	1.85
Net interest margin (%)	**2.15**	2.26
Cost:income ratio (%)[2]	**28.7**	30.8
Insurance & Investment		
Underlying profit before tax (£m)[1]	**489**	495
General Insurance sales (gross written premiums £m)	**1,977**	1,732
General Insurance policies in-force (000s)	**12,387**	9,987
Investment sales (annual premium equivalent £m)[3]	**1,473**	1,244

	Year ended 31.12.2005	Year ended 31.12.2004 Pro forma
International		
Underlying profit before tax (£m)[1]	**610**	408
Loans and advances to customers (£bn)	**42.9**	32.4
Customer deposits (£bn)	**13.9**	10.0
Risk weighted assets (£bn)	**38.7**	29.5
Impairment losses as a % of average advances (%)	**0.48**	0.62
Impairment provisions as a % of impaired loans (%)	**56**	52
Impairment provisions as a % of closing advances (%)	**0.72**	0.83
Impaired loans as a % of closing advances (%)	**1.28**	1.60
Net interest margin (%)	**2.65**	2.41
Cost:income ratio (%)[2]	**40.0**	39.3
Investment sales (annual premium equivalent £m)[3]	**79**	137
Treasury & Asset Management		
Underlying profit before tax (£m)[1]	**263**	275
Risk weighted assets (£bn)	**13.7**	15.0
Net interest margin (bps)	**8**	9
Cost:income ratio (%)[2]	**48.5**	43.5
Total Group funds under management (£bn)	**101**	87

(1) Refer to Presentation Basis on page 13.

(2) The cost:income ratio is calculated on an underlying basis.

(3) Annual Premium Equivalent ('APE'), which is calculated as annual premiums plus 10% of single premiums, is the industry measure of investment sales. Previously, it was labelled as Effective Premium Income ('EPI').

Consolidated Income Statement

	Year ended 31.12.2005 £m	Year ended 31.12.2004 Pro forma £m
Net interest income	**6,829**	6,278
Fees and commission income	**2,212**	1,789
Fees and commission expense	**(1,178)**	(916)
Net earned premiums on insurance contracts	**4,654**	3,448
Net trading income	**218**	208
Change in value of in-force long term assurance business	**394**	112
Net investment income related to insurance and investment business	**9,342**	4,652
Other operating income	**1,146**	992
Net operating income	**23,617**	16,563
Change in investment contract liabilities	**(5,089)**	(1,753)
Net claims incurred on insurance contracts	**(2,019)**	(2,388)
Net change in insurance contract liabilities	**(4,220)**	(2,190)
Change in unallocated surplus	**(369)**	
Administrative expenses	**(4,611)**	(4,154)
Depreciation and amortisation:	**(936)**	(813)
Property and equipment	**(226)**	(223)
Operating lease assets	**(561)**	(428)
Intangible assets other than goodwill	**(149)**	(162)
Goodwill impairment		(6)
Operating expenses	**(17,244)**	(11,304)
Impairment losses on loans and advances	**(1,599)**	(1,255)
Impairment on investment securities	**(51)**	(22)
Operating profit	**4,723**	3,982
Share of profits of jointly controlled entities and associated undertakings	**39**	107
Non-operating income	**46**	23
Profit before taxation	**4,808**	4,112
Tax on profit	**(1,546)**	(1,203)
Profit after taxation	**3,262**	2,909
Attributable to:		
Parent company shareholders	**3,230**	2,898
Minority interests	**32**	11
	3,262	2,909

Note: The above includes Retail rationalisation costs, merger integration costs, mortgage endowment compensation, the effects of grossing up for policyholder tax and short term fluctuations.

Consolidated Balance Sheet

	As at 31.12.2005 £m	As at 31.12.2004 Pro forma £m
Assets		
Cash and balances at central banks	**1,678**	1,558
Items in course of collection	**753**	1,024
Financial assets held for trading	**41,766**	27,200
Derivative assets	**10,499**	8,820
Treasury bills and other eligible bills		3,705
Loans and advances to banks	**17,356**	17,490
Loans and advances to customers	**343,768**	314,262
Investment securities	**104,334**	87,582
Interests in jointly controlled entities	**285**	153
Interests in associated undertakings	**174**	159
Goodwill and other intangible assets	**2,448**	2,427
Property and equipment	**1,533**	1,536
Investment properties	**3,942**	3,571
Operating lease assets	**3,115**	3,030
Deferred costs	**645**	543
Value of in-force Long Term Assurance Business	**2,847**	2,172
Other assets	**4,697**	3,036
Prepayments and accrued income	**1,033**	1,406
Total Assets	**540,873**	479,674
Liabilities		
Deposits by banks	**32,041**	31,681
Customer accounts	**200,948**	188,587
Financial liabilities held for trading	**25,007**	16,528
Derivative liabilities	**8,576**	10,986
Notes in circulation	**830**	721
Insurance contract liabilities	**21,970**	17,257
Investment contract liabilities	**42,157**	35,124
Unallocated surplus	**974**	605
Net post retirement benefit liabilities	**1,841**	1,762
Current and deferred tax liabilities	**1,804**	1,591
Other liabilities	**5,012**	4,286
Accruals and deferred income	**2,764**	2,722
Other provisions	**278**	176
Debt securities in issue	**157,961**	132,710
Other borrowed funds	**20,254**	18,257
Total Liabilities	**522,417**	462,993
Shareholders' Equity		
Issued share capital	**1,884**	981
Share premium	**1,589**	1,441
Other reserves	**844**	766
Retained earnings	**13,948**	13,334
Shareholders' Equity (excluding Minority Interests)	**18,265**	16,522
Minority interests (equity)	**191**	159
Shareholders' Equity (including Minority Interests)	**18,456**	16,681
Total Liabilities and Shareholders' Equity	**540,873**	479,674

RETAIL

Our Retail strategy remains focused on creating shareholder value by delivering better customer value across a broad spectrum of products and distribution channels. By offering customers easy to understand, competitively priced, straightforward products and tightly controlling costs and risks, we are able to convert growth in sales into growth in profits for shareholders.

Underlying profits in Retail increased by 8% in 2005 to £2,283m (2004 £2,123m). Despite tougher conditions we achieved growth in all major markets, the strongest areas being lending, credit cards and bank accounts. Margins were stable (down just 1bp) and costs were flat, resulting in a significant fall in the cost:income ratio to 39.8% (2004 43.6%).

In 2005, having enjoyed substantial sales growth in previous years and with the prospect of a slower housing market, we put greater emphasis on customer retention, credit risk management and cross sales to existing customers. In lending, we opted for measured growth, preferring to protect returns than to chase market share at this stage of the economic cycle.

Credit experience continued to unfold largely as expected, primarily reflecting the seasoning of business from recent periods of stronger growth. Impaired loans rose to 2.97% of advances (2004 2.19%). Secured impairment growth showed signs of slowing whilst unsecured impairment growth ticked up in response to seasoning and a modest deterioration in credit conditions largely as a result of the tightening of credit availability.

Financial Performance

Income Statement	**Year ended 31.12.2005 £m**	Year ended 31.12.2004 Pro forma £m
Net interest income	**4,028**	3,719
Non-interest income	**1,315**	1,134
Mortgages & Savings	**421**	356
Banking	**431**	318
Business Banking	**24**	19
Personal Loans	**109**	107
Credit Cards	**321**	273
Other	**47**	70
Fees and commission income	**1,353**	1,143
Fees and commission expense	**(70)**	(62)
Other operating income	**32**	53
Net operating income	**5,343**	4,853
Operating expenses	**(2,124)**	(2,118)
Staff	**(1,023)**	(1,005)
Accommodation, repairs and maintenance	**(9)**	(11)
Technology	**(70)**	(75)
Marketing and communication	**(182)**	(194)
Depreciation:		
Tangible and intangible fixed assets	**(66)**	(63)
Other	**(112)**	(143)
Sub total	**(1,462)**	(1,491)
Recharges:		
Technology	**(262)**	(266)
Accommodation	**(263)**	(250)
Other shared services	**(137)**	(111)
Operating profit before provisions	**3,219**	2,735
Impairment losses on loans and advances	**(991)**	(668)
Operating profit	**2,228**	2,067
Share of profits of associates and jointly controlled entities	**9**	33
Non-operating income	**46**	23
Underlying profit before tax	**2,283**	2,123
Net interest margin	**1.84%**	1.85%
Impairment losses as a % of average advances	**0.47%**	0.34%
Cost:income ratio	**39.8%**	43.6%

Operating Income

Total net operating income grew by 10% to £5,343m (2004 £4,853m). Net interest income increased by 8% to £4,028m (2004 £3,719m) broadly in line with growth in advances and non-interest income was 16% higher at £1,315m (2004 £1,134m). Non-interest income includes commissions received from our Insurance & Investment division in respect of the distribution of repayment insurance business.

Fees and commission income grew by 18% to £1,353m (2004 £1,143m), reflecting good performance in our Mortgage, Banking and Credit Card businesses. Fees and commission expense grew by 13% to £70m (2004 £62m) and other operating income fell 40% to £32m (2004 £53m).

Margins and Spreads

The table below summarises the movements in net interest margins and spreads.

Net Interest Margins and Spreads		**Year ended 31.12.2005 £m**	Year ended 31.12.2004 Pro forma £m
Net Interest Income:			
Interest receivable		**13,421**	11,551
Interest payable		**(9,555)**	(7,977)
Capital earnings		**162**	145
		4,028	3,719
Average Balances:			
Interest earning assets	- securitised	**32,072**	22,221
	- other	**186,934**	178,720
Total interest earning assets		**219,006**	200,941
Interest bearing liabilities	- deposits	**132,043**	126,189
	- securitised	**32,072**	22,221
	- other	**54,891**	52,531
Total interest bearing liabilities		**219,006**	200,941
Average Rates:		**%**	%
Gross yield on interest earning assets		**6.13**	5.75
Cost of interest bearing liabilities		**(4.36)**	(3.97)
Net Interest Spread		**1.77**	1.78
Capital earnings		**0.07**	0.07
Net Interest Margin		**1.84**	1.85

Margin trends were robust resulting in only a 1bp decline on the previous year. The key movements were as follows:

Movement in margin	**Basis points**
Net interest margin for the year ended 31 December 2004	185
Mortgages and Savings	(5)
Banking	1
Personal lending	(4)
Credit cards	3
Wholesale funding	4
Capital earnings	
Net interest margin for the year ended 31 December 2005	**184**

In aggregate, product spreads were resilient throughout the year. Competitive pressures saw the Mortgages and Savings (combined) and Personal Lending spreads narrow by 5bps and 4bps respectively. These downward pressures were in part, however, offset by a 3bps increase in the Credit Cards spread, reflecting balance growth and increased interest receipts delivered from our 'One card' product, and a 1bp increase in the Banking spread. Our requirement for wholesale funding was predominantly satisfied by means of securitisation and the 4bps improvement in the year is driven by favourable wholesale funding rates relative to those of retail deposits.

Operating Expenses
Our commitment to robust cost management is reflected in a year on year operating expense growth of only 0.3%. The combination of good income growth and tight cost control enabled us to achieve a further reduction in the cost:income ratio to 39.8% (2004 43.6%).

The successful delivery of the merger integration programme has created a robust and sustainable approach to cost management which enables us to continue improving productivity as we grow. In the back office we have developed scale IT processing systems capable of supporting our multiple brands at low cost. At the front end we have developed fully automated sales systems to drive sustained improvements in productivity. This enables us to achieve significant reductions in operating costs whilst at the same time delivering strong business volumes.

In addition, with the benefit of the lessons learned from the merger integration process, in 2005 we implemented the next wave of cost saving initiatives that will enable us to drive further efficiency gains over the next two years. These initiatives have already delivered cost savings of approximately £60m in 2005 and we are therefore confident this will enable us to absorb future cost increases attributable to growth in balances and transaction volumes, and deliver low single digit annual cost growth. The one-off rationalisation costs required to support these cost saving initiatives (£84m in total) have been excluded from underlying profit before tax.

Impairment Provisions and Credit Quality
Overall the credit quality of the Retail balance sheet remains strong despite the current affordability stretch evident in the market. Whilst impaired loans increased to 2.97% (2004 2.19%) of advances, we continue to benefit from exceptionally strong asset cover, with 92.8% (2004 92.9%) of customer loans being secured on residential property.

Impairment losses as a percentage of average advances were 0.47% (2004 0.34%). Impairment losses increased to £991m (2004 £668m), comprising £852m (2004 £657m) for unsecured lending and £139m (2004 £11m) for secured lending. Closing provisions as a percentage of total closing advances increased to 0.88% (2004 0.76%). Total provisions coverage of impaired loans fell to 30% (2004 35%), although it increased marginally from the half year position of 29%.

Secured Impairments
Secured impaired loans represent 2.21% (2004 1.45%) of closing advances. As previously reported, this increase has been driven by the natural seasoning of our mortgage book as a result of our decision to slow lending growth and our current preference to source approximately 30% of new business from the higher return specialist lending market.

Growth in secured impaired loans slowed to 21% in the second half year of 2005 compared to 34% in the first half, the slowdown being more marked in mainstream lending as expected. The significant investment made in our collections and recovery capability during 2005 has also contributed to a reduction in the likelihood of repossession once in arrears.

The number of mainstream mortgage cases in arrears increased to 1.30% (2004 1.06%) whilst the number of specialist mortgages in arrears increased to 2.32% (2004 1.57%), well within the allowance made within our pricing basis of 2-3 times the experience of mainstream mortgages. In total, the value of cases in arrears increased to £4,203m (2004 £2,635m) representing 2.1% (2004 1.4%) of the value of the total portfolio.

Arrears	**Cases 000s**		**Total Mortgages %**		**Value of Debt £m***		**Total Mortgages %**	
	31.12.2005	31.12.2004	**31.12.2005**	31.12.2004	**31.12.2005**	31.12.2004	**31.12.2005**	31.12.2004
Mainstream	**33.0**	26.7	**1.30**	1.06	**2,593**	1,683	**1.7**	1.2
Specialist	**8.9**	5.8	**2.32**	1.57	**1,610**	952	**3.2**	2.1
Total	**41.9**	32.5	**1.43**	1.13	**4,203**	2,635	**2.1**	1.4

* Value of debt represents total book value of mortgages in arrears

The secured lending charge at just 0.07% (2004 0.01%) of average advances and the closing secured provisions as a percentage of closing advances of 0.21% (2004 0.17%) underline the overall quality of the mortgage portfolio. The average LTV of the impaired mortgage portfolio rose to 58% (2004 53%), reflecting our preferred mix between mainstream and specialist new business and only modest house price inflation (in previous years the more significant house price inflation had the effect of holding down reported year end LTVs). The equivalent figures for impaired mainstream and specialist mortgages were 52% (2004 48%) and 71% (2004 67%) respectively.

The provisions coverage of secured impaired loans at 10% (2004 12%) reflects our unchanged, formulaic methodology to impairment provisioning, with the individual element moving up primarily in line with current impairment levels and the collective element continuing to be based on relevant experience data. Provisions also reflect changes to the distribution of LTVs, the likelihood of repossession once in arrears and conservative repossession property values, based on an assumed 30% forced sale discount.

Unsecured Impairments

The level of unsecured (personal loans, credit cards and bank accounts) impaired loans continues to grow in line with expectations and market trends, the major part of this increase reflecting the seasoning effect on business written prior to 2004. Whilst in 2005 there was a modest deterioration in unsecured credit experience due to greater affordability pressures and the tightening of credit availability in the market, the corrective action taken in 2004 to tighten lending criteria across all unsecured lending continues to show an improvement in arrears on business written subsequently.

Unsecured impaired loans increased to £2,049m (2004 £1,761m), representing 11.51% of closing advances (2004 10.80%). Provisions as a percentage of closing advances increased to 8.43% (2004 7.79%). Closing provisions cover as a percentage of impaired loans increased to 73% (2004 70%).

Personal Loans

Impaired personal loans increased to 15.6% of closing advances (2004 13.6%), reflecting the combined impact of the book seasoning and modest lending growth as we tightened new business underwriting criteria. Provisions as a percentage of closing advances similarly increased to 10.9% (2004 9.2%).

Credit Cards

Impairments of credit cards increased to 10.8% of closing advances (2004 9.9%) and provisions as a percentage of closing advances increased to 8.4% (2004 7.7%).

There is only limited evidence of stress in our portfolio although we continue to proactively tighten credit availability in recognition of the environment. As a result, and in line with market trends, some of the forward-looking credit indicators we monitor have shown some deterioration in 2005:

	31.12.2005	30.06.2005	31.12.2004
Credit utilisation[1]	**17.5%**	16.7%	17.8%
Overdrawn limits[2]	**6.7%**	6.3%	5.9%
Arrears roll rates[3]	**57.0%**	53.5%	45.1%

[1] percentage of total available credit lines which are drawn down
[2] percentage of accounts in excess of credit limit
[3] percentage of credit card balances in arrears which have worsened in the period

Credit utilisation has remained level year on year, increasing from the mid-year 2005 as credit limit reduction strategies were put in place. The proportion of accounts with overdrawn limits and average arrears roll rates have similarly increased during the second half of 2005 in response to these strategies, although the number of accounts flowing into arrears fell by 5% in 2005 relative to 2004.

Bank Accounts

Impaired bank accounts decreased in line with expectations to 6.4% of closing advances (2004 7.4%) and provisions decreased to 4.6% (2004 4.8%). This improved performance reflects our continued focus on the acquisition of higher quality, full facility bank account customers.

Business Banking

Impaired business banking accounts increased to 8.1% of closing advances (2004 6.1%) reflecting a combination of slower asset growth and seasoning of the business acquired in recent years. Provisions similarly increased to 7.5% of closing advances (2004 4.6%).

Balance Sheet and Asset Quality Information	As at 31.12.2005	As at 31.12.2004 Pro forma
Loans & advances to customers	**£219.0bn**	£205.8bn
Classification of advances*:	**%**	%
Home mortgages	**92.0**	91.9
Other personal lending:		
Secured Personal Loans	**0.8**	1.0
Unsecured Personal Loans	**3.5**	3.7
Credit cards	**3.1**	2.8
Banking	**0.6**	0.6
Total	**100.0**	100.0
Impairment provisions on advances	**£m**	£m
Secured	**424**	316
Unsecured	**1,500**	1,240
Total	**1,924**	1,556
Impairment provisions as a % of closing advances	**%**	%
Secured	**0.21**	0.17
Unsecured	**8.43**	7.79
Total	**0.88**	0.76
Impairment provisions as a % of impaired loans	**%**	%
Secured	**10**	12
Unsecured	**73**	70
Total	**30**	35
Impaired loans	**£m**	£m
Secured	**4,452**	2,741
Unsecured	**2,049**	1,761
Total	**6,501**	4,502
Impaired loans as a % of closing advances	**%**	%
Secured	**2.21**	1.45
Unsecured	**11.51**	10.80
Total	**2.97**	2.19
Risk weighted assets	**£109.2bn**	£103.5bn
Customer deposits	**£132.2bn**	£128.2bn

* Before impairment provisions.

Operational Performance

Mortgages

Across our five mortgage brands we have consciously pursued more measured growth over the last two years, preferring to protect returns than to chase market share at this stage of the cycle. Not only has this been driven by concerns that a weakening external credit environment might flow through to the housing market in certain segments, but also more immediately by the recognition that, in a slowing market, returns would be under greater pressure.

Gross lending at £60.6bn (2004 £66.8bn) was therefore contained at an estimated 21% (2004 23%) market share, in line with our current share of mortgage stock. The mortgage book grew by £11.9bn to £201bn representing an estimated 14% net share (2004 17%). Our share of principal repaid, which continues to reflect previously much higher levels of gross share, fell to 25% (2004 26%) as planned improvements in mortgage retention began to take effect. In 2006, we expect these improvements, combined with a strong opening pipeline of new business, will naturally result in a higher net lending market share without the need for us to change our stance on the balance between measured growth and shareholder returns.

In a market where prospects for house price inflation remain uncertain, our pricing strategy continues to target lower loan to value lending. Our cautious risk appetite in this respect is reflected in the LTV of new lending which at 60% remained broadly unchanged (2004 59%). The LTV of our existing mortgage portfolio remains strong at 43% (2004 41%), despite lower house price inflation and consequently lower levels of equity growth.

Unsecured Personal Loans

The personal loan market declined by 6% in 2005. Reflecting this, and our continued focus on the acquisition of better quality business, we maintained our market share of new lending at an estimated 10%. Balances increased 1% on December 2004. In 2005, significant investment in our pricing and credit risk capabilities, applied through improved decision making processes, together with the continued focus on marketing to existing customers, is expected to result in further improvements to credit quality and lower acquisition costs going forward. In 2006 we will continue to focus our attention on the quality rather than quantity of new business.

Credit Cards

Our credit card business continues to benefit from an extensive multi-branded product range, coupled with the broadest distribution base of any UK Retail bank (ranging from branches to direct mail and our partnership and affinity arrangements). This has enabled us to grow business volumes whilst at the same time continuing to target better quality customers, in particular, through balance transfer business and the 'One card'.

For the fifth consecutive year, we acquired 1 million new accounts in 2005 (1.2 million including those acquired through our joint venture partners), resulting in an estimated market share of 14% of new credit card accounts. Balances increased by 20% to £7.3bn (2004 £6.1bn).

Retail Savings

Against a background of historically low interest rates and a highly competitive savings market, we continue to pursue innovation to encourage saving amongst our customers. The Children's Regular Saver launched in July 2005 was the first account to offer a double digit rate of interest for over 10 years, and proved to be a successful addition to our savings range. This, coupled with the ongoing popularity of our established Halifax product range, attracted first time savers (500,000 new accounts in 2005), and helped maintain a net positive inflow of savings to our retail business. Our tax free range of products alone contributed £2.2bn to this inflow (2004 £1.8bn). As a result, balances across all our brands grew in 2005 to £113bn (2004 £109bn) maintaining our estimated share of Household Sector Liquid Assets of 16% at the end of 2005 (2004 16%) and reinforcing our position as the UK's largest provider of savings products.

Bank Accounts
In line with our strategy to focus on the key full facility current account market, we opened 645,000 bank accounts in 2005 and 74% of these were full facility accounts which combine attractive interest rates and value added features. In an increasingly competitive environment, our estimated market share of the full facilities new and switcher market in 2005 was 13% and 14% respectively. We estimate that we now have 11% of the stock of full facilities bank accounts in the UK and are confident of further growth as we continue to take a higher share of new and switcher business.

Balance growth in the period was modest with credit balances increasing to £15.8bn (2004 £15.5bn) and debit balances increased to £1.3bn (2004 £1.0bn).

Bank account customers continue to migrate to lower cost distribution channels. Internet registered users were up 17% to 3.4 million, with the number of online transactions increasing by 61% in 2005.

Business Banking
2005 saw the completion of the rollout of Business Banking throughout our England & Wales branch network. Every branch now offers our market leading branch based Business Current Account and carries the Bank of Scotland Business Banking branding. Our 100 busiest branches now have specialist Business Banking Managers dedicated to SME customers and this contributed to us taking a greater share of the SME switcher market in England & Wales. In 2006, we will be broadening our distribution model by establishing a new intermediary centred team with a new stronger proposition aimed at lowering the cost of banking for larger SMEs.

Prospects

Our performance in 2005 demonstrates that our strategy of delivering value and simplicity to customers, combined with rigorous cost control, is able to drive shareholder value in more difficult market and economic conditions.

Despite the strong pick up in the UK mortgage market in the last quarter of 2005 as consumer confidence in house prices appeared to recover, we remain relatively cautious at this stage in the cycle.

Against this backdrop we will continue to adopt a measured appetite for risk and growth, managing the LTV profile of new mortgage lending. In our unsecured lending businesses we will continue to tighten underwriting criteria in pursuit of shareholder returns in preference to market share.

More generally across our Retail business, we remain confident that the momentum built by delivering strong balance growth across each major product line in recent years, allied to the current wave of cost management initiatives, will enable us to continue to strive for sector leading profit performance and thus shareholder value. In the longer term, we continue to see attractive growth prospects across all our Retail businesses, and believe that our uniquely strong sales and distribution model will allow us to achieve and maintain profitable market shares in the 15% - 20% range in all the markets in which we operate.

CORPORATE

Our Corporate business is first and foremost a relationship bank, which provides an extensive and growing range of innovative and tailored products and services in the UK. We challenge other banks in our markets on our terms and aim to satisfy customer needs better than our competitors. Our strategy of controlled lending growth has the potential to deliver sustainable profitable growth with a focus on sound credit quality, maintenance of our current level of return and cost efficiency.

Underlying profit before tax in Corporate increased by 21% in 2005 to £1,420m (2004 £1,171m). This performance was the result of measured growth in advances (up 8%), strong non-interest growth across our lending book, further improvement in the cost:income ratio and continued favourable credit experience. Throughout 2005 and consistent with our cautious view of the market, we maintained our stance of protecting returns in preference to chasing market share in the face of fierce competitive pressure on margins.

Financial Performance

Income Statement	**Year ended 31.12.2005 £m**	Year ended 31.12.2004 Pro forma £m
Net interest income	**1,695**	1,617
Non-interest income	**1,386**	964
Commitment fees	**45**	36
Guarantee fees	**28**	23
International fees	**33**	28
Transaction fees	**94**	73
Other	**129**	109
Fees and commission income	**329**	269
Fees and commission expense	**(36)**	(44)
Profit on sale of investment securities	**163**	91
Operating lease rental income	**682**	598
Other operating income	**248**	50
Net operating income	**3,081**	2,581
Operating expenses	**(1,253)**	(1,072)
Staff	**(410)**	(364)
Accommodation, repairs and maintenance	**(2)**	(3)
Technology	**(2)**	(21)
Marketing and communication	**(30)**	(27)
Depreciation:		
Tangible and intangible fixed assets	**(22)**	(21)
Other	**(92)**	(75)
Subtotal	**(558)**	(511)
Recharges:		
Technology	**(48)**	(47)
Accommodation	**(46)**	(41)
Other shared services	**(65)**	(62)
Underlying operating expenses	**(717)**	(661)
Operating lease depreciation	**(536)**	(411)
Impairment on investment securities	**(45)**	(25)
Operating profit before provisions	**1,783**	1,484
Impairment losses on loans and advances	**(428)**	(401)
Operating profit	**1,355**	1,083
Share of profits of associates and jointly controlled entities	**65**	88
Underlying profit before tax	**1,420**	1,171
Net interest margin	**2.15%**	2.26%
Impairment losses as a % of average advances	**0.56%**	0.58%
Cost:income ratio	**28.7%**	30.8%

Operating Income and Margins

Our distinctive strategy continues to deliver strong growth in net operating income. At this stage in the cycle, with increasing competition on price and lending criteria, our focus has been on controlled lending growth and preserving returns by participating actively in the market and selling down positions to protect returns on advances growth. We have also focused on maximising non-interest income as a means of relieving margin pressure and delivering strong revenue growth. Accordingly, net interest income increased by 5% to £1,695m (2004 £1,617m) while non-interest income showed strong growth of 44% to £1,386m (2004 £964m). Overall net operating income has increased by 19% to £3,081m (2004 £2,581m).

The margin for the year fell to 215bps (2004 226bps), a modest reduction relative to the 218bps reported for the first half of 2005 and evidence of the highly competitive nature of the corporate market at this point in time.

Movement in margin	Basis points
Net interest margin for the year ended 31 December 2004	226
Lending margins	(7)
Deposit margins	(2)
Capital earnings	(2)
Net interest margin for the year ended 31 December 2005	**215**

The strong growth in non-interest income was generated from our focus on producing sustainable fees and commission income across all of our businesses, up 22% to £329m (2004 £269m). Additionally, our investment strategy in our integrated businesses has created a diversified and high quality portfolio of assets with a wide spread of maturities from which we are now reaping the benefits. This portfolio continues to offer opportunities to harvest sustainable value from fees, dividends and equity gains. Profit on sale of investment securities increased by 79% to £163m (2004 £91m) and other operating income enjoyed substantial growth to £248m (2004 £50m). These income lines benefited from a small number of large receipts in 2005. However, despite these realisations, the pipeline of unrealised gains in the portfolio was little changed in the year and thus the spread and diversity of the portfolio is expected to underpin a sustainable flow of income going forward.

Operating Expenses

Cost efficiency is a crucial element of our strategy and many of our initiatives are designed to achieve this. We continue to challenge all areas of activity to improve customer service and drive down costs. We are currently in the midst of a major systems integration programme which commenced last year, and which will soon begin to deliver increased revenues as well as further cost savings. Our drive for efficiency without starving the business of investment has meant that we continue to grow income faster than expenses. Net operating income increased by 19%, with underlying operating expenses rising by 8% to £717m (2004 £661m). Operating lease depreciation increased as a result of an increase in business volumes and a review of residual values and useful lives in our vehicle businesses.

Our cost:income ratio has again improved to 28.7% (2004 30.8%), and we have delivered positive jaws of 9%.

Credit Quality and Provisions

Credit quality remained strong, with impairment losses as a percentage of average advances improving further to 0.56% (2004 0.58%). Impairment loss growth of 7% to £428m (2004 £401m) compares favourably to advances growth of 8%. Our balance sheet strengthened, with impaired loans as a percentage of closing advances improving to 1.41% (2004 1.85%). With risk-adjusted pricing and the preservation of returns guiding us in our lending decisions, our credit performance demonstrates our ability to manage the balance between market share and credit risk for value enhancing growth.

Associates and Jointly Controlled Entities

Associates and jointly controlled entities are a key area of our activity and at £65m (2004 £88m) their profits continue to make a significant contribution to our underlying profit before tax.

Balance Sheet and Asset Quality Information	**As at 31.12.2005**	As at 31.12.2004 Pro forma
Loans and advances to customers	**£79.2bn**	£73.2bn
Impairment provisions on advances	**£704m**	£711m
Impairment provisions as a % of closing advances	**0.89%**	0.97%
Classification of advances*:	**%**	%
Agriculture, forestry and fishing	**1**	1
Energy	**1**	1
Manufacturing industry	**7**	6
Construction and property:		
Property investment	**20**	22
Property development	**6**	6
Housing associations	**4**	4
House builders	**3**	3
Other property	**3**	3
Hotels, restaurants and wholesale and retail trade	**11**	9
Transport, storage and communication	**6**	6
Financial	**7**	9
Other services	**19**	19
Individuals	**2**	3
Overseas residents	**10**	8
	100	100
Impaired loans	**£1,114m**	£1,354m
Impaired loans as a % of closing advances	**1.41%**	1.85%
Impairment provisions as a % of impaired loans	**63%**	53%
Risk weighted assets	**£92.5bn**	£85.8bn
Customer deposits	**£41.7bn**	£39.0bn

* Before impairment provisions.

Operating Performance

We lead the corporate market in Scotland and our presence in the England and Wales market continues to grow. Our relationship banking teams, located throughout the UK, are responsible for acquiring, developing and enhancing relationships with new and existing clients. With the introduction of Bank of Scotland branding to our Halifax branches in England and Wales during 2005, customers can now access cash and counter services from over 900 locations throughout the UK. In addition, our award winning Corporate Internet Banking facilities have similarly helped us develop our service to customers.

A key point of competitive advantage is that we seek to 'look at things differently' and to shape and lead many corporate banking markets. Our integrated, joint venture, structured and acquisition finance businesses, often providing a 'one-stop' mix of mezzanine and equity in addition to traditional senior debt and working capital, continue to generate attractive volumes of business whilst at the same time optimising our return on capital. In the Public Private Partnership area, we continue to work closely with the public sector in the provision of social and economic infrastructure.

Lending Growth
In 2005, we delivered single digit growth in lending, with advances up 8% to £79.2bn (2004 £73.2bn). With a buoyant market, downward pressure on margins and further improvements in credit experience we continue to judge that we should exercise caution and our strategy is to focus on returns rather than volume. This means an ongoing focus on sell downs, a lower hold appetite and a steadfast resolve on maintaining lending criteria. We also continue to ensure that our lending book remains well spread.

Property
The property sector, in which we have a wealth of experience and a proven ability to identify good risk-adjusted returns, is the largest concentration within our lending book. The property portfolio consists of property investment (20%), property development (6%), housing associations (4%), house builders (3%) and other property (3%). Our property investment facilities are backed by rental streams from a wide range of covenants and our property development exposure is largely supported by pre-lets, pre-sales or additional security. Overall, given the strength of the relevant collateral, we continue to view property lending as being one of the very best asset classes available.

Other sectors
The service sectors (financial and others), which collectively represent 26% of our lending portfolio, performed strongly in 2005. Those sectors linked to the slowdown in consumer spending, such as retail, hotels, restaurants and manufacturing, which represent 18% of our portfolio, performed satisfactorily in 2005 and will remain under close scrutiny in 2006.

6% of our lending book supports individual transactions in the private equity market, an extremely competitive and active market in 2005 and one in which we have been particularly selective. We are comfortable with the quality of our broadly diversified book where we have prioritised underwriting disciplines and have actively managed down our hold positions through the syndication market. During 2005, we realigned our approach to this sector by forming separate businesses to provide a focused approach to the market. Structured Finance now covers the large deal end, Acquisition Finance covers the mid-market and Fund Investment manages our investments in Private Equity Funds and related products.

Our asset finance and motor businesses account for 16% of our portfolio. Asset finance covers the whole range of secured debt and leasing from high value aircraft, rail and marine financing to high volume office equipment financing. In the motor finance market, we continue to maintain our position as a leading player, in our own right and through our successful joint ventures, Renault Financial Services and Lex Vehicle Leasing. Although overall growth in the motor finance market remains subdued, in 2005 we again captured market share, in particular through emerging opportunities in the prestige car and light commercial vehicle sectors.

Deposit Growth
Customer deposits increased by 7% to £41.7bn (2004 £39.0bn). Growth was lower than in the previous year as we increased our focus on the quality of our deposits and the preservation of deposit margins.

Prospects

Our reputation for working closely with customers and introducers to provide tailored, innovative and added value solutions will continue to attract a good flow of profitable business opportunities.

In 2006, we intend to build upon our existing asset class management strategy. Our dedicated asset class team approach helps to develop a deep understanding of the dynamics of the market segments and creates competitive advantage. Bringing together the origination and asset management teams by asset class category will also help us to balance value protection with value creation. We believe this integration of understanding within markets will assist in the delivery of stronger returns from controlled growth and further improvements in our credit discipline.

At this stage of the cycle, however, we believe it is appropriate to be particularly selective in the business we write and we will not be tempted to lower our return or risk criteria in pursuit of market share. Our caution at this point in time should not, however, be confused with a lack of long term ambition in any market. An encouraging outlook for the UK economy and the strength of our relationships and business pipeline give us confidence in the outlook for 2006.

INSURANCE & INVESTMENT

The Insurance & Investment division's strategic objective is to be the No. 1 insurance and investment group in the UK, in the combined investment and personal lines general insurance markets. In pursuit of this objective, we continue to apply our successful multi-brand, multi-channel strategy, in particular leveraging off the power of the Group's distribution channels. Alongside this powerful distribution network, we have also achieved profitable terms through the intermediary channel for both insurance and investment products.

General Insurance sales grew strongly with Gross Written Premiums ('GWP') up 14% to £1,977m compared with 2004. Investment sales, as measured by the industry measure Annual Premium Equivalent ('APE'), grew by 18% to £1,473m. We have again increased our new business share of the UK investment market in 2005 (estimated to be 13%), reinforcing our No. 1 position for sales.

Underlying profits in Insurance & Investment fell by 1% to £489m with General Insurance profits up 13% to £254m and Investment profits falling by 13% to £235m. The fall in Investment profits reflects £100m of one-off benefits of efficiency improvements and favourable operating experience reported in 2004.

Financial Performance

Income Statement	**Year ended 31.12.2005 £m**	Year ended 31.12.2004 Pro forma £m
Net interest income	**(95)**	46
Non-interest income	**12,948**	7,426
Fees and commission income	**153**	261
Fees and commission expense	**(804)**	(752)
Net earned premiums on insurance contracts	**4,467**	3,275
Change in value of in-force long term assurance business	**337**	4
Investment and other operating income	**8,795**	4,638
Net operating income	**12,853**	7,472
Operating expenses	**(12,330)**	(6,952)
Staff	**(327)**	(372)
Accommodation, repairs and maintenance	**(18)**	(20)
Technology	**(34)**	(50)
Marketing and communication	**(34)**	(44)
Depreciation:		
Tangible and intangible fixed assets	**(47)**	(79)
Other	**(250)**	(148)
Sub total	**(710)**	(713)
Recharges:		
Technology	**(45)**	(38)
Accommodation	**(31)**	(30)
Other shared services	**(16)**	(19)
Underlying operating expenses	**(802)**	(800)
Change in investment contract liabilities	**(5,198)**	(1,697)
Net claims incurred on insurance contracts	**(1,892)**	(2,333)
Net change in insurance contract liabilities	**(4,069)**	(2,122)
Change in unallocated surplus*	**(369)**	
Impairment on investment securities		1
Operating profit	**523**	521
Share of losses of associates and jointly controlled entities	**(34)**	(26)
Underlying profit before tax	**489**	495

* The unallocated surplus is the surplus in the with-profit sub-fund of Clerical Medical for which the allocation between policyholders and shareholders had not been determined at the balance sheet date. Following the implementation of FRS 27 from 1 January 2005 this amount is now shown separately.

General Insurance Business

Financial Performance

In a highly competitive market underlying profits in the General Insurance Business increased by 13% to £254m, reflecting the overall growth in premium income driven by strong growth in third party repayment insurance business, good retention of existing customers and favourable household claims experience. Profits for the General Insurance Business are presented after the payment of commission to our Retail Division in respect of the distribution of repayment insurance business.

Underlying non-interest income increased by 38% to £396m (2004 £287m), mainly driven by the growing importance of third party repayment insurance business. Underlying operating expenses increased by 14% to £132m (2004 £116m).

The higher share of losses of associates and jointly controlled entities reflects the significant investment made during the year in the esure, First Alternative and Sheilas' Wheels motor insurance brands.

Income Statement	Year ended 31.12.2005 £m	Year ended 31.12.2004 Pro forma £m
Net interest income	**24**	81
Non-interest income	**795**	521
Fees and commission income	**30**	65
Fees and commission expense	**(588)**	(354)
Net earned premiums on insurance contracts	**1,226**	694
Change in value of in-force long term assurance business	**54**	8
Investment and other operating income	**73**	108
Net operating income	**819**	602
Operating expenses	**(531)**	(350)
Underlying operating expenses	**(132)**	(116)
Net claims incurred on insurance contracts	**(354)**	(234)
Net change in insurance contract liabilities	**(45)**	
Operating profit	**288**	252
Share of losses of associates and jointly controlled entities	**(34)**	(27)
Underlying profit before tax	**254**	225

Operational Performance

GWP increased by 14% to £1,977m in 2005, with strong growth in third party repayment insurance and motor insurance.

General Insurance Sales	Gross Written Premiums		Number of In-force Policies	
	Year ended 31.12.2005 £m	Year ended 31.12.2004 £m	Year ended 31.12.2005 000's	Year ended 31.12.2004 000's
Repayment - Group business	**564**	610	**2,231**	2,637
Repayment - Third party	**483**	276	**3,047**	893
Household	**507**	483	**2,884**	2,570
Motor	**327**	282	**991**	910
Other	**96**	81	**3,234**	2,977
Total	**1,977**	1,732	**12,387**	9,987

Repayment
Sales of repayment insurance increased by 18% to £1,047m GWP (2004 £886m), driven by the strong growth in business that we underwrite for third party relationships. This strong performance offsets a reduction in sales to HBOS customers, down by 8% to £564m (2004 £610m), reflecting the slowing of the personal loans and mortgage markets. Although sales of Group business fell, persistency on this business improved during the year.

In January 2005 we implemented the FSA's conduct of business rules for the sale of insurance policies. This was a positive move for the industry and for customers, ensuring greater consistency of approach across the industry. Whilst the sales process has been necessarily elongated, our experience is that this has not had a detrimental impact on customers' desire to purchase repayment insurance.

Underwriting performance in Repayment continues to reflect benign market conditions. Our claims management service received excellent results in industry wide surveys and we continue to exceed customer expectations in many areas of service delivery. This excellent customer service provides a competitive advantage in attracting and retaining repayment insurance business and drives profitability for shareholders.

Household
Sales of household insurance increased by 5% to £507m GWP (2004 £483m). Our portfolio increased to 2.9m policies (2004 2.6m policies) reflecting excellent retention in the face of an increasingly competitive market. Group distribution channels remain our core source of business, generating 60% of new policy sales. Internet sales were particularly strong, up 214% on 2004. Our strategy to broaden the household insurance customer base and reduce reliance on mortgage related sales continues, with over 87% of new policies unrelated to Group mortgage sales.

Underwriting performance in Household has been very good, underpinned by benign weather in the UK but also reflecting our continued investment in claims management as a source of competitive advantage. Our nationwide network of in-sourced loss adjusters has delivered an excellent claims service as weather events in Carlisle and Birmingham, and the Hemel Hempstead oil explosion demonstrated. Loss ratios in Household were 49% (2004 54%) and we continue to limit our exposure through appropriate reinsurance.

Motor
Sales of motor insurance, through both esure and First Alternative, have continued to grow, with total GWP up 16% to £327m (2004 £282m). Trading conditions proved increasingly difficult during the year, with competitor activity holding back premium rate increases. This, together with higher claims inflation, driven by the greater influence of legal and other external costs, has exerted some pressure on loss ratios and thus profit margins. However, we have taken a conscious decision to accept lower volume growth and focus on underwriting disciplines to maintain profitability. In addition, we continue to innovate through brand and product differentiation as a means of generating new sales. The introduction of esure's Mister Mouse advertising and the launch of the new Sheilas' Wheels brand, targeted at female drivers, are both outstanding successes.

It is now five years since the launch of esure, which now has over 2 million policies, and during this time it has achieved the accolade of being the fastest growing UK motor insurer.

Other Insurances
Sales of other personal lines insurance, such as legal protection and annual travel, continued to grow. These insurances are value added additions to our mainstream personal lines products.

Investment Business

Financial Performance

Underlying profits in the Investment Business (which now also exclude short term fluctuations) fell by 13% to £235m reflecting £100m of one-off benefits of efficiency improvements and favourable operating experience reported in 2004.

Short term fluctuations in 2005 were £96m positive (2004 £14m), as a result of rising stock markets and falling gilt yields. The income statement below excludes short term fluctuations.

Income Statement	**Year ended 31.12.2005 £m**	Year ended 31.12.2004 Pro forma £m
Net interest income	**(119)**	(35)
Non-interest income	**12,153**	6,905
Fees and commission income	**123**	196
Fees and commission expense	**(216)**	(398)
Net earned premiums on insurance contracts	**3,241**	2,581
Change in value of in-force long term assurance business	**283**	(4)
Investment and other operating income	**8,722**	4,530
Net operating income	**12,034**	6,870
Operating expenses	**(11,799)**	(6,602)
Underlying operating expenses	**(670)**	(684)
Change in investment contract liabilities	**(5,198)**	(1,697)
Net claims incurred on insurance contracts	**(1,538)**	(2,099)
Net change in insurance contract liabilities	**(4,024)**	(2,122)
Change in unallocated surplus	**(369)**	
Impairment on investment securities		1
Operating profit	**235**	269
Share of profits of associates and jointly controlled entities		1
Underlying profit before tax	**235**	270

Following the transition to IFRS, the income statement includes a number of income and expense items which relate solely to policyholder payments and benefits. When these items are netted off against each other, the income statement can be summarised in a simplified format as follows:

Simplified Income Statement	**Year ended 31.12.2005 £m**	Year ended 31.12.2004 Pro forma £m
Net interest income	**(119)**	(35)
Underlying non-interest income	**1,024**	988
Underlying net operating income	**905**	953
Underlying operating expenses	**(670)**	(684)
Share of profits of associates and jointly controlled entities		1
Underlying profit before tax	**235**	270

Under IFRS, insurance contracts (i.e. investment business which carries significant insurance risk as well as with-profit investment contracts) continue to be accounted for on an embedded value ('EV') basis, whereas investment contracts (i.e. investment business which does not carry significant insurance risk) are now accounted for under IAS 39. Under UK GAAP approximately 75% of new business and an even higher proportion of existing business was accounted for using embedded value, whereas under IFRS only approximately 30% of new and half of existing business is accounted for in this way.

The table below sets out the profit contribution from each type of contract and other items.

	Year ended 31.12.2005 £m	Year ended 31.12.2004 Pro forma £m
Contribution from insurance contracts	**422**	404
Contribution from investment contracts	**(22)**	(32)
Development expenditure	**(80)**	(74)
Efficiency improvements		46
Profit on disposal of Life Assurance Holdings Corporation ('LAHC')		13
Other income and costs	**(11)**	(13)
Group charge for capital	**(74)**	(74)
Underlying profit before tax	**235**	270

The main reason for lower Investment Business profits in 2005 is the £100m of non-recurring items reported in 2004. These include an incremental £41m of favourable operating experience in 2004 compared with 2005 (reported within contribution from insurance contracts and analysed in the table below), £46m of efficiency improvements and the £13m profit on disposal of LAHC reported in 2004. In 2005, the £80m development expenditure relates to new business initiatives (e.g. preparation for Pensions 'A' Day) which are expected to yield significant benefits in future years, whereas in 2004 our development spend was incurred largely in respect of efficiency improvements, some of the benefits of which were recognised as a one-off improvement in the embedded value in the same year. Movements in the contribution from insurance and investment contracts are analysed below.

Insurance Contracts (accounted for on an EV basis)

The profit contribution from insurance contracts is analysed below. The expected contribution from existing business (i.e. before experience adjustments) increased by 7% to £133m. Actual versus expected experience on existing business in 2005 was positive at £19m but lower than the unusually favourable operating experience of £60m in 2004. The contribution from new insurance contract business increased by 38% to £176m, driven by an increase in APE for this type of contract, in particular an increase in bond sales through the bancassurance channel.

	Year ended 31.12.2005 £m	Year ended 31.12.2004 Pro forma £m
Expected contribution from existing business	**133**	124
Actual vs expected experience on existing business	**19**	60
	152	184
Contribution from new business	**176**	128
Investment earnings on net assets using long term assumptions	**94**	92
Contribution from insurance contracts	**422**	404

Investment Contracts (accounted for on an IAS 39 basis)

The profit contribution from investment contracts is analysed below. Under IAS 39, profit recognition on investment contracts is deferred to later years and a loss is typically recorded in the year of sale. As a consequence of continued growth in investment contract sales in 2005, the initial new business strain on these sales is significant and exceeds the profits currently emerging from existing in-force investment contracts. As the in-force book increases in size relative to sales volumes, we would expect the profits on existing business to exceed the strain on new business.

	Year ended 31.12.2005 £m	Year ended 31.12.2004 Pro forma £m
Contribution from existing business	**198**	160
Contribution from new business	**(220)**	(192)
Contribution from investment contracts	**(22)**	(32)

Total liabilities for investment contracts accounted for on an IAS 39 basis (which provide an indication of the funds under management) amounted to £29.3bn at the end of 2005 (2004 £24.2bn).

New business profitability

Importantly, whilst IAS 39 changes the timing of profit recognition relative to embedded value accounting, it does not change the total profitability of the business written. New business profitability when measured on a consistent embedded value basis remains strong at 26% APE (2004 25% APE), the split by channel being analysed below:

	Year ended 31.12.2005 % APE	Year ended 31.12.2004 % APE
Bancassurance	**29**	28
Intermediary – UK	**12**	11
Wealth Management	**41**	42
Total	**26**	25

The above table has been restated to eliminate the effect of policyholder tax so as to be consistent with our reporting of underlying results.

Other Disclosures

The economic assumptions used to calculate embedded values in 2005 are the same as those in 2004. Details of the basis can be found on page 63 of the Financial Review. The section also includes an analysis of the embedded value, including sensitivities to the key assumptions, and disclosure of the profits for our life assurance businesses calculated using a basis consistent with listed life assurance groups.

As in previous reporting periods, the impact on reported profits resulting from the grossing up for policyholder tax under IFRS has been excluded from underlying profit before tax. The impact on reported profits is described on page 57 of the Financial Review. The grossing up for policyholder tax has no impact on post tax earnings.

Operational Performance

Our multi-brand, multi-channel low cost model continues to deliver strong results, with overall investment sales up 18% to £1,473m APE which reinforces our position as No. 1 in the UK for investment sales.

Investment Sales	**Year ended 31.12.05 Single £m**	**Year ended 31.12.05 Annual £m**	**Year ended 31.12.05 Total £m**	**Year ended 31.12.05 Total APE £m**	Year ended 31.12.04 Single £m	Year ended 31.12.04 Annual £m	Year ended 31.12.04 Total £m	Year ended 31.12.04 Total APE £m
Life:	**5,767**	**67**	**5,834**	**644**	4,593	60	4,653	519
With profits	**99**		**99**	**10**	167	1	168	17
Unit Linked	**5,668**	**12**	**5,680**	**579**	4,426	2	4,428	445
Protection		**55**	**55**	**55**		57	57	57
Pensions:	**1,900**	**230**	**2,130**	**420**	1,975	219	2,194	416
Individual	**1,607**	**160**	**1,767**	**321**	1,661	144	1,805	310
Group	**51**	**70**	**121**	**75**	68	75	143	82
Annuities	**242**		**242**	**24**	246		246	24
Mutual Funds	**1,665**	**243**	**1,908**	**409**	1,571	151	1,722	309
Total	**9,332**	**540**	**9,872**	**1,473**	8,139	430	8,569	1,244
Bancassurance	**5,130**	**325**	**5,455**	**838**	4,651	220	4,871	685
Intermediary	**2,591**	**155**	**2,746**	**414**	2,272	155	2,427	382
Wealth Management	**1,611**	**60**	**1,671**	**221**	1,216	55	1,271	177
Total	**9,332**	**540**	**9,872**	**1,473**	8,139	430	8,569	1,244
Insurance Contracts*	**3,096**	**81**	**3,177**	**390**	2,569	81	2,650	338
Investment Contracts	**6,236**	**459**	**6,695**	**1,083**	5,570	349	5,919	906
Total	**9,332**	**540**	**9,872**	**1,473**	8,139	430	8,569	1,244

* Accounted for on an embedded value basis.

Bancassurance

Sales via our Bancassurance channel increased by 22% to £838m APE (2004 £685m), building on the considerable growth of recent years and reinforcing our position as the No. 1 Bancassurer in the UK. During 2005 our branch based adviser sales force passed through the 1,000 advisers milestone (up 11% on 2004), clearly signalling our intention to continue growing in this market.

We believe that our Bancassurance channel is the most productive in the market with approximately £590,000 APE per active adviser in our branches and £700,000 APE per adviser by Bank of Scotland Investment Services ('BOSIS'), our high net worth sales force. Total Bancassurance sales in 2005 are expected to be twice the volume of our nearest competitor.

Customer value, product simplicity and transparency are core to our product proposition. As a consequence, we remain committed to ensuring that all of our Bancassurance products operate with no initial entry or exit charges and to offering full advice to customers.

Our sales of ISAs have been particularly strong, as have equity based Child Trust Funds, where we expect to be one of the leading providers. As the year has progressed the key success story is the move by customers into unit-linked bonds as customer confidence in equities continues to recover. Looking forward to 2006, BOSIS is strongly placed to benefit from the run up to Pensions 'A' Day with its focus on SMEs and high net worth consumers.

Intermediary
Overall Intermediary sales were up by 8% to £414m APE (2004 £382m). Impressive growth was seen in both Onshore Bonds (58%) and Offshore Bonds (79%). Our Offshore proposition has been particularly strong and this was recognised when our Global Investor product won 'Best International Life Product' at the 2005 International Investment London Offshore Forum and Awards. In the pensions market, Clerical Medical won 'Best Personal Pensions Provider' for the second year in a row at the 2005 Guardian/Observer Consumer Finance awards. Individual pensions performed strongly with particular success seen in the Executive and non Stakeholder markets. In contrast, group pension sales have not grown as anticipated, but we remain committed to this market and expect strong growth in 2006 on the back of important product enhancements.

Following depolarisation, we have been active in negotiating new distribution agreements with several key intermediary groups and, whilst the overall multi-tie market remains relatively subdued, we are well positioned to benefit from the growth when it happens. Our Pensions 'A' Day preparations are progressing well. The added value advice support we have given to intermediaries throughout 2005 has positioned us strongly to proactively engage with them regarding our Pensions 'A' Day proposition post April 2006.

Wealth Management
Sales at St. James's Place Capital ('SJPC') were up 25% at £221m (2004 £177m), with the fourth quarter sales up 39% on the previous year, demonstrating the continued confidence in the 'mass affluent' market. Sales of own-label manufactured investment and pensions business were strong, and the Partnership is particularly well placed to benefit from their advice to high net worth clients on the implications of Pensions 'A' Day. Fund performance was strong during the year and funds ended the year up 29% at £12.3bn (2004 £9.5bn). Partner numbers increased slightly to 1,148, with the recruitment of new Partners affected by the continuing market uncertainty in the early days of the depolarised market. We remain confident that IFAs will find the SJPC proposition particularly attractive when they actively commence to consider their options in the changing distribution landscape.

Prospects

Our multi-brand, multi-channel, low cost shared service model continues to deliver strong growth, which together with our simple, transparent products delivers competitive advantage. This will continue to be at the core of our strategy in 2006 as we continue to grow market share on profitable terms and to consolidate our position as the No. 1 investment business in the UK and pursue our objective of becoming the No. 1 insurance business.

In our General Insurance Business, the prospects for sales growth and capturing market share, using the power of the Group's distribution channels and the rapidly expanding third party business, remain good despite competitive trading conditions and prospects for slower lending growth. The OFT study into Payment Protection Insurance ('PPI') announced in December will examine the fair treatment of customers within the market as a whole. As a responsible lender, we believe in the value of the protection that PPI offers to customers and thus will continue to provide products which meet the requirements of customers and regulators.

In our Investment Business, our success in growing sales is expected to continue with profitability in line with our target levels. Our Bancassurance channel continues to outperform its rivals both in overall sales and productivity by a considerable margin and in 2006 we intend to continue to increase the number of advisers. SJPC continues to show clear leadership in the wealth management market, and our UK intermediary business continues to increase sales selectively in profitable sectors. Pensions 'A' Day and more generally the consumers growing awareness of the need to self-provide for their futures offers the prospect of stronger market growth going forward.

INTERNATIONAL

The newly enlarged International division now includes a third operating division of Europe & North America ('ENA') in addition to Australia and Ireland. The primary objective of all three divisions is to leverage the already proven UK operating model in selected markets, where opportunities exist for value added growth within our defined risk appetite.

Underlying profit before tax in International increased in 2005 by 50% to £610m (2004 £408m). This strong result was led by ENA, where full year consolidation of our investment in Drive Financial Services and the acquisition during the year of Heidelberger Leben added to strong underlying growth in our European and U.S. businesses. Adjusting for Drive and Heidelberger Leben, underlying profit before tax for the International division on a 'like for like' basis increased by 36% to £571m. In Australia, strong growth in income was a result of market share gains while in Ireland the business bank performed well delivering profit growth alongside investment in the recently launched Retail operations.

Overall, advances grew by 32% and customer deposits rose by 39%. Underlying operating income grew by 38% and underlying operating expenses, including investment spending, rose by 40%.

Financial Performance

Income Statement	**Year ended 31.12.2005 £m**	Year ended 31.12.2004 Pro forma £m
Net interest income	**1,018**	728
Non-interest income	**503**	428
Fees and commission income	**206**	109
Fees and commission expense	**(176)**	(83)
Net earned premiums on insurance contracts	**187**	163
Change in value of in-force long term assurance business	**59**	108
Operating lease rental income	**32**	20
Investment and other operating income	**195**	111
Net operating income	**1,521**	1,156
Operating expenses	**(723)**	(573)
Staff	**(283)**	(202)
Accommodation, repairs and maintenance	**(39)**	(27)
Technology	**(19)**	(7)
Marketing and communication	**(35)**	(28)
Depreciation:		
Tangible and intangible fixed assets	**(28)**	(21)
Other	**(124)**	(91)
Sub total	**(528)**	(376)
Recharges:		
Technology	**(1)**	(1)
Underlying operating expenses	**(529)**	(377)
Operating lease depreciation	**(25)**	(17)
Change in investment contract liabilities	**109**	(56)
Net claims incurred on insurance contracts	**(127)**	(55)
Net change in insurance contract liabilities	**(151)**	(68)
Impairment on investment securities	**(6)**	(1)
Operating profit before provisions	**792**	582
Impairment losses on loans and advances	**(180)**	(186)
Share of (losses)/profits of associates and jointly controlled entities	**(2)**	12
Underlying profit before tax	**610**	408
Net interest margin	**2.65%**	2.41%
Impairment losses as a % average advances	**0.48%**	0.62%
Cost:income ratio	**40.0%**	39.3%

Balance Sheet and Asset Quality Information	**As at 31.12.2005**	As at 31.12.2004 Pro forma
Loans and advances to customers	**£42.9bn**	£32.4bn
Impairment provisions on advances	**£310m**	£269m
Impairment provisions as a % of closing advances	**0.72%**	0.83%
Classification of advances*:	**%**	%
Agriculture, forestry and fishing	**1**	1
Energy	**2**	1
Manufacturing industry	**3**	4
Construction and property	**18**	15
Hotels, restaurants and wholesale and retail trade	**8**	10
Transport, storage and communication	**1**	1
Financial	**3**	4
Other services etc.	**6**	6
Individuals:		
Home mortgages	**38**	35
Other personal lending	**6**	7
Overseas residents	**14**	16
	100	100
Impaired loans	**£549m**	£519m
Impaired loans as a % of closing advances	**1.28%**	1.60%
Impairment provisions as a % of impaired loans	**56%**	52%
Risk weighted assets	**£38.7bn**	£29.5bn
Customer deposits	**£13.9bn**	£10.0bn

* Before impairment provisions.

The results of our overseas businesses are converted to Sterling monthly at the average exchange rate for the month and after taking account of the effects of hedging. The average exchange rates for the respective reporting periods were:

	Year ended 31.12.2005	Year ended 31.12.2004
£1 : Australian Dollar	**2.39**	2.49
£1 : Euro	**1.46**	1.47
£1 : US Dollar	**1.82**	1.83

The closing exchange rates used in the conversion of the overseas balance sheets were:

	As at 31.12.2005	As at 31.12.2004
£1 : Australian Dollar	**2.35**	2.48
£1 : Euro	**1.46**	1.42
£1 : US Dollar	**1.72**	1.93

Australia

In 2005 HBOS Australia pursued significant planned investment and growth. Key objectives for the year included customer acquisition through the combination of a service and product-led strategy emphasising a better deal for customers. Investment in people, infrastructure and systems included modernisation of the cards platform, a substantial IT systems upgrade, the expansion of our East Coast physical presence and a significantly increased sales force.

Our performance exceeded expectations due to underlying strength in all five business streams producing underlying profit before tax of £224m, up 17% on 2004. This was achieved as a result of strong income growth from market share gains despite financing considerable planned investment.

Financial Performance

Income Statement	**Year ended 31.12.2005 £m**	Year ended 31.12.2004 Pro forma £m
Net interest income	**413**	338
Non-interest income	**143**	89
Fees and commission income	**99**	80
Fees and commission expense	**(6)**	(12)
Net earned premiums on insurance contracts	**16**	
Operating lease rental income	**10**	7
Other operating income	**24**	14
Net operating income	**556**	427
Operating expenses	**(302)**	(219)
Staff	**(145)**	(106)
Accommodation, repairs and maintenance	**(18)**	(15)
Technology	**(12)**	(4)
Marketing and communication	**(22)**	(17)
Depreciation:		
Tangible and intangible fixed assets	**(16)**	(12)
Other	**(65)**	(59)
Underlying operating expenses	**(278)**	(213)
Operating lease depreciation	**(7)**	(5)
Change in investment contract liabilities	**(11)**	
Net claims incurred on insurance contracts	**(1)**	(1)
Net change in insurance contract liabilities	**(5)**	
Operating profit before provisions	**254**	208
Impairment losses on loans and advances	**(33)**	(19)
Share of profits of associates and jointly controlled entities	**3**	2
Underlying profit before tax	**224**	191
Net interest margin	**2.39%**	2.41%
Impairment losses as a % average advances	**0.19%**	0.14%
Cost:income ratio	**52.3%**	50.6%

Net Interest Income

Net interest income increased by 22% as a result of a 35% growth in advances. The interest margin of 2.39% for 2005 compares with 2.41% for 2004.

Movement in margin	**Basis points**
Net interest margin for the year ended 31 December 2004	241
Lending margins	(2)
Net interest margin for the year ended 31 December 2005	**239**

Non-interest Income
Non-interest income rose by 61% to £143m (2004 £89m). Fee income increased by 24% reflecting the level of growth in the business as well as significantly increased property finance fees within the Asset Finance division. Other operating income benefited from the £9m gain on the sale of the merchant acquiring business and increased insurance and investment income following the purchase of Royal Automobile Club of Victoria (RACV) Financial Services on 31 March 2005.

Operating Expenses
Underlying operating expenses increased 30% to £278m (2004 £213m). This reflects our previously announced investments in brand recognition, growth in customer facing staff, improvements to internal processes, IT infrastructure, new product delivery and regulatory compliance.

Lending and Deposit Growth
Advances grew by 35% to £19.7bn (2004 £14.6bn) during the year with continued growth in the residential and commercial books. Customer deposits grew by 50% to £9.0bn (2004 £6.0bn) as a result of the continued success of the retail deposits initiative implemented in late 2004 and the flow of commercial deposits through the Specialist Deposit Services unit also established late in 2004.

Credit Quality
Credit quality remains strong with impaired loans as a percentage of closing advances falling to 0.66% (2004 0.76%). Against a backdrop of a 35% increase in advances, impaired loans increased 17%. Provisions remained relatively steady at 62% (2004 64%) of impaired loans. Impairment losses as a percentage of average advances rose to 0.19% (2004 0.14%).

Balance Sheet and Asset Quality Information	**As at 31.12.2005**	As at 31.12.2004 Pro forma
Loans and advances to customers	**£19.7bn**	£14.6bn
Impairment provisions on advances	**£80m**	£71m
Impairment provisions as a % of closing advances	**0.41%**	0.49%
Classification of advances*:	**%**	%
Agriculture, forestry and fishing	**2**	3
Energy	**4**	3
Manufacturing industry	**3**	3
Construction and property	**23**	21
Hotels, restaurants and wholesale and retail trade	**8**	8
Transport, storage and communication	**2**	2
Financial	**3**	7
Other services etc.	**8**	8
Individuals:		
Home mortgages	**42**	37
Other personal lending	**5**	7
Overseas residents		1
	100	100
Impaired loans	**£130m**	£111m
Impaired loans as a % of closing advances	**0.66%**	0.76%
Impairment provisions as a % of impaired loans	**62%**	64%
Risk weighted assets	**£16.4bn**	£12.0bn
Customer deposits	**£9.0bn**	£6.0bn

* Before impairment provisions.

Operational Performance

The investment being made to expand the national coverage of our Australian operations is designed to support future profitable growth in each major business division. Our simultaneous focus on business-as-usual performance aside from this investment, resulted in strong growth in 2005 as well.

Retail Division

Our Retail division, operating under the BankWest brand, continued its push to build national market share with a customer value, product-led strategy. Lending was up 29% to £8.5bn and deposits up 40% to £4.5bn.

Strong increases in mortgage business through the broker channel were underpinned by the 'Gimme 5' initiative, a unique customer proposition guaranteeing quality service. Our East Coast physical presence grew with the opening of retail branches in Sydney and Melbourne, and a partnership with 7-Eleven that will establish more than 350 ATMs on the East Coast during 2006. The promotion of TeleNet and Zero MasterCard helped boost brand awareness and customer acquisition on the East Coast, as did the launch of BankWest Debit, the first MasterCard debit card in Australia. The strength of customer proposition that lies behind this rapid growth was evidenced by numerous awards from magazines including 'Money', 'Personal Investor' and 'Australian Broker'.

Business Division

Our Business division, operating under the BankWest brand, made excellent progress during the year, successfully recruiting more than 100 business banking managers and continuing to build market share. Lending was up 52% to £3.8bn and deposits up 62% to £4.5bn.

During 2005, our physical presence on the East Coast increased with the opening of nine new business centres. The response from local businesses has been strong and we plan to open at least 10 more centres in 2006. We also continued to grow our programme which provides specialist financial solutions and innovative products to specific industries such as hospitality, business and professional services, health and medical care and franchising. We also formed a strategic alliance with First Data to provide merchant services under the banner of BWA Merchant Services.

Corporate Division

Our Corporate division, operating under the BOS International brand, recorded significant growth in 2005 with lending up 60% to £4.0bn. We continue to hold a market leading position as an arranger of transactions across the Leveraged and Acquisition Finance, Property, Project and Infrastructure markets. BOS International is well placed to continue taking advantage of opportunities in the active mergers and acquisitions and resource sectors.

Asset Finance Division

Capital Finance, our Asset Finance division, performed strongly with advances up 13% to £3.5bn, with the Personal Finance, Business Finance and Property Finance units all showing good growth. Property Finance contributed strongly, despite a generally softer market, largely as a result of our strong partner relationships with reputable builders and developers. Personal Finance continued to target profitable and high profile motor dealers with wholesale and retail facilities.

Insurance & Investment Division

Our Insurance & Investment division, operating under the St Andrew's brand, completed the acquisition of RACV Financial Services on 31 March 2005. This will expand the reach of our wealth management and life insurance products across Australia. During the year the financial planning sales force was expanded in Sydney, Melbourne and Perth. In the first half of 2005 the new life insurance product 'Lite Life' was launched through both direct and branch distribution. In the second half of 2005, the new direct investment product 'Top 200' was launched.

Prospects

HBOS Australia continues to target growth and customer acquisition in 2006, building on the platform established over the past 18 months. The Australian market continues to offer excellent opportunities and each of our business divisions is developing a strong position from which to take advantage of those opportunities. We remain excited about our prospects in Australia.

Ireland

During a period of significant investment our operations in Ireland performed strongly. Our goal of developing a retail presence took a major step forward in 2005 with the purchase of a branch network from the Irish Electricity Supply Board ('ESB'). This deal delivered potential footfall equating to 7% of the adult population together with retail experienced colleagues. Our high street presence is now being rapidly progressed with the opening of the first seven branches in January and February 2006 from the planned 46. Meanwhile, the growth strategy for our existing businesses continues at pace, with the delivery of another successive year of double digit profit growth.

Underlying profit before tax increased by 7% to £104m. Profits from existing businesses (i.e. excluding the retail investment) increased by 20% to £116m. Strong growth was recorded across all areas with advances up 36% to £12.1bn and customer deposits up 13% to £4.4bn.

Financial Performance

Income Statement	Year ended 31.12.2005 £m	Year ended 31.12.2004 Pro forma £m
Net interest income	**203**	160
Non-interest income	**39**	28
Fees and commission income	**15**	16
Fees and commission expense	**(3)**	(2)
Operating lease rental income	**13**	13
Other operating income	**14**	1
Net operating income	**242**	188
Operating expenses	**(108)**	(80)
Staff	**(55)**	(42)
Accommodation, repairs and maintenance	**(11)**	(5)
Technology	**(3)**	(2)
Marketing and communication	**(6)**	(5)
Depreciation:		
Tangible and intangible fixed assets	**(5)**	(5)
Other	**(16)**	(9)
Underlying operating expenses	**(96)**	(68)
Operating lease depreciation	**(12)**	(12)
Impairment on investment securities	**(5)**	1
Operating profit before provisions	**129**	109
Impairment losses on loans and advances	**(21)**	(11)
Share of losses of associates and jointly controlled entities	**(4)**	(1)
Underlying profit before tax	**104**	97
Net interest margin	**1.77%**	2.01%
Impairment losses as a % of average advances	**0.20%**	0.15%
Cost:income ratio	**42.7%**	38.4%

Net Interest Income
Advances growth of 36% drove net interest income growth of 27% to £203m with the net interest margin declining to 1.77%.

Movement in margin	Basis points
Net interest margin for the year ended 31 December 2004	201
Product mix	(9)
Mortgages	(2)
Business Banking	(7)
Funding and other movements	(6)
Net interest margin for the year ended 31 December 2005	**177**

The principal factors behind the reduction in net interest margin were the change in product mix driven by our Retail expansion and the full year impact of the inclusion of the Irish mortgage portfolio, which transferred from the UK Retail division in July 2004. As expected, margins in our business banking market narrowed in the face of tougher competition.

Non-interest Income
Non-interest income increased 39% to £39m (2004 £28m). The increase arose in other operating income, which includes profit on the realisation of a number of investments within our Venture Capital portfolio, which was designed to reposition this product offering. This is part of our strategy to replicate the successful UK corporate banking model where venture capital will form part of a more diversified offering.

Operating Expenses
Operating expenses increased by 35% to £108m (2004 £80m) partly as a result of our significant investment in the Retail expansion. We also relocated our central Dublin activities during the year and invested in premises, staff and IT to continue growth in business banking.

Credit Quality
Credit quality remained strong with impaired loans as a percentage of closing advances below the previous period at 1.98% (2004 2.07%).

Balance Sheet and Asset Quality Information	As at 31.12.2005	As at 31.12.2004 Pro forma
Loans and advances to customers	**£12.1bn**	£8.9bn
Impairment provisions on advances	**£91m**	£72m
Impairment provisions as a % of closing advances	**0.75%**	0.81%
Classification of advances*:	**%**	%
Agriculture, forestry and fishing		1
Manufacturing industry	**5**	7
Construction and property	**25**	20
Hotels, restaurants and wholesale and retail trade	**15**	19
Transport, storage and communication	**2**	2
Financial	**2**	2
Other services etc.	**8**	10
Individuals:		
Home mortgages	**25**	24
Other personal lending	**7**	6
Overseas residents	**11**	9
	100	100
Impaired loans	**£240m**	£184m
Impaired loans as a % of closing advances	**1.98%**	2.07%
Impairment provisions as a % of impaired loans	**38%**	39%
Risk weighted assets	**£11.2bn**	£8.3bn
Customer deposits	**£4.4bn**	£3.9bn

* Before impairment provisions.

Operational Performance

Business Banking

Operating under the Bank of Scotland (Ireland) brand, this business had another excellent year with each of the three main sub divisions (Property, Business Banking and Regional Banking) contributing to growth in volumes and profits. The second half of the year was significantly stronger than the first half with advances and pipeline reaching new highs, the latter being over £2.3bn. Gross lending increased by 46% to £3.8bn (2004 £2.6bn) as advances increased by 36% to £8.7bn (2004 £6.4bn). Customer deposits also grew at a satisfactory rate of 13%. Our No. 2 position in Business Banking combined with continued strong demand and our significantly increased distribution as part of the Retail strategy leaves us well positioned to continue our growth in this market.

Retail

Our Intermediary Sales division had a good year with strong performances in Asset Finance and Homeloans. Homeloan advances were up 47% to £2.6bn in the year. During the year we launched a buy to let mortgage product aimed at the broker market and this has been very well received with excellent volumes and pipeline.

In November 2005 we successfully concluded a project that saw us become a full member of the clearing system in Ireland, the first major bank to become a new member of the clearing system for over 20 years. This development is very important to our Retail plans, giving us the ability to offer customers a full range of current account features.

During the year we completed the purchase of certain assets of the Irish Electricity Supply Board retail business. This transaction has been fully funded by Bank of Scotland (Ireland) from its own resources. The deal demonstrates our resolve to provide Irish consumers real choice in their banking. As part of that choice, customers will have the option of dealing with us through this new branch network, internet/telephone channels and our existing intermediary network. We opened the first refurbished branches and our Customer Service Centre in Dundalk in January 2006 when we also launched the first of our Retail products. Reaction to our 'hero' product priced deals in mortgages, credit cards, savings and personal loans has exceeded initial expectations. We have an intensive programme of product launches and branch openings planned throughout 2006. We plan to open a total of 46 branches at a rate of one new branch every 10 days.

Prospects

The underlying economic conditions in Ireland continue to be very positive with strong GDP growth projected for 2006 and 2007, unemployment low and consumer confidence increasing. Ireland continues to be one of Europe's most outstanding economies.

Consumer and media reaction to the opening of the first of the new Retail branches and the launch of the Retail products has been very positive, and despite the long term nature of the changes in the market we are seeking to instigate, we are confident that this will provide exciting, profitable growth opportunities for us going forward. Our ability to deploy our experience of tackling similarly entrenched and less customer friendly competitors in the UK will be put to good use in Ireland and will serve to demonstrate the exportability of the HBOS Retail model.

Meanwhile, our focus and confidence in our existing operations is certainly not diminished. Prospects for our core Business Banking businesses are excellent with market conditions favourable and pipeline strong. In our Intermediary Sales division we plan further product launches and remain confident in the home loans market in Ireland. We will continue to grow in our existing markets as well as expanding our presence in developing markets such as Integrated and Acquisition Finance where we will leverage off expertise in other areas of HBOS.

The significant step up in our operations in Ireland reflects our confidence in the Irish market place and the attractiveness of our proposition.

Europe & North America

The Europe & North America Division ('ENA'), was formed as part of the new divisional structure announced in June 2005. This new division comprises the three main businesses of Corporate, Retail and Investment. Our Corporate activities cover both Europe and North America, the latter including Drive Financial Services ('Drive') our motor finance business based in Texas, in which we have a 64.5% shareholding. Our Retail activities consist of our expanding branch network in Spain, trading under Banco Halifax Hispania, and our leading online and intermediary mortgage business in The Netherlands. Our Investment business, HBOS Europe Financial Services ('EFS'), includes Clerical Medical Europe based in Luxembourg and the recently acquired MLP Life now renamed Heidelberger Leben based in Heidelberg. This new division provides us with a stronger basis upon which to develop our operations in these important markets.

ENA delivered a strong set of trading results with underlying profit before tax up 135% to £282m (2004 £120m).

Financial Performance

Income Statement	Year ended 31.12.2005 £m	Year ended 31.12.2004 Pro forma £m
Net interest income	**402**	230
Non-interest income	**321**	311
Fees and commission income	**92**	13
Fees and commission expense	**(167)**	(69)
Net earned premiums on insurance contracts	**171**	163
Change in value of in-force long term assurance business	**59**	108
Operating lease rental income	**9**	
Investment and other operating income	**157**	96
Net operating income	**723**	541
Operating expenses	**(313)**	(274)
Staff	**(83)**	(54)
Accommodation, repairs and maintenance	**(10)**	(7)
Technology	**(4)**	(1)
Marketing and communication	**(7)**	(6)
Depreciation:		
Tangible and intangible fixed assets	**(7)**	(4)
Other	**(43)**	(23)
Sub total	**(154)**	(95)
Recharges:		
Technology	**(1)**	(1)
Underlying operating expenses	**(155)**	(96)
Operating lease depreciation	**(6)**	
Change in investment contract liabilities	**120**	(56)
Net claims incurred on insurance contracts	**(126)**	(54)
Net change in insurance contract liabilities	**(146)**	(68)
Impairment on investment securities	**(1)**	(2)
Operating profit before provisions	**409**	265
Impairment losses on loans and advances	**(126)**	(156)
Share of (losses)/profits of associates and jointly controlled entities	**(1)**	11
Underlying profit before tax	**282**	120
Net interest margin	**4.09%**	2.80%
Impairment losses as a % average advances	**1.26%**	1.81%
Cost:income ratio	**27.5%**	26.6%

Adjusting for the impact of acquisitions, ENA's 'like for like' underlying profit before tax grew by 83% in 2005. If Drive had been consolidated as a subsidiary for the full 12 months in 2004 a further £13m would have been added to that year's profit while the consolidation of Heidelberger Leben from July 2005 contributed an additional £39m to the 2005 results.

All areas of Corporate and Retail contributed to the increase in underlying 'like for like' profits. Corporate benefited from a continuing robust performance in the USA and strong income generation in Europe, coupled with a significant improvement in credit quality. Retail earnings were boosted by a strong performance from our mortgage business in The Netherlands and the continuing branch roll-out programme in Spain. As a result of major tax reforms in Germany at the end of 2004 there was a surge of new investment business in that year not replicated in 2005. This resulted in a reduction of underlying profit before tax for EFS when the results of Heidelberger Leben are excluded.

Following the transition to IFRS, *the income statement includes a number of income and* expense items which relate solely to policyholder payments and benefits in the EFS business. The income statement, incorporating the netting of these items, can be summarised in a simplified format as follows:

Simplified Income Statement	**Year ended 31.12.2005 £m**	Year ended 31.12.2004 Pro forma £m
Net interest income	**402**	230
Underlying non-interest income	**162**	131
Underlying net operating income	**564**	361
Underlying operating expenses	**(155)**	(96)
Impairment losses on loans and advances	**(126)**	(156)
Share of (losses)/profits of associates and jointly controlled entities	**(1)**	11
Underlying profit before tax	**282**	120

Net Interest Income
Net interest income rose by 75% to £402m benefiting from the consolidation of the full year's results of Drive as opposed to only two months in 2004. Advances increased by 25% to £11.1bn with strong growth experienced in our online mortgage book in The Netherlands and, in the USA, both in our mainstream Corporate business and in Drive.

Our overall net interest margin increased to 409bps within which a key component was the full year benefit of the high margin Drive business. Excluding Drive, the 22bps reduction in our core business reflects planned changes in the product mix leading to a more balanced Corporate loan portfolio while in Retail intensive competition in the mortgage sector, particularly in The Netherlands, saw mortgage margins tighten.

Movement in margin	**Basis points**
Net interest margin for the year ended 31 December 2004	280
Lending margin Corporate	6
Lending margin Retail	(6)
Change in product mix	(22)
Drive	151
Net interest margin for the year ended 31 December 2005	**409**

Non-interest Income
Underlying non-interest income increased by 24% to £162m (2004 £131m).

The increase in Corporate and Retail reflects the growth in business and a continuing focus on fee generation. In EFS, the increase is accounted for by the acquisition of Heidelberger Leben.

Operating Expenses
Underlying operating expenses increased by 61% to £155m (2004 £96m), a significant part of which is due to the full year consolidation of Drive and the acquisition of Heidelberger Leben. Excluding these, underlying operating expenses grew by 18% to £105m (2004 £89m). This is driven by a substantial investment in people and processes to support an expanding business across a diverse regulatory framework and continued expansion of the Retail branch network in Spain. As a result of this investment, our cost:income ratio has increased to 27.5% (2004 26.6%).

Lending Growth
Our loan portfolio now totals £11.1bn reflecting an increase of 25% in the year. The portfolio is well spread by geography and sector and is split 55% Corporate and 45% Retail with the latter almost wholly in the form of residential mortgages.

	As at 31.12.2005 £bn	As at 31.12.2004 £bn	**As at 31.12.2005 %**	As at 31.12.2004 %
Corporate				
North America	**3.1**	2.1	**28**	24
Europe	**3.0**	2.9	**27**	32
Retail	**5.0**	3.9	**45**	44
	11.1	8.9	**100**	100

The largest overall concentration in our lending book continues to be in property with residential mortgages accounting for 45% and commercial property 14%.

Credit Quality
Overall credit quality improved substantially in 2005 with the level of impaired loans as a percentage of closing advances reducing to 1.61% in 2005 (2004 2.52%) and impairment losses as a percentage of average advances decreasing to 1.26% (2004 1.81%).

In Corporate, excluding Drive, impaired loans as a percentage of closing advances improved from 3.58% in 2004 to 2.01% in 2005 and impairment losses as a percentage of average advances improved to 0.54% (2004 2.71%), reflecting a proactive approach to credit risk management and a favourable market environment. The impairment losses in 2004 include the impact of a single loan default of £37m in Europe.

In Retail our credit quality has remained stable. Impaired loans as a percentage of closing advances improved to 0.40% in 2005 (2004 0.44%), whilst impairment losses as a percentage of average advances were unchanged at 0.14%.

Balance Sheet and Asset Quality Information	As at 31.12.2005	As at 31.12.2004 Pro forma
Loans and advances to customers	**£11.1bn**	£8.9bn
Impairment provisions on advances	**£139m**	£126m
Impairment provisions as a % of closing advances	**1.25%**	1.42%
Classification of advances*:	**%**	%
Hotels, restaurants and wholesale and retail trade	**2**	3
Financial	**2**	1
Individuals:		
Home mortgages	**45**	42
Other personal lending	**8**	7
Overseas residents:		
Energy	**4**	5
Manufacturing industry	**5**	8
Construction and property	**14**	9
Hotels, restaurants and wholesale and retail trade	**2**	3
Transport, storage and communication	**1**	2
Financial	**2**	3
Other services	**15**	17
	100	100
Impaired loans	**£179m**	£224m
Impaired loans as a % of closing advances	**1.61%**	2.52%
Impairment provisions as a % of impaired loans	**78%**	56%
Risk weighted assets	**£11.1bn**	£9.2bn
Customer deposits	**£0.5bn**	£0.1bn

* *Before impairment provisions.*

Operational Performance

Corporate

Our Corporate Europe operations consist of a network of offices in Paris, Frankfurt, Madrid, Amsterdam and Antwerp that target carefully identified opportunities in sectors of expertise such as corporate finance, acquisition finance, commercial real estate, project finance and infrastructure finance. In 2005, our growing reputation in these sectors enabled us to maintain margins whilst substantially improving the credit quality of the loan book. Through our niche market focus, we increased advances by 3% to £3.0bn (2004 £2.9bn). This level of growth reflects high activity levels offset by greater than planned churn in the portfolio, a strong focus on asset quality and more effective capital and asset management.

Our North American business incorporates a US banking branch, supported by a network of seven loan production offices, and BoS (USA) Inc. a wholly owned non-bank financial subsidiary. The branch has developed a balanced portfolio of corporate assets, with a particular focus on sectors where it has real knowledge of the operating environment, such as oil and gas. Additionally, the branch works closely with a number of regional banks, partnering with them as they execute their growth plans.

Drive, which holds a leading position as a national scale provider of sub-prime motor finance, is characterised by high margins, but correspondingly higher expected impairment losses. Drive is currently active in 34 states and enjoyed strong growth in earnings (up 73%) and advances (up 41%) in 2005.

Retail

Our branch network in Spain focuses primarily on UK residents seeking to acquire property in the expanding Spanish residential property sector, while at the same time building a niche position in the Spanish domestic retail market. Headquartered in Madrid, Banco Halifax Hispania provides a full banking service from a network of branches strategically located along the coast of Spain. With the opening of four new branches in 2005, our branch network has increased to 14 with a further six offices planned in 2006. Returns from this business remained steady in 2005 throughout the ongoing branch expansion programme. Our leading online and intermediary mortgage business, trading under the BOS Netherlands brand, continues to compete successfully in the Dutch residential mortgage market. Through our value for money product-led strategy with a focus on service quality, we have created a strong niche within a broad customer base.

European Financial Services

EFS, our Investment business, comprises Clerical Medical Europe ('CME'), a leading cross border life and pensions provider based in Luxembourg with its processing centre in Maastricht, and Heidelberger Leben included from July 2005. CME targets the German investment market through independent brokers and in addition operates in Austria and Italy. Heidelberger Leben provides mainly unit-linked life assurance deferred annuity pension products to the sales network of MLP AG under a long term distribution arrangement agreed at the time of the acquisition. The unique combination of a cross border provider operating with a dynamic, unit-linked local German insurance company will provide a strong multi-brand, multi-product competitor in the German investment market.

Relative to the very strong sales performance of 2004 which benefited from a surge of new business from major tax reforms in Germany, overall investment sales in 2005 at £79m APE, were 42% lower (2004 £137m). Within this, CME sales returned back to a more normal level of £45m APE (2004 £137m) and Heidelberger Leben added £34m during the six month period from 1 July 2005.

Investment Sales	**Year ended 31.12.05 Single £m**	**Year ended 31.12.05 Annual £m**	**Year ended 31.12.05 Total £m**	**Year ended 31.12.05 Total APE £m**	Year ended 31.12.04 Single £m	Year ended 31.12.04 Annual £m	Year ended 31.12.04 Total £m	Year ended 31.12.04 Total APE £m
Life:	**166**	**46**	**212**	**63**	221	115	336	137
With profits	**125**	**23**	**148**	**36**	216	114	330	135
Unit Linked	**41**	**15**	**56**	**19**	5	1	6	2
Protection		**8**	**8**	**8**				
Individual Pensions	**1**	**16**	**17**	**16**				
Total	**167**	**62**	**229**	**79**	221	115	336	137

All investment business in EFS is accounted for on an embedded value basis. The table below analyses the profit contribution of EFS.

	Year ended 31.12.2005 £m	Year ended 31.12.2004 £m
Expected contribution from existing business	**30**	12
Actual vs expected experience on existing business		8
	30	20
Contribution from new business	**32**	52
Investment earnings on net assets using long term assumptions	**3**	
Underlying profit before tax	**65**	72

New business profitability when measured on a consistent embedded value basis was 56% APE in 2005 (2004 43%, excluding Heidelberger Leben).

The economic assumptions used to calculate embedded value in 2005 are the same as those in 2004. Details of the basis can be found on page 63 of the Financial Review. This section also includes an analysis of the embedded value, including sensitivities to the key assumptions, and disclosure of the profits for our life assurance business calculated using a basis consistent with listed life assurance groups.

Prospects

In 2006 we will concentrate on expanding our range of products, distribution channels and brands across our Corporate, Retail and EFS businesses while targeting countries and sectors where attractive risk adjusted returns are achievable.

The creation of ENA provides us with a strong platform from which to pursue further organic growth opportunities in Europe and North America through selective expansion in niche specialist markets where skills and experience developed in the UK can be profitably deployed.

TREASURY & ASSET MANAGEMENT

Underlying profit before tax in Treasury & Asset Management decreased by 4% to £263m (2004 £275m). Excluding the £31m impact of the first time inclusion of IFRS derivative hedge accounting, £30m of which relates to the timing of recognition of income, underlying profit before tax on a 'like-for-like' basis increased by 7% to £294m. Asset quality remains high and no credit provisions were required in the period.

Financial Performance

Income Statement	**Year ended 31.12.2005 £m**	Year ended 31.12.2004 Pro forma £m
Net interest income	**183**	168
Non-interest income	**326**	316
Net trading income	**197**	208
Fees and commission income	**146**	122
Fees and commission expense	**(37)**	(40)
Other operating income	**20**	26
Net operating income	**509**	484
Operating expenses	**(247)**	(212)
Staff	**(134)**	(121)
Accommodation, repairs and maintenance	**(1)**	(4)
Technology	**(10)**	(8)
Marketing and communication	**(5)**	(6)
Depreciation:		
Tangible and intangible fixed assets	**(4)**	(2)
Other	**(74)**	(61)
Subtotal	**(228)**	(202)
Recharges:		
Technology	**(4)**	(3)
Accommodation	**(13)**	(6)
Other shared services	**(2)**	(1)
Impairment on investment securities		3
Share of profits of associates and jointly controlled entities	**1**	
Underlying profit before tax	**263**	275
Net interest margin (bps)*	**8**	9
Cost:income ratio	**48.5%**	43.5%
Funds under management	**£88.7bn**	£77.7bn
Risk weighted assets	**£13.7bn**	£15.0bn

* Net interest margin has been calculated as net interest income divided by average interest earning assets excluding securities classified as trading assets but including lending to other members of the group.

IFRS Derivative Hedge Accounting
Applying the new IFRS rules on derivatives income recognition contained in IAS 39 reduced non-interest income by £31m in 2005, there being two significant changes compared to UK GAAP. Firstly, under IFRS, we now account for certain derivative transactions on an accruals basis rather than a net present value basis. This results in income being recognised over a longer period compared to UK GAAP, and in 2005 this reduced non-interest income by £30m. Secondly, for derivative transactions that hedge underlying banking exposures, we are required to reflect any 'hedge ineffectiveness' immediately through the profit and loss account, creating short term volatility in income recognition that can be positive or negative. This resulted in a reduction of just £1m for the full year.

Our 2004 IFRS pro forma income statement does not reflect the impact of derivative hedge accounting due to the necessary documentation not being in place given the late finalisation of the IFRS standard.

Net Interest Income
Net interest income increased 9% to £183m (2004 £168m). We continue to grow our Structured Investments and Credit Liquidity Portfolios, which invest in high credit quality liquid securities. This has contributed to the increase in net interest income, although this has been offset by a reduction in income from funding and liquidity activities, where the continuing lengthening of the maturity profile of wholesale funding liabilities, in line with the Group's funding plans, has, as previously, depressed the net interest margin.

Non-interest Income
Non-interest income increased by 3% to £326m (2004 £316m), but excluding the £31m impact of the first time inclusion of IFRS derivative hedge accounting, on a 'like-for-like' basis, non-interest income increased by 13% to £357m.

In our Treasury operations, our sales business has had a solid year with sales income up 6% year on year. The trading business performed strongly across credit trading, FX and interest rate derivatives, with revenues up 18%.

In our Asset Management operations, the increase in non-interest income during 2005 is a reflection of the growth in funds under management during the period, success in growing the property management division and additional fees received from Group companies.

Operating Expenses
Operating expenses for the year were £247m, up 17% (2004 £212m), reflecting the planned investment in the Treasury business and its infrastructure, in particular our new Treasury branch in Sydney, and our continued investment in operational infrastructure in the Asset Management business where we enhanced our derivatives platform and risk management capabilities.

Our Asset Management operations continue to enjoy one of the lowest cost bases in their industry as measured by an independent benchmarking survey.

Asset Quality
Within our Treasury operations, we maintain a cautious policy to avoid sub-investment grade investments, with 99% of our interbank and structured investment portfolios rated A or above. During the period no credit provisions were required.

Operational Performance
Our Treasury operations in London, New York and Sydney provide and manage prudential and regulatory liquidity and wholesale multi-currency funding for the HBOS Group. Treasury is also responsible for arranging the Group's debt capital issuance and asset securitisation programmes, and offering a range of treasury services to Group customers.

Our Asset Management operations in London manage the funds of Group and external clients on both a retail and institutional basis.

Funding
Treasury has again been active in supporting the Group's capital and funding plans during the year, including four capital issuances for HBOS plc and one for Clerical Medical Finance plc. One of these was HBOS plc's groundbreaking £750m 6.0884% preference share perpetual with an issuer's call option in 2015. This was the first benchmark Sterling Tier 1 issue to be marketed both to institutional investors and retail intermediaries, further diversifying HBOS's investor base.

HBOS covered bond programmes raised £3bn of funding during the year. £2.5bn of that issuance came from the residential mortgage programme, of which approximately half was privately placed. These programmes continue to provide access to diversified longer term funding at a competitive cost.

The Group continues to use its established securitisation programmes to provide funding. £10.9bn was raised backed by residential mortgages originated in the UK by either of Halifax or Bank of Scotland through the Permanent and Mound programmes. Furthermore, £1bn was raised in May 2005 backed by residential mortgages originated by Bank of Scotland in the Netherlands and another £1bn was raised in December 2005 backed by UK commercial mortgage loans originated by Bank of Scotland.

BankWest Treasury
Responsibility for the treasury operations of BankWest was transferred to Treasury Division early in 2005. Later in 2005, the BOS International (Australia) Limited treasury operations were successfully merged with the BankWest operations into a new single branch of HBOS Treasury Services based in Sydney.

Asset Management
Insight continues to deliver strong investment performance in its key asset class of fixed income (which makes up approximately 58% of Insight's funds under management). Over 90% of institutional fixed income mandates by value beat their benchmarks over one and three year periods. This track record enabled us to win several large mandates during the year, including appointments by the Pension Protection Fund, the Charities Aid Foundation and the London Pensions Fund Authority. Our equity performance continues to improve with 59% of institutional mandates beating their benchmarks over a one year period.

The benefits of investment in liability driven investment ('LDI') capabilities are starting to show through, with Insight being shortlisted for LDI mandates by a majority of the leading investment consultants. Growth in our property funds has also continued during the year, with our success in the UK now being extended to new funds in Continental Europe. The property team undertook transactions to the value of over £1.7bn in 2005, making them one of the most active investors in the UK property market.

Insight's funds under management increased to £88.7bn (2004 £77.7bn). Total Group funds under management (including SJPC) increased to £101bn (2004 £87bn).

Prospects

Access to Group customers, product innovation and our strong standing in the market underpins our confidence in the profitable growth prospects for Treasury & Asset Management. Our cautious approach to Treasury products and services will be unaltered and in Asset Management, we will continue to pursue the opportunities available to us through our leading positions in fixed income, LDI and property.

The core goal of Treasury & Asset Management will continue to be the delivery of top quality service and performance to the Group and its clients, and in 2006 we will continue to invest in the capabilities to do so.

FINANCIAL REVIEW

Group underlying profit before tax increased by £563m to £4,842m (2004 £4,279m) as shown in the table below:

	Year ended 31.12.2005 £m	Year ended 31.12.2004 Pro forma £m
Profit before tax	**4,808**	4,112
Adjusted for:		
Retail rationalisation costs	**84**	
Merger integration costs		48
Mortgage endowment compensation	**260**	130
Goodwill impairment		6
Gross up for policyholder tax	**(200)**	
Short term fluctuations	**(110)**	(17)
Underlying profit before tax	**4,842**	4,279

Divisional financial performance can be summarised as follows:

Year ended 31 December 2005	**Retail** £m	**Corporate** £m	**Insurance & Investment** £m	**International** £m	**Treasury & Asset Mgmt** £m	**Group Items** £m	**Year ended 31.12.05** £m	Year ended 31.12.04 Pro forma £m
Net interest income	4,028	1,695	(95)	1,018	183		6,829	6,278
Non-interest income(1)	1,315	1,386	12,948	503	326		16,478	10,268
Net operating income	5,343	3,081	12,853	1,521	509		23,307	16,546
Operating expenses(2)	(2,124)	(1,253)	(12,330)	(723)	(247)	(223)	(16,900)	(11,120)
Impairment on investment securities		(45)		(6)			(51)	(22)
Operating profit before provisions	3,219	1,783	523	792	262	(223)	6,356	5,404
Impairment losses on loans and advances	(991)	(428)		(180)			(1,599)	(1,255)
Share of profits/(losses) of associates and jointly controlled entities	9	65	(34)	(2)	1		39	107
Non-operating income	46						46	23
Underlying profit before tax	**2,283**	**1,420**	**489**	**610**	**263**	**(223)**	**4,842**	4,279
Year ended 31 December 2004								
Underlying profit before tax	2,123	1,171	495	408	275	(193)	4,279	
Increase/(decrease) in underlying profit before tax	**8%**	**21%**	**(1)%**	**50%**	**(4)%**	**(16)%**	**13%**	

(1) Before short term fluctuations and grossing up embedded value profits for policyholder tax paid on Long Term Assurance business.
(2) Excluding Retail rationalisation costs, merger integration costs, mortgage endowment compensation and goodwill impairment.

Group underlying profit before tax for the year at £4,842m was 13% higher than in 2004. Asset led growth in net interest income with underlying non-interest income 20% higher than 2004 and tight cost control were the key drivers for profit growth.

Basic earnings per share increased by 10% to 82.2p (2004 74.9p). Underlying earnings per share rose 11% to 86.4p (2004 78.0p) and the proposed final dividend is 24.35p, an increase of 10% over the previous year. The basic dividend cover is 2.3 times (2004 2.3 times) and 2.4 times on an underlying basis (2004 2.3 times). If approved at the Annual General Meeting, the final dividend will be paid on 15 May 2006 to ordinary shareholders on the register at the close of business on 17 March 2006.

The underlying profit before tax is stated net of tax payable by the life companies in respect of policyholder returns ('policyholder tax'). In the year ended 31 December 2005 the adjustment for policyholder tax was £200m (2004 £nil). Adjustments in respect of policyholder tax may be volatile due to investment movements experienced as a result of changes in equity and gilt values. This was the main reason for the movement in policyholder tax between 2004 and 2005 although it was additionally impacted by other factors including levels of deductible expenditure and prior year tax adjustments.

Retail rationalisation costs are the impact of a programme of cost management initiatives which will deliver significant recurring efficiencies in the Retail division. This has been achieved via a strategic restructuring of certain parts of the Division, the major components of which comprise the restructuring of back office operations, rationalisation of central support functions and legacy IT systems, and the restructuring of Birmingham Midshires. No further costs will be incurred for this programme. This programme has already delivered cost savings of approximately £60m in 2005. We expect the benefits in the next two years to enable Retail to absorb future cost increases attributable to growth in balances and transaction volumes and deliver low single digit cost growth.

By virtue of their nature and amount, the rationalisation costs of £84m have been excluded from the Retail income statement and the underlying key performance indicators of both Retail and the Group for 2005. The cost comprises colleague exit/displacement costs of £29m, IT transformation costs of £34m and other restructuring costs of £21m.

Post Tax Return on Mean Equity

Group post tax return on mean equity ('ROE') was 19.6%, unchanged from last year. ROE is calculated by dividing underlying profit attributable to ordinary shareholders by the monthly average of ordinary shareholders' funds.

	Year ended 31.12.2005 £m	Year ended 31.12.2004 Pro forma £m
Post tax return		
Profit attributable to ordinary shareholders	**3,194**	2,898
Retail rationalisation costs	**59**	
Merger integration costs		34
Mortgage endowment compensation	**182**	91
Goodwill impairment		6
Short term fluctuations	**(77)**	(12)
Underlying profit attributable to ordinary shareholders	**3,358**	3,017
Mean Equity	**17,139**	15,417
	%	%
Group post tax return on mean equity	**19.6**	19.6

Net Interest Income

Net interest income increased by 9% to £6,829m, reflecting 8% growth in average interest earning assets and a slight increase in Group net interest margin compared to last year.

	Year ended 31.12.2005 £m	Year ended 31.12.2004 Pro forma £m
Interest receivable	**24,134**	22,214
Interest payable	**(17,305)**	(15,936)
Net interest income	**6,829**	6,278
Average balances		
Interest earning assets:		
- Loans and advances	**335,584**	315,050
- Securities and other liquid assets	**42,910**	35,753
	378,494	350,803
Group net interest margin	**1.80%**	1.79%
Divisional net interest margins:		
Retail	**1.84%**	1.85%
Corporate	**2.15%**	2.26%
International	**2.65%**	2.41%
Treasury & Asset Management	**0.08%**	0.09%

Non-interest Income

Underlying non-interest income increased by 20% to £4,169m (2004 £3,487m). Net fees and commissions have increased by 18% with strong growth in Retail, Corporate and Insurance & Investment. Fee and commission income in Retail increased reflecting good growth in the mortgage, banking and credit card businesses. Underlying non-interest income in Corporate grew by 52% reflecting growth in fees, dividends and equity gains. The increase of 35% in earned premiums on insurance contracts reflects the high level of new business sales during the year. Non-interest income in our long term assurance businesses contains a number of income and expense items which relate solely to policyholder payments and benefits. When these items are netted off against each other, underlying non-interest income in Insurance & Investment is 11% ahead of last year.

	Year ended 31.12.2005 £m	Year ended 31.12.2004 Pro forma £m
Fees and commission income	**2,212**	1,789
Fees and commission expense	**(1,178)**	(916)
Net earned premiums on insurance contracts	**4,654**	3,448
Net trading income	**218**	208
Change in value of in-force Long Term Assurance Business	**394**	112
Other operating income:		
Profit on sale of investment securities	**172**	108
Operating lease rental income	**714**	618
Net investment income related to insurance and investment business	**9,032**	4,635
Other income	**260**	266
Non-interest income	**16,478**	10,268
Impairment on investment securities	**(51)**	(22)
Operating lease depreciation	**(561)**	(428)
Change in investment contract liabilities	**(5,089)**	(1,753)
Net claims incurred on insurance contracts	**(2,019)**	(2,388)
Net change in insurance contract liabilities	**(4,220)**	(2,190)
Change in unallocated surplus	**(369)**	
Underlying non-interest income	**4,169**	3,487

Underlying non-interest income analysed by division:

	Year ended 31.12.2005 £m	Year ended 31.12.2004 Pro forma £m
Retail	**1,315**	1,134
Corporate	**805**	528
Insurance & Investment	**1,420**	1,275
International	**303**	231
Treasury & Asset Management	**326**	319
	4,169	3,487

Operating Expenses

Underlying operating expenses increased by 6% to £4,642m (2004 £4,361m).

The increase of £281m over last year includes the planned investment in people and infrastructure in International and Treasury & Asset Management, a full year charge for Drive, which did not become a subsidiary until November 2004 and the impact of Heidelberger Leben which was consolidated from July 2005. The costs of employee share plans, including the associated national insurance and tax costs, rose by £40m during 2005 as the cumulative value of plans being charged to the income statement increased following the transition to IFRS.

	Year ended 31.12.2005 £m	Year ended 31.12.2004 Pro forma £m
Staff	**2,432**	2,289
Accommodation, repairs and maintenance	**399**	380
Technology	**220**	263
Marketing and communication	**343**	351
Depreciation:		
Tangible and intangible fixed assets	**375**	385
Other	**873**	693
Underlying operating expenses	**4,642**	4,361
Operating lease depreciation	**561**	428
Change in investment contract liabilities	**5,089**	1,753
Net claims incurred on insurance contracts	**2,019**	2,388
Net change in insurance contract liabilities	**4,220**	2,190
Change in unallocated surplus	**369**	
Total	**16,900**	11,120

Underlying operating expenses analysed by division:

	Year ended 31.12.2005 £m	Year ended 31.12.2004 Pro forma £m
Retail	**2,124**	2,118
Corporate	**717**	661
Insurance & Investment	**802**	800
Group Items	**223**	193
	3,866	3,772
International	**529**	377
Treasury & Asset Management	**247**	212
	4,642	4,361

Excluding International and Treasury & Asset Management, underlying cost growth was 2.5% in 2005.

Cost:income Ratio

With underlying operating income up 13% and the growth in underlying operating expenses at 6%, the Group cost:income ratio improved to 42.2% (2004 44.7%).

	Year ended 31.12.2005 £m	Year ended 31.12.2004 Pro forma £m
Operating expenses	**17,244**	11,304
Retail rationalisation costs	**(84)**	
Merger integration costs		(48)
Mortgage endowment compensation	**(260)**	(130)
Goodwill impairment		(6)
	16,900	11,120
Operating lease depreciation	**(561)**	(428)
Change in investment contract liabilities	**(5,089)**	(1,753)
Net claims paid on insurance contracts	**(2,019)**	(2,388)
Net change in insurance contract liabilities	**(4,220)**	(2,190)
Change in unallocated surplus	**(369)**	
Underlying operating expenses	**4,642**	4,361
Net operating income	**23,617**	16,563
Gross up for policyholder tax	**(200)**	
Short term fluctuations	**(110)**	(17)
	23,307	16,546
Impairment on investment securities	**(51)**	(22)
Operating lease depreciation	**(561)**	(428)
Change in investment contract liabilities	**(5,089)**	(1,753)
Net claims incurred on insurance contracts	**(2,019)**	(2,388)
Net change in insurance contract liabilities	**(4,220)**	(2,190)
Change in unallocated surplus	**(369)**	
Underlying operating income	**10,998**	9,765
Group cost:income ratio	**42.2%**	44.7%

Divisional cost:income ratios are summarised below:

	Year ended 31.12.2005 %	Year ended 31.12.2004 Pro forma %
Retail	**39.8**	43.6
Corporate	**28.7**	30.8
International	**40.0**	39.3
Treasury & Asset Management	**48.5**	43.5

Group Items

Group Items principally comprise the expenses of managing the Group, including technology so far as it is not devolved to the divisions, accommodation and other shared services such as cheque clearing, mailing etc. The costs of technology, accommodation and other shared services (other than those borne directly by Group functions) are subsequently recharged to divisions according to their usage and are shown under the operating expense analysis for each division. The net cost of Group Items increased by £30m reflecting Group Items' share of the increase in the cost of employee share plans following the transition to IFRS and an increase in expenditure across a number of regulatory and strategic projects.

	Year ended 31.12.2005 £m	Year ended 31.12.2004 Pro forma £m
Staff	**255**	225
Accommodation, repairs and maintenance	**330**	315
Technology	**85**	102
Marketing and communication	**57**	52
Depreciation:		
Tangible and intangible fixed assets	**208**	200
Other	**221**	174
Sub total	**1,156**	1,068
Less Recharges:		
Technology	**(360)**	(355)
Accommodation	**(353)**	(327)
Other shared services	**(220)**	(193)
Total	223	193

Embedded Value Information

The sources of profit from Long Term Assurance business accounted for on an embedded value basis under IFRS 4 are set out below. This table includes that part of our repayment insurance business accounted for on an embedded value basis but excludes investment contracts accounted for under IAS 39.

	Year ended 31.12.2005				Year ended 31.12.2004 Pro forma			
	UK Investment	**Europe**	**UK General Insurance***	**Total**	UK Investment	Europe	UK General Insurance*	Total
	£m	**£m**	**£m**	**£m**	£m	£m	£m	£m
Expected contribution from existing business	**133**	**30**	**24**	**187**	124	12	34	170
Actual vs expected experience on existing business	**19**			**19**	60	8		68
Contribution from new business	**176**	**32**	**15**	**223**	128	52	58	238
Investment earnings on net assets using long term assumptions	**94**	**3**	**7**	**104**	92		4	96
Contribution from insurance contracts**	**422**	**65**	**46**	**533**	404	72	96	572

* This represents the components of the repayment insurance business which are technically classified as life insurance contracts.
** Excluding short term fluctuations.

The embedded value of Long Term Assurance business accounted for under IFRS 4 as at 31 December 2005, which excludes investment contract business accounted for under IAS 39, is set out below.

	Year ended 31.12.2005				Year ended 31.12.2004 Pro forma			
	UK Investment	**Europe**	**UK General Insurance**	**Total**	UK Investment*	Europe	UK General Insurance	Total
	£m	**£m**	**£m**	**£m**	£m	£m	£m	£m
Shareholder funds	**1,938**	**138**	**78**	**2,154**	1,786		81	1,867
Value of in-force business (net of tax)	**1,373**	**361**	**139**	**1,873**	1,184	155	94	1,433
Total embedded value	**3,311**	**499**	**217**	**4,027**	2,970	155	175	3,300
Shareholder funds as a % of total EV	**59%**	**28%**	**36%**	**53%**	60%		46%	57%

* 2004 value of in-force (which is net of tax) has been restated to reflect the transfer of certain balances from purchased value of in-force intangible assets into value of in-force long term assurance business in the balance sheet.

The economic assumptions used in the calculation of the embedded values are unchanged from those used at the end of 2004. These are as follows:

	2005	2004
	%	%
Risk discount rate*	**8.0**	8.0
Return on fixed interest securities	**5.0 – 5.5**	5.0 – 5.5
Return on equities	**7.5**	7.5
Expense inflation rate	**3.0**	3.0

* Included in the risk discount rate is an investment risk component which is chosen so as to avoid capitalising any investment risk premiums over the long term view of the risk free rate of return.

Sensitivities of Embedded Value related to Long Term Assurance
The table below indicates the stand alone impact of changes to certain key variables on insurance contracts:

	Change in variable	Impact on profit after tax £m
Interest rates increase into perpetuity	**+100bps**	**(79)**
Equity/property market values fall and thereafter increase based on the long term view of the risk free rate	**-10%**	**(60)**
Maintenance expenses fall and thereafter increase by the estimated expense inflation rate	**-10%**	**43**
Mortality/morbidity decreases (policyholders live longer) across all policy types and age groups	**-5%**	**(3)**
Lapse and surrender rates decrease across all policy types and cohorts into perpetuity (excluding paid-up policies)	**-10%**	**79**

Although the table above demonstrates the impact of individual variable changes, in practice, due to correlation between certain variables, a change in one variable would normally be expected to have an impact on other assumptions. It should also be noted that in some instances these sensitivities are non-linear.

Life Insurance Regulatory Capital
In each of our life insurance entities, surplus capital in excess of the various regulatory requirements, including the individual capital assessment, is maintained in order to absorb changes in both the underlying businesses and the capital requirements over the short term. At 31 December 2005 the available capital was estimated to be 207% (2004 224%) of the required regulatory capital in respect of the regulated life insurance entities within the Group. For Clerical Medical this was estimated to be 223% at 31 December 2005 (2004 246%). The primary reason for the lower ratio was the significant increase in with-profit policyholder liabilities due to strong stock market performance.

New Business Profitability

Overall new business profitability on a consistent embedded value basis remained strong at 28% APE (2004 27% APE), ahead of our medium term target of 25% APE. In the UK, new business profitability remained stable across all channels, whereas the increase in Europe to 56% APE (2004 43% APE) was due to changes in business mix and the inclusion of Heidelberger Leben from July 2005.

	Year ended 31.12.2005 %APE	Year ended 31.12.2004 %APE
Bancassurance	**29**	28
Intermediary – UK	**12**	11
Wealth Management	**41**	42
Total – UK	**26**	25
Europe	**56**	43
Total	**28**	27

The above table has been restated to eliminate the effect of policyholder tax so as to be consistent with our reporting of underlying results.

New business profitability as reported above is different to the contribution from new business to embedded value profits reported on page 63 because it includes investment contracts not accounted for on an embedded value basis and is calculated after allocating expenses on a directly attributable new business basis. Under IFRS, approximately 30% of investment business sales are now accounted for on an embedded value basis, whereas under UK GAAP the proportion was approximately 75%.

The economic assumptions used in the calculation of new business profitability are consistent with those used in the calculation of our embedded value and are unchanged from 2004.

Balance Sheet Analysis

Loans and advances to customers increased by 9% to £343.8bn (2004 £314.3bn). Within Retail, advances increased by 6%, in Corporate by 8% and in International by 32%.

Customer deposits grew by £12.3bn to £200.9bn and wholesale funding increased by 16% to £190.0bn (2004 £164.4bn).

	Retail £bn	**Corporate** £bn	**International** £bn	**Treasury & Asset Mgt** £bn	**Total 31.12.2005** £bn	Total 31.12.2004 Pro forma £bn
Loans and advances to customers	219.0	79.2	42.9	2.7	**343.8**	314.3
Impairment provisions	1.9	0.7	0.3		**2.9**	2.5
Loans and advances to customers (before provisions)	220.9	79.9	43.2	2.7	**346.7**	316.8
Risk weighted assets	109.2	92.5	38.7	13.7	**255.1***	234.9*
Customer deposits	132.2	41.7	13.9	13.1	**200.9**	188.6

* Includes risk weighted assets of £1.0bn (31 December 2004 £1.1bn) attributable to Insurance & Investment.

Classification of advances

The mix of the Group's gross lending portfolio at the year end is summarised in the following table:

	As at 31.12.2005 %	As at 31.12.2004 Pro forma %
Manufacturing industry	**2**	2
Construction and property	**11**	10
Hotels, restaurants and wholesale and retail trade	**4**	4
Transport, storage and communication	**1**	2
Financial	**3**	3
Other services	**6**	6
Individuals:		
Residential mortgages	**62**	61
Other personal lending	**7**	8
Overseas residents	**4**	4
Total	**100**	100

Impairment Provisions and Impaired Loans

The total charge for loan impairment losses against Group profits was £1,599m (2004 £1,255m) representing 0.49% of average advances (2004 0.42%).

	Total £m
At 1 January 2005	2,536
Amounts written off during the year	(1,191)
Charge for the year	1,599
Recoveries of amounts previously written off	66
Exchange movements	10
Acquisitions and transfers	7
Discount unwind on impaired advances	(89)
Closing balance at 31 December 2005	**2,938**

Closing provisions as a percentage of closing advances are analysed in the following table:

	As at 31.12.2005		As at 31.12.2004 Pro forma	
	£m	**As % of closing advances**	£m	As % of closing advances
Retail	**1,924**	**0.88**	1,556	0.76
Corporate	**704**	**0.89**	711	0.97
International	**310**	**0.72**	269	0.83
Total impairment provisions	**2,938**	**0.85**	2,536	0.81

Impaired loans as a percentage of closing advances and impairment provisions as a percentage of impaired loans are analysed by division in the following table:

		Advances	Impaired loans	Impaired loans as % of closing advances	Impairment provisions	Impairment provisions as % of impaired loans
		£bn	£m	%	£m	%
As at 31 December 2005						
Retail:	**Secured**	**201.2**	**4,452**	**2.21**	**424**	**10**
	Unsecured	**17.8**	**2,049**	**11.51**	**1,500**	**73**
	Total	**219.0**	**6,501**	**2.97**	**1,924**	**30**
Corporate		**79.2**	**1,114**	**1.41**	**704**	**63**
International		**42.9**	**549**	**1.28**	**310**	**56**
Treasury & Asset Management		**2.7**				
Total		**343.8**	**8,164**	**2.37**	**2,938**	**36**
As at 31 December 2004 (Pro forma)						
Retail:	Secured	189.5	2,741	1.45	316	12
	Unsecured	16.3	1,761	10.80	1,240	70
	Total	205.8	4,502	2.19	1,556	35
Corporate		73.2	1,354	1.85	711	53
International		32.4	519	1.60	269	52
Treasury & Asset Management		2.9				
Total		314.3	6,375	2.03	2,536	40

Capital Structure

Tier 1 and Total regulatory capital ratios remain strong at 8.1% (2004 7.9%) and 12.4% (2004 12.3%) respectively. This position has been achieved despite a share buyback of £994m (including costs) in 2005 and £1bn being put aside for contributions to reduce the deficit in the Group's defined benefit pension schemes over the next five years.

Total regulatory capital increased during the year from £28,987m to £31,726m.

Risk weighted assets increased by 9% to £255.1bn. This increase was reduced by £7.2bn as a result of loan securitisations undertaken in the year, offset by the impact of redemptions of existing loan securitisations of £2.3bn.

Tier 1 capital was strengthened by a combination of preference share issuance of £750m in May 2005 and US$1,500m in September 2005, which in Sterling equivalent terms at 31 December 2005 totalled £1,589m, and by retained earnings. These increases were offset by £994m of shares bought back in the period and the £1bn funding of the deficit in the defined benefit pension schemes. The deficit is fully recognised on the balance sheet.

As announced in late 2005, we intend to eliminate the IFRS deficit of our defined benefit pension schemes within ten years. At 31 December 2005, the IFRS deficit was £1.8bn (2004 £1.8bn) and £1.3bn (2004 £1.2bn) net of tax. As the first steps in meeting this goal, we have signalled our intention to contribute an additional £1bn to the schemes over the next five years, £800m having been earmarked as the up-front payment before the end of 2006. Our Tier 1 capital ratio of 8.1% at 31 December 2005 makes full allowance for these intended payments.

Tier 2 capital was increased during the year by a dated subordinated debt issue of €750m in March 2005. In Sterling equivalent terms at 31 December 2005, this new issue totalled £515m. The growth in Tier 2 capital includes increases due to exchange rate fluctuations offset by amortisation of dated subordinated debt. In addition, the FSA has confirmed that where impairment on individual loans is calculated using a portfolio approach, the resultant collectively assessed impairment provisions can be included within Tier 2 capital.

Supervisory deductions mainly reflect investments in subsidiary undertakings that are not within the banking group for regulatory purposes. Deductions are made for the investments in Clerical Medical, St. James's Place Capital, St. Andrew's Group and Heidelberger Leben, which was acquired in July 2005. Total deductions increased from £4,991m to £5,229m mainly as a result of increases in the embedded value of life policies held, the acquisition of Heidelberger Leben for £218m and supervisory deductions relating to the securitisation of loans. These increases were offset by the repayment of a loan to Clerical Medical from HBOS plc which was put in place in early 2003.

Capital Structure

	As at 31.12.2005 £m	As at 31.12.2004 Pro forma £m
Risk Weighted Assets		
Banking book – on balance sheet	**236,202**	217,452
Banking book – off balance sheet	**12,353**	11,118
Trading book	**6,510**	6,303
Total Risk Weighted Assets	**255,065**	234,873
Tier 1		
Ordinary share capital	**959**	981
Preference share capital	**2,187**	400
Eligible reserves	**16,826**	16,252
Minority interests (equity)	**806**	539
Preference instruments (non-equity):		
Preferred securities	**2,821**	2,719
Preference shares		198
Less: goodwill & other intangible assets	**(2,932)**	(2,539)
Total Tier 1 capital	**20,667**	18,550
Tier 2		
Available for sale reserve	**104**	100
Undated subordinated debt	**5,941**	5,903
Dated subordinated debt	**7,884**	7,616
Collectively assessed impairment provisions	**2,359**	1,809
Total Tier 2 capital	**16,288**	15,428
Supervisory deductions:		
Unconsolidated investments – Life	**(4,067)**	(4,011)
Unconsolidated investments – Other	**(546)**	(523)
Investments in other banks and other deductions	**(616)**	(457)
Total supervisory deductions	**(5,229)**	(4,991)
Total regulatory capital	**31,726**	28,987
Tier 1 capital ratio (%)	**8.1**	7.9
Total capital ratio (%)	**12.4**	12.3

FINANCIAL INFORMATION ON A STATUTORY BASIS
(In accordance with the Listing Rules of the Financial Services Authority)

Basis of Preparation

EU law (IAS Regulation EC 1606/2002) requires that the annual consolidated financial statements of the company, for the year ending 31 December 2005, be prepared in accordance with International Financial Reporting Standards ('IFRS') adopted for use by the EU.

2005 Financial Information

The 2005 Financial Information on pages 70 to 76 has been prepared on the basis of the recognition and measurement requirements of IFRS that are endorsed by the EU and effective at 31 December 2005. The accounting policies that the Directors have applied to the preparation of the first annual IFRS financial statements for the year ending 31 December 2005 are set out on pages 113 to 119 (Appendix 2) of the document 'HBOS plc 2004 Financial Results Restatement to International Financial Reporting Standards', which was published on 1 June 2005. Those accounting policies included amendments to IAS 19 'Employee Benefits' and IAS 39 'Financial Instruments Recognition and Measurement' issued by the International Accounting Standards Board which at that date had not yet been endorsed by the EU. These amendments were subsequently endorsed by the EU in November 2005.

2004 comparative financial information

The 2004 comparative financial information on pages 70 to 76 is prepared under the reporting basis for statutory comparatives under IFRS for the 2004 financial year. This basis reflects all Standards, with the exception of IAS 32, IAS 39 and IFRS 4. These Standards only became effective from 1 January 2005 and transitional concessions granted by the International Accounting Standards Board permit the Group to report the comparatives for areas covered by these standards on a UK GAAP basis for 2004 only. The transitional concessions include accounting policies for Loans and Advances, Debt Securities, Equities, Derivatives and Insurance. In preparing the 2004 comparative information the Group has adjusted amounts previously reported in financial statements under UK GAAP.

Section 240 Statement

The financial information set out herein does not constitute the company's statutory accounts for the years ended 31 December 2005 or 2004 but is derived from the 2005 accounts. Statutory accounts for 2004, which were prepared under UK GAAP, have been delivered to the Registrar of Companies, and those for 2005, prepared in accordance with International Financial Reporting Standards adopted for use by the EU, will be delivered in due course. The auditors have reported on those accounts and their report was unqualified and did not contain statements under section 237(2) or (3) of the Companies Act 1985.

Consolidated Income Statement

	Year ended 31.12.2005 £m	Year ended 31.12.2004 Statutory £m
Interest receivable	**24,134**	21,581
Interest payable	**(17,305)**	(15,696)
Net interest income	**6,829**	5,885
Fees and commission income	**2,212**	2,791
Fees and commission expense	**(1,178)**	(1,323)
Net earned premiums on insurance contracts	**4,654**	9,007
Net trading income	**218**	208
Change in value of in-force Long Term Assurance Business	**394**	265
Net investment income related to insurance and investment business	**9,342**	4,652
Other operating income	**1,146**	1,010
Net operating income (Note 1)	**23,617**	22,495
Change in investment contract liabilities	**(5,089)**	
Net claims incurred on insurance contracts	**(2,019)**	(5,890)
Net change in insurance contract liabilities	**(4,220)**	(6,011)
Change in unallocated surplus	**(369)**	
Administrative expenses (Note 2)	**(4,611)**	(4,153)
Depreciation and amortisation:	**(936)**	(751)
Property and equipment	**(226)**	(223)
Operating lease assets	**(561)**	(428)
Intangible assets other than goodwill	**(149)**	(100)
Goodwill impairment		(6)
Operating expenses	**(17,244)**	(16,811)
Impairment losses on loans and advances	**(1,599)**	(1,201)
Impairment on investment securities	**(51)**	(21)
Operating profit	**4,723**	4,462
Share of profits of jointly controlled entities	**29**	55
Share of profits of associated undertakings	**10**	69
Non-operating income (Note 3)	**46**	23
Profit before taxation	**4,808**	4,609
Tax on profit (Note 4)	**(1,546)**	(1,272)
Profit after taxation	**3,262**	3,337
Attributable to:		
Parent company shareholders (including certain non-equity interests in 2004)	**3,230**	3,118
Minority interests: equity	**32**	45
non-equity		174
	3,262	3,337
Basic earnings per share	**82.2p**	79.7p
Diluted earnings per share	**81.3p**	79.2p

Details of dividends are set out in Note 5.

Consolidated Balance Sheet

	As at 31.12.2005 £m	As at 31.12.2004 Statutory £m
Assets		
Cash and balances at central banks	**1,678**	1,558
Items in course of collection	**753**	1,024
Financial assets held for trading	**41,766**	
Derivative assets	**10,499**	
Treasury bills and other eligible bills		4,327
Loans and advances to banks	**17,356**	20,001
Loans and advances to customers	**343,768**	315,558
Less: non-returnable finance		(28,890)
	343,768	286,668
Investment securities	**104,334**	108,568
Interests in jointly controlled entities	**285**	196
Interests in associated undertakings	**174**	160
Goodwill and other intangible assets	**2,448**	2,033
Property and equipment	**1,533**	1,536
Investment properties	**3,942**	3,571
Operating lease assets	**3,115**	3,030
Deferred costs	**645**	366
Value of in-force Long Term Assurance Business	**2,847**	3,657
Other assets	**4,697**	9,424
Prepayments and accrued income	**1,033**	2,046
Total Assets	**540,873**	448,165
Liabilities		
Deposits by banks	**32,041**	37,395
Customer accounts	**200,948**	195,494
Financial liabilities held for trading	**25,007**	
Derivative liabilities	**8,576**	
Notes in circulation	**830**	721
Insurance contract liabilities	**21,970**	53,008
Investment contract liabilities	**42,157**	
Unallocated surplus	**974**	
Net post retirement benefit liabilities	**1,841**	1,762
Current tax liabilities	**53**	369
Deferred tax liabilities	**1,751**	1,460
Other liabilities	**5,012**	11,291
Accruals and deferred income	**2,764**	5,772
Other provisions	**278**	176
Debt securities in issue	**157,961**	105,910
Other borrowed funds	**20,254**	14,633
Total Liabilities	**522,417**	427,991
Shareholders' Equity		
Issued share capital*	**1,884**	1,381
Share premium	**1,589**	1,441
Other reserves	**844**	509
Retained earnings	**13,948**	13,931
Shareholders' Equity (excluding Minority Interests)*	**18,265**	17,262
Minority interests (equity)	**191**	295
Shareholders' Equity (including Minority Interests)*	**18,456**	17,557
Minority and other interests (non-equity)		2,617
Total Shareholders' Equity	**18,456**	20,174
Total Liabilities and Shareholders' Equity	**540,873**	448,165

* Includes certain non-equity interests in 2004.

Consolidated Statement of Recognised Income and Expense

	Year ended 31.12.2005 £m	Year ended 31.12.2004 Statutory £m
Net actuarial losses from defined benefit plans and other movements (net of tax)	**(167)**	(114)
Foreign exchange translation	**(4)**	(5)
Available for sale investments		
Change in fair value (net of tax)	**133**	
Net gains transferred to the income statement (net of tax)	**(118)**	
Cash flow hedges		
Effective portion of changes in fair value taken to equity (net of tax)	**6**	
Net losses transferred to the income statement (net of tax)	**34**	
Net income recognised directly in equity	**(116)**	(119)
Profit after taxation	**3,262**	3,337
Total recognised income and expense	**3,146**	3,218
Effect of adopting IAS32/39 and IFRS 4 (net of tax) at 1 January 2005:		
Share capital	**(400)**	
Cash flow hedge reserve	**88**	
Available for sale reserve	**169**	
Retained earnings	**(597)**	
Minority interests (equity)	**(136)**	
Minority and other interests (non-equity)	**(2,617)**	
	(3,493)	
	(347)	3,218
Total recognised income and expense attributable to:		
Parent company shareholders (including certain non-equity interests in 2004)	**3,114**	2,999
Minority interests (equity)	**32**	219
	3,146	3,218

Consolidated Cash Flow Statement

	Year ended 31.12.2005 £m	Year ended 31.12.2004 Statutory £m
Profit before taxation	**4,808**	4,609
Adjustments for:		
Impairment losses on loans and advances	**1,599**	1,201
Depreciation and amortisation	**936**	757
Interest on other borrowed funds	**1,116**	763
Pension charge for defined benefit schemes	**208**	211
Exchange differences	**(2,607)**	1,154
Movements in derivatives held for trading	**(2,158)**	
Other non-cash items	**(72)**	192
Net change in operating assets	**(38,246)**	(26,440)
Net change in operating liabilities	**55,662**	29,905
Net cash flows from operating activities before tax	**21,246**	12,352
Income taxes paid	**(1,317)**	(1,076)
Cash flows from operating activities	**19,929**	11,276
Cash flows from investing activities	**(3,999)**	(10,623)
Cash flows from financing activities	**(923)**	636
Net increase in cash and cash equivalents	**15,007**	1,289
Opening cash and cash equivalents	**40,723**	39,434
Closing cash and cash equivalents	**55,730**	40,723

Analysis of Cash and Cash Equivalents	Year ended 31.12.2005 £m	Year ended 31.12.2004 £m
Cash and balances at central banks	**578**	575
Loans and advances to banks – repayable in less than 3 months	**13,386**	18,208
Financial assets held for trading	**41,766**	21,940
Closing cash and cash equivalents	**55,730**	40,723

Consolidated Cash Flow

	Year ended 31.12.2005 £m	Year ended 31.12.2004 Statutory £m
Investing Activities		
Sale and maturity of investment securities	**25,597**	18,731
Purchase of investment securities	**(27,998)**	(28,426)
Sale of other intangible assets	**13**	105
Purchase of other intangible assets	**(163)**	(301)
Sale of property and equipment	**135**	90
Purchase of property and equipment	**(307)**	(205)
Sale of investment properties	**15**	2
Purchase of investment properties	**(16)**	(1)
Sale of operating lease assets	**604**	621
Purchase of operating lease assets	**(1,185)**	(1,114)
Cash contribution to defined benefit pension schemes	**(368)**	(176)
Investment in subsidiary undertakings	**(218)**	(22)
Investment in jointly controlled entities and associated undertakings	**(173)**	(28)
Disposal of jointly controlled entities and associated undertakings	**17**	29
Dividends received from jointly controlled entities	**39**	50
Dividends received from associated undertakings	**9**	22
Cash flows from investing activities	**(3,999)**	(10,623)
Financing Activities		
Issue of share capital	**1,078**	114
Share capital buyback, including costs	**(994)**	
Issue of other borrowed funds	**1,889**	2,466
Repayments of other borrowed funds	**(273)**	(517)
Minority interest acquired		395
Minority interest disposed		(20)
Equity dividends paid	**(1,363)**	(804)
Preference dividends paid		(37)
Dividends paid to minority shareholders in subsidiary undertakings	**(8)**	(194)
Interest on other borrowed funds relating to servicing of finance	**(1,078)**	(741)
Movement in own shares	**(174)**	(26)
Cash flows from financing activities	**(923)**	636

Notes to the Accounts

		Year ended 31.12.2005 £m	Year ended 31.12.2004 Statutory £m
1.	**Net operating income**		
	Net operating income includes:		
	Dividend income on financial investments designated as:		
	Available for sale	**125**	
	Loans and receivables	**4**	
	Dividend income from equity shares		13
	Realised gains less losses on sale of financial instruments designated as:		
	Available for sale	**168**	
	Loans and receivables	**4**	
	Profit on sale of investment securities		108
2.	**Administrative expenses**		
	Administrative expenses include:		
	Retail rationalisation costs	**84**	
	HBOS merger integration costs		48
	Mortgage endowment compensation	**260**	130
	Included within administrative expenses	**344**	178
	Tax thereon	**(103)**	(53)
		241	125
	Administrative expenses also include:		
	Staff costs	**2,432**	2,289
	Accommodation, repairs and maintenance	**399**	380
	Technology	**220**	263
	Marketing and communication	**343**	351

3. Non-operating income

Non-operating income in 2005 comprises a profit of £46m arising on the sale and operating leaseback of certain branch premises. The income of £23m recorded within 2004 relates to the profit arising on the disposal of cash machines situated in locations remote from the Group's bank branches.

4. Taxation

The tax charge for year of £1,546m includes £200m in respect of the tax charge levied on life companies for policyholder tax. Excluding this amount results in an effective rate of tax of 29.2% (2004 27.6%). The increase in the effective rate from 2004 is mainly due to the adoption of IAS 32 which results in the coupon on the preferred instruments being reclassified as interest payable.

A reconciliation of the actual tax charge to the expected tax charge at the standard rate of corporation tax of 30% is detailed below:

	Year ended 31.12.2005 £m	Year ended 31.12.2004 Statutory £m
Expected tax charge at 30%	**1,442**	1,383
(Income)/expenses not deductible for tax purposes	**(20)**	34
Net effect of differing tax rates overseas	**(51)**	(34)
Net effect of tax on disposals	**(56)**	(4)
Deductible interest on innovative Tier 1 capital		(48)
Policyholder tax/differing tax rates for life assurance business	**253**	(20)
Adjustments in respect of previous periods	**(34)**	(59)
Impairment on investment securities	**12**	14
Other		6
Total income tax on profit	**1,546**	1,272

5. Dividends

After the balance sheet date a dividend of 24.35p pence per ordinary share was proposed by the Directors. This ordinary dividend has not been provided for but the estimated impact, based on the number of shares in issue at 31 December 2005, on retained earnings is £934m.

HBOS plc issued £750m preference shares in May 2005 and a further £198m preference shares in June 2005. Both issues are classified as equity under IAS 32. At 31 December 2005 £36m preference dividends had been charged directly to the Profit and Loss Account reserve in respect of these issues, along with £1,327m ordinary dividends.

6. Acquisitions

On 17 June 2005, HBOS plc announced the purchase from MLP AG of the in-force business of MLP Lebensversicherung AG (now re-named Heidelberger Leben). The consideration is €283m cash, with a potential adjustment of plus or minus €15m subject to persistency targets being met, and up to a further €40m being payable upon achievement of the Heidelberger Leben business plan. The effective date of the acquisition was 1 July 2005. The fair value of identifiable assets, liabilities and contingent liabilities acquired amounted to £218m, which was approximately equal to the costs of acquisition.

Dividend Reinvestment Plan

Shareholders who have already completed a Mandate Form to receive their entitlement to dividends in Ordinary Shares need take no action as they will automatically receive Ordinary Shares in respect of the final dividend of 24.35p per Ordinary Share for the year ended 31 December 2005. Shareholders who have not already completed a Mandate Form and also wish to participate in the Dividend Reinvestment Plan ('DRIP') in respect of the final dividend are required to complete and return a Mandate Form to our Plan Administrator – Computershare Investor Services PLC, PO Box 1910, The Pavilions, Bridgwater Road, Bristol BS99 7DZ. A Mandate Form and a copy of the Rules of the HBOS plc Dividend Reinvestment Plan can be obtained from our Plan Administrator on 0870 702 0102.

Timetable and Contacts

Expected Timetable

1 March 2006	2005 Preliminary Results Announcement
15 March 2006	Ordinary Shares quoted ex-dividend
15 March 2006	HBOS plc 6.475% Preference Shares dividend payment
17 March 2006	Ordinary Shares Record Date for the final dividend 2005
12 April 2006	Return date for mandates for the DRIP for the final dividend 2005
12 April 2006	HBOS plc 6.0884% Preference Shares quoted ex-dividend
18 April 2006	HBOS plc 6.0884% Preference Shares record date
25 April 2006	Annual General Meeting
3 May 2006	HBOS plc 9.25% & 9.75% Preference Shares quoted ex-dividend
5 May 2006	HBOS plc 9.25% & 9.75% Preference Shares record date
12 May 2006	HBOS plc 6.0884% Preference Shares dividend payment
15 May 2006	HBOS plc Ordinary Shares final dividend 2005 payment
31 May 2006	HBOS plc 9.25% & 9.75% Preference Shares dividend payment
6 June 2006	Last date by which CREST entitlement statements and new Ordinary Share certificates will be posted and shareholder accounts credited in respect of DRIP purchases for final ordinary dividend 2005
1 August 2006	2006 Interim Results Announcement

Contacts

Investor Relations

Charles Wycks
Director of Investor Relations
(0131) 243 5509
(020) 7905 9600
charleswycks@hbosplc.com

John Hope
Director, Investor Relations
(0131) 243 5508
(020) 7905 9600
johnhope@hbosplc.com

Press Office

Shane O'Riordain
General Manager, Group Communications
(020) 7905 9600
07770 544585 (mobile)
shaneo'riordain@hbosplc.com


HBOSplc
James Crosby

Overview


HBOSplc

- Good but carefully paced growth
- Stable margins and strong non-interest income
- Tight cost control and further efficiency gains
- Credit experience in line with expectations
- Strong capital discipline and continued share buyback



Financial Overview

Phil Hodkinson

Key Financials



	2005	2004	% Growth
Profit before tax £m	4,808	4,112	17
Underlying profit before tax* £m	4,842	4,279	13
Underlying earnings per share* (p)	86.4	78.0	11
Dividend per share (p)	36.10	32.95	10
Tier 1 capital ratio (%)	8.1	7.9	-
Total capital ratio (%)	12.4	12.3	-
Group return on equity* (%)	19.6	19.6	-

* as defined in the Prelims RNS

Financial Performance


HBOSplc

	2005 £m	2004 £m	% Growth
Net interest income	6,829	6,278	9
Underlying non-interest income*	4,169	3,487	20
Underlying operating income*	10,998	9,765	13
Underlying operating expenses*	(4,642)	(4,361)	6
Impairment losses	(1,599)	(1,255)	27
Other	85	130	-
Underlying profit before tax*	4,842	4,279	13

* as defined in the Prelims RNS

Reported vs Underlying Profit


HBOSplc

	2005 £m	2004 £m	% Growth
Profit before tax	4,808	4,112	17
Retail rationalisation costs	84	-	-
Merger integration costs	-	48	-
Mortgage endowment compensation	260	130	-
Goodwill impairment	-	6	-
Policyholder tax	(200)	-	-
Short-term fluctuations	(110)	(17)	-
Underlying profit before tax*	4,842	4,279	13

* as defined in the Prelims RNS


Volume Growth
HBOSplc
2004
2005
Investment
Insurance
International
Corporate
Retail
Annual growth*
0%
5%
10%
15%
20%
25%
30%
35%
* Lending growth for banking divisions, UK sales for general insurance and investment business

UK Market Growth

HBOSplc

	New Business share	Share of stock
Mortgages - Gross	21%	21%
- Net	14%	
Savings	n/a	16%
Bank Accounts	13%	11%
Credit Cards	16%	11%
General Insurance	10%	10%
Investment	13%	6%

Margins Trends

HBOS plc

Net Interest Margins	2005 %	2004 %
Retail	1.84	1.85
Corporate	2.15	2.26
International	2.65	2.41
Treasury & Asset Management	0.08	0.09
Group	1.80	1.79
New Business Profitability (%APE)		
Investment Business	28%	27%

Non-Interest Income

HBOS plc

Underlying Non-Interest Income*	2005 £m	2004 £m	% Growth
Retail	1,315	1,134	16
Corporate	805	528	52
Insurance & Investment	1,420	1,275	11
International	303	231	31
Treasury & Asset Management	326	319	2
Group	4,169	3,487	20

* as defined in the Prelims RNS

Expenses


HBOSplc

Underlying Operating Expenses*	2005 £m	2004 £m	% Growth
Retail	2,124	2,118	-
Corporate	717	661	8
Insurance & Investment	802	800	-
Group Items	223	193	16
Sub-total	3,866	3,772	2
International	529	377	40
Treasury & Asset Management	247	212	17
Total	4,642	4,361	6

* as defined in the Prelims RNS

Cost:income Ratio


HBOSplc

	2005 £m	2004 £m	% Growth
Underlying operating expenses*	4,642	4,361	6
Underlying operating income*	10,998	9,765	13
Group cost:income ratio (%)	42.2%	44.7%	-

* as defined in the Prelims RNS


HBOS ... Growth & Efficiency
HBOSplc
Income £bn
Cost:income
£12
£10
£8
£6
£4
£2
£0
50%
45%
40%
35%
30%
2001
2002
2003
2004
2005
Net Interest Income
*Non-Interest Income
Cost:income
Note : The discontinuity in 2004 reflects the move from UK GAAP to IFRS
* Underlying


Impaired Loans
HBOSplc
Impaired loans as a % of advances
3.5%
3.0%
2.5%
2.0%
1.5%
1.0%
0.5%
0.0%
June 2004
Dec 2004
June 2005
Dec 2005
Retail
Corporate
International

Impairment Losses


HBOSplc

	2005		2004	
	£m	% Average Advances	£m	% Average Advances
Retail	991	0.47	668	0.34
Corporate	428	0.56	401	0.58
International	180	0.48	186	0.62
Group	1,599	0.49	1,255	0.42

Divisional Profits


HBOSplc

Underlying Profit Before Tax*	2005 £m	2004 £m	% Growth
Retail	2,283	2,123	8
Corporate	1,420	1,171	21
Insurance & Investment	489	495	(1)
International	610	408	50
Treasury & Asset Management	263	275	(4)
Group Items	(223)	(193)	(16)
Total	4,842	4,279	13

* as defined in the Prelims RNS

Retail

HBOSplc

	2005 £m	2004 £m	% Growth
Net interest income	4,028	3,719	8
Underlying non-interest income*	1,315	1,134	16
Underlying operating income*	5,343	4,853	10
Underlying operating expenses*	(2,124)	(2,118)	-
Impairment losses	(991)	(668)	48
Other	55	56	-
Underlying profit before tax*	2,283	2,123	8

* as defined in the Prelims RNS

Corporate

HBOSplc

	2005 £m	2004 £m	% Growth
Net interest income	1,695	1,617	5
Underlying non-interest income*	805	528	52
Underlying operating income*	2,500	2,145	17
Underlying operating expenses*	(717)	(661)	8
Impairment losses	(428)	(401)	7
Other	65	88	-
Underlying profit before tax*	1,420	1,171	21

* as defined in the Prelims RNS

Insurance & Investment

HBOSplc

	2005 £m	2004 £m	% Growth
Net interest income	(95)	46	-
Underlying non-interest income*	1,420	1,275	11
Underlying operating income*	1,325	1,321	-
Underlying operating expenses*	(802)	(800)	-
Other	(34)	(26)	-
Underlying profit before tax*	489	495	(1)

* as defined in the Prelims RNS

International

HBOSplc

	2005 £m	2004 £m	% Growth
Net interest income	1,018	728	40
Underlying non-interest income*	303	231	31
Underlying operating income*	1,321	959	38
Underlying operating expenses*	(529)	(377)	40
Impairment losses	(180)	(186)	(3)
Other	(2)	12	-
Underlying profit before tax*	610	408	50

* as defined in the Prelims RNS

Treasury & Asset Management

HBOSplc

	2005 £m	2004 £m	% Growth
Net interest income	183	168	9
Underlying non-interest income*	326	319	2
Underlying operating income*	509	487	5
Underlying operating expenses*	(247)	(212)	17
Impairment losses	-	-	-
Other	1	-	-
Underlying profit before tax*	263	275	(4)

* as defined in the Prelims RNS

First Time Effects in 2005


HBOSplc

IFRS	Profits £m	EPS %
Employee share schemes	(40)	(0.9)
Derivative hedge accounting	(31)	(0.7)
Total	(71)	(1.6)
Consolidation/Acquisitions		
Drive	13	0.1
Heidelberger Leben	39	0.8
Total	52	0.9

Basel II


HBOSplc

- Preparations for advanced status application later this year
- Tier 1 is expected to:
  - benefit from lower RWA weightings for mortgages
  - have a 50% deduction for embedded value
  - suffer a full IAS 19 deduction for pension deficits
- Overall capital benefit will be progressive, not immediate:
  - our internal ratios already allow for EV and pensions deductions
  - FSA rules phase in the regulatory capital benefits
  - management determines capital, not regulatory minimum

Pensions


HBOSplc

- IAS 19 deficit was £1.8bn at end of 2005 (2004 £1.8bn)
- Intention to eliminate current IAS 19 deficit within 10 years
- £1 billion contribution over 5 years built into 8.1% Tier 1 ratio
- One-off contributions of £800m in total planned by end 2006

Capital


HBOS plc

- Tier 1 ratio 8.1% (2004 7.9%)
- Total capital ratio 12.4% (2004 12.3%)
- £994m shares bought back in 2005
- £1 billion set aside to reduce pensions deficit
- Tier 1 leverage around 25%
- Positive internal capital generation
- Share buyback for 2006 set initially at up to £750m


HBOS plc
Operating Review
Andy Hornby

Overview


HBOSplc

- Good but carefully paced growth
- Stable margins and strong non-interest income
- Tight cost control and further efficiency gains
- Credit experience in line with expectations
- Strong capital discipline and continued share buyback

Retail...A Robust Financial Performance


HBOSplc

- Underlying profit up 8% to £2,283m
- Income up 10%
  - Net interest income up 8%
  - Non-interest income up 16%
- Stable margins @ 184bps
- Operating costs flat
- Cost:income ratio down to 39.8% (2004 43.6%)

Operating Performance


HBOS plc

- Gross mortgage lending market share 21%
- Net mortgage lending market share 14%
- 645,000 new bank accounts
- 1 million new credit cards
- Unsecured lending up 1%
- Deposits up £4bn

Principal repaid...a key driver of net lending


HBOS plc
30%
25%
20%
15%
Repayments
Lending
2001
2002
2003
2004
2005
2006
Lending
Repayments

Credit Trends


HBOSplc

- Unsecured impairments 11.5% (2004 10.8%)
- Secured impairments 2.21% (2004 1.45%)
- The rise in secured impairments reflects continued deliberate policy
  - slowing asset growth
  - 30% of new business from high margin specialist markets
  - remaining underweight in low return remortgage activity
- Mainstream mortgage arrears 1.30% (CML average 1.72% 1995-2005)
- Impairments unlikely to translate to significant provisions
  - average LTV of new lending stable at 60%
  - average LTV of secured book stable at 43%

Cost Leadership


HBOSplc

- Costs flat
- Low cost scale IT systems drive productivity gains
- Cost:income ratio falls below 40% to 39.8% (2004 43.6%)
- Next wave of post-merger cost savings now implemented

Retail Prospects



- Long term scope for 15%-20% share in all key markets
- Short term restraint in mortgages and unsecured credit
- Maintain momentum in non-interest income
- Investment in customer service infrastructure
- Significant branch expansion programme
- Rigorous cost control driving down cost:income ratio



Future value creation

Corporate Strong Financials



- Underlying profit up 21%
- Net interest income up 5%
- Underlying non-interest income up 52%
- Margins down to 215bps (2004 226bps)
- Impairment losses down to 0.56% (2004 0.58%)
- Cost:income ratio down to 28.7% (2004 30.8%)

Operating Performance


HBOSplc

- Deposit growth up 7%
- Advances growth held at 8%
- Focus on sell down to preserve returns
- Well diversified loan portfolio with strong collateral
- Further development of our integrated finance model

Credit quality


HBOSplc

- Asset growth carefully paced relative to credit cycle
- Impaired loans down to 1.41% of closing advances (2004 1.85%)
- Impairment losses down to 0.56% of average advances (2004 0.58%)
- Impairments provisions coverage improves to 63% of impaired loans (2004 53%)

Corporate Prospects

HBOS plc

- Continued controlled asset growth
- Strong focus on syndication and sell-down
- Continued emphasis on non-interest income
- Tight cost control and cost:income improvement
- Focus on managing relationships by asset class
- Continued development of market leading integrated finance proposition

Future value creation

Insurance & Investment Operating Performance


HBOS plc

Profits

- General Insurance underlying profit up 13% to £254m
- Investment underlying profit down 13% to £235m

Sales

- General Insurance 'GWP' up 14% to £1,977m
- Investment 'APE' up 18% to £1,473m

Insurance – Building Market Presence


HBOSplc

	GWP £m	Growth %
Repayment	1,047	18
Household	507	5
Motor	327	16
Other*	96	19
Total	1,977	14

*includes Legal Protection and Travel

Insurance Prospects


HBOSplc

- Large, quality in-force book
- Major sales opportunity from existing customer franchise
- Good prospects for market share growth:
  - Repayment: new third party relationships
  - Household: mortgage related sales
  - Motor: growth at esure/First Alternative/Sheilas' Wheels
- Benign underwriting experience
- Low cost distribution model



Future value creation


UK Investment: Strong Market Share Gains
HBOSplc
15.0%
12.5%
10.0%
7.5%
5.0%
2000
2001
2002
2003
2004
2005
HBOS
Aviva
Standard Life
L&G
Prudential
Market share based on an estimate of 10% growth compared to 2004. Prudential figures exclude Phoenix annuity acquisition

Multi-channel Strategy Drives Investment Sales

HBOSplc

	Sales (APE) £m	Growth %
Bancassurance	838	22
Intermediary	414	8
Wealth Management	221	25
Total	1,473	18

Investment Prospects


HBOSplc

- Bancassurance
  - massive potential as savings ratios increase
  - highly productive sales force
- Intermediaries
  - selective participation in multi-ties
- Wealth Management
  - Pensions 'A' Day boost for high net worth market
- Long term prospects underpinned by multi-brand, multi-channel distribution strength

Future value creation

International 'Targeted Growth'


HBOSplc

- Australia underlying profit up 17% to £224m
- Ireland underlying profit up 7% to £104m
- Europe & North America 'like for like' profit up 83%
- Total advances up 32% to £42.9bn
- Total deposits up 39% to £13.9bn

Australia Operating Performance


HBOSplc

- Expansion of Business Banking presence
  - Lending up 52% and deposits up 62%
- 'UK style' Retail initiatives
  - Lending up 29% and deposits up 40%
- Robust credit quality
  - Impaired loans 0.66% of closing advances (2004 0.76%)
- East Coast expansion
- Investment in 'scaleable' back office

Ireland Operating Performance


HBOSplc

- Clear No. 2 in Business Banking
  - Lending up 36%, deposits up 13%
- Acquisition of retail branch footprint
- Investment in telephone and Internet banking
- Strong credit quality
  - Impaired loans 1.98% of closing advances (2004 2.07%)
- Development of low-cost operating platform

Europe & North America Operating Performance


HBOSplc

- Strong corporate credit conditions in USA and improving in Europe
- Measured expansion of Retail business in Spain and The Netherlands
- Integration of Heidelberger Leben progressing well
- ENA provides opportunities for carefully paced organic growth

International Prospects


HBOSplc

- Strategy for 'targeted growth' based on our proven UK formula
  - carefully targeting attractive markets
  - underpinned by low operating costs
  - supported by rigorous Risk Management frameworks
  - embedded credit skills
- Asset growth prioritised in areas delivering strongest sustainable returns

Treasury & Asset Management Financial Performance

HBOS plc

- Underlying profit down by 4% to £263m (2004 £275m)
- Underlying profit up 7% to £294m excluding impact of IFRS derivative hedge accounting
- Strong asset quality with 99% of Treasury assets 'A' or better
- Insight funds under management increased to £88.7bn (2004 £77.7bn)

Treasury & Asset Management Operating Performance

HBOS plc

Treasury

- Strong issuance programme
  - £3bn covered bond programme
  - £12bn residential mortgages securitisation programme
  - £750m benchmark preference share programme
- Opening of operation in Australia

Asset Management

- Development of liability driven investment (LDI) leadership position
- Strong fixed income investment performance

HBOS Strengths


HBOSplc

- Multi-brand, multi-channel distribution
- Diversified earnings streams
- Low cost operating platforms
- Strong capital base
- Sustainably strong RoE

HBOS Priorities


HBOSplc

- Progress to 15% - 20% share in Retail/I&I markets
- Careful judgement of credit cycles in Retail and Corporate
- Clear No. 1 in Investment products
- Breakthrough in service delivery
- Further progress on cost leadership
- Targeted international expansion

Creating Shareholder Value


HBOSplc

- Primary focus on organic growth in core UK markets
- Tight capital discipline
- Cost leadership
- Targeted international expansion



Future value creation



Notice of Class Meeting

Notice of Meeting of the holders of the Non-cumulative 6.0884% Preference Shares of £1 each in

HBOS plc

Notice is hereby given that a Separate Meeting of the holders of the Non-cumulative 6.0884% Preference Shares of £1 each in the capital of HBOS plc (the 'Company') will be held at HBOS plc, 33 Old Broad Street, London, EC2N 1HZ at 11.00am on Monday 10 April 2006 (and, if this meeting shall be adjourned, the adjourned meeting will be held at HBOS plc, 33 Old Broad Street, London, EC2N 1HZ at 11.00am on Thursday 20 April 2006) to consider and, if thought fit, pass the following resolution, which will be proposed as an Extraordinary Resolution:

That this Separate Meeting of the holders of the Non-cumulative 6.0884% Preference Shares of £1 each in the capital of HBOS plc hereby sanctions every variation or abrogation of the rights attached to the said shares which is or may be involved in or effected by the passing or implementation of Resolution 19 set out in the notice convening the Annual General Meeting of the Company for 25 April 2006, a copy of which notice has been produced to this meeting and, for the purpose of identification, signed by the Chairman hereof.

By order of the Board,

Harry Baines
Secretary

17 March 2006

Registered office:
The Mound, Edinburgh EH1 1YZ



HBOS plc Non-cumulative 6.0884% Preference Shares Class Meeting

Poll Card

Voting at the Class Meeting will be by way of a poll. The Chairman will direct shareholders on proceedings.

Please indicate with an X in the relevant box below how you wish to vote.

Resolution	For	Against	Withheld
1. To sanction every variation or abrogation of the rights attached to the Non-cumulative 6.0884% Preference Shares of HBOS plc which is ... be involved in or effected by the passing or implementation ... convening the Annual General	☐	☐	☐

Attending the Class Meeting

The Class Meeting will be held at 33 Old Broad Street, London, EC2N 1HZ
at 11.00am on Monday 10 April 2006

10.30am – Doors open
We would encourage our shareholders to arrive at least fifteen minutes before the start of the Class Meeting to allow time for registration.

11.00am – The Class Meeting begins
The voting on the resolution as set out in the Notice will be conducted on the basis of a poll at the end of the Class Meeting. Shareholders will be asked to complete the poll card on the reverse of the Class Meeting Voting Card and place it in the ballot boxes when leaving the auditorium.

Smoking
Smoking is not permitted in the venue.

Admission
Please bring your Voting Card with you, which is attached to your Form of Proxy.

If you have been appointed as a shareholder proxy, please make this fact known on arrival.

Persons accompanying shareholders will be admitted at the discretion of the Company.

Medical Care
If you require medical attention please contact one of the stewards.

Additional Needs
Facilities will be also be available for wheelchair users. Anyone requiring the use of these facilities should contact one of the stewards.

Security
Please leave briefcases, cameras, laptop computers, and tape and video recorders in the cloakroom. Arrangements will be made for their safekeeping. Please turn off mobile telephones before entering the auditorium. You may be asked to submit to a search of personal items.

Refreshments
Tea and coffee will be available on arrival and after the Class Meeting. You will not be permitted to bring food and drink into the venue.

Directions to 33 Old Broad Street
You are strongly advised to travel to the venue by public transport.

By Train
The nearest mainline railway station is Liverpool Street Station. Please allow 5-10 minutes to walk to 33 Old Broad Street.

By Underground
Either travel to Liverpool Street underground station using the Circle, Hammersmith & City, Metropolitan or Central Lines; or travel to Bank underground station using the Circle, District, Northern, Waterloo & City lines or Docklands Light Railway, and walk to 33 Old Broad Street.

For more information, including on how to get there by bus, call London Underground Travel on 020 722 1234 or National Rail Enquiries on 08457 484950.



Attending
the
Class
Meeting
HBOS plc



LIVERPOOL STREET
MOORGATE
SOUTH ELDON
FINSBURY CIRCUS
BLOMF. ST
NEW BRO. ST
LIVERPOOL ST
A1211
BISHOPSGATE
WORMSWOOD
CAMOMILE
WE ARE HERE!
33 OLD BROAD STREET
LONDON EC2N 1HZ
PLEASE ALLOW 5 MINUTES WALK FROM LIVERPOOL STREET
OLD BROAD ST
THROG ST
ST MARY AXE
BANK OF ENGLAND
THREADNEEDLE ST
A10
CORNHILL
LEADENHALL ST
LLOYDS OF LONDON

FOR OFFICE USE ONLY
BA/99999999/99999
Mr A B Sample
1 Sample House
Sample Road
Sample Town
Sample County
WX1 9YZ


RECEIVED
APR 12 2006
160
WASH. D.C.
SECTION

Joint Holders/Executors
Mrs C D Sample
Mr E F Sample

Your Folio Number: Z9999999999

Dear Shareholder

I am pleased to enclose information on your forthcoming Annual General Meeting (AGM) along with your copy of the Annual Review and Summary Financial Statement 2005 and Notice of Meeting.

Your AGM will take place at the Manchester International Convention Centre on Tuesday 25 April 2006.

I recognise that you may not be able to attend the AGM, so there are three alternative ways you can vote:

- complete the enclosed Form of Proxy and return it to Computershare Investor Services PLC (the Registrar) by 11.30am on Sunday 23 April 2006;
- online using your unique Personal Identification Number (PIN) shown on your Form of Proxy; or
- if you hold your shares in CREST, follow the instructions in the Notice of Meeting.

The results of the voting will be announced to the UK Listing Authority and will be shown on our website www.HBOSplc.com on Wednesday 26 April 2006.

Your AGM will be broadcast live by webcast commencing at 11.25am on Tuesday 25 April 2006. Please visit www.HBOSplc.com/agm/webcast

Please note that there are important documents within this pack, including a copy of your Consolidated Tax Voucher (if you have not already received a copy with your dividend payment). You need to keep these for your records and they may be required by HM Revenue & Customs.

I look forward to seeing as many shareholders as possible in Manchester.

Yours sincerely

Dennis Stevenson
Chairman







Annual Review & Summary
Financial Statement 2005
Notice of Meeting

losses were £1,599m (2004 £1,255m) representing 0.49% of average customer advances (2004 0.42%).

Capital discipline continues

Capital generation in HBOS strengthened further. During the year £994m of shares were bought back for cancellation at an average share price of £8.55. In December we announced plans to reduce the risks associated with funding our pension liabilities. These included accelerated funding to reduce and then eliminate the deficit entirely. As at the end of last year we had set aside £1bn for this purpose, of which it is intended £800m will be paid before the end of 2006, subject to final agreement with the scheme trustees. Even so the Tier 1 ratio rose to 8.1% (2004 7.9%) and our total capital ratio increased to 12.4% (2004 12.3%).

Regulatory agenda

Our thinking on Basel II, where we intend to apply for the 'Advanced' approach, has centred on improving the way we do business, rather than just compliance. The way we manage capital is entirely consistent with the recent FSA consultation paper but the adoption of Basel II techniques should not in themselves change our view of the appropriate level of capital to hold. This view is not and will never be determined by regulatory minima.

In all probability, last year saw the peak in volumes of endowment complaints. However, they continued to run at high levels throughout the year and we have set aside a further £130m, bringing the total set aside in 2005 to £260m, to represent our best estimate of the cost of compensation.

Confident for the year ahead

The economic background to trading in the UK remains encouraging. Consumer spending and inflation pressures remain subdued. So despite recent indications to the contrary, we continue to expect interest rates to fall further. Growth in the economy should quicken later in the year ensuring that employment prospects will remain robust.

This year will see increased activity in the housing market. However, we still expect price movements to be modest, even as and when interest rates do fall.

In UK retail banking we will continue to opt for measured asset growth whilst investing in the key drivers of future growth, greater cost efficiency and improved customer service.

We continue to be wary of apparently buoyant trading conditions in UK corporate banking. Such an environment calls for caution and a clear focus on returns rather than volume.

Much improved sentiment in equity markets and a benign trading environment in general insurance mean that we expect both areas to be important sources of near term growth for HBOS.

Economic prospects in our major international markets are particularly encouraging. In both Ireland and Australia, this year will see significant progress in establishing diversified financial services businesses that successfully challenge the current incumbents in those markets.

We are confident that 2006 will be another strong year for value creation in HBOS.

James Crosby
Chief Executive

James Crosby will be leaving the Group on 31 July 2006 and will be succeeded by Andy Hornby, Chief Executive Designate.

Andy has six years Board experience at Halifax and HBOS and a tremendous track record as Chief Executive Retail at HBOS.


£4.81bn
Profit before tax
up 17% in 2005


36.1p
Dividend per
share up 10%


86.4p
Underlying
earnings per
share up 11%


2.3
2.9
3.8
4.1
4.8
01
02
03
04
05


The results relating to 2001 – 2003 are
prepared in accordance with UK GAAP


28.0p
29.4p
30.9p
32.95p
36.1p
01
02
03
04
05


47.7p
56.1p
68.5p
78.0p
86.4p
01
02
03
04
05

The fall in the net interest margin to 215bps (2004 226bps) points to the current highly competitive nature of the corporate market. The modest fall in the second half of the year however, has helped to sustain a 5% increase in net interest income.

The focus on fees and commissions from new and existing customers during a period of growth restraint has been rewarded with an increase in non-interest income of 44%. Realisations assisted this growth in the year and we expect this to be an ongoing feature of results as our pipeline of unrealised gains is little changed at the end of 2005 versus 2004. We therefore remain confident that the contribution from non-interest income enjoyed in the past few years remains sustainable going forward.

Overall net operating income grew by 19% and underlying operating expenses by 8% leading to a further reduction in the cost:income ratio to 28.7% (2004 30.8%).

Credit performance has again improved. Impaired loans as a percentage of closing advances fell to 1.41% (2004 1.85%). Impairment losses as a percentage of average advances likewise fell to 0.56% (2004 0.58%). The coverage of impaired loans by impairment provisions increased to 63% (2004 53%).

Our Corporate business continues to enjoy good long term growth prospects particularly in the area of integrated finance where we have developed a 'one stop shop' client relationship model, providing HBOS with a sustainable flow of high return business.

Insurance & Investment

Both our General Insurance and Investment businesses showed strong sales growth during the year. Underlying profit before tax however decreased by 1% to £489m.

Underlying profits for the General Insurance business increased by 13% to £254m, with solid growth in premium income, supported by high retention rates amongst existing customers and favourable claims experience, particularly on household business.

General Insurance sales overall were up 14% with repayment insurance sales up 18% driven by strong sales in third party business. Sales of Household insurance grew 5% with 87% of new policies now unrelated to Group mortgage sales. Motor insurance sales rose 16%, helped by investment in the esure, First Alternative and Sheilas' Wheels brands, although increased competition held back premium rate increases.

In December 2005, the OFT announced a study into Payment Protection Insurance, ('PPI'). We continue to believe that PPI meets a real need for customers and as a responsible lender, our products meet the requirements of customers and regulators.

Underlying profit before tax in our Investment business fell by 13% to £235m. The fall in profits reflects the £100m of one-off benefits of efficiency improvements and favourable operating experience reported in 2004.

Investment sales rose 18% reinforcing our position as the No. 1 investment provider in the UK. Sales through the bancassurance channel increased 22% on the back of further productivity improvements from our advisory team which now totals over 1,000 advisors. Wealth Management sales increased 25% as confidence returned throughout 2005 in the wealth management market and St James's Place is well placed to benefit from the advice opportunity created by Pensions 'A' Day legislation.

New business profitability was stable at 26% of annual premium equivalent (2004 25%).

The strength of our multi-brand, multi-channel distribution, positions us well to continue gaining market share in investment products. Our low cost operating platforms are designed to convert our market share growth into sustainable strong shareholder returns.

International

Underlying profit before tax in International increased by 50% to £610m. The results benefited from the full year consolidation of Drive Financial Services ('Drive') and the inclusion of Heidelberger Leben from July 2005.

In Australia, we focused on the expansion of our East Coast presence. Underlying profit before tax increased 17% to £224m. Advances and deposits grew 35% and 50% respectively. The net interest margin was virtually unchanged at 239bps (2004 241bps). Credit quality remained good with impairment losses as a percentage of average advances at 0.19% (2004 0.14%). As a percentage of closing advances impaired loans reduced to 0.66% (2004 0.76%).

In Ireland, we announced our plans to develop our retail business alongside the purchase in 2005 of a branch network from the Irish Electricity Supply Board. We plan to open 46 branches at a rate of one new branch every 10 days. During a period of significant investment, underlying profit before tax nevertheless increased by 7% to £104m. Advances and deposits grew 36% and 13% respectively. Net interest margins fell to 177bps (2004 201bps) driven primarily by the retail expansion.


Corporate
2005, Bank of Scotland
funded the
takeover of the
Dock and Harbour
by Peel Ports and
of Peel Ports
our largest
venture to date.


Within hours of
the Buncefield Fuel
Depot explosions in
Hemel Hempstead,
our personal claims
consultants were
on the ground with
250 policyholders.


HBOSplc

Notice of Class Meeting

Notice of Meeting of the holders of the Non-cumulative 6.0884% Preference Shares of £1 each in

HBOS plc

Notice is hereby given that a Separate Meeting of the holders of the Non-cumulative 6.0884% Preference Shares of £1 each in the capital of HBOS plc (the 'Company') will be held at HBOS plc, 33 Old Broad Street, London, EC2N 1HZ at 11.00am on Monday 10 April 2006 (and, if this meeting shall be adjourned, the adjourned meeting will be held at HBOS plc, 33 Old Broad Street, London, EC2N 1HZ at 11.00am on Thursday 20 April 2006) to consider and, if thought fit, pass the following resolution, which will be proposed as an Extraordinary Resolution:

> That this Separate Meeting of the holders of the Non-cumulative 6.0884% Preference Shares of £1 each in the capital of HBOS plc hereby sanctions every variation or abrogation of the rights attached to the said shares which is or may be involved in or effected by the passing or implementation of Resolution 19 set out in the notice convening the Annual General Meeting of the Company for 25 April 2006, a copy of which notice has been produced to this meeting and, for the purpose of identification, signed by the Chairman hereof.

By order of the Board,

Harry Baines
Secretary

17 March 2006

Registered office:
The Mound, Edinburgh EH1 1YZ

Notes:

The resolution contained in the Notice convening the Class Meeting is proposed as an Extraordinary Resolution and requires a majority of at least 75% of the votes cast at the meeting in order to be passed. The quorum for the meeting is two people who hold (or who act as proxies for) at least one-third of the total nominal value of the Preference Shares in issue. If this quorum is not present, the meeting will be adjourned, as described in the Notice of Class Meeting. At the adjourned meeting, one person who holds Preference Shares, or his proxy, will be a quorum. You will find enclosed a Form of Proxy and a Voting Card for use at the meeting.

Preference Shareholders should note that, if the resolutions to approve the alteration to the Articles of Association are passed at the Class Meeting and subsequently at the AGM, then, in accordance with the terms of issue of the Preference Shares, the provisions of the Articles of Association permitting the issue of additional Preference Shares in lieu of a cash dividend will be disapplied in respect of the Preference Shares.

Only those Preference Shareholders on the Register as at close of business on Friday 7 April 2006 or, if the meeting is adjourned, as at 48 hours before the time fixed for the adjourned meeting, are entitled to attend and vote. Such a shareholder is entitled to appoint a proxy to attend and, on a poll, to vote instead of him or her. A proxy need not be a shareholder of the Company.

Shareholders can vote by completing and sending the Form of Proxy back to the Registrars in the envelope provided.

Those shareholders who hold Preference Shares through CREST may choose to appoint a proxy using CREST. The CREST proxy instruction must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions as described in the CREST Manual. Time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the Registrars are able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. The Directors may treat a CREST proxy instruction which purports to be or is expressed to be sent on behalf of a shareholder as sufficient evidence of the authority of the person sending that instruction to send it on behalf of the holder.

Forms of Proxy must reach the Registrar, Computershare Investor Services PLC, PO Box 82, The Pavilions, Bridgwater Road, Bristol BS99 7NH by 11.00am on Saturday 8 April 2006 or, if the meeting is adjourned, by 11.00am on Tuesday 18 April 2006. If using CREST, proxy instructions must be received by our Registrars ID 3RA50 by 8.00pm on Friday 7 April 2006 or, if the meeting is adjourned, by 8.00pm on Tuesday 18 April 2006, as messages cannot be sent through CREST on weekends.

If you propose to attend the meeting, please detach and bring the Voting Card with you.

Shareholders who have appointed a proxy may still attend the meeting instead of their proxy and vote in person if they wish, however previous proxy votes lodged with the Company will be excluded.



HBOS plc Non-cumulative 6.0884% Preference Shares Class Meeting

Poll Card

Voting at the Class Meeting will be by way of a poll. The Chairman will direct shareholders on proceedings.

Please indicate with an X in the relevant box below how you wish to vote.

Resolution	For	Against	Withheld
1. To sanction every variation or abrogation of the rights attached to the Non-cumulative 6.0884% Preference Shares of HBOS plc which is or may be involved in or effected by the passing or implementation [illegible] in the notice convening the Annual General	☐	☐	☐



Form of Proxy

HBOS plc Non-cumulative 6.0884% Preference Shares

You can vote by completing and sending this form back in the envelope provided. Instruct your proxy how to vote by placing a cross in the appropriate box below the resolution.

Your proxy will have discretion to vote in respect of your total holding on the resolution if you have not given specific instructions on how to vote. In the case of a corporation, the Form of Proxy should be executed under its common seal and/or by a duly authorised person.

Please complete and return this Form of Proxy to be received by the Registrar no later than 11.00am on Saturday 8 April 2006. The return of this form will not prevent a shareholder from attending the Class Meeting and voting in person.

Full details of the resolution are set out in the Notice of Class Meeting.

I/We being the holder of Non-cumulative 6.0884% Preference Shares in HBOS plc hereby appointed the Chairman of the Meeting or

(insert the name of the person you are appointing as your proxy)

to vote on my behalf as indicated in the resolution box at the Separate Class Meeting of the holders of the Non-cumulative 6.0884% Preference Shares of HBOS plc ('Class Meeting') to be held at 11am on Monday 10 April 2006 or at any adjournment.

Signature

Date

Please place a cross within the box using black ink.

Resolution

1. To sanction every variation or abrogation of the rights attached to the Non-cumulative 6.0884% Preference Shares of HBOS plc which is or may be involved in or effected by the passing or implementation of Resolution 19 set out in the notice convening the Annual General Meeting of HBOS plc for 25 April 2006.

For	Against	Withheld

In the case of Joint Holders only one need sign. The vote of the first named holder who tenders a vote, whether in person or by proxy, will alone be counted.

To be valid, this form must reach the Company's Registrar no later than 11.00am on Saturday 8 April 2006

HBOS plc Non-cumulative 6.0884% Preference Shares Class Meeting

Voting Card

This Card is only required if you are attending the Class Meeting.

The Class Meeting will be held at 33 Old Broad Street, London, EC2N 1HZ at 11.00am on 10 April 2006.

The Class Meeting will commence promptly at 11.00am. You are advised to arrive at least 15 minutes before the start of the Class Meeting to allow time for registration. If you require any assistance on the day, please speak to an HBOS steward on arrival.

Attending the Class Meeting

The Class Meeting will be held at 33 Old Broad Street, London, EC2N 1HZ
at 11.00am on Monday 10 April 2006

10.30am – Doors open
We would encourage our shareholders to arrive at least fifteen minutes before the start of the Class Meeting to allow time for registration.

11.00am – The Class Meeting begins
The voting on the resolution as set out in the Notice will be conducted on the basis of a poll at the end of the Class Meeting. Shareholders will be asked to complete the poll card on the reverse of the Class Meeting Voting Card and place it in the ballot boxes when leaving the auditorium.

Smoking
Smoking is not permitted in the venue.

Admission
Please bring your Voting Card with you, which is attached to your Form of Proxy.

If you have been appointed as a shareholder proxy, please make this fact known on arrival.

Persons accompanying shareholders will be admitted at the discretion of the Company.

Medical Care
If you require medical attention please contact one of the stewards.

Additional Needs
Facilities will be also be available for wheelchair users. Anyone requiring the use of these facilities should contact one of the stewards.

Security
Please leave briefcases, cameras, laptop computers, and tape and video recorders in the cloakroom. Arrangements will be made for their safekeeping. Please turn off mobile telephones before entering the auditorium. You may be asked to submit to a search of personal items.

Refreshments
Tea and coffee will be available on arrival and after the Class Meeting. You will not be permitted to bring food and drink into the venue.

Directions to 33 Old Broad Street
You are strongly advised to travel to the venue by public transport.

By Train
The nearest mainline railway station is Liverpool Street Station. Please allow 5-10 minutes to walk to 33 Old Broad Street.

By Underground
Either travel to Liverpool Street underground station using the Circle, Hammersmith & City, Metropolitan or Central Lines; or travel to Bank underground station using the Circle, District, Northern, Waterloo & City lines or Docklands Light Railway, and walk to 33 Old Broad Street.

For more information, including on how to get there by bus, call London Underground Travel on 020 722 1234 or National Rail Enquiries on 08457 484950.


Attending
the
Class
Meeting
HBOS plc


MOORGATE
SOUTH ELDON
LIVERPOOL STREET
FINSBURY CIRCUS
BLOMF. ST
NEW BRO. ST
LIVERPOOL ST
A1211
WE ARE HERE!
33 OLD BROAD STREET
LONDON EC2N 1HZ
PLEASE ALLOW 5 MINUTES WALK FROM LIVERPOOL STREET
WORMSWOOD
BISHOPSGATE
CAMOMILE
OLD BROAD ST
THROG ST
ST MARY AXE
BANK OF ENGLAND
THREADNEEDLE ST
A10
CORNHILL
LEADENHALL ST
LLOYDS OF LONDON


HBOSplc

Dear Shareholder

HBOS plc (the 'Company')

Meeting of holders of Non-cumulative 6.0884% Preference Shares ('Preference Shares')

At the time of issue of the Preference Shares, the Company undertook to procure that the Directors of the Company would propose and recommend a shareholders' resolution and a resolution of the holders of the Preference Shares ('Preference Shareholders') at this year's Annual General Meeting ('AGM'). This will be to the effect that the provisions of the Articles of Association of the Company permitting the issue of additional Preference Shares in lieu of a cash dividend will be disapplied in respect of the Preference Shares.

As a Preference Shareholder, you will find enclosed the notice convening a separate class meeting ('Class Meeting') to approve the variation of rights which will result from the passing of Resolution 19 at the AGM. This Class Meeting will be held at 11.00am on Monday 10 April 2006 at 33 Old Broad Street, London, EC2N 1HZ. Directions to the venue can be found on the reverse of this letter. You can vote on the Class Meeting resolution by completing and sending the enclosed Form of Proxy back to Computershare Investor Services PLC (the 'Registrar') in the envelope provided or, if you hold shares in CREST, by following the instructions in the Notice of Class Meeting (the 'Notice').

The AGM will be held on Tuesday 25 April 2006 at 11.30am at the Manchester International Convention Centre. The notice convening the AGM, a copy of which is enclosed, contains a resolution to amend the Articles of Association (Resolution 19). You are entitled to vote on this resolution and voting papers will follow shortly.

The results of the voting at each meeting will be announced to the UK Listing Authority and will be shown on our website www.hbosplc.com no later than the day following the announcement to the UK Listing Authority.

Should you have any questions regarding this Class Meeting, please telephone Shareholder Services on 0113 235 7729 between 9.00am and 5.00pm (Monday – Friday).

Yours sincerely

Dennis Stevenson
Chairman


HBOSplc
CLASS MEETING
10 April 2006 at 11.00am
33 Old Broad Street, London

FOR OFFICE USE ONLY
BA/99999999/99999
Mr A B Sample
1 Sample House
Sample Road
Sample Town
Sample County
WX1 9YZ


RECEIVED
APR 12 2006
160
WASH, D.C.
SECTION

Joint Holders/Executors
Mrs C D Sample
Mr E F Sample

Your Folio Number: Z9999999999

Dear Shareholder

I am pleased to enclose information on your forthcoming Annual General Meeting (AGM) along with your copy of the Annual Review and Summary Financial Statement 2005 and Notice of Meeting.

Your AGM will take place at the Manchester International Convention Centre on Tuesday 25 April 2006.

I recognise that you may not be able to attend the AGM, so there are three alternative ways you can vote:

- complete the enclosed Form of Proxy and return it to Computershare Investor Services PLC (the Registrar) by 11.30am on Sunday 23 April 2006;
- online using your unique Personal Identification Number (PIN) shown on your Form of Proxy; or
- if you hold your shares in CREST, follow the instructions in the Notice of Meeting.

The results of the voting will be announced to the UK Listing Authority and will be shown on our website www.HBOSplc.com on Wednesday 26 April 2006.

Your AGM will be broadcast live by webcast commencing at 11.25am on Tuesday 25 April 2006. Please visit www.HBOSplc.com/agm/webcast

Please note that there are important documents within this pack, including a copy of your Consolidated Tax Voucher (if you have not already received a copy with your dividend payment). You need to keep these for your records and they may be required by HM Revenue & Customs.

I look forward to seeing as many shareholders as possible in Manchester.

Yours sincerely

Dennis Stevenson
Chairman





HBOS plc. Registered in Scotland No. SC218813.
Registered Office: The Mound, Edinburgh EH1 1YZ. HBOS plc is a holding company, subsidiaries of which are authorised and regulated by the Financial Services Authority.

Cell

A thank you from the HBOS Foundation

The HBOS Foundation would like to take this opportunity to thank HBOS plc shareholders for donating generously to the Foundation in 2005.

Shareholders who elect to receive their dividends in shares can help make a difference to someone's life by choosing to dona any cash amount of £3 or less left over from the purchase of shares straight to the HBOS Foundation.

By completing the HBOS plc Dividend Reinvestment Plan Mandate Form and ticking the GiftAid box, the HBOS Foundation w also be able to claim a further 28p in the £1 on your donation from the HM Revenue & Customs. Please note that only cash le over of £3 or less will be automatically donated to the HBOS Foundation – any amount above £3 will be retained and carried forward to the next dividend payment.

For more details about the HBOS Foundation, please visit their website at www.hbosfoundation.org

The HBOS Foundation is an independent charity registered in Scotland. Charity No. SC032942.

IMPORTANT TAX INFORMATION

HBOS Certificated/CREST

Your Folio No. Z9999999

Consolidated Tax Voucher

BA/99999999/99999
Mr A B Sample

Joint Holders/Executors
Mrs C D Sample
Mr E F Sample

Remember you have a legal obligation to keep records for t purposes. Please note that these are your current bank or building society details registered to receive dividend payme

Sort Code 99-99-99
Account No. 99999999
Roll No. 99Z99999999

This Consolidated Tax Voucher details dividends paid on your holdings of HBOS plc Ordinary Shares of 25p each for the yea ended 5 April 2006. These have either been paid direct to the above numbered account or reinvested in further ordinary shar in accordance with your instructions.

If you have previously received your dividend payment by cheque, the details are not included below as you will already have been provided with a tax voucher with the cheque.

Dividend Payment	Dividend rate per share	Paid to holders registered on	Payment Date	Holding	Tax Credit	Dividend Paid
Final	22.15p	18/03/05	13/05/05	999	£9.99	£99.99
Interim	11.75p	12/08/05	07/10/05	999	£9.99	£99.99
				Total	£19.98	£199.98

You should keep this certificate safe as it is accepted by HM Revenue & Customs as evidence of the Tax Credit. This tax voucher (Ref BV 854) has been approved by HM Revenue & Customs.

H. F. Baines, Company Secretary, HBO



Annual Review & Summary
Financial Statement 2005
Notice of Meeting

James Crosby summarises the Group's performance in 2005

Strong growth in profits
In 2005, measured volume growth, stable margins, tight cost control and capital discipline enabled HBOS to deliver another strong set of results.

Profit before tax rose by 17% to £4,808m and underlying profit before tax increased by 13% to £4,842m. Underlying earnings per share rose 11% to 86.4p while basic earnings per share rose 10% to 82.2p.

Dividend up 10%
Our dividend policy is to target underlying dividend cover of around 2.5 times. In line with this policy, the Board is proposing a final dividend of 24.35p taking the full year dividend to 36.1p, 10% higher than in 2004. Underlying dividend cover has therefore risen to 2.4 times against 2.3 times last year.

Focus on returns
Through a clear focus on return led growth we seek to preserve the significant gains in return on equity secured through the creation of HBOS. Last year, the Group RoE was 19.6%, unchanged as compared with a year earlier and once again in the middle of the 19-20% benchmark return range we judge as sustainable for HBOS.

We continued to deliver good volume growth. An emphasis on asset quality and returns rather than just volume saw us make a deliberate choice in favour of measured growth in UK lending markets with much more rapid growth elsewhere, notably in Ireland and Australia. Overall, customer lending and deposits grew at 9% and 7% respectively. Our UK investment product and general insurance businesses both gained market share. Improving investor sentiment helped our investment businesses to achieve an 18% increase in sales, whilst in a comparatively benign trading environment general insurance sales rose 14%.

Encouraging trends
Margin trends across the Group were encouraging. In Banking, the Group net interest margin was virtually unchanged at 180bps (2004 179bps). In our UK investment businesses new business profitability was stable at 26% of annual premium equivalent (2004 25%). The underwriting performance of both our household and repayment insurance lines remained very strong, matching or bettering that achieved in 2004. In contrast, motor insurance underwriting results reflected intensifying price competition.

Further improvements in operating efficiencies across the Group enabled us to achieve a seven point gap between income and cost growth, bringing the Group's cost:income ratio down to 42.2% from 44.7% a year earlier.

Underlying operating income grew by 13%. The general stability of margins saw net interest income rise 9% whilst particularly strong growth in Corporate and Retail enabled us to record a 20% increase in underlying non-interest income.

Costs on target
Underlying operating expenses rose by 6%. As we indicated this time last year, this growth reflects substantial investment in infrastructure and capability in our International and Treasury & Asset Management businesses. Excluding those divisions, underlying operating expenses across our Retail, Corporate and Insurance & Investment divisions increased by just 2.5%, in line with the tight target we set.

Credit performance as expected
Credit performance was mixed but much as expected. In Retail we saw continued seasoning of our heavily collateralised secured book coupled with a modest deterioration in the unsecured book, in line with general trends in the UK economy. In contrast, Corporate's and International's results reflect improving credit environments. Overall, as a percentage of closing customer advances, impaired loans increased to 2.37% (2004 2.03%). Closing impairment provisions, as a percentage of closing customer advances, increased modestly to 0.85% (2004 0.81%). The Group impairment

Contents

James Crosby Chief Executive's Report

James Crosby's summary of the Group's performance on pages 2 and 3 and Andy Hornby's review of the Group's achievements on pages 4 to 6 use the financial information prepared on a comparable basis as set out on page 15.

losses were £1,599m (2004 £1,255m) representing 0.49% of average customer advances (2004 0.42%).

Capital discipline continues
Capital generation in HBOS strengthened further. During the year £994m of shares were bought back for cancellation at an average share price of £8.55. In December we announced plans to reduce the risks associated with funding our pension liabilities. These included accelerated funding to reduce and then eliminate the deficit entirely. As at the end of last year we had set aside £1bn for this purpose, of which it is intended £800m will be paid before the end of 2006, subject to final agreement with the scheme trustees. Even so the Tier 1 ratio rose to 8.1% (2004 7.9%) and our total capital ratio increased to 12.4% (2004 12.3%).

Regulatory agenda
Our thinking on Basel II, where we intend to apply for the 'Advanced' approach, has centred on improving the way we do business, rather than just compliance. The way we manage capital is entirely consistent with the recent FSA consultation paper but the adoption of Basel II techniques should not in themselves change our view of the appropriate level of capital to hold. This view is not and will never be determined by regulatory minima.

In all probability, last year saw the peak in volumes of endowment complaints. However, they continued to run at high levels throughout the year and we have set aside a further £130m, bringing the total set aside in 2005 to £260m, to represent our best estimate of the cost of compensation.

Confident for the year ahead
The economic background to trading in the UK remains encouraging. Consumer spending and inflation pressures remain subdued. So despite recent indications to the contrary, we continue to expect interest rates to fall further. Growth in the economy should quicken later in the year ensuring that employment prospects will remain robust.

This year will see increased activity in the housing market. However, we still expect price movements to be modest, even as and when interest rates do fall.

In UK retail banking we will continue to opt for measured asset growth whilst investing in the key drivers of future growth, greater cost efficiency and improved customer service.

We continue to be wary of apparently buoyant trading conditions in UK corporate banking. Such an environment calls for caution and a clear focus on returns rather than volume.

Much improved sentiment in equity markets and a benign trading environment in general insurance mean that we expect both areas to be important sources of near term growth for HBOS.

Economic prospects in our major international markets are particularly encouraging. In both Ireland and Australia, this year will see significant progress in establishing diversified financial services businesses that successfully challenge the current incumbents in those markets.

We are confident that 2006 will be another strong year for value creation in HBOS.

James Crosby
Chief Executive

James Crosby will be leaving the Group on 31 July 2006 and will be succeeded by Andy Hornby, Chief Executive Designate.

Andy has six years Board experience at Halifax and HBOS and a tremendous track record as Chief Executive Retail at HBOS.


£4.81bn
Profit before tax
up 17% in 2005


2.3
2.9
3.8
4.1
4.8
01
02
03
04
05


The results relating to 2001 – 2003 are prepared in accordance with UK GAAP


36.1p
Dividend per
share up 10%


28.0p
29.4p
30.9p
32.95p
36.1p
01
02
03
04
05


86.4p
Underlying
earnings per
share up 11%


47.7p
56.1p
68.5p
78.0p
86.4p
01
02
03
04
05

Andy Hornby, Chief Executive Designate, reviews the achievements of the year

Operating Review
In the UK, we retained a deliberate degree of caution in our core retail and corporate lending markets. Elsewhere, in general insurance and investment products, sales demonstrated strong growth particularly in bancassurance and wealth management, reinforcing our position as the UK's No. 1 investment business for total new sales. In our International businesses we made significant progress, particularly in Ireland and Australia, as we establish platforms that will challenge the retail banking incumbents.

Performance by Division
Retail
Measured growth in both secured and unsecured lending markets, with a focus on revenue growth linked to tight cost control saw Retail once again preserve strongly positive 'jaws' between revenue (up 10%) and costs (flat). Underlying profit before tax increased by 8% to £2,283m.

Retail again produced strong income growth with net operating income up 10%. The Retail net interest margin was stable at 184bps (2004 185bps) with net interest income growing by 8% largely reflecting the growth in average advances. Non-interest income was strong, rising 16% and again benefiting primarily from past volume growth.

Average advances grew 9% as returns were preserved at this stage in the cycle. In mortgages we therefore chose not to chase the growth in the market in the final quarter. We are comfortable that at 21% (2004 23%) our share of the gross mortgage market strikes the right balance between growth and returns at this point. Levels of principal repaid, driven primarily by previous years' higher loan growth, reduced the net lending outcome to a full year 14% share of the net mortgage market (2004 17%). We expect levels of principal repaid to reduce naturally in 2006 and 2007 on the back of lower levels of gross lending delivered in the past three years. This combined with a strong opening pipeline of new business will naturally result in a higher net lending market share without the need for us to change our stance on the balance between measured growth and shareholder returns.

We chose to hold our market share in a subdued personal loans market, growing balances by 1%. In credit cards, we continue to benefit from our extensive multi-brand product range and we remain successful in targeting growth in higher quality segments of the market, acquiring 1 million new accounts and growing balances by 20% in 2005.

Impaired secured loans as a percentage of closing advances increased to 2.21% (2004 1.45%) reflecting the continued seasoning of the book due to slowing asset growth, the mix of new business incorporating a market weighting of higher return specialised lending and a lower level of re-mortgages. The provisions coverage of secured impaired loans at 10% (2004 12%) reflects our unchanged formulaic methodology for impairment provisioning.

As expected we have begun to see a levelling off in the growth of mortgage arrears in the second half with a marked slowdown initially in mainstream arrears. We continue to target strong asset cover with the loan to value ratio ('LTV') of new lending during the year stable at 60% (2004 59%).

Unsecured impairments also reflect the continuing seasoning of the book and a modest deterioration due in large part to the market tightening of credit availability. Impaired unsecured loans as a percentage of closing advances increased to 11.5% (2004 10.8%). The coverage of impaired unsecured loans by impairment provisions increased to 73% (2004 70%).

Total operating expenses were held at the 2004 level. The gap between revenue and cost growth was therefore 10% resulting in a further significant fall in the cost:income ratio to 39.8% (2004 43.6%). The Retail business has delivered on its goal of a sub 40% cost:income ratio two years ahead of plan.

We remain very optimistic about the long term growth potential of our Retail business as evidenced by our announcement that we will be opening up to 100 new branches over the next 5 years.

Corporate
Underlying profit before tax increased 21% to £1,420m, as we continued to benefit from previous periods' higher growth, measured new lending and a favourable credit experience.

At this stage in the cycle there is increasing competition, both in terms of price and lending criteria. Our strategy maintains a focus on preserving returns with active sell down of underwritten positions enhancing returns. Growth in advances has been held at 8%.


Andy Hornby
Chief Executive
Designate
Business
Performance
Retail
With the launch of the
Children's Regular Saver
Account we welcomed a
new group of customers
to savings, and more
than 30,000 accounts
were opened in the first
two weeks.
clear
innovation

The fall in the net interest margin to 215bps (2004 226bps) points to the current highly competitive nature of the corporate market. The modest fall in the second half of the year however, has helped to sustain a 5% increase in net interest income.

The focus on fees and commissions from new and existing customers during a period of growth restraint has been rewarded with an increase in non-interest income of 44%. Realisations assisted this growth in the year and we expect this to be an ongoing feature of results as our pipeline of unrealised gains is little changed at the end of 2005 versus 2004. We therefore remain confident that the contribution from non-interest income enjoyed in the past few years remains sustainable going forward.

Overall net operating income grew by 19% and underlying operating expenses by 8% leading to a further reduction in the cost:income ratio to 28.7% (2004 30.8%).

Credit performance has again improved. Impaired loans as a percentage of closing advances fell to 1.41% (2004 1.85%). Impairment losses as a percentage of average advances likewise fell to 0.56% (2004 0.58%). The coverage of impaired loans by impairment provisions increased to 63% (2004 53%).

Our Corporate business continues to enjoy good long term growth prospects particularly in the area of integrated finance where we have developed a 'one stop shop' client relationship model, providing HBOS with a sustainable flow of high return business.

Insurance & Investment

Both our General Insurance and Investment businesses showed strong sales growth during the year. Underlying profit before tax however decreased by 1% to £489m.

Underlying profits for the General Insurance business increased by 13% to £254m, with solid growth in premium income, supported by high retention rates amongst existing customers and favourable claims experience, particularly on household business.

General Insurance sales overall were up 14% with repayment insurance sales up 18% driven by strong sales in third party business. Sales of Household insurance grew 5% with 87% of new policies now unrelated to Group mortgage sales. Motor insurance sales rose 16%, helped by investment in the esure, First Alternative and Sheilas' Wheels brands, although increased competition held back premium rate increases.

In December 2005, the OFT announced a study into Payment Protection Insurance, ('PPI'). We continue to believe that PPI meets a real need for customers and as a responsible lender, our products meet the requirements of customers and regulators.

Underlying profit before tax in our Investment business fell by 13% to £235m. The fall in profits reflects the £100m of one-off benefits of efficiency improvements and favourable operating experience reported in 2004.

Investment sales rose 18% reinforcing our position as the No. 1 investment provider in the UK. Sales through the bancassurance channel increased 22% on the back of further productivity improvements from our advisory team which now totals over 1,000 advisors. Wealth Management sales increased 25% as confidence returned throughout 2005 in the wealth management market and St James's Place is well placed to benefit from the advice opportunity created by Pensions 'A' Day legislation.

New business profitability was stable at 26% of annual premium equivalent (2004 25%).

The strength of our multi-brand, multi-channel distribution, positions us well to continue gaining market share in investment products. Our low cost operating platforms are designed to convert our market share growth into sustainable strong shareholder returns.

International

Underlying profit before tax in International increased by 50% to £610m. The results benefited from the full year consolidation of Drive Financial Services ('Drive') and the inclusion of Heidelberger Leben from July 2005.

In Australia, we focused on the expansion of our East Coast presence. Underlying profit before tax increased 17% to £224m. Advances and deposits grew 35% and 50% respectively. The net interest margin was virtually unchanged at 239bps (2004 241bps). Credit quality remained good with impairment losses as a percentage of average advances at 0.19% (2004 0.14%). As a percentage of closing advances impaired loans reduced to 0.66% (2004 0.76%).

In Ireland, we announced our plans to develop our retail business alongside the purchase in 2005 of a branch network from the Irish Electricity Supply Board. We plan to open 46 branches at a rate of one new branch every 10 days. During a period of significant investment, underlying profit before tax nevertheless increased by 7% to £104m. Advances and deposits grew 36% and 13% respectively. Net interest margins fell to 177bps (2004 201bps) driven primarily by the retail expansion.



orporate
2005, Bank of Scotland
orporate funded the
takeover of the
ersey Dock and Harbour
ompany by Peel Ports and
Group – our largest
underwriting venture to date.



Ins

Within hours of the Buncefield Fuel Depot explosions in Hemel Hempstead, our personal claims consultants were on the ground with 250 policyholders.

Impairment losses as a percentage of average advances were 0.20% (2004 0.15%) and as a percentage of closing advances, impaired loans fell to 1.98% (2004 2.07%).

In the Europe & North America division, underlying profit before tax increased 135% to £282m, including the positive impact of the consolidation of Drive from November 2004 and the inclusion of Heidelberger Leben from July 2005. On a 'like for like' basis, adjusting for these businesses, underlying profit before tax increased 83% on the back of strong income growth and improved credit performance.

Credit quality improved substantially in 2005. Impairment losses as a percentage of average advances improved to 1.26% (2004 1.81%) and impaired loans as a percentage of closing advances improved to 1.61% (2004 2.52%).

Investment sales in 2005 returned back to a more normal level experienced before the tax driven surge in new business in Germany in the final quarter of 2004 and fell by 42%.

For 2006, each of our International businesses is now operating from a strong platform which positions us well for controlled growth.

Treasury & Asset Management
In Treasury & Asset Management underlying profit before tax decreased 4% to £263m largely as a result of the £31m impact from IFRS derivative hedge accounting, £30m of which relates to timing differences of income recognition. Excluding this factor, the underlying profit before tax increased by 7%.

Planned investment in our new Treasury branch in Sydney and our Asset Management operational infrastructure saw a 17% increase in operating expenses. These investments resulted in the cost: income ratio moving to 48.5% (2004 43.5%).

Treasury's active support of the Group's capital and funding plans included four capital issuances for HBOS plc and one for Clerical Medical Finance plc. These included the first Sterling Tier 1 £750m preference share issue to be marketed to both institutional investors and retail intermediaries, further diversifying the Group's investor base.

Treasury assets remain exceptionally high quality with 99% rated A or above, and again no requirement for any impairment provisions.

Insight's funds under management increased to £88.7bn (2004 £77.7bn) helped by a strong investment performance in our fixed income and property asset classes. We further developed our leading position in the liability driven investment ('LDI') market consistently being shortlisted for LDI mandates.

Strategy
Our core focus remains on growth from the UK. There is considerable scope for UK organic growth to continue to create value for our shareholders.

In our core retail, general insurance and investment markets, we have exacting benchmark market share targets. Our long term goal is to achieve 15-20% market shares in all our key retail financial service products. In Insurance & Investment we will continue to build on our distribution strengths to target gains in market share. We have strong capabilities and presence in our corporate markets where we continue to follow a return led strategy, choosing an appropriate level of growth relative to the cycle.

In 2005, we laid the groundwork for the retail strategy in Ireland. In Australia our expansion into the East Coast continues. In our Europe & North America division we now have a strong multi-brand, multi-product business, which is already showing encouraging growth. We are now well positioned to grow our international businesses and deliver the value creation demanded of investments to date.

We will continue to prioritise asset growth in areas delivering strong and sustainable shareholder returns.

Our simple philosophy about capital discipline will continue. We will only ask shareholders for capital if we need it and we will return surplus capital when we do not need it. In 2005, we bought back for cancellation £994m of our shares. For 2006 we again expect to generate surplus capital and in December we announced that we intend to buy back initially up to £750m of our shares in 2006.

We have a good track record of tight cost control but have no doubt that more can be achieved. We therefore expect the cost:income ratio to continue to improve from today's 42.2% level despite the £130m investment we plan to make in our International and Treasury & Asset Management divisions in 2006. Our three core UK divisions (Retail, Corporate and Insurance & Investment) will target combined cost growth of no more than 3.5% in 2006.

Going forward, we will build on the core HBOS strengths of multi-brand and multi-channel distribution, diversified earnings streams, low cost operating platforms and our strong capital base.

Our continuing strategy of selective growth in the UK, targeted international expansion, disciplined capital management and rigorous cost control is the strong underpin to our expectation of further value creation for our shareholders.

Andy Hornby
Chief Executive Designate


Business
Performance
clear
horizons
HBOSplc
6
International
Madrid is home to the headquarters of Banco Halifax Hispania, which largely serves the growing British expat community in Spain, and is enjoying rapid expansion.
Annual Review &
Summary Financial Statement 2005
Our trading business performed strongly across credit, foreign exchange and interest rate derivatives, with revenues up 18%.

Taking care of tomorrow
Achieving confidence and trust in our brands should differentiate HBOS from its peers and underpin our sustainable growth. We see our primary responsibility as ensuring our business is run successfully, delivering strong financial performance for our many shareholders and transparent, value for money products to our customers.

The publication of *The Way We Do Business* (WWDB) last year, which gives all of our stakeholders guidance on the standards we aspire to, together with our commitment to report against 48 key performance indicators ('KPIs'), represented an important step forward for HBOS.

We are ranked 9th in the main UK measure of Corporate Responsibility, the Business in the Community Index and for the second year in a row, we were also included in the Dow Jones Sustainability Index.

Governance
The delivery of WWDB is assessed annually by the Board alongside reviews in areas such as environment and community investment. In 2005 WWDB annual review included an analysis of supporting KPIs for the first time. Phil Hodkinson oversees corporate responsibility at Board and Executive Committee level and will chair a new WWDB Action Group from 2006. WWDB is also progressed through the Customer Contract Forum and the Diversity Leadership Group, both chaired by James Crosby and the HBOS Communications Group chaired by Andy Hornby.

Risks and opportunities
We do not pursue corporate responsibility separately from our business goals, it is foremost about our customers and products.

Marketplace
Our strategy of offering competitively priced, transparent and innovative products again delivered for consumers and shareholders. We opened 645,000 new bank accounts and acquired over 1 million new credit card accounts. Our savings and banking credit balances increased by 4%.

In 2001 HBOS brought some much needed competition to the industry with a high interest bearing current account alongside a no-hassle switching service. In 2005 we built on this with the launch of 'Moneyback', the first current account in Europe with a debit card that offers cashback on purchases.

In 2005 we took the lead on improving clarity around ATM charges. All 2,700 Halifax and Bank of Scotland ATMs now feature green signs stating that cash withdrawals are free. We firmly believe that if all free ATMs are labelled with green signs and all charging machines display red signs, then transparency and consumer choice will be greatly enhanced.

Workplace
The sustained success of HBOS requires a high degree of engagement and motivation amongst all our colleagues. The HBOS People Strategy, the colleague commitments within *The Way We Do Business*, and the supporting HR policies and practices are all designed with this in mind. Progress in delivering our People Strategy is tracked by the Board.

Colleagues who are truly engaged with the business consistently demonstrate strong performance and are strong advocates of HBOS, as an employer and of our products and services, clearly contributing to achieving our business goals. Colleague advocacy is a critical measure of performance in this area, and is assessed monthly and annually by MORI.

The HBOS Total Reward philosophy focuses on delivering outstanding rewards for outstanding performance. In addition to our Sharekicker and Sharesave schemes, during 2005 we gave all colleagues free shares, replacing our previous share options scheme and demonstrating our commitment to share ownership by colleagues.

We also announced some major changes to our pension schemes: aligning scheme benefits and addressing the deficits in our final salary schemes, and signalling a much more proactive stance on membership levels for our money purchase scheme.

We made good progress with our Unions, ACCORD and AMICUS, developing a partnership agreement to provide the framework for our industrial relations and employee relations activities. Our relationship with both Unions is healthy. Our joint discussions are conducted in a spirit of mutual respect and understanding.


Corporate
Responsibility
Retail banking IT colleagues volunteered to help give the social room of the Leeds Society for Deaf and Blind People a much needed makeover.
Annual Review &
Summary Financial Statement 2005
HBOSplc
7

In 2005 we launched a new approach to how we define what 'good' looks like for our leadership group (our most senior 2,500 colleagues). This 'Leadership Commitment' will set the standard for managing our leaders' performance and determining their reward; it will also be the basis for recruiting, promoting and developing senior colleagues.

Employing around 72,000 people as we do and operating throughout the UK and internationally, we recognise the importance of embracing all aspects of diversity amongst both our colleagues and our communities. It remains a priority for us to ensure that our leadership teams demonstrate diversity awareness in everything they do and act as role models for the rest of our colleagues.

Community
We make a significant contribution to UK communities not only as a provider of financial services, but also as an employer and a significant generator of wealth. According to an independent review by the Centre for Economic and Business Research, HBOS contributes £10bn to the UK economy, equivalent to 0.8% of GDP. We have a presence all over the UK, with over 13,000 employees in each of our Scottish and Yorkshire heartlands and we invest significantly in both areas. Our overall community investment in 2005 amounted to £43.14m.

In 2005, the HBOS Foundation gave £2.13m in national and regional grants to projects focusing on money advice and financial literacy, and developing and improving local communities, it's two main themes.

The 2005 Million £ Challenge, including contributions from both colleagues and HBOS Foundation, raised £2.3m for NSPCC/Children First, Help the Aged, Samaritans and the Tsunami Appeal. An additional £0.35m was donated to the Tsunami Appeal by colleagues.

Our increasingly successful matched funding scheme also raised a total of £1.67m to support almost 550 other charities. The number of colleagues volunteering also more than doubled in 2005 to over 5,000. In total, £10.6m has been raised via the HBOS Foundation over the last three years.

We invest significantly in financial inclusion, by helping deprived sections of the community to access our products and services. We are the biggest provider of social banking in the UK, with almost 60% of the market. Halifax is the only bank to work with the Government on the Saving Gateway scheme, designed to encourage saving in low-income communities by matching customers' new savings pound for pound up to £375.

Environment
As the UK's leading mortgage lender and a major home insurer, a key concern for HBOS is the issue of climate change. HBOS is alone amongst major lenders in providing a flood cover guarantee to its 1.8 million building insurance policyholders up to 2008. We continue to incorporate environmental considerations into our investment and lending assessment processes. Insight Investment published its second benchmarking survey of 12 FTSE listed housebuilders' environmental performance last year. We also announced that our Corporate Division would be adopting the Equator Principles, voluntary guidelines for managing environmental and social issues in project finance lending.

Looking to the Future
Gaining a reputation for leadership in corporate responsibility is a positive differentiator and we will continue to work to improve our performance. *The Way We Do Business* will be reviewed in 2006 as well as its 48 KPIs, to ensure it remains relevant and meets our stakeholders' needs.

Further details can be found at http://www.hbosplc.com/community/corporate_responsibility_home.asp


Corporate
Responsibility
continued
Free personal
cash withdrawals
information
upfront

Clear cash machine information
We were the first UK financial services organisation and ATM provider to feature colour-coded green labels on all our ATM's, informing customers they would not be charged for withdrawing money from the cash machine. This demonstrates our commitment to enhancing transparency and consumer choice.

Volunteering
In 2005 5,147 colleagues volunteered with charities and community groups across the UK with over 3,500 colleagues taking part in team challenges, providing practical help and support for local community groups.



Our Remuneration Policy

To deliver the Group's objective of creating real increases in shareholder value relative to the finance sector, the Group needs to attract, motivate and retain the most capable and committed people and create the right employment conditions and reward opportunities for them. The remuneration policy for the Executive Directors and other colleagues is aligned with this objective. Accordingly, the focus of remuneration policy, particularly for our most senior colleagues, is not simply on salary but is particularly on incentive plans that are closely aligned with the delivery of both operating plans and relative increases in shareholder value. Specifically, the purpose of the incentive plans is to provide a direct link between each individual's remuneration and three components of performance, namely their own, that of the business they work in and that of the Group, both annually and over the longer term.

Therefore, for 2006 and for 2007 (subject to review), as has substantially been the case since 2002:

- salary policy will be set at around market median;
- short term incentive outcomes will be based on the extent to which we deliver annual and biennial operating plans, with encouragement to take any outcomes in the form of shares;
- long term incentive outcomes will be focused on the extent to which we outperform our competitors in terms of total shareholder return, with any outcomes in the form of shares; and
- benefits policy generally will be set around market median with flexibility for colleagues to choose benefits which best meet their needs.

Salary Policy and Practice

Salary benchmarks are reviewed annually, taking account of information from independent sources on salary rates for comparable jobs in the finance sector and in other relevant major listed companies. Salaries are normally reviewed annually in May but can be reviewed at any time. There is no automatic annual salary increase.

On average, at the end of 2005, the salaries of the Executive Directors were at the market medians. The specific salaries in place at the end of 2005 for the Executive Directors were:

James Crosby £875,000, Phil Hodkinson £575,000, Andy Hornby £685,000, Colin Matthew £550,000 and George Mitchell £610,000 (retired 31 December 2005).

Three Executive Directors (Phil Hodkinson, Andy Hornby and Colin Matthew) were promoted to significantly larger roles during the year and received salary increases to reflect their new responsibilities. However, the aggregate salaries of the Executive Directors in force at the end of 2005 were about 4% lower than the aggregate in force at the end of 2004.

The Chairman's fee in force at the end of 2005 was £575,000, a year on year increase of 4.5%.

Short Term Incentive Policy and Practice

In 2006, there are two elements to the short term incentive plan; the core element, which is broadly unchanged from 2005; and the extended element, which (subject to shareholder approval at our Annual General Meeting) is new for 2006-2007 and beyond.

The levels of payments under the core short term incentive plan are dependent on the extent to which participants achieve their annual operating plan objectives. In 2006, for the Executive Directors, payment of target incentive requires the achievement of targets including those for earnings per share and return on equity and the attainment of a certain level of profitability. The target and maximum incentive payments for each Executive Director are, respectively, 75% and 112.5% of salary, provided that the participant opts to take their annual incentive in shares rather than in cash, retains those shares for three years and remains in the employment of the Group (or ranks as a qualifying leaver) during that three year period. This feature clearly aligns the interests of participants and shareholders by encouraging participants to be both long term colleagues and long term shareholders, having first achieved stretching performance targets in relation to their annual operating plans. Those who opt to take their annual incentive in cash rather than in shares only get payouts at two thirds of these levels, namely target and maximum incentive payments of 50% and 75% of salary, respectively. There is no core short term incentive plan for the Chairman.

The levels of payments under the extended short term incentive plan are dependent on the extent to which participants consistently achieve Group operating plan objectives. In 2006-2007, for the Executive Directors, payment of target incentive requires the achievement of targets including those for earnings per share and return on equity and the attainment of a certain level of profitability. The target and maximum incentive payments are respectively 37.5%


Our Remuneration Policy
To deliver the Group's objective of creating real increases in shareholder value relative to the finance sector, the Group needs to attract, motivate and retain the most capable and committed people and create the right employment conditions and reward opportunities for them.
people first

and 56.25% of salary, if taken in shares, with payments at two thirds of these levels if taken in cash. There is no extended short term incentive plan for the Chairman.

In 2005, short term incentive plan outcomes were dependent on delivering annual operating plans. The Group's underlying profit before tax was up by 13% from £4,279m to £4,842m, underlying earnings per share increased by 11% from 78.0p to 86.4p and the Group's post-tax return on mean equity remained stable at 19.6%. All these outcomes were ahead of our planned performance for 2005. Therefore, under the short term incentive plan, Executive Directors in place throughout the year received cash payments representing 67% of their aggregate basic salaries, this being higher than the target but lower than the maximum incentive amounts of 50% and 75%, respectively, of their aggregate basic salaries. Each Executive Director has been given the opportunity to invest that cash in HBOS shares which may effectively increase the incentive outcomes by half, from 67% of salary to 100.5% of salary, provided that those shares are retained for at least a three year period under the Group's 'sharekicker' arrangements.

Long Term Incentive Policy and Practice
Participants in the long term incentive plan are granted conditional shares shortly after the start of the financial year equal to the number of shares secured by a percentage of the participant's salary. For awards in 2006 for Executive Directors the grant level is based on 100% of salary, as has been the case in previous years. The number of shares actually released to participants under the plan is dependent on the Group's annualised total shareholder return ('TSR') (defined as the gross overall return on ordinary shares of HBOS after all adjustments for capital actions and re-investment of dividends or other income) over 2006-2008, compared to the annualised weighted average TSR of a basket of comparator companies from the banking and insurance sectors. No shares are released for relative TSR performance at 0% p.a. (or below). A maximum of 200% of the shares is released for relative TSR performance at 6% p.a. (or above). Intermediate positions are determined by interpolation. If the relative TSR performance does not exceed 0% p.a. after three years, the conditional share grant lapses. There is no retest. There is an equivalent plan for the Chairman.

In 2005, the long term incentive plan established for 2005-2007 was broadly the same as is intended to be established in 2006 for 2006-2008. Similar arrangements applied from the starts of 2002, 2003 and 2004.

For the 2003-2005 plan, the performance of HBOS exceeded the weighted average of the comparator group by 5.49% p.a. in terms of total shareholder return. Based on the market capitalisation of HBOS at the start of 2003, this is equivalent to added value for shareholders of £5.46bn relative to the weighted average performance of the comparator companies.

As a result, under the long term incentive plan, qualifying Executive Directors in place throughout the three year period, together with the Chairman, are entitled to 183% of share grants made to them in 2003 after the three year performance period.

In relation to all plan participants, of the added value for shareholders equivalent to about £1.82bn p.a., about 1.5% of this will be effectively distributed to plan participants through share grant releases - with the balance of about 98.5% for the benefit of shareholders.

Our Remuneration Policy continued


achieve
more

The Group recognises that Executive Directors may be invited to become Non-executive Directors of other companies and that such appointments can broaden their knowledge and experience, to the benefit of the Group.

All the Executive Directors (including James Crosby, who leaves on 31 July 2006) have elected to receive their shares from the 2003-2005 plan in March 2006.

Benefits Policy and Practice
Each Executive Director is provided with benefits, which principally comprise a company car (or cash in lieu), pension arrangements, paid leave, healthcare cover and preferential terms for certain Group products. There are no such benefits for the Chairman or Non-executive Directors.

The most material benefit for Executive Directors is pension. The average annual cost of pension benefits over future service periods for Executive Directors is currently equivalent to 42% of salary. However, we have decided to cease their accrual of pension on 6 April 2006 when the Pensions 'A' Day legislation takes effect. Participants for whom pension accrual ceases will receive an annual cash allowance of 25% of salary, paid monthly, in lieu. It will not count as salary for the purposes of the incentive schemes.

Other Policy Components
Service contracts apply to the Chairman and to the Executive Directors.
The contract in force at the end of 2005 in respect of the Chairman runs for a three year term to 30 June 2008. If the contract is terminated by the Group prior to the expiry of the term, compensation up to the equivalent of one year's fee may, in certain circumstances, be payable.
Each Executive Director has a service contract which can be terminated by the Group giving one year's notice or by the Director giving six months' notice. If any contract is terminated by the Group prior to the expiry of that period of notice, compensation up to the equivalent of one year's salary may, in certain circumstances, be payable.
Executive Directors are expected to make reasonable efforts to mitigate for any loss arising from early termination of their contracts.

The Group recognises that Executive Directors may be invited to become Non-executive Directors of other companies and that such appointments can broaden their knowledge and experience, to the benefit of the Group. Provided that it does not have any material impact on their Group duties, each Executive Director is generally encouraged to accept one such appointment and to retain any resulting fee. In certain circumstances, an Executive Director may be permitted to accept two such appointments with fees for the second appointment donated to charity.

The Group believes that share ownership by colleagues throughout the Group enhances their alignment with shareholders' interests. Therefore colleagues in the Group are able to acquire shares through the sharesave plan; through the share option plan (until 2004) and the free share plan (from 2005); through the sharekicker facility in our short term incentive plans, through long term incentive plans and through personal purchase using the Group's, or other, sharedealing facilities. The Group requires all Directors to own significant numbers of shares relative to salaries or fees. The shareholding is required to be at least 100% of salary or fee within three years of appointment or, based on average personal shareholdings, during 2006, whichever is the later. These requirements have already been satisfied by all Directors at the end of 2005.

More Information
This is a summary of the Group's remuneration policy and practice. Full information appears in the Annual Report and Accounts 2005.



HBOS
FTSE 100 Index
£
140
120
100
80
60
value
10 Sept 01
31 Dec 01
31 Dec 02
31 Dec 03
31 Dec 04
31 Dec 05

Total Shareholder Return
Source: Datastream
This chart shows the value of £100 invested in HBOS since inception on 10 September 2001 compared with the value of £100 invested in the FTSE 100 Index from the same date. To produce a 'fair value' each point is a 30 day average of the relevant index.

Summary Group Income Statement

For the year ended 31 December 2005	2005 £m	2004 £m
Interest receivable	**24,134**	21,581
Interest payable	**(17,305)**	(15,696)
Net interest income	**6,829**	5,885
Net fees and commission income	**1,034**	1,468
Net earned premiums on insurance contracts	**4,654**	9,007
Net investment income related to insurance and investment business	**9,342**	4,652
Other operating income	**1,758**	1,483
Net operating income	**23,617**	22,495
Change in investment contract liabilities	**(5,089)**	
Net claims incurred on insurance contracts	**(2,019)**	(5,890)
Net change in insurance contract liabilities	**(4,220)**	(6,011)
Change in unallocated surplus	**(369)**	
Administrative and other expenses	**(5,547)**	(4,910)
Operating expenses	**(17,244)**	(16,811)
Impairment losses on loans and advances	**(1,599)**	(1,201)
Other impairment losses	**(51)**	(21)
Operating profit	**4,723**	4,462
Share of profits of jointly controlled entities and associated undertakings	**39**	124
Non-operating income	**46**	23
Profit before taxation	**4,808**	4,609
Tax on profit	**(1,546)**	(1,272)
Profit after taxation	**3,262**	3,337
Attributable to:		
Shareholders (including certain non-equity interests in 2004)	**3,230**	3,118
Minority interests:		
equity	**32**	45
non-equity		174
	3,262	3,337
Ordinary interim dividend paid (pence per share)	**11.75**	10.80
Ordinary final dividend proposed (pence per share)	**24.35**	22.15
Basic earnings per share (pence)	**82.2**	79.7
Diluted earnings per share (pence)	**81.3**	79.2

Directors' remuneration	**£'000s**	£'000s
Total emoluments	**8,178**	8,174
Total potential pre-tax gains on share options exercised	**309**	
Total value of shares vested under long term incentive plans	**9,010**	4,257

Retirement benefits accrued to 5 Directors (2004 6 Directors) under pension schemes in the year to 31 December 2005. A detailed analysis of Directors' emoluments, pension entitlements, share interests, share options and shares received under long term incentive schemes is given in the Report of the Board in relation to remuneration policy and practice in the Annual Report and Accounts 2005.

Other operating income
Trading income, change in value of long term assurance business and other operating income.

Impairment losses on loans and advances
Losses incurred on loans and advances when customers fail to repay.

Attributable to shareholders
The amount of profit after tax that is attributed to the shareholders of HBOS.

Earning per share
Basic - profit attributable to shareholders less preference dividends divided by the weighted average number of ordinary shares in issue during the year.

Diluted - as per the basic calculation but assuming that new ordinary shares have been issued on the exercise of all share options that have been granted.

Summary Group Balance Sheet

Financial assets held for trading and derivative assets
These are new classifications of assets for use from 2005. Financial instruments held for trading were previously reported under other balance sheet headings. Hedging derivatives were not previously reported on the balance sheet

Non-returnable finance
These balances have been transferred to the liability side of the balance sheet and are included within debt securities in issue.

Financial liabilities held for trading, derivative liabilities
As for the similar asset classes above these are new classifications of liabilities for use from 2005.

Other borrowed funds
Subordinated debt, preferred securities and preference shares that are not part of shareholders' equity.

Shareholders' equity (excluding minority interests)
Interest of the shareholders in the assets of the business after deduction of the business's liabilities.

As at 31 December 2005	2005 £m	2004 £m
Assets		
Cash and balances at central banks	**1,678**	1,558
Items in course of collection	**753**	1,024
Financial assets held for trading	**41,766**	
Derivative assets	**10,499**	
Treasury bills and other eligible bills		4,327
Loans and advances to banks	**17,356**	20,001
Loans and advances to customers	**343,768**	315,558
Less: non-returnable finance		(28,890)
	343,768	286,668
Investment securities	**104,334**	108,568
Interests in jointly controlled entities and associated undertakings	**459**	356
Goodwill and other intangible assets	**2,448**	2,033
Property and equipment	**1,533**	1,536
Investment properties	**3,942**	3,571
Operating lease assets	**3,115**	3,030
Value of in force long term assurance business	**2,847**	3,657
Other assets	**6,375**	11,836
Total assets	**540,873**	448,165
Liabilities		
Deposits by banks	**32,041**	37,395
Customer accounts	**200,948**	195,494
Financial liabilities held for trading	**25,007**	
Derivative liabilities	**8,576**	
Insurance contract liabilities	**21,970**	53,008
Investment contract liabilities	**42,157**	
Other liabilities	**13,503**	21,551
Debt securities in issue	**157,961**	105,910
Other borrowed funds	**20,254**	14,633
Total liabilities	**522,417**	427,991
Shareholders' equity		
Issued share capital	**1,884**	1,381
Share premium	**1,589**	1,441
Other reserves	**844**	509
Retained earnings	**13,948**	13,931
Shareholders' equity (excluding minority interests)	**18,265**	17,262
Minority interests (equity)	**191**	295
Shareholders' equity (including minority interests)	**18,456**	17,557
Minority and other interests (non-equity)		2,617
Total shareholders' equity	**18,456**	20,174
Total liabilities and shareholders' equity	**540,873**	448,165

This Summary Financial Statement on pages 12 and 13 was approved by the Board on 28 February 2006. **Lord Stevenson** Chairman **AJ Hobson** Chairman of Audit Committee **JR Crosby** Chief Executive **PA Hodkinson** Group Finance Director

Auditors' Report

Statement of the independent auditors' to the members of HBOS plc
(pursuant to section 251 of the Companies Act 1985)

We have examined the Summary Group Income Statement and Summary Group Balance Sheet (together 'the summary financial statement') set out on pages 12 and 13.

This statement is made solely to the Company's members, as a body, in accordance with section 251 of the Companies Act 1985. Our work has been undertaken so that we might state to the Company's members those matters we are required to state to them in such a statement and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our work, for this statement, or for the opinions we have formed.

Respective responsibilities of directors and auditors
The directors are responsible for preparing the Annual Review & Summary Financial Statement in accordance with applicable United Kingdom law. Our responsibility is to report to you our opinion on the consistency of the summary financial statement within the Annual Review and Summary Financial Statement with the full annual accounts and the report to the Board in relation to remuneration policy and practice, and its compliance with the relevant requirements of section 251 of the Companies Act 1985 and the regulations made thereunder. We also read the other information contained in the Annual Review & Summary Financial Statement and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the summary financial statement.

Basis of Opinion
We conducted our work in accordance with Bulletin 1999/6 'The auditor's statement on the summary financial statement' issued by the Auditing Practices Board for use in the United Kingdom. Our report on the Group's full annual accounts describes the basis of our audit opinion on those accounts.

Opinion
In our opinion the summary financial statement is consistent with the full annual accounts, the directors' report and the report of the Board in relation to remuneration policy and practice of HBOS plc for the year ended 31 December 2005 and complies with the applicable requirements of section 251 of the Companies Act 1985 and the regulations made thereunder.

KPMG Audit Plc
Chartered Accountants, Registered Auditor, Edinburgh, 28 February 2006.

Summary Directors' report

The information contained in the Summary Group Income Statement, Summary Group Balance Sheet and Summary Directors' Report is only a summary of the information which appears in the full Annual Report and Accounts.

Principal Activities
The principal activities of the Group are the provision of banking and other financial services in the UK and overseas.

Results and Dividends
Group profit before tax was £4,808m (2004 £4,609m). The Directors propose a final dividend of 24.35p per share to be paid on 15 May 2006 to shareholders on the register at the close of business on 17 March 2006. The final dividend brings the full year dividend to 36.1p, up 10% on 2004.

Business and Financial Review
Summarised extracts from the business and financial review in the Annual Report and Accounts are incorporated in other sections of this document.

Corporate Governance
The Group places a high degree of importance on how it conducts its affairs. A detailed report on corporate governance, including the UK Listing Authority's Combined Code, is contained in the Annual Report and Accounts.

Directors
The names of the current Directors are:

Chairman	Dennis Stevenson
Deputy Chairman	Sir Ron Garrick

Executive Directors

James Crosby	Peter Cummings
Phil Hodkinson	Andy Hornby
Colin Matthew	

Non-executive Directors

Charles Dunstone	Tony Hobson
Brian Ivory	Karen Jones
Coline McConville	Kate Nealon
David Shearer	

Mark Tucker resigned as a Director with effect from 24 March 2005. John Maclean retired as a Director at the conclusion of the Annual General Meeting on 27 April 2005. George Mitchell retired as a Director with effect from 31 December 2005. Andy Hornby, Phil Hodkinson, Sir Ron Garrick and Coline McConville will retire by rotation and will seek re-election by shareholders at the AGM. Peter Cummings and Karen Jones were appointed as Directors on 1 January 2006 and 24 January 2006 respectively and will offer themselves for election at the Annual General Meeting.

Auditors
The financial information set out in the summary financial statement does not constitute the Group's statutory accounts for the year ended 31 December 2005 but is derived from those accounts. Statutory accounts for 2005 will be delivered to the Registrar of Companies following the Company's Annual General Meeting. The auditors have reported on those accounts; their report was unqualified and did not contain statements under section 237(2) or (3) of the Companies Act 1985. A resolution to reappoint KPMG Audit Plc as auditors will be put to shareholders at the Annual General Meeting.

HBOS Board
The Board of Directors, which meets regularly, is legally responsible for running the Company on your behalf. There is a formal list of matters which must be decided at Board level. Non-executive Directors bring experience and advice from the outside business world. The Board is supported by a clearly defined structure of committees consisting of Board members. These include the Audit, Remuneration and Nomination Committees. The roles of Chairman and Chief Executive are separate. All Executive Directors have rolling service contracts which can be terminated by the Group on one year's notice or by the Director on six months' notice. Non-executive Directors are appointed for three years and reappointment is not automatic.

On behalf of the Board

H F Baines
Company Secretary
28 February 2006

Financial Information on a Comparable Basis

Basis of Preparation

From 1 January 2005 the HBOS Group in keeping with other European listed groups has prepared its financial statements in accordance with International Financial Reporting Standards adopted for use in the European Union ('IFRS').

The Summary Financial Statement on pages 12 and 13 has been prepared using IFRS. The 2004 financial information on this page has been presented on a comparable basis (referred to as 'pro forma') using the accounting policies used to prepare the 2005 information but excluding the impact of derivative hedge accounting in the income statement.

James Crosby's summary of the Group's performance on page 2 and 3 and Andy Hornby's review of the Group's achievements on pages 4 to 6 use the 2004 pro forma results as the basis of comparison.

For the year ended 31 December 2005	2005 £m	2004 Pro forma £m
Interest receivable	**24,134**	22,214
Interest payable	**(17,305)**	(15,936)
Net interest income	**6,829**	6,278
Net fees and commission income	**1,034**	873
Net earned premiums on insurance contracts	**4,654**	3,448
Net investment income related to insurance and investment business	**9,342**	4,652
Other operating income	**1,758**	1,312
Net operating income	**23,617**	16,563
Change in investment contract liabilities	**(5,089)**	(1,753)
Net claims incurred on insurance contracts	**(2,019)**	(2,388)
Net change in insurance contracts liabilities	**(4,220)**	(2,190)
Change in unallocated surplus	**(369)**	
Administrative and other expenses	**(5,547)**	(4,973)
Operating expenses	**(17,244)**	(11,304)
Impairment losses on loans and advances	**(1,599)**	(1,255)
Other impairment losses	**(51)**	(22)
Operating profit	**4,723**	3,982
Share of profits of jointly controlled entities and associated undertakings	**39**	107
Non-operating income	**46**	23
Profit before taxation	**4,808**	4,112
Tax on profit	**(1,546)**	(1,203)
Profit after taxation	**3,262**	2,909
Basic earnings per share (pence)	**82.2**	74.9
Underlying earnings per share (pence)	**86.4**	78.0
Loans and advances to customers (£bn)	**343.8**	314.3
Customer accounts (£bn)	**200.9**	188.6

Presentation of Results on an Underlying Basis

In order to demonstrate the underlying results of the Group, we adjust our reported results to exclude certain one off items and other items of a variable nature.

This table summarises the movements between profit before tax and underlying profit before tax.

For the year ended 31 December 2005	2005 £m	2004 Pro forma £m
Profit before tax	**4,808**	4,112
Adjusted for:		
Retail rationalisation costs	**84**	
Merger integration costs		48
Mortgage endowment compensation	**260**	130
Goodwill impairment		6
Gross up for policyholder tax	**(200)**	
Short term fluctuations	**(110)**	(17)
Underlying profit before tax	**4,842**	4,279

References in this document to 'underlying' incorporate the following adjustments:

- Excluding Retail rationalisation costs, merger integration costs, mortgage endowment compensation, goodwill impairment, the effects of grossing up embedded value profits for policyholder tax paid on Long Term Assurance contracts and the impact of short term fluctuations in investment returns; and
- Netting of operating lease depreciation, impairment on investment securities, changes in insurance and investment contract liabilities, change in unallocated surplus and net claims incurred on insurance contracts against income.

Notice of Annual General Meeting 2006

The Annual General Meeting of HBOS plc (the 'Company') will be held at the Manchester International Convention Centre, Windmill Street, Manchester, M2 3GX at 11.30am on Tuesday 25 April 2006 to consider the following business:

Resolution 1:
THAT the accounts and reports of the Directors and the Auditors for the year ended 31 December 2005 be received.

Resolution 2:
THAT the Report of the Board in relation to remuneration policy and practice (as summarised in the Annual Review and Summary Financial Statement 2005 and set out on pages 74 to 92 of the Annual Report and Accounts) for the financial year ended 31 December 2005 be approved.

Resolution 3:
THAT a final dividend of 24.35 pence per ordinary share for the year ended 31 December 2005 be declared and paid on 15 May 2006 to holders of ordinary shares on the register on 17 March 2006 in respect of each ordinary share.

Resolution 4:
THAT Peter Cummings be elected as a Director.

Resolution 5:
THAT Karen Jones be elected as a Director.

Resolution 6:
THAT Andy Hornby be re-elected as a Director.

Resolution 7:
THAT Phil Hodkinson be re-elected as a Director.

Resolution 8:
THAT Sir Ronald Garrick be re-elected as a Director.

Resolution 9:
THAT Coline McConville be re-elected as a Director.

Resolution 10:
THAT KPMG Audit Plc be re-appointed as auditors of the Company from the conclusion of this Meeting until the conclusion of the next general meeting at which accounts are laid before the shareholders in accordance with the provisions of the Companies Act 1985 and that their remuneration be determined by the Audit Committee.

Resolution 11:
THAT the authorised share capital of the Company be increased from £4,685,000,000, €3,000,000,000 and US$4,500,000,000 to £4,685,000,000, €3,000,000,000, US$5,000,000,000, Aus$1,000,000,000 and Can$1,000,000,000 by the creation of an additional 500,000,000 preference shares of US$1 each, 1,000,000,000 preference shares of Aus$1 each and 1,000,000,000 preference shares of Can$1 each.

Resolution 12:
THAT:

(a) the Directors be generally and unconditionally authorised pursuant to and in accordance with Section 80 of the Companies Act 1985 to exercise all the powers of the Company to allot relevant securities (as defined in the Section) up to an aggregate nominal amount:

(i) in respect of ordinary shares, of £319,304,642; and

(ii) in respect of preference shares, of £3,126,852,845, €3,000,000,000, US$4,498,500,000, Aus$1,000,000,000 and Can$1,000,000,000;

(b) the authority given by this Resolution shall expire on the date of the Company's Annual General Meeting in 2007 or, if earlier, on 25 July 2007, and is in substitution for all previous authorities pursuant to the said Section 80, which shall cease to have effect from the date of this Resolution, without affecting the validity of any allotment of securities already made under them;

(c) during the period stipulated in (b) above, the Directors can make offers and enter into agreements which would or might require relevant securities to be allotted after the expiry of such period.

Resolution 13:
THAT:

(a) the Directors be empowered to allot equity securities (as defined in Section 94 of the Companies Act 1985 (the 'Act')), entirely paid for in cash:

(i) of an unlimited amount in connection with a rights issue (as defined in Article 21.7 of the Company's Articles of Association); and

(ii) in addition, of an aggregate nominal amount up to £47,895,696

free of the restrictions in Section 89(1) of the Act;

(b) this power shall expire on the date of the Annual General Meeting in 2007 or, if earlier, on 25 July 2007 and is in substitution for all previous such powers, which shall cease to have effect from the date of this Resolution, without affecting the validity of any allotment of securities already made under them;

(c) during the period mentioned in (b) above the Directors can make offers and enter into agreements which would, or might, require equity securities to be allotted after the expiry of such period;

(d) in working out the maximum amount of equity securities for the purposes of paragraph (a) (ii) of this Resolution, the nominal value of rights to subscribe for shares or to convert any securities into shares will be taken as the nominal value of the shares which would be allotted if the subscription or conversion takes place; and

(e) for the purposes of this Resolution:

(i) references (except in paragraph (e) (ii) below) to an allotment of equity securities shall include a sale of treasury shares; and

(ii) the power in paragraph (a) above, insofar as it relates to the allotment of equity securities rather than the sale of treasury shares, is granted pursuant to the authority conferred by Resolution 12 set out in this Notice of Meeting.

Resolution 14:
THAT the Company be and is hereby unconditionally and generally authorised for the purposes of Section 166 of the Companies Act 1985 (the 'Act') to make market purchases (as defined in Section 163 of the Act) of ordinary shares of the Company and, where shares are held as treasury shares, to use them, inter alia, for the purposes of employee share plans operated by the Company, provided that:

(a) the maximum number of shares which may be purchased is 383,103,366;

(b) the minimum price which may be paid is the 25p nominal value of each share;

(c) the maximum price which may be paid for a share is an amount equal to 105% of the average of the middle market quotations of the Company's ordinary shares as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which such share is contracted to be purchased; and

(d) this authority shall expire at the conclusion of the Annual General Meeting of the Company held in 2007 or, if earlier, 25 July 2007 (except in relation to the purchase of shares the contract for which was concluded before the expiry of such authority and which might be executed wholly or partly after such expiry) unless such authority is renewed prior to such time.

Resolution 15:
THAT, in accordance with Section 347C of the Companies Act 1985 (the 'Act'), the Company be and is hereby authorised to:

(a) make Donations to EU Political Organisations not exceeding £100,000 in total; and

(b) incur EU Political Expenditure not exceeding £100,000 in total

in each case during the period commencing on the date of this Resolution and ending on 25 July 2007 or, if sooner, the conclusion of the Annual General Meeting of the Company held in 2007. For the purposes of this Resolution, the terms 'Donations', 'EU Political Organisations' and 'EU Political Expenditure' shall have the meanings given to them in Section 347A of the Act.

Resolution 16:
THAT:

(a) the Rules of the HBOS plc Extended Short Term Incentive Plan (the 'Plan') (the principal features of which are summarised on pages 19 and 20 of the document of which this Notice forms a part and a copy of which is produced to the meeting and initialled by the Chairman for the purposes of identification) be approved and the Directors be authorised to do all acts and things as they may consider necessary or expedient to adopt and implement the Plan; and

(b) the Directors be authorised to establish such further plans for the benefit of overseas employees based on the Plan, subject to such modifications as may be necessary or desirable to take account of overseas tax, exchange controls or securities laws.

Resolution 17:
THAT the alterations to the Articles of Association of the Company set out in the copy of the Articles of Association produced to the Meeting, and signed by the Chairman for the purposes of identification, be hereby approved.

Resolution 18:
THAT the alterations to the Memorandum of Association of the Company set out in the copy of the Memorandum of Association produced to the Meeting, and signed by the Chairman for the purposes of identification, be hereby approved.

Resolution 19:
THAT the first paragraph of Article 5.10 of the Articles of Association be amended by the addition, after the words "This Article applies to the Priority Preference Shares", of the words "except that, in the case of the 6.0884% Non-Cumulative Preference Shares of £1 each, the power given to the Directors by the foregoing provisions of this Article to allot and issue extra Non-Cumulative Preference Shares shall not apply".

By order of the Board
Harry Baines
Company Secretary
The Mound
Edinburgh
EH1 1YZ
28 February 2006

Explanatory Notes
Resolutions 13, 14, 17, 18 and 19 will be proposed as special resolutions. All other resolutions will be proposed as ordinary resolutions. Holders of the 6.0884% Non-Cumulative Preference Shares of the Company are only entitled to vote on Resolution 19.

Resolution 1:
Reports and Accounts
The Directors are required by law to present to the Meeting the accounts and the Directors' and the Auditors' reports for the year ended 31 December 2005.

Resolution 2:
Approval of the Report on remuneration policy and practice
The Company is required by law to seek the approval of shareholders of its annual Report on remuneration policy and practice. This Report for the financial year ended 31 December 2005 is set out in full on pages 74 to 92 of the Annual Report and Accounts 2005 (copies of which have been sent to those shareholders who elected to receive them) and is summarised on pages 9 to 11 within this document. Any other shareholder who would like a copy of the Annual Report and Accounts 2005 can obtain one by contacting our Registrars on 0870 702 0102, alternatively the Annual Report and Accounts 2005 can be viewed on our website at www.hbosplc.com.

Resolution 3:
Declaration of dividend
Final dividends must be approved by shareholders but must not exceed the amount recommended by Directors. If the Meeting approves Resolution 3, the final dividend in respect of 2005 of 24.35 pence per share will be paid on 15 May 2006 to ordinary shareholders who are on the register of members on 17 March 2006 in respect of each ordinary share, other than those ordinary shares on which a valid election has been received to reinvest dividends on those shares in the HBOS plc Dividend Reinvestment Plan.

Resolution 4:
Election of Peter Cummings as a Director
Age 50. Peter joined the HBOS plc Board in January 2006 as Chief Executive of the Corporate Division. Peter joined Bank of Scotland in 1973 and in 1995 became Director of Corporate Banking. Peter is also a director of the Scottish charity Maggie's.

In accordance with the Articles of Association, Peter offers himself for election to the Board following his appointment by the Directors on 1 January 2006. The remaining Directors unanimously recommend that he be elected as a Director of the Company.

Resolution 5:
Election of Karen Jones as a Director
Age 49. Until January 2006, Karen was Chief Executive of Spirit Group Ltd. Prior to Spirit, Karen founded and was Chief Executive of Café Rouge and The Pelican Group Plc. Karen is a Non-executive Director of Emap Plc and Gondola Holdings Plc.

Notice of Annual General Meeting 2006 continued

In accordance with the Articles of Association, Karen offers herself for election to the Board following her appointment by the Directors on 24 January 2006. The remaining Directors unanimously recommend that she be elected as a Director of the Company.

Resolution 6:
Re-election of Andy Hornby as a Director
Age 39. Andy joined the Board of Halifax in 1999. In July 2005 he was appointed Chief Operating Officer of HBOS plc, having previously been Chief Executive of the Retail Division. Andy will take over as Chief Executive of HBOS plc on 31 July 2006. Prior to joining the Group, Andy carried out various roles at the Boston Consulting Group, Blue Circle and ASDA. He is also a Non-executive Director of GUS plc.

In accordance with the Articles of Association, Andy, who was last elected to the Board on 29 April 2003, retires by rotation and offers himself for re-election. The Board is satisfied, following formal evaluation that Andy continues to be effective on the Board and to demonstrate commitment to his role. The remaining Directors therefore unanimously recommend that he be re-elected as a Director of the Company.

Resolution 7:
Re-election of Phil Hodkinson as a Director
Age 47. Phil was appointed Group Finance Director of HBOS plc in March 2005. Previously, he was Chief Executive of the Insurance & Investment Division. He is also Chairperson of the HBOS Foundation, a Director of Business in the Community and Non-executive Director of BT Group plc. Phil is a Fellow of the Institute of Actuaries.

In accordance with the Articles of Association, Phil, who was last elected to the Board on 27 April 2004, retires by rotation and offers himself for re-election. The Board is satisfied, following formal evaluation that Phil continues to be effective on the Board and to demonstrate commitment to his role. The remaining Directors therefore unanimously recommend that he be re-elected as a Director of the Company.

Resolution 8:
Re-election of Sir Ronald (Ron) Garrick as a Director
Age 65. Sir Ron joined the Board of Bank of Scotland in March 2000. In January 2003 he became Deputy Chairman of HBOS plc and Senior Independent Director in 2004. He was previously Chief Executive and Chairman of the Weir Group PLC.

In accordance with the Articles of Association, Sir Ron, who was last elected to the Board on 29 April 2003, retires by rotation and offers himself for re-election. The Board is satisfied, following formal evaluation, that Sir Ron continues to be an effective Non-executive Director and Chairman of the Nomination Committee, and continues to demonstrate commitment to these roles. The remaining Directors therefore unanimously recommend that he be re-elected as a Director of the Company.

Resolution 9:
Re-election of Coline McConville as a Director
Age 41. Coline joined the Board of Halifax plc in 2000. She is the Chief Executive Officer, Europe of Clear Channel International and was previously with McKinseys Management Consultants in London and The L E K Management Consultants in Germany. Coline qualified as a lawyer in Australia and has an MBA from Harvard Business School.

In accordance with the Articles of Association, Coline, who was last elected to the Board on 29 April 2003, retires by rotation and offers herself for re-election. The Board is satisfied, following formal evaluation, that Coline continues to be an effective Non-executive Director, and continues to demonstrate commitment to this role. The remaining Directors therefore unanimously recommend that she be re-elected as a Director of the Company.

Resolution 10:
Re-appointment and remuneration of auditors
The Company is required to appoint auditors, at each general meeting at which accounts are presented, to hold office until the end of the next such meeting. The Resolution, which is recommended by the Audit Committee, proposes the re-appointment of the Company's existing auditors, KPMG Audit Plc, and follows best practice in giving authority to the Audit Committee to determine their remuneration.

Resolution 11:
Creation of additional preference shares
As a financial services group, the Company has to maintain an appropriate level of capital to maintain and develop its business. It is the policy of the Company to actively manage its capital so as to maximise the efficiency of the capital structure. The Company's capital may be in the form of ordinary shares but may also be in preference shares, or other securities exchangeable or convertible into preference shares, of the Company. The Group has, over the years, issued a number of classes of preferred security and it may well be in the interests of the Group to make further such issues in the future. In order to maintain the flexibility to take advantage of the market for capital when your Directors think it is appropriate to do so, it is necessary for the Company to have sufficient authorised share capital available for issue. The Company is, therefore, asking its shareholders to approve a Resolution to increase the authorised preference share capital by increasing the amount of authorised US dollar denominated preference shares and by introducing new classes of Australian dollar and Canadian dollar preference shares.

Resolution 12:
Power to allot shares
The Directors are currently authorised to allot relevant securities (which includes ordinary shares and preference shares) of the Company, but their authorisation ends on the date of the Annual General Meeting. Resolution 12 renews the Directors' authority to allot shares. This authority is limited to the amounts set out in the Resolution. The renewed authority will remain in force until the date of the Annual General Meeting in 2007 or 25 July 2007, whichever is the earlier.

The authority to allot ordinary shares is restricted to an aggregate nominal value of £319,304,642, representing one-third of the Company's issued ordinary share capital as at 1 February 2006, the latest practicable date before the printing of this Notice. There is no present intention to allot ordinary shares except to satisfy awards of ordinary shares under the Company's employee share schemes.

The authority in respect of preference shares covers the whole of the authorised but unissued preference share capital of the Company. The purpose of giving the Directors authority to allot preference

capital is to maintain the Company's flexibility to take advantage of the market for capital when your Directors think it appropriate to do so.

Resolution 13:

Authority to allot shares for cash

The effect of this Resolution is to renew the authority conferred on the Directors to allot equity securities for cash, without the need first to offer such shares to existing shareholders. This authority also covers the sale of treasury shares (see the note to Resolution 14 below) for cash.

The renewed authority, which disapplies the statutory pre-emption provisions of the Companies Act 1985, will remain in force until the date of the Annual General Meeting in 2007 or 25 July 2007, whichever is the earlier. The proposed limit on the nominal value of ordinary shares that may be allotted for cash or sold, otherwise than in connection with a rights issue, is £47,895,696 which represents 5% of the issued ordinary share capital as at 1 February 2006 (being the latest practicable date prior to the publication of this Notice). The Company does not intend to issue more than 7.5% of its issued ordinary share capital on a non pre-emptive basis in any three year period. This Resolution is in line with the guidelines issued by the Investment Committees of the Association of British Insurers and the National Association of Pension Funds.

Resolution 14:

Authority to repurchase ordinary shares

The effect of this Resolution is to renew the authority granted to the Company to purchase its own ordinary shares, up to a maximum of 383,103,366 ordinary shares, until the Annual General Meeting in 2007 or 25 July 2007 whichever is the earlier. This represents 10% of the ordinary shares in issue as at 31 December 2005 and the Company's exercise of this authority is subject to stated upper and lower limits on the price payable which reflects the requirements of the UK Listing Authority. Shares will only be repurchased if earnings per share are expected to be enhanced as a result and it is in the best interests of shareholders generally. To the extent that any shares so purchased are held in treasury (see below), earnings per share will be enhanced until such time, if any, as such shares are resold or transferred out of treasury.

The Company can either cancel shares, which have been purchased, or hold them as treasury shares (or a combination of both). Treasury shares are shares which have been repurchased by the Company and which it is allowed to hold pending either reselling them for cash, cancelling them or, if authorised, using them for the purposes of its employee share plans.

The Directors believe that it continues to be desirable for the Company to have this choice. Holding the repurchased shares as treasury shares gives the Company the ability to re-issue them quickly and cost effectively and provides the Company with additional flexibility in the management of its capital base. No dividends will be paid on, and no voting rights will be exercised in respect of, treasury shares. In 2005 115,571,000 shares were purchased into Treasury and 110,000,000 were cancelled.

This Resolution also authorises the Company to transfer any treasury shares held by it for the purposes of its employee share plans. Treasury shares transferred for these purposes will, so long as required under the guidelines of the Association of British Insurers Investment Committee, count towards the limits in those plans on the number of new shares which may be issued.

As at 1 February 2006 (being the latest practicable date prior to the publication of this Notice), there were 107,764,671 outstanding options granted under all share option plans operated by the Company which, if exercised, would represent 2.81% of the issued ordinary share capital of the Company. If this authority were exercised in full and the shares repurchased were to be cancelled, such options if exercised would represent 3.13% of the issued ordinary share capital of the Company.

Resolution 15:

Authority to make Donations to EU Political Organisations and incur EU Political Expenditure

It is HBOS policy not to make donations to political parties.

However, the law regulating political donations changed in 2000 and as a result, payments and activities which would not previously have been regulated may now be prohibited unless they have shareholder approval. The meaning and implications of this legislation remain unclear, but could extend to routine activities undertaken by the Company in the ordinary course of business that are not 'political' or 'party political' in any common sense meaning of those terms. To avoid inadvertent infringement of this law, the Board is seeking shareholders' approval for the Company, to make 'Donations' to 'EU Political Organisations' of up to £100,000 and incur 'EU Political Expenditure' of up to £100,000 (each as widely defined in this law), until the earlier of 25 July 2007 or, if sooner, the date of the 2007 Annual General Meeting.

Resolution 16:

The HBOS plc Extended Short Term Incentive Plan (the 'Plan')

The existing annual incentive plan rewards participants for delivering annual operating plans for which they or their teams have direct responsibility. It has applied, in much the same form, since the Company was established. During that period, incentive plans operated by competitor banks have moved on, principally through the establishment of higher bonus opportunities for hitting or exceeding targets. This, coupled with the changes to the pensions regime which come into effect in 2006, make it an appropriate juncture for the Company to review all its incentive arrangements.

We have decided to make no material changes to either the long term scheme or the core short term scheme. They have worked well for both shareholders and participants in the past and we believe they will continue to do so. But we have decided to introduce an extended short term scheme - for two main reasons. Firstly and obviously, we have to re-establish a competitive reward structure - to retain, attract and motivate our key colleagues. We have become increasingly uncompetitive in this area over the last two or three years. But secondly, we have to do so in a way which is likely to continue to add better value for our shareholders. And here, therefore, we have decided to focus an element of reward, namely the extended short term plan, on biennial, rather than annual, group operating performance - with the best rewards delivered only if we deliver our group operational targets or better, year in, year out.

The general terms of the plan are otherwise substantially the same as the core short term scheme, and are as follows:

Eligibility and Operation

All employees of the Company are eligible to participate in the Plan but it is intended that it will operate annually for the most

Notice of Annual General Meeting 2006 continued

senior executives of the Company. Participants will be eligible for a cash payment ('Cash Bonus') subject to the satisfaction of challenging performance targets measured over two consecutive annual performance periods and provided the participant remains in employment.

The Plan will be operated by the Remuneration Committee (the 'Committee') which will determine eligibility, level of awards and the performance targets. The performance targets will focus on our biennial Group operating performance with the emphasis of continuously at least hitting our operating plan targets. Whilst it will reward discrete target annual performance, it will better reward the repeated achievement of those annual targets. The performance will be measured against a mixture of earnings per share, return on equity and profitability, measured in terms of shareholder value added, or other such measures as determined by the Committee. The maximum payment that may be received under the Plan is 37.5% of eligible salary if taken in cash, 56.25% of salary if invested in shares and those shares are retained for three years. Payments under the Plan are not pensionable.

Sharekicker

As with the Annual Bonus Plan, the existing facility whereby participants can decide to take the whole or part of their bonus in shares rather than cash will be incorporated into the Plan. This facility is termed 'Sharekicker', further details of which are set out in the 2005 Annual Report and Accounts and below.

Under the current rules of Sharekicker, participants who decide to take their Cash Bonus as shares ('Bonus Shares') will retain them for three years and, provided they remain in employment for the holding period, will receive additional shares of up to 50% of the shares acquired with the Cash Bonus. Participants will be entitled to any dividends paid on Bonus Shares and to instruct the trustee holding his Bonus Shares how to vote.

Leaving employment

If a participant ceases to be employed before the date on which bonus awards are made (the 'Award Date') for a permitted reason (for example retirement, redundancy, injury or disability, death or the sale of the business or subsidiary for which he works), the Committee may pay a Cash Bonus or award Bonus Shares. Any such payment or award may be pro-rated to reflect that proportion of the performance period during which the participant was employed. If Bonus Shares are awarded they will remain in trust for the remainder of the 3 year retention period following which period additional shares will be awarded.

If a participant ceases to be employed before the Award Date for any other reason not specified above, no Cash Bonus or Bonus Shares will be awarded. If a participant leaves in such circumstances after the Bonus Shares have been awarded and before the end of the 3 year retention period, the Bonus Shares will be immediately released and no additional shares will be awarded.

However, other than on death, the Committee may decide that the participant will not be entitled to receive any additional shares.

Reconstruction, Takeover, *Merger or other Reorganisations*

On a takeover, scheme of arrangement, merger or other corporate reorganisation, Bonus Shares will be transferred to the participants and the Directors may decide that matching shares will be transferred as well. Alternatively, participants may be required to exchange their shares for shares in the acquiring company.

Plan Limits

The plan limits which apply for Sharekicker apply equally in relation to Bonus Shares.

Amendments to the Rules of the Plan

The Committee may amend the Plan as it considers appropriate. In addition, shareholder approval will be required to amend certain provisions of the Plan to the advantage of participants. These provisions relate to: eligibility; individual and plan limits; rights attaching to the awards or shares; adjustment of awards on variation in the Company's share capital and the amendment powers.

The Committee can without shareholder approval make minor amendments to benefit the administration of the Plan or which relate to any changes in legislation or which will obtain or maintain favourable tax, exchange control or regulatory treatment for any participating company or any participant. The same amendment provisions apply to Sharekicker.

Termination

The Committee may terminate the Plan at any time, but termination will not affect subsisting rights. The Plan, in any event, will terminate at the same time as the Annual Bonus Plan on 15 May 2012.

General

The following provisions apply where Bonus Shares are awarded under Sharekicker:

- Any shares issued under the Plan will rank equally with shares of the same class in issue on the date of allotment except in respect of rights arising by reference to a prior record date.
- Awards may be adjusted following any variation in the share capital of the Company.
- Awards under the Plan are not transferable.

Resolution 17: Amendments to the Articles of Association

It is now five years since the Articles of Association were put in place, when HBOS plc was established on the merger of Bank of Scotland and Halifax Group. Although small amendments have been made since then, there have been a number of recent changes in law and practice, which make it desirable to make further amendments. In addition, it has also become apparent, from the Company's recent preference share issues, that the wording of the Articles dealing with preference share rights (which is largely derived from the preference shares Articles of Bank of Scotland and Halifax Group) restricts the flexibility of the Directors to decide on the rights of new preference shares in line with market conditions. Accordingly, the Board is seeking shareholders' approval for a number of changes to be made to the Articles. A summary of the principal changes proposed is set out below:

- It is proposed to adopt new Articles 3A and 11A, to provide for a broad range of options (for example as to dividend rights, rights to return of capital, voting rights, etc.) for future issues of preference shares. The objective is to have a simpler framework for determining new preference share rights than is contained in the current, complex preference share Articles. It should be noted, however, that the rights of existing issues of preference shares will continue to be governed by

the existing preference share Articles and their rights will not be varied by the adoption of these new Articles;
- Article 120 requires that committees of the Board should be made up of a majority of Directors and that a Resolution of a committee is only effective if a majority of the committee present at the time a Resolution is passed is made up of Directors. In a major financial services group, such as HBOS, this limits the Company's flexibility and speed of response. It is therefore proposed that the Board should be able to appoint Directors and non-Directors to committees of the Board as the Board thinks appropriate in light of the function of each particular committee. In addition, committees will be able to co-opt additional members (who need not be Directors) if the terms of appointment of the committee by the Board permit it;
- Article 121 applies the procedures set out in the Articles of Association for Board meetings to committee meetings, but only if the committee includes two or more Directors. This Article will be amended so that the procedure for Board meetings always applies (unless the Board decides otherwise) and it will also make it clear (which it is not, at the present time) that a committee of the Board may act by Written Resolution;
- The Articles will adopt new provisions to permit the storage of documents in electronic form. This enables paper documents to be destroyed earlier than would otherwise be the case. Electronic archiving can be less costly than archiving paper copies of all documents;
- The provisions for payments to shareholders in Article 140 do not allow payments by transfers to accounts with banks or financial institutions outside the United Kingdom without the Company first having received the prior consent of each relevant shareholder. Whilst the current terms of the Article are satisfactory for dividends paid in sterling on the Company's ordinary shares, they are too restrictive in relation to preference share issues which may be issued in a number of currencies and held in overseas clearing systems. Accordingly, changes to Article 140 are proposed to permit the Directors to determine the appropriate method of payment for dividends and other payments made in respect of shares;
- New provisions in the Companies Act came into effect in 2005 relating to directors' indemnities and the payment of directors' defence costs. In particular, companies are now permitted to indemnify directors in respect of proceedings brought by third parties, covering both legal costs and the financial costs of any adverse judgement, although this does not include the legal costs of an unsuccessful defence of criminal proceedings or fines imposed in criminal proceedings or penalties imposed by regulatory bodies, such as the Financial Services Authority. In addition, companies are now permitted to pay directors' costs of defending proceedings brought against them as they are incurred, rather than only when final judgement in the Director's favour has been given. If the defence is unsuccessful, however, a Director will still be liable to pay any damages awarded and to repay defence costs to the Company (except where the proceedings have been brought by a third party and the Company chooses to indemnify him). Although the Company already has the power to indemnify Directors to the limited extent permitted before the changes were made to the Companies Act 1985, the Board believes that it is appropriate that it should make the benefits of the new provisions available to Directors. Litigation is often a very lengthy and expensive process and the Board considers the adoption of the extended powers to be a prudent step to protect Directors from the financial strain of litigation with which they may be faced as Directors of the Company. If the Company indemnifies the Directors, it is required to make disclosure in the Directors' Report and shareholders also have the right to inspect any indemnification agreement.

Resolution 18:
Amendments to the Memorandum of Association

Resolution 18 is being proposed so that the Memorandum contains the appropriate power to allow the Company to pay directors' defence costs pursuant to changes to the Articles discussed above.

Resolution 19:
Further Amendment to the Articles of Association

The Company is proposing an additional amendment to Article 5.10 of its Articles of Association, to make a small alteration to the terms applying on the issue of preference shares. In the course of last year, as part of the Company's capital management programme, the Company issued £750 million of 6.0884% Non-Cumulative Preference Shares (the 'Preference Shares'). Under the Articles of Association of the Company, the Directors have the power, in certain circumstances, to issue new preference shares of the same class as the Preference Shares, in lieu of a dividend which has not been paid. The Company was advised, at the time of the issue, that this power was not appropriate in the light of the preference share market at that time, but the Preference Shares could not be issued without giving the Directors that power, because of the provisions of the Articles of Association. The Company undertook to put a Resolution to ordinary shareholders and to preference shareholders to remove the power to issue new preference shares in these circumstances. The effect of changing the relevant Article would be retrospectively to remove the power from the rights attaching to the Preference Shares. As a change to the Articles of Association which has the effect of varying the class rights of the Preference Shares, the Resolution requires the approval of ordinary shareholders and the holders of the Preference Shares voting together. It also requires the consent of the holders of the Preference Shares at a separate class meeting, which has been convened for 10 April 2006.

The Directors recommend all shareholders to vote in favour of all the resolutions, as the Directors intend to do so in respect of their own shares, and consider that they are in the best interests of the Company and the shareholders as a whole.

Notes
Shareholders

The Company, pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, specifies that only those shareholders on the register of members as at 11.30am on 23 April 2006 are entitled to attend and vote at the meeting in respect of the number of shares registered in their name at that time or, if the meeting is adjourned, as at 48 hours before the time fixed for the adjourned meeting (as the case may be). In each case, changes to the register of members after that time shall be disregarded in determining the rights

Notice of Annual General Meeting 2006 continued

of any person to attend or vote at the meeting. A shareholder entitled to attend and vote is entitled to appoint a proxy or proxies to attend and, on a poll, to vote instead of him or her. A proxy need not be a shareholder of the Company.

Shareholders can vote online by using the unique PIN on the enclosed Form of Proxy/Direction, at www.hbosplc.com/agm/onlinevoting or by completing and sending the Form of Proxy/Direction back to our Registrars in the envelope provided.

Those shareholders who hold shares through CREST may choose to appoint a proxy or proxies using CREST. The CREST proxy instruction must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions as described in the CREST Manual. Time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which our Registrars are able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. The Directors may treat a CREST proxy instruction which purports to be or is expressed to be sent on behalf of a shareholder as sufficient evidence of the authority of the person sending that instruction to send it on behalf of the holder.

Forms of Proxy and relevant online instructions must reach our Registrars, Computershare Investor Services PLC, PO Box 1912, The Pavilions, Bridgwater Road, Bristol, BS99 2HF by 11.30am on 23 April 2006. If using CREST, proxy instructions must be received by our Registrars ID 3RA50 by 8.00pm on 21 April 2006.

Forms of Direction and relevant online instructions must reach our Registrars, address as above, by 11.30am on 22 April 2006.

If you propose to attend the meeting, please detach and bring the AGM Voting Card with you. On the reverse of the card is a poll card for use at the meeting, as all the Resolutions will be voted on by way of a poll. Shareholders who have appointed a proxy may still attend the meeting instead of their proxies and vote in person if they wish. However, his/her previous proxy votes lodged with the Company will be excluded.

Documents

The Company's registered office is currently undergoing a significant restoration programme. During these works, the following information will be available for inspection during business hours on any weekday (weekends and public holidays excluded) at the Head Office branch at 7-9 North Bank Street, Edinburgh, EH1 1YZ and at the temporary Headquarters at 5 Morrison Street, Edinburgh, EH3 8BH. The information will also be available for inspection at the place of the Annual General Meeting, the Manchester International Convention Centre from 10.00am on the day of the meeting until the conclusion of the meeting:

(a) the register of interests of Directors and their connected persons in the share capital of the Company;

(b) copies of the Directors' service contracts;

(c) a statement containing particulars of loans and quasi-loans made by the Company in favour of the Directors and connected persons;

(d) the existing and proposed Memorandum and Articles of Association of the Company;

(e) copies of the letters of appointment of Non-executive Directors; and

(f) the rules of The HBOS plc Extended Short Term Incentive Plan.

The Company publishes two documents: the full report and accounts (Annual Report and Accounts) and a separate annual review (Annual Review and Summary Financial Statement).

You have been sent the Annual Review and Summary Financial Statement 2005 in this mailing. You will not receive a full Annual Report and Accounts unless you have previously requested one from the Company or our Registrars. Shareholders and participants who only receive an Annual Review and Summary Financial Statement 2005 may request a copy of the full Annual Report and Accounts for the year ended 31 December 2005, free of charge, by telephoning our Registrars on 0870 702 0102.

If you would like to receive the full Annual Report and Accounts in future years, please write to our Registrars:
Computershare Investor Services PLC
PO Box 1909
The Pavilions
Bridgwater Road
Bristol
BS99 7DS

HBOS@computershare.co.uk

If in the past you have elected to receive the full Annual Report and Accounts and now wish to cancel that instruction, please notify our Registrars at the above address.

Voting Results

You can obtain the results of the poll by telephoning our Registrars on 0870 702 0102 on or after 26 April 2006. The results of the poll will be announced to the UK Listing Authority and will appear on our website, www.hbosplc.com on 26 April 2006.

The Annual General Meeting will be broadcast live to shareholders by webcast on 25 April 2006, commencing at 11.25am. Please visit www.hbosplc.com/agm/webcast to view the webcast.

The highlights of the Annual General Meeting will also be available to view from 26 April 2006 on www.hbosplc.com/agm/webcast

The Annual General Meeting (AGM) of HBOS plc will be held at the Manchester International Convention Centre (MICC), Windmill Street, Manchester M2 3GX at 11.30am on Tuesday 25 April 2006.

10.00am – Doors open

We would encourage our shareholders to arrive early on Tuesday 25 April 2006 in order to take full advantage of the Product Area. Here, shareholders will find various HBOS brands represented. Specialised colleagues will be available to discuss any questions on their specific products and provide detailed literature if requested. Refreshments will be available on arrival and after the Meeting.

11.30am – The Annual General Meeting (AGM) begins

The voting on the resolutions as set out in the Notice of Meeting will be conducted on the basis of a poll at the end of the AGM. Shareholders will be asked to complete the poll card on the reverse of the AGM Voting Card and place it in the ballot boxes prominently displayed in the auditorium. Persons accompanying shareholders will be admitted at the discretion of the Company.

Holders of HBOS preference shares, ordinary shares held through the Halifax Share Dealing Service and certain employee share plans are entitled to attend but may not vote at the AGM. The exception to this rule applies when a resolution is to be proposed at the AGM which would vary the rights and restrictions of their class of shares. In these cases the shareholders will have received due notice from the Company and the appropriate documentation and instruction.

How to get to the MICC

The MICC is at the heart of modern Manchester, and located on the same site as the G-MEX centre. It's right in the city centre - the focal point of a growing commercial and cultural community that has become known as the Convention Quarter. This vibrant square mile includes several leading hotels, the Bridgewater Hall concert venue, multiplex cinema, museums and dozens of restaurants.

The main entrance to the MICC is on Windmill Street.

By road

Manchester Ring Road:
Exit the M60 at Junction 12 (Eccles Interchange). Merge onto the M602 towards Manchester. At Junction 3 bear right onto the A57 (Regent Road), and after 1 mile the road name changes to the A57(M) (Mancunian Way). Immediately bear left onto the exit ramp and merge onto the A56 (Bridgewater Way). Continue over Bridgewater Viaduct and onto Deansgate. Turn right onto Peter Street, right onto Museum Street, then right again, onto Windmill Street. For details of parking please visit **www.ncp.co.uk**

By rail

Manchester is served by two mainline railway stations, both of which are located in the city centre. Manchester Piccadilly and Manchester Victoria together provide direct rail connections to all major UK cities - London is just 2 hours away.

MICC is connected to the mainline stations by the Metrolink.
www.nationalrail.co.uk
www.metrolink.co.uk

By air

Manchester International Airport is the UK's third busiest airport. At 9 miles from MICC, it is less than 20 minutes away by road and serves UK, European and international destinations. An express train service from Piccadilly station and an integrated Metrolink interchange link it to the city centre.
www.manchesterairport.co.uk

Smoking

Smoking is not permitted in the venue.

Admission

Please bring your Voting/Observer Card with you, which is attached to your Form of Proxy/Direction.

If you have been appointed as a shareholder Proxy, please make this fact known to the AGM staff. They will direct you to the Registrars.

Additional needs

Please note that this Annual Review and Summary Financial Statement 2005 and Notice of Meeting is available in alternative formats on request including audio tape and Braille.

Facilities will be available at the Meeting for shareholders who have additional needs. An Induction Loop System and Sign Language Interpreter will be available within the auditorium. Facilities are also available for wheelchair users. Anyone requiring the use of these facilities should contact one of the stewards who will direct them to the respective areas.

Medical care

If you require medical attention please contact an HBOS steward who will accompany you to the designated areas.

Attending the AGM


JACKSON'S ROW
QUAY STREET
DEANSGATE
BOOTLE STREET
PETER STREET
MOUNT STREET
ST JOHN ST
CAMP ST
WINDMILL STREET
MICC
WATSON STREET
G-MEX
LOWER MOSLEY STREET
LIVERPOOL ROAD
DEANSGATE
GREAT BRIDGEWATER STREET
G-MEX METROLINK
CASTLE ST
WHITWORTH STREET WEST
HEWITT STREET
WHITWORTH STREET WEST
P



Registered Office:
HBOS plc
The Mound
Edinburgh
EH1 1YZ

www.hbosplc.com

Registered in Scotland No. SC218813

Published by Elmwood. Printed by Communisis UK Ltd. 4001658

Form of Proxy

HBOS Certificated/CREST

FOLD HERE

BA/99999999/99999
Mr A B Sample
1 Sample House
Sample Road
Sample Town
Sample County
WX1 9YZ

Joint Holders/Executors
Mrs C D Sample
Mr E F Sample

E095

For office use only

99999

Your Online Voting PIN

Z9999999999

Your Folio Number

You can vote online by using your unique PIN noted on this form at www.HBOSplc.com/agm/onlinevoting, or by completing and sending this form back in the envelope provided.

Instruct your proxy how to vote by placing a cross in the appropriate box next to each resolution.

Your proxy will have discretion to vote in respect of your total holding on any resolution on which you have not given specific instruction on how to vote and, unless instructed otherwise, on any business which may properly come before the AGM. In the case of a corporation, the Form of Proxy should be executed under its common seal and/or by a duly authorised person.

Please complete and return this Form of Proxy to be received by the Registrar no later than 11.30am on Sunday 23 April 2006. The return of this form will not prevent a shareholder from attending the AGM and voting in person.

Full details of the resolutions are set out in the Notice of Meeting.

Please place a cross within the boxes using black ink.

Resolutions	For	Against	Withheld
1. To receive the Report and Accounts	☐	☐	☐
2. To approve the Report on remuneration policy and practice	☐	☐	☐
3. To declare a final dividend	☐	☐	☐
4. To elect Peter Cummings	☐	☐	☐
5. To elect Karen Jones	☐	☐	☐
6. To re-elect Andy Hornby	☐	☐	☐
7. To re-elect Phil Hodkinson	☐	☐	☐
8. To re-elect Sir Ronald Garrick	☐	☐	☐
9. To re-elect Coline McConville	☐	☐	☐
10. To re-appoint KPMG Audit Plc as auditors	☐	☐	☐
11. To approve the increase in authorised preference share capital	☐	☐	☐
12. To authorise power of the Directors to allot shares	☐	☐	☐
13. To authorise the allotment of shares for cash	☐	☐	☐
14. To authorise the repurchase of ordinary shares	☐	☐	☐
15. To approve political donations and expenditure	☐	☐	☐
16. To approve and adopt the rules of The HBOS plc Extended Short Term Incentive Plan	☐	☐	☐
17. To approve the amendments to the Articles of Association	☐	☐	☐
18. To approve the amendments to the Memorandum of Association	☐	☐	☐
19. To approve further amendment to the Articles of Association	☐	☐	☐

I/We, being the holder(s) of ordinary shares in HBOS plc, hereby appoint the Chairman of the Meeting or

(insert the name of the person you are appointing as your proxy)

to act as my/our proxy at the AGM of the company to be held at 11.30am on Tuesday 25 April 2006 and at any adjournment.

Signature Date

FOLD HERE

In the case of Joint Holders only one need sign. The vote of the first named holder who tenders a vote, whether in person or by proxy, will alone be counted.

TEAR HERE

AGM Voting Card

HBOS Certificated/CREST

BA/99999999/99999
Mr A B Sample

Joint Holders/Executors
Mrs C D Sample
Mr E F Sample

This card is only required if you are attending the AGM

Your Folio Number: Z9999999999

Watch your AGM online – www.HBOSplc.com/agm/webcast

If you are unable to attend in person you could:

- watch your AGM live from 11.25am on Tuesday 25 April 2006 by visiting the web link above; or
- view the entire Meeting and additional footage, on the web link, from Wednesday 26 April 2006.

Ask us a question

We welcome your comments and feedback. If you would like to speak to us you can:

- register an AGM related question prior to the Meeting at www.HBOSplc.com/agm/question; or
- ask a question on the day by visiting the Shareholder Services desk, where both HBOS staff and the Registrar will be happy to assist you.

Trading shares

If you would like to trade HBOS shares, go to www.halifax.co.uk/HBOSshares

Improved services for our shareholders

1. HBOS Ecomms – a more efficient and environmentally-friendly service

Register your email address to receive future shareholder communications electronically by:



- visiting www.HBOSplc.com;
- selecting 'Private shareholders' from the menu; and
- clicking on the 'E-mail registration' box.

2. InvestorPhone

Available 24 hours a day, 7 days a week, giving you access to:



- your share balance;
- your dividend payments; and
- the HBOS share price.

InvestorPhone can be accessed by dialling 0870 702 0102 and providing your folio number.

3. Investor Centre

The Registrar's free online portfolio service, allowing you to:



- view and update your holdings in all companies maintained by the Registrar;
- update your portfolio with details of shareholdings maintained by other registrars; and
- access the site from anywhere in the world at any time.

Registration can be done quickly and simply at www.computershare.com

Resolution	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18	19
For																			
Against																			
Withheld																			

Signature